
13003343

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2013/123
10 June 2013
Prepared by: FFCO
Original: English

Probable Date of Board Presentation **Not Applicable**

FOR INFORMATION

MEMORANDUM

TO : THE BOARD OF DIRECTORS

FROM : Cecilia AKINTOMIDE
Secretary General

SUBJECT : ADB - FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2013 *

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the three months ended March 31, 2013.

Attach:

Cc: The President

*** Questions on this document should be referred to:**

Mr. A.O. ODUKOMAIYA	**Director**	**FFCO**	**Extension 2026**
Mr. N. NGWENYA	**Manager**	**FFCO.1**	**Extension 2105**
Mr. K. AGBOLUAJE	***Chief Finance Accountant***	**FFCO.1**	**Extension 3636**
Mr. H. BEN OTHMAN	**Principal Financial Accountant**	**FFCO.1**	**Extension 2701**

SCCD: G.G.

ADB FINANCIAL STATEMENTS
March 31, 2013

The financial highlights for the three months ended March 31, 2013 are summarized below. The financial statements and indicators for the three months ended March 31, 2009 to 2013 are summarized in schedules **A** and **B** attached to this memorandum.

1. Results of Operations

1.1 The Bank incurred a net loss before distributions approved by the Board of Governors for the first quarter of 2013 amounting to UA 4.03 million compared to an income of UA 67.46 million in the first quarter of 2012. The current result was primarily due to fair valuation losses on borrowings and related derivatives that are typically volatile amounting to UA 47.53 million.

The trend of the Bank's operating results for the first quarter of 2009 to 2013 is shown below:

Trend in operating results



UA millions
160
140
120
100
80
60
40
20
0
-20
2009
2010
2011
2012
2013
Year
Administrative expenses
Income before distribution
Income on loans and investments
Interest expense

The above trend shows that total income on loans and investments increased from UA 117.31 million in 2009 to UA 148.48 million in 2012 but declined to UA 115.92 in 2013. The decline in 2013 is mainly due to reduced investment income arising from lower yield and the reduction in the overall size of investment portfolio. Interest expense declined from UA 69.19 million in 2009 to UA 49.75 million in 2013. On the other hand, administrative expenses of the Bank increased steadily in the first quarters of the last five years, from UA 11.42 million in 2009 to UA 22.59 million in 2013.

1.2 The significant factors influencing the financial results for the first quarter of 2013 compared to 2012, either negatively or positively are the following:

Negative impacts

- Fair valuation losses on borrowings and related derivatives amounted to UA 47.53 million in the first quarter of 2013 compared to net losses of UA 12.94 million in the same period of 2012.

- Loan and investment income declined from UA 148.48 million in 2012 to UA 115.92 million in 2013 due to the low market interest rates.

- Net translation gains reduced from UA 6.81 million in the first quarter of 2012 to UA 2.67 million in the current period.

Positive impacts:

- Net reversal of impairment provision on treasury investments held at amortized cost amounting to UA 3.68 million in the current period following the sale of some MBIA bonds with nominal value of USD 20 million.

- Interest expense decreased marginally from UA 51.84 million in 2012 to UA 49.75 million in 2013. Interest expense has declined steadily from the high of UA 69.52 million in 2009 to UA 49.75 million in 2013 due mainly to relatively low market interest rates during these periods.

The chart below shows the trend of borrowings and interest expense over of the last five periods:


UA millions
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
-
Borrowings
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Interest expense
2009
2010
2011
2012
2013
Year
Borrowings
Interest expense

The chart below compares the movement in investment and loan income with the investment and loan balances over the three-month period in the last five years:

Evolution of investment and loan income


UA millions
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
-
Earning assets
160
140
120
100
80
60
40
20
-
Income
2009
2010
2011
2012
2013
Year
Total earning assets
Loans
Investments
Total income
Loans income
Investment income

Loan balances increased steadily from UA 6.06 billion in the first quarter of 2009 to UA 10.87 billion in 2013; consequently loan income increased steadily from UA 76.62 million in 2009 to UA 82.36 million in 2013. On the other hand, investments which had increased from UA 5.55 billion at the end of the first quarter of 2009, to UA 8.34 billion in 2012 dropped significantly to UA 6.00 billion at the end of the current year.; The combination of reduced investment portfolio and the low market interest rates resulted in the significant decline in investment income from UA 64.20 million in the first quarter of 2012 to UA33.60 million this quarter.

1.3 Zimbabwe, Sudan and Somalia remained the three borrowing countries with arrears that are more than six months at the end of March 2012 and 2013. A comparative summary of loan charges in arrears for six months and over is presented below:

(UA thousands)

Borrower	Loan Principal Outstanding	Arrears on principal	Cumulative charges in arrears as at:	
	31.03.2013	31.03.2012	31.03.2013	31.03.2012
SOMALIA	4,294	4,294	10,610	10,452
SOUDAN	56,424	56,424	62,027	60,691
ZIMBABWE	198.598	196,711	190,791	174,964
PRIVATE SECTOR	53,318	14,623	21,368	17,088
	312,634	**272,052**	**284,796**	**263,195**

- The cumulative allowance for impairment on loan principal outstanding and charges receivable at March 31, 2013 amounted to UA 130.32 million and UA 202.79 million, respectively, representing 1.20% and 52.03% of outstanding loan principal and charges receivable, respectively, on that date. The charts below show the evolution over the last five periods of impairments compared to outstanding loan principal and charges receivable, respectively:

Evolution of loan impairment to outstanding loans



UA millions
12 000
10 000
8 000
6 000
4 000
2 000
-
Loans
140
120
100
80
60
40
20
-
Loan impairment
2009
2010
2011
2012
2013
Year
Loans outstanding
Impairment on loan principal

Evolution of impairment on loan charges to outstanding balances of loan charges



UA millions
450
400
350
300
250
200
150
100
50
-
Accrued loan charges
250
200
150
100
50
-
Impairment on loan charges
2009
2010
2011
2012
2013
Year
Accrued loans charges
Impairment on loans charges

1.4 Total administrative expenses of the Bank Group (before cost sharing) for the three months ended March 31, 2013 amounted to UA 63.43 million, representing 21.27% of the UA 298.27 million budgeted for the year.

Administrative expenses before management fees for the three months ended March 31, 2013 and 2012 are made up of the following:

	2013		2012	
[UA thousands]	UA	%	UA	%
Salaries	28,842	45%	26,199	45%
Benefits	11,369	18%	11,531	20%
Total Salaries & benefits	**40,211**	**63%**	**37,730**	**65%**
Other Personnel-related	2,473	4%	1,946	3%
Short-term staff	56	0%	93	0%
Consultancy	5,230	8%	4,353	8%
Staff training	523	1%	254	0%
Total Manpower Expense	**48,493**	**76%**	44,376	77%
Missions	4,839	8%	4,518	8%
Furniture & Equipment	1,022	2%	1,837	3%
Occupancy	3,358	5%	2,601	5%
Communication	2,348	4%	1,915	3%
Office supply and printing	327	0%	297	1%
Training of Regional Member Countries	911	1%	403	1%
Meeting- Bank business	1,086	2%	1,063	2%
Others, net	1,048	2%	783	1%
Total Administrative Expenses	**63,432**	**100%**	**57,793**	**100%**

1.5 Total Bank Group administrative expenses (excluding depreciation) increased by 9.76% from UA 57.79 million in the first quarter of 2012 to UA 63.43 million in the same period of 2013. Total manpower expenses in the first quarter of 2013 amounted to UA 48.49 million compared to UA 44.37 million incurred in the same period of 2012 - representing an increase of 9.29% year on year. On the other hand, other administration expenses increased by 11.4% from UA 13.42 million in 2012 to UA 14.95 million for the three months of 2013. A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Loan disbursements for the three months ended March 31, 2013 amounted to UA 124.82 million, compared to UA 240.98 million made during the three months ended March 31, 2012.

2.2 The Bank's reserves, increased by UA 53.0 million from UA 2,667.43 million as at December 31, 2012 to UA 2,720.43 million as at March 31, 2013. The increase is largely attributable to fair value gains on borrowings arising from own credit recognized directly in equity in accordance with the accounting rules.

3. Selected Financial Indicators

The combination of the increase in administrative expenses and reduced operating income resulted in an increase in the efficiency ratio from 32% at the end of 2012 to 37.31%; above the target ratio of 30%. See schedule A & B hereto for the rest of the financial ratio.

4. Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the three months ended March 31, 2013.

Attach.

SCHEDULE A

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Amounts in UA millions)

QUARTERS ENDED MARCH 31,	2013	2012	2011	2010	2009
OPERATIONAL INCOME AND EXPENSES					
Income from:					
Loans	82.36	84.25	73.67	71.14	76.62
Investments and related derivatives	32.51	62.96	35.46	60.38	38.74
Others debt securities	1.06	1.26	1.39	0.33	1.95
Total income from loans and investments	115.93	148.48	110.52	131.85	117.31
Borrowing expenses					
Interest and amortized issuance costs	(86.39)	(79.72)	(58.19)	(81.12)	(74.39)
Net interest on borrowing-related derivatives	36.64	27.88	9.35	36.40	5.19
Unrealized gain/(loss) on fair-valued borrowings and related derivatives	(47.54)	(21.01)	6.15	0.46	(13.40)
Unrealized gain/(loss) on derivatives on non fair-valued borrowings and others	-	8.06	8.55	(23.89)	(21.08)
Provision for impairment on loan principal and charges receivables	(4.45)	(3.57)	(3.92)	(4.47)	(3.13)
Provision for impairment on investments	-	-	6.60	-	(21.53)
Translation gains/(losses)	2.67	6.82	(23.48)	(1.00)	11.31
Other income/(loss)	0.18	0.56	1.18	(0.84)	0.69
Net operational income	20.72	87.50	56.76	57.39	0.96
OTHER EXPENSES					
Administrative expenses	(22.59)	(18.79)	(17.37)	(14.04)	(11.42)
Depreciation - Property, equipment and intangible assets	(1.58)	(1.01)	(1.03)	(1.15)	(1.06)
Sundry gains/(expenses)	(0.58)	(0.25)	1.42	(0.22)	0.66
Total other expenses	(24.75)	(20.04)	(16.98)	(15.41)	(11.81)
Income before transfers approved by the Board of Governors	(4.03)	67.46	39.79	41.98	(10.84)
Transfers of income approved by the Board of Governors	-	-	-	-	-
NET INCOME FOR THE PERIOD	**(4.03)**	**67.46**	**39.79**	**41.98**	**(10.84)**

FINANCIAL INDICATORS/RATIOS

	2013	2012	2011	2010	2009
Increase/(Decrease) in Loan Income (%)	(2.24)	14.36	3.56	(7.15)	(6.46)
(Decrease)/Increase in Investment Income (%)	(48.38)	77.57	(41.28)	55.87	(34.94)
Increase/(Decrease) in Borrowings expense (%)	(4.03)	6.13	9.19	(35.36)	(18.13)
Increase/(Decrease) in Other expenses (%)	23.46	18.07	10.14	30.47	(0.79)
(Decrease)/Increase in Net operational income (%)	(76.33)	54.16	(1.09)	5,878.34	(94.80)
Loan income/Borrowing expense ratio	0.85	1.30	2.16	1.04	0.74
Increase/(Decrease) in income before transfers (%)	(105.97)	69.55	5.22	487.11	(265.19)
Interest coverage ratio (1.25x)*	0.92	2.30	1.81	1.94	0.84

* Indicative parameters

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK SCHEDULE B

FINANCIAL HIGHLIGHTS

(Amounts in UA millions)

BALANCE SHEETS AS AT MARCH 31	**2013**	2012	2011	2010	2009
ASSETS					
Cash	1,473.98	634.69	230.51	171.51	388.53
Demand obligations	3.80	3.80	3.80	3.80	3.80
Treasury investments	6,002.30	8,345.86	7,684.52	8,181.43	5,551.37
Derivative assets	1,587.82	1,529.26	1,105.44	887.97	702.87
Non-negotiable instruments	1.29	2.19	3.66	7.89	11.73
Accounts receivable	869.53	785.08	691.99	765.69	489.32
Loans	10,869.22	9,466.18	8,543.14	7,444.28	6,060.35
Hedged loans- fair value adjustment	75.38	58.71	(13.02)	0.00	0.00
Accumulated provision for loan losses	(130.31)	(116.80)	(112.37)	(104.34)	(103.82)
Equity participations, net	456.75	324.69	297.24	251.08	193.47
Other debt securities	72.58	84.13	92.85	73.56	57.21
Other assets	31.97	14.98	12.62	11.97	11.82
	21,314.31	**21,132.41**	**18,548.41**	**17,694.86**	**13,366.65**

LIABILITIES, CAPITAL & RESERVES					
Accounts payable	1,945.59	2,057.76	1,411.93	1,313.12	971.64
Derivative liabilities	536.13	547.30	343.45	283.98	373.70
Borrowings	13,352.62	13,453.61	11,850.79	11,313.92	7,386.43
Capital- subscriptions paid	2,926.84	2,609.21	2,371.21	2,351.81	2,350.01
Cumulative exchange adjustment on subscriptions	(167.30)	(161.61)	(162.37)	(162.30)	(161.81)
Reserves	2,720.43	2,626.15	2,733.40	2,594.33	2,446.68
	21,314.31	**21,132.41**	**18,548.41**	**17,694.86**	**13,366.65**

FINANCIAL INDICATORS/RATIOS

Average return on liquid funds(%)	1.68	2.96	1.79	2.99	2.76
Average cost of borrowings(%)	1.52	1.57	1.15	2.49	5.88
Average return on loans(%)	3.25	3.58	3.50	3.80	5.15
Total debt/Total callable capital(%) *	22.16	28.92	52.19	58.16	37.97
Senior debt/Callable capital of non borrowing member (%) *	55.34	56.01	96.02	123.07	77.41
Debt/Equity ratio(%)	243.68	264.87	239.79	236.50	159.77
Total Debt/Usable capital %	49.91	55.41	79.54	90.96	65.89
Reserve/Loan ratio *	26.23	28.98	33.22	36.25	42.09
Reserve/Debt ratio (%)	20.37	19.52	23.07	22.93	33.12
Disbursements (UA millions)	(124.82)	(240.98)	(466.48)	(112.87)	(629.99)

* Indicative parameters

Slight differences may occur in totals due to rounding

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS - MARCH 2013
Summary of Administrative Expense
(For All Company Codes)
Amounts in UA thousands

ANNEX C

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1) 7010	7020	7030	7040	7060	7070	7080	7090	7110	5150	5250	5350	5450	5590	5600	5650	5700	5750	5800	5850	5950	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																												
Salaries	28,842			28,842	16	15	-	-	34	-	23	-	-	16	-	-	-	-	60	117	-	-	-	-	16	297	1.02	29,139
Benefits	11,369			11,369	9	-	-	-	12	-	4	-	-	2	-	-	-	-	33	45	-	-	-	-	5	110	0.96	11,479
Other Personnel-related	2,473			2,473	1,209	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3	-	-	-	-	-	1,212	32.89	3,685
Short-term staff	56			56	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12	12	17.65	68
Consultancy	5,230			5,230	-	780	1,139	124	49	-	-	91	576	224	-	24	9	28	118	97	-	-	(20)	38	105	3,382	39.27	8,612
Training staff	523			523	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	523
Total Personnel Expenses	48,493	0	0	48,493	1,234	795	1,139	124	95	0	27	91	576	242	0	24	9	28	211	262	0	0	(20)	38	138	5,013	92	53,506
PART II - GENERAL EXPENSES																												
Missions	4,839			4,839	8	5	20	-	8	-	-	0	2	-	-	-	-	-	11	29	-	-	0	1	15	99	2.01	4,938
Furniture and Equipment	1,022			1,022	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	1,022
Occupancy	3,358			3,358	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	3,358
Communication	2,348			2,348	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	0.25	2,354
Office supplies and printing	327			327	3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1	4	1.21	331
Training of Regional Country Members	911			911	82	22	125	(1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	234	20.44	1,145
Meeting-Bank business	1,086			1,086	-	(2)	-	-	-	-	-	3	2	-	-	-	3	-	-	4	-	-	-	-	2	12	1.09	1,098
Other, net (Note 2)	1,048			1,048	8	2	83	-	-	-	-	1	0	-	-	-	32	-	-	-	-	-	-	1	-	127	10.85	1,175
Total General Expenses	14,939	-	-	14,939	107	27	228	(1)	8	0	0	4	4	0	0	0	35	0	11	33	0	0	0	2	24	483	3.13	15,422
TOTAL ADMINISTRATIVE EXPENSES	63,432	-		63,432	1,341	822	1,367	123	103	0	27	95	580	242	0	24	44	28	222	295	0	0	(20)	40	162	5,496		68,928
Cost Sharing	(40,840)	40,735	105	-																								
Administrative Expenses (after Cost Sharing)	22,592	40,735	105	63,432																								
Distribution of Admin. Expenses by Source	32.78	59.10	0.15	92.03	1.95	1.19	1.98	0.18	0.15	-	0.04	0.14	0.84	0.35	-	0.03	0.06	0.04	0.32	0.43	-	-	(0.03)	0.06	0.24	7.97	100.00	

Notes:
1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants
5150 - NEPAD-IPPF
5250 - Africa Trade Fund
5350 - Microfinance Capacity Building
5450 - Initiative Migration & Development
5590 - Sustainable Energy Fund for Africa
5600 - Africa Water Facility Fund
5650 - Congo Basin Forest Fund
5700 - Fund for Africa Private Sector
5750 - SFRD for the Great Lakes
5800 - Rural Water Supply & Sanitation Initiative
5850 - Zimbabwe Multi donor Trust Fund
5950 - African Legal Support Facility

African Development Bank

Interim Financial Statements
Three months ended March 31, 2013

BALANCE SHEET
AS AT MARCH 31, 2013
(UA thousands - Note B)

ASSETS		31 MARCH 2013	31 DECEMBER 2012	31 MARCH 2012
CASH		1,473,985	881,453	634,694
DEMAND OBLIGATIONS		3,801	3,801	3,801
TREASURY INVESTMENTS (Note F)		6,002,299	6,487,512	8,345,861
DERIVATIVE ASSETS (Note G)		1,587,824	1,558,333	1,529,261
NON-NEGOTIABLE INSTRUMENTS				
ON ACCOUNT OF CAPITAL (Note H)		1,295	1,974	2,194
ACCOUNTS RECEIVABLE				
Accrued income and charges receivable on loans (Note I)	186,959		195,212	188,158
Other accounts receivable	682,567		567,456	596,920
		869,526	762,668	785,078
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Notes D & I)	10,738,905		10,885,804	9,349,012
Hedge loans – Fair value adjustment (note G)	75,376		86,854	58,711
Equity participations (Note J)	456,752		438,555	324,688
Other debt securities (Note K)	72,576		76,537	84,128
		11,343,609	11,487,750	9,816,539
OTHER ASSETS				
Property, equipment and intangible assets	31,373		30,421	14,278
Miscellaneous	602	31,975	641	704
			31,062	14,982
TOTAL ASSETS		21,314,314	**21,214,553**	**21,132,410**

The accompanying notes to the interim financial statements form part of this statement.

LIABILITIES & EQUITY		31 MARCH 2013	31 DECEMBER 2012	31 MARCH 2012
ACCOUNTS PAYABLE				
Accrued financial charges	397,478		440,804	406,813
Other accounts payable	1,548,115		1,642,268	1,650,943
		1,945,593	2,083,072	2,057,756
DERIVATIVE LIABILITIES (Note G)		536,126	512,596	547,296
BORROWINGS (Note L)				
Borrowings at fair value	12,183,892		12,175,956	12,330,452
Borrowings at amortized cost	1,168,731		1,102,844	1,123,159
		13,352,623	13,278,800	13,453,611
EQUITY (Note M)				
Capital				
Subscriptions paid	2,926,842		2,839,475	2,609,206
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(167,300)		(166,825)	(161,606)
Subscriptions paid (net of CEAS)	2,759,542		2,672,650	2,447,600
Reserves	2,720,430		2,667,435	2,626,147
Total equity		5,479,972	5,340,085	5,073,747
TOTAL LIABILITIES & EQUITY		**21,314,314**	**21,214,553**	**21,132,410**

INCOME STATEMENT
FOR THE THREE MONTHS ENDED MARCH 31, 2013
(UA thousands - Note B)

	2013	2012
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note N)	**82,360**	84,251
Investments and related derivatives (Note N)	**32,505**	62,965
Other debt securities	**1,058**	1,262
Total income from loans and investments	**115,923**	148,478
Borrowing expenses (Note O)		
Interest and amortized issuance costs	**(86,387)**	(79,717)
Net interest on borrowing-related derivatives	**36,642**	27,884
Unrealized (losses)/gains on borrowings, related derivatives and others	**(47,536)**	(12,947)
Provision for impairment (Note I)		
Loan principal	**(339)**	(605)
Loan charges	**(4,108)**	(2,968)
Provision for impairment on investments	**3,676**	-
Translation (losses)/gains	**2,672**	6,817
Other income	**182**	562
Net operational income	**20,725**	87,504
OTHER EXPENSES		
Administrative expenses (Note P)	**(22,592)**	(18,788)
Depreciation – Property, equipment and intangible assets	**(1,584)**	(1,005)
Sundry income/(expenses)	**(579)**	(249)
Total other expenses	**(24,755)**	(20,042)
Income before distributions approved by the Board of Governors	**(4,030)**	67,462
Distributions of income approved by the Board of Governors	**-**	-
NET INCOME FOR THE PERIOD	**(4,030)**	**67,462**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013
(UA thousands - Note B)

	2013	2012
NET INCOME FOR THE PERIOD	(4,030)	67,462
OTHER COMPREHENSIVE INCOME		
Net gains/(losses) on financial assets at fair value through Other Comprehensive Income	4,870	4,186
Unrealized gain on fair-valued borrowings arising from "own credit"	52,155	18,318
Total other comprehensive income	57,025	22,504
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	52,995	89,966

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2013
(UA thousands - Note B)

				Reserves			
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Net Loss on Available-For-Sale Investments	Net loss on financial assets at fair value through Other Comprehensive Income	Unrealized loss on fair-valued borrowings arising from "own credit"	Total Equity
Balance at January 1, 2012	2,505,975	(160,633)	2,636,893	-	(37,203)	(63,509)	4,881,523
Net income for the period	-	-	67,462	-	-	-	67,462
Other comprehensive income							
Net gain on financial assets at fair value through Other Comprehensive Income	-	-	-	-	4,186	-	4,186
Unrealized gain on fair-valued borrowings arising from "own credit"	-	-	-	-	-	18,318	18,318
Total other comprehensive income	-	-	67,462	-	4,186	18,318	89,966
Net increase in paid up capital	103,231	-	-	-	-	-	103,231
Net conversion losses on new subscriptions	-	(973)	-	-	-	-	(973)
Balance at March 31, 2012	2,609,206	(161,606)	2,704,355	-	(33,017)	(45,191)	5,073,747
Balance at January 1, 2013	2,839,475	(166,825)	2,632,864	-	18,096	16,475	5,340,085
Net income for the period	-	-	(4,030)	-	-	-	(4,030)
Other comprehensive income							
Net gain on financial assets at fair value through Other Comprehensive Income	-	-	-	-	4,870	-	4,870
Unrealized gain on fair-valued borrowings arising from "own credit"	-	-	-	-	-	52,155	52,155
Total other comprehensive income	-	-	(4 030)	-	4,870	52,155	52 955
Net increase in paid up capital	87,367	-	-	-	-	-	87,367
Net conversion losses on new subscriptions	-	(475)	-	-	-	-	(475)
Balance at March 31, 2013	2,926,842	(167,300)	2,628,834	-	22,966	68,630	5,479,972

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2013
(UA thousands - Note B)

	2013	2012
CASH FLOWS FROM:		
OPERATING ACTIVITIES :		
Net income	(4,030)	67,462
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,584	1,005
Provision for impairment on loan principal and charges	4,447	3,573
Unrealized losses on investments and related derivatives	(10,482)	(4,978)
Amortization of discount or premium on treasury investments at amortized cost	(4,824)	(4,824)
Provision for impairment on equity investments	(3,676)	-
Amortization of borrowing issuance costs	11,329	(4,193)
Unrealized gain on fair-valued borrowings and derivatives	47,536	12,946
Translation (gains)/losses	(2,672)	(6,817)
Net movements in derivatives	(117,718)	102,583
Changes in accrued income on loans	13,240	(27,296)
Changes in accrued financial charges	(43,130)	(28,906)
Changes in other receivables and payables	(178,042)	185,894
Net cash provided by operating activities	(286,438)	296,449
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(124,823)	(240,978)
Repayments of loans	300,913	205,889
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	(2,983)	105,469
Investments at fair value through profit and loss	571,984	(255,960)
Changes in other assets	(2,497)	(2,650)
Equity participations movement	(7,810)	(9,276)
Net cash provided used in investing, lending and development activities	734,784	(197,506)
FINANCING ACTIVITIES:		
New borrowings	1,649,828	1,523,607
Repayments on borrowings	(1,601,478)	(875,849)
Net cash from capital subscriptions	87,572	103,108
Net cash provided by financing activities	135,922	750,866
Effect of exchange rate changes on cash and cash equivalents	5,225	26,132
Increase in cash and cash equivalents	589,493	875,941
Cash and cash equivalents at the beginning of the period	1,411,843	1,583,583
Cash and cash equivalents at the end of the period	**2,001,336**	**2,459,524**
COMPOSED OF:		
Investments maturing within 3 months of acquisition		
Investments at amortized cost		
Investments at fair value through profit and loss	1,473,985	1,824,832
Cash	527,351	634,694
Cash and cash equivalents at the end of the period	**2,001,336**	**2,459,526**
SUPPLEMENTARY DISCLOSURE:		
1. Movement resulting from exchange rate fluctuations:		
Interest paid	(57,023)	(67,459)
Interest received	63,090	73,117
Dividend received	1,050	1,210
2. Movement resulting from exchange rate fluctuations:		
Loans	(23,759)	(60,253)
Borrowings	106,061	(24,349)
Currency swaps	(26,181)	105,682

The accompanying notes to the interim financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2013

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") No. 34 'Interim Financial Reporting'. These interim financial statements should be read in conjunction with the financial statements of the Bank for the year ended December 31, 2012.

The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The accounting policies applied by the Bank in these interim financial statements are consistent with those applied by the Bank in its audited financial statements for the year ended December 31, 2012.

The significant accounting policies applied by the Bank are summarized below.

Revenue Recognition
Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies
The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of the underlying transactions, events and conditions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at March 31, 2013 and 2012 are reported in Note S-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of March 31, 2013, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions,

to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Pension Obligations
The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

Post-Employment Medical Benefits
The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Financial Instruments
Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In accordance with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets the objective of the Bank's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the provisions of the amendments resulting from the improvements to

IFRS issued in May 2008 relating to the revised IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss
This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities
All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives
The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. The Bank did not hold any hybrid financial assets as at March 31, 2013.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives were stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Asset Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign- guaranteed loans, the impairment reflects management's best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amounts. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy

of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure
In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).
Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.
Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data

to arrive at the Bank's best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The fair value of loans reported in these financial statements represents Management's best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year-end market lending rates in currencies, including impairment percentages when applicable and credit spreads for non-sovereign loans. The changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. However, the estimated fair value of loans carried at amortized cost is provided in the notes to the financial statements for disclosure purposes only. The estimated fair value of loans is disclosed in Note I.

Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate
Under IAS 28, "Investments in Associates", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At March 31, 2013, such subscriptions cumulatively represented approximately 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment
Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

-Buildings: 15-20 years
-Fixtures and fittings: 6-10 years
-Furniture and equipment: 3-7 years
-Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets
Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors
In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current period's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments
The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost for Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

2) Significant Estimates
The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses

whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Retirement Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the Bank's UA.

Reclassifications

Certain reclassifications of prior period's amounts have been made to conform to the presentation in the current period. These reclassifications did not affect prior period's reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

At the date of issue of these financial statements, the following new and amended International Financial Reporting Standards and Interpretations were effective for application by the Bank. The Bank has also early adopted the revision to IAS 32.

- **IFRS 10: "Consolidated Financial Statements".**

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities. The changes introduced by IFRS 10 require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by the Bank, compared with the requirements that were in IAS 27.

IFRS 10 is effective for annual periods beginning on or after January 2013 but will not have any effect in the Bank's financial statements because, based on the control criteria, management does not consider that any entities with

which it is involved which are currently excluded from consolidation will need to be included on adoption of the new standard.

- **IFRS 12: "Disclosure of Interest in Other Entities"**

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be applied by an entity that has an interest in any of the following entities: subsidiaries; joint arrangements; associates; and unconsolidated structured entities. This standard requires disclosures of interests in subsidiaries and associates and also expands the disclosure requirements for unconsolidated structured entities. The new disclosures also cover, among other issues, judgments made in determining if the entity controls, has joint control or significant influence over an entity.

The adoption of IFRS 12 is not expected to have any significant impact on the Bank's financial position or performance as it only relates to disclosures.

- **IFRS 13: "Fair Value"**

IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the "level 3" fair valuation hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Bank does not consider that the definition of fair value that is applied in IFRS 13 differs in a material way from its current approach and consequently anticipates there will not be any significant impact from this standard on its financial position or performance. However, since IFRS 13 expands the disclosure requirements in respect of fair value measurement, the financial statements will in the future, as well as other disclosures, contain: An analysis of the fair value hierarchy for investment property as well as for financial instruments, information about the sensitivity of fair value measurements to changes in unobservable estimation inputs and a detailed commentary on the Bank's valuations methods and procedures.

- **IAS 19 Revised: "Employee Benefits"**

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The key changes in the amended standard involve the elimination of the option to defer the recognition of actuarial gains and losses, known as the 'corridor method'. Accordingly, under the amended standard, all actuarial gains and losses have to be recognized immediately in OCI. In addition, an entity is no longer able to recognize in profit or loss the long term expected return on assets held. Finally, the amended standard requires enhanced disclosures about defined benefit plans.

Other than the enhanced disclosures about defined benefit plans, the adoption of the amended IAS 19 is not expected to have any significant effect on the net income of the Bank because it already recognizes all actuarial gains and losses in OCI under the option provided in the previous IAS 19. However, on adoption of the amendments the Bank has changed the basis for determining the income or expense related to net defined benefit plans. The Bank now determines this by applying the discount rate used to measure the defined benefit obligation at the beginning of the

annual period to the net defined benefit liability (asset) at the beginning of the annual period, taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Previously interest income or expense on plan assets was determined by the Bank based on their long-term rate of expected return. The change in accounting policy had no impact on net assets as at 31 December 2012 and 31 March 2013.

Based on the exception to retrospective application, provided for in the amendments, the Bank has opted not to adjust the carrying amount of assets outside the scope of IAS 19 such as property, plant and equipment for changes in employee benefit costs that were included in their carrying amount before the date of initial application.

- **IFRS 7: "Financial Instruments: Disclosures" and IAS 32: "Financial Instruments: Presentation"**

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity's financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

The amendments to IFRS 7 are to be applied in the financial statements for the annual periods beginning on or after January 1st, 2013 with those relating to IAS 32 being effective from annual periods beginning on or after January 1st, 2014. The application of IFRS 7 revisions will not impact the financial position or performance of the Bank as the amendments primarily relate to disclosure and presentation of financial instruments and derivatives which are offset in the statement of financial position or are part of a master netting agreement. The Bank has early adopted the revisions to IAS 32. It similarly has no impact on the financial position of the Bank as the amendments merely clarify the offsetting criteria and how these is to be applied in practice.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk pro- file consistent with the highest credit rating. In 2011, the Bank through a comprehensive exercise, re-defined its risk appetite and revised the capital adequacy policy. As a result of this exercise, the Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each). As part of the revision, the Bank's rating scale was also revised as explained under systematic credit risk assessment below.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank's Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its risks are governed by the General Authority on the Bank's Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank's Credit Risk Management Guidelines.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. OPSCOM is chaired by the Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval. In June 2012, the Bank also created the Credit Risk Committee (CRC), to ensure effective implementation of the Bank's credit policies and oversee all credit risk issues related to sovereign and non-sovereign operations prior to their submission to OPSCOM.

The ALCO, CRC and OPSCM meet on regular basis to perform their oversight roles. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves strategies to manage the balance sheet. The Credit Risk Committee took over the Credit Risk responsibilities previously handled by ALCO including the coverage of the end–to–end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst others. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk
Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections below.

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

Country Exposure

The Bank's exposures as at March 31, 2013 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)

Country	N° of loans	Total Loans*	Unsigned Loans Amounts	Undisburse d Balance	Outstanding Balance	% of Total Outstanding Loans
Botswana	3	1,091,309	-	129,216	962,093	8.85
Cameroon	1	26,077	-	17,665	8,412	0.08
Cape Verde	3	48,763	-	-	48,763	0.45
Congo CG	2	8,188	-	-	8,188	0.08
Côte D'Ivoire	1	4,326	-	-	4,326	0.04
Democratic Republic of Congo	10	609,483	-	-	609,483	5.61
Egypt	13	1,637,590	-	614,487	1,023,103	9.41
Eq Guinea	3	62,465	-	60,223	2,242	0.02
Ethiopia	2	1,337	-	-	1,337	0.01
Gabon	14	522,414	-	286,753	235,661	2.17
Mauritius	8	474,259	-	313,024	161,235	1.48
Morocco	43	3,518,528	-	1,383,977	2,134,551	19.64
Multinational	3	24,791	-	-	24,791	0.23
Namibia	4	32,654	-	-	32,654	0.30
Nigeria	3	214,029	200,107	-	13,923	0.13
Seychelles	3	12,995	-	-	12,995	0.12
Somalia**	3	4,294	-	-	4,294	0.04
South Africa	7	1,878,857	72,576	743,801	1,062,479	9.78
Sudan**	5	56,424	-	-	56,424	0.52
Swaziland	5	40,103	-	-	40,103	0.37
Tunisia	35	2,262,113	18,904	434,185	1,809,024	16.64
Zimbabwe**	12	198,597	-	-	198,597	1.83
Total Public Sector	**183**	**12,729,596**	**291,587**	**3,983,331**	**8,454,678**	**77.79**
Total Private Sector	**94**	**3,735,761**	**512,914**	**808,304**	**2,414,543**	**22.21**
Total	**277**	**16,465,357**	**804,501**	**4,791,635**	**10,869,221**	**100.00**

**Excludes fully repaid loans and canceled loans.*
*** Countries in non-accrual status as at March 31, 2013.*
(1)The outcome of the referendum conducted in Southern Sudan in January 2011 supported the creation of an independent state of Southern Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between the North and South Sudan. At the end of March2013, no decision has been taken by the states of the North and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with international rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade Master Scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

Portfolio Risk Monitoring
The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.53 at the end of March 2013, compared to 2.38 as of December 31, 2012.

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of March 2013, the Bank's public sector loan portfolio used up to 23.3 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustment, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk
When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy– analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

- Financial strength and historic fund performance;
- Investment strategy and risk management;
- Industry structure;
- Management and corporate governance; and
- Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of March 2013, the Bank's non-sovereign portfolio required as risk capital approximately 30.5 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 11.2 percent of the Bank's total on-balance sheet risk capital sources, below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank's total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification. However, in order to ensure that: (i) the allocation in aggregate does not exceed 100 percent of risk capital available for core lending activities, and (ii) there is fairness of allocation among RMCs, a Performance Based Adjusted Country Limits formula (PACL) is used.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/ A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of March 2013, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 1.7 percent of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this

policy, during the first three months of 2013, the Bank's currency alignment was adjusted to maintain it within an acceptable band of the composition of the currencies making up the SDR. In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1. the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2. the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest Rate Risk on Assets Funded by Debt

Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market- based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity reprice in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

Prepayment Risk
In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million compared to the amounts in prior years, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007, total prepayment amounted to UA 199 million, of which 98 percent related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayments in 2009 and 2010 were UA 20 million and UA 67 million, respectively. No prepayments were received in the year ended December 31, 2011 while prepayments in 2012 amounted to UA 21.71 million. Prepayments in the quarter ended March 31, 2013 amounted to UA 80.11 million.

Operational Risk
Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Internal Control Unit (ICU) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's annual report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. The implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes. This responsibility is supported by institutional standards in the following areas:

- Requirements for appropriate segregation of duties, including the independent authorization of transactions
- Requirements for the reconciliation and monitoring of transactions
- Documentation of controls and procedures
- Training and professional development
- Risk mitigation including insurance where this is effective

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Fraud and Investigations Department and the existence of a Whistleblower Protection Policy.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at March 31, 2013 and 2012:

Analysis of Financial Assets and Liabilities by Measurement Basis

[UA thousands]

March 31, 2013	Financial Assets and Liabilities through Profit or Loss: Mandatorily at Fair value	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Fair value through other comprehensive income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	1,473,985	1,473,985	1,473,985
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	3,078,772	-	-	2,923,527	6,002,299	6,254,381
Derivative assets	1,587,824	-	-	-	1,587,824	1,587,824
Non-negotiable instruments on account of capital	-	-	-	1,295	1,295	1,295
Accounts receivable	-	-	-	869,527	869,527	869,527
Loans	17,127	-	-	10,852,095	10,869,222	10,704,189
Equity participations	-	-	456,752	-	456,752	456,752
Other debt securities	-	-	-	72,576	72,576	72,576
Total financial assets	**4,683,723**	**-**	**456,752**	**16,196,806**	**21,337,281**	**21,424,330**
Accounts payable	-	-	-	1,945,593	1,945,593	1,945,593
Derivative liabilities	536,126	-	-	-	536,126	536,126
Borrowings	-	12,183,892	-	1,168,731	13,352,623	13,542,825
Total financial liabilities	**536,126**	**12,183,892**	**-**	**3,114,324**	**15,834,342**	**16,024,544**

[UA thousands]

March 31, 2012	Financial Assets and Liabilities through Profit or Loss: Mandatorily at Fair value	Financial Assets and Liabilities through Profit or Loss: Designated at Fair Value	Fair value through other comprehensive income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Cash	-	-	-	634,694	634,694	634,694
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	5,224,652	-	-	3,121,208	8,345,860	8,575,632
Derivative assets	1,529,261	-	-	-	1,529,261	1,529,261
Non-negotiable instruments on account of capital	-	-	-	2,194	2,194	2,194
Accounts receivable	-	-	-	785,078	785,078	785,078
Loans	-	-	-	9,407,723	9,407,723	10,003,300
Equity participations	-	-	328,688	-	328,688	328,688
Other debt securities	-	-	-	84,128	84,128	84,128
Total financial assets	**6,753,913**	**-**	**328,688**	**14,038,826**	**21,121,427**	**21,946,776**
Accounts payable	-	-	-	2,057,756	2,057,756	2,057,756
Derivative liabilities	547,296	-	-	-	547,296	547,296
Borrowings	-	12,330,452	-	1,123,159	13,453,611	13,664,366
Total financial liabilities	**547,296**	**12,330,452**	**-**	**3,180,915**	**16,058,663**	**16,269,418**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross- currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at March 31, 2013, the Bank had received collateral with fair value of UA 845 million in connection with swap agreements. Of this amount, a total UA 639 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 206 million was in the form of liquid financial assets and are kept in custody by the Bank.

At March 31, 2013 and 2012, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at March 31, 2013 and 2012 was as follows:

[UA thousands]	**2013**	**2012**
Treasury investments mandatorily measured at fair value through profit or loss	3,078,772	5,224,652
Treasury investments at amortized costs	2,929,041	3,130,396
Provision for impairment on investments	(5,514)	(9,187)
Total	**6,002,299**	**8,345,861**

Treasury investments mandatorily measured at fair value through profit or loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at March 31, 2013 and 2012 was as follows:

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
[UA millions]	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Time Deposits	264.31	285.64	-	785.54	10.16	23.45	111.33	256.62	385.80	1,351.25
Asset-Backed Securities	72.16	59.88	69.22	34.56	8.68	-	-	-	150.06	94.44
Government and Agency Obligations	735.28	1,080.44	350.30	552.41	11.27	9.89	-	61.69	1,096.85	1,704.43
Corporate Bonds	31.74	40.12	0.33	0.33	-	-	11.03	-	43.10	40.45
Financial Institutions	427,41	783.28	749.72	1,065.18	32.87	-	-	-	1 210,00	1,848.46
Supranational	60.35	110.85	110.85	74.77	21.76	-	-	-	192.96	185.62
Total	**1,591,25**	**2,360.21**	**1,280.42**	**2,512.79**	**84.74**	**33.34**	**122.36**	**318.31**	**3,078.77**	**5,224.65**

The nominal value of treasury investments mandatorily measured at FVTPL as at March 31, 2013 was UA 3,058.03 million (2012: UA 5,209.32). The average yield of treasury investments mandatorily measured at FVTPL for three months ended March 31, 2013 was 1.07% (2012: 2.80%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2013 and 2012 was as follows:

[UA millions]	2013	2012
One year or less	1,748.26	3,439.50
More than one year but less than two years	564.40	1,080.35
More than two years but less than three years	531,69	450.50
More than three years but less than four years	94.73	149.26
More than four years but less than five years	7.57	17.78
More than five years	132.12	87.26
Total	**3,078.77**	**5,224.65**

Treasury investments at amortized cost

A summary of the Bank's treasury investments at amortized cost at March 31, 2013 and 2012 was as follows:

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
[UA millions]	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Asset-Backed Securities	193.18	186.50	-	-	-	-	-	-	193.18	186.50
Government and Agency Obligations	664.49	670.28	576.49	566.76	297.15	190.30	132.18	184.29	1,670.31	1,611.63
Corporate Bonds	52.33	111.33	-	-	12.11	32.53	-	-	64.44	143.86
Financial Institutions	24.21	73.22	105.10	221.51	18.04	54.12	57.26	63.67	204.61	412.52
Supranational	400.87	413.27	187.44	165.59	208.19	189.18	-	7.85	796.50	775.89
Total	1,335.08	**1,454.60**	869.03	**953.86**	535.49	**466.13**	189.44	**255.81**	2,929.04	**3,130.40**

The nominal value of treasury investments at amortized cost as at March 31, 2013 is UA 2,947.53 million (2012: UA 3,167.88). The average yield of treasury investments at amortized cost for the three months ended March 31, 2013 was 3.16% (2012: 3.71%).

The contractual maturity structure of treasury investments at amortized cost as at March 31, 2013 and 2012 was as follows

[UA millions]	**2013**	2012
One year or less	385.98	428.45
More than one year but less than two years	480.81	406.47
More than two years but less than three years	308.68	453.65
More than three years but less than four years	299.29	316.08
More than four years but less than five years	372.87	312.90
More than five years	1,081.41	1,212.85
Total	2,929.04	**3,130.40**

The fair value of treasury investments at amortized cost as at March 31, 2013 was UA 3,176.83 million (2012: UA 3,350.98).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at March 31, 2013 and 2012 were as follows:

(UA thousands)

	2013		2012	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	1,291,243	404,779	1,206,887	397,357
Interest Rate swaps	233,683	10,394	213,691	11,857
Loan swaps	13,112	116,697	44,428	132,509
Embedded derivatives	-	1,849	1,284	-
	1,538,038	533,719	**1,466,290**	**541,723**
Investments-related:				
Asset swaps	4,226	2,407	3,510	5,573
Macro-hedge swaps and others	45,560	-	59,461	-
	49,786	2,407	62,971	5,573
Total	**1,587,824**	**536,126**	**1,529,261**	**547,296**

The notional amounts of derivative financial assets and financial liabilities at March 31, 2013 and 2012 were as follows:

(UA thousands)	2013	2012
Borrowings-related:		
Cross-currency swaps	9,361,904	9,388,661
Interest rate swaps	4,474,136	4,510,321
Loan swaps	1,245,199	1,241,274
Embedded derivatives	12,766	25,932
	15,094,005	15,166,188
Investments-related:		
Asset swaps	185,613	227,529
Macro-hedge swaps	443,710	490,522
	629,323	718,051
Total	**15,723,328**	**15,884,239**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at March 31, 2013, the Bank had 2,577 contracts in Euro and 4,454 contracts in US Dollars. The nominal value of each contract is one million of each currency unit.

Administrative Expenses Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, TND and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at March 31, 2013 was a liability of UA 115.98 million. The fair value gain on these loan swaps for the period ended March 31, 2013 was UA 12.89 million. The fair value loss on the hedged loans attributable to the hedged risk was UA 12.81 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 0.08 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value as at January 1, 2011. For three months ended March 2013, the amortization of fair value adjustment on the hedged risk amounted to UA 1.28 million.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or
2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional Members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-Regional Members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional member countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At March 31, 2013 and 2012, the non-negotiable notes balances were as follows:

[UA thousands]	**2013**	2012
Balance at January 1	1,974	3,044
Net movement for the period	(679)	(850)
Balance at March 31	**1,295**	**2,194**

NOTE I – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non- sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered multi-currency variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements. Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January, 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and the reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule of the loan. The funding spread comprises a funding cost margin and a market risk premium as determined by the Bank. As part of the fixed lending rate, the funding spread remains fixed for the maturity of the loan for which the lending rate has been fixed. Prior to fixing the lending rate, the single currency fixed rate loan is essentially a variable spread loan.

Fixed Spread Loans: In January 2005, the Bank reviewed the entire set of products and lending processes and adjusted the pricing of its market-based loan products for the first time since their introduction in October 1997. To this effect, the Bank simplified the pricing for sovereign and sovereign-guaranteed borrowers and suspended variable spread loans by eliminating the funding cost margin and market risk premium. The simplification resulted in a single lending product known as the fixed spread loan with a simple pricing based on a fixed spread over Libor and no other charges.

Enhanced Variable Spread Loans: In January 2009, in response to the impact of the global financial crisis and the ensuing increase in funding costs for all categories of issuers, the Bank revised the financial terms and conditions offered to its sovereign and sovereign-guaranteed clients to ensure a full cost pass through of its borrowing costs to its clients, thereby safe- guarding its financial integrity and its ability to remain a stable source of long-term funding. As a result, the Bank temporarily suspended the fixed spread loan product for sovereign and sovereign-guaranteed borrowers, and reintroduced the variable spread loan. For non-sovereign-guaranteed borrowers the fixed spread loan product is still applicable.

In December 2009, the Bank introduced the enhanced variable spread loan product, which offers to variable spread loan borrowers a free option to fix the floating base rate. Currently, the Bank's only standard loan product for sovereign and sovereign- guaranteed borrowers is the Enhanced Variable Spread Loan.

In May 2010, the lending margin of the enhanced variable spread loan was increased to 60 basis points (from 40 basis points) for every loan approved after January 1, 2011. For non-sovereign-guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Others: Other loan structures offered by the Bank include parallel co-financing and A/B syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass through" principle for local currency loans to ensure that the overall cost of funds is compensated.

At March 31, 2013 and 2012, outstanding loans were as follows:

(UA thousands)	**2013**	2012
Outstanding balance of loans-amortized cost	10,852,095	9,465,812
Outstanding balance of loans-fair value	17,127	-
	10,869,222	9,465,812
Less: accumulated provision for impairment	(130,317)	(116,800)
Balance at March 31	**10,738,905**	**9,349,012**

During the year ended December 31, 2012, the Bank disbursed a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. The fair value of this loan has been determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread which was estimated based on the Bank's internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at March 31, 2013 and 2012 was as follows:

(UA millions)

	2013				2012
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	408.12	398.09	211.44	1,017.65	822.81
More than one year but less than two years	457.10	312.02	11.77	780.89	724.85
More than two years but less than three years	559.01	432.43	5.04	996.48	731.40
More than three years but less than four years	582.39	245.94	3.68	832.01	904.57
More than four years but less than five years	603.25	218.65	2.21	824.11	719.83
More than five years	5,500.04	918.03	0.01	6,418.08	5,562.35
Total	8,109.91	2,525.16	234.15	10,869.22	**9,465.81**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at March 31, 2013 and 2012 were as follows:

(Amounts in UA millions)			2013		2012	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	189.98		74.20	
		Japanese Yen	311.37		368.02	
		Pound Sterling	2.45		2.51	
		Swiss Franc	3.70		137.61	
		US Dollar	185.57		192.46	
		Others	0.03		0.36	
			693.10	6.38	775.16	8.19
	Single Currency	Euro	4,019.77		3,096.75	
		Japanese Yen	6.81		9.43	
		Pound Sterling	-		-	
		South African Rand	842.67		507.35	
		Swiss Franc	-		-	
		US Dollar	2,544.46		2,097.02	
		Others	3.12		-	
			7,416.83	68.24	5,710.55	60.33
Floating Rate:	Single Currency	Euro	444.23		484.68	
		Japanese Yen	15.56		19.40	
		South African Rand	180.13		221.44	
		US Dollar	1,885.21		1,970.29	
			2,525.13	23.23	2,695.81	28.48
Variable Rate:	Multi-Currency	Euro	44.64		58.22	
		Japanese Yen	1.42		2.97	
		Swiss Franc	-		0.02	
		US Dollar	104.77		103.96	
		Others	-		-	
			150.83	1.38	165.17	1.75
	Single Currency	Euro	25.70		39.28	
		Japanese Yen	19.73		27.36	
		Swiss Franc	1.26		1.96	
		US Dollar	36.64		50.52	
		Others	-		-	
			83.33	0.77	119.12	1.26
Total			10,869.22	100.00	9,465.81	100.00

The weighted average yield on outstanding loans for the three months ended March 31, 2013 was 3.03% (2012: 3.56%).

A comparative summary of the currency composition of outstanding loans at March 31, 2013 and 2012 was as follows:

(Amounts in UA millions)	2013		2012	
	Amount	**%**	Amount	%
Euro	4,724.32	43.47	3,753.13	39.65
Japanese Yen	354.89	3.27	427.18	4.51
Pound Sterling	2.45	0.02	2.51	0.03
South African Rand	1,022.80	9.41	728.78	7.70
Swiss Franc	4.96	0.05	139.59	1.47
US Dollar	4,756.65	43.76	4,414.26	46.64
Others	3.15	0.02	0.36	0.00
Total	**10,869.22**	**100.00**	**9,465.81**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at March 31, 2013 and 2012 were as follows:

[UA thousands]	2013	2012
Accrued income and charges receivable on loans	389,750	373,962
Less: accumulated provision for impairment	(202,791)	(185,805)
Balance at March 31	**186,959**	**188,158**

Provision for Impairment on Loan Principal and Charges Receivable

At March 31, 2013, outstanding loans with an aggregate principal balance of UA 312.64 million (2012: UA 302.02 million), of which UA 272.06 million (2012: UA 270.02 million) was overdue, were considered to be impaired

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at March 31, 2013 and 2012 were as follows:

(UA thousands)	2013	2012
Outstanding balance on impaired loans	312,635	302,023
Less: accumulated provision for impairment	(130,317)	(116,800)
Net balance on impaired loans	**182,318**	**185,223**
Charges receivable and accrued income on impaired loans	284,796	263,195
Less: accumulated provision for impairment	(202,791)	(185,805)
Net charges receivable and accrued income on impaired loans	**82,005**	**77,390**

The movements in the accumulated provision for impairment on outstanding loan principal for the three months ended March 31, 2013 and 2012 were as follows:

(UA thousands)	**2013**	2012
Balance at January 1	128,508	118,023
Provision for impairment on loan principal for the period	339	605
Provision reversal for loan written off	-	(798)
Translation effects	1,470	(1,030)
Balance at March 31	**130,317**	**116,800**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the quarters ended March 31, 2013 and 2012, no provision for impairment was made on private sector loans principal. The accumulated provisions on private sector loans at March 31, 2013 amounted to UA 35.84 million (2012: UA 23.59 million).

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended March 31, 2013 and 2012 were as follows:

(UA thousands)	**2013**	2012
Balance at January 1	197,804	184,888
Provision for impairment on loan charges for the period	4,108	2,968
Translation effects	779	(2,051)
Balance at March 31	**202,791**	**185,805**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the quarters ended March 31, 2013, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of UA 0.51 million (2012: UA 0.77 million). The accumulated provision on interest and charges receivable on private sector loans at March 31, 2013 amounted to UA 16.05 million (2012: UA 12.77 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At March 31, 2013, No outstanding irrevocable reimbursement guarantees was issued by the Bank to commercial banks on undisbursed loans (2012: UA 5.96 million).

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank to some of its borrowers outstanding at March 31, 2013 amounted to UA 14.60 million (2012: UA 8.62 million).

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were pro-vided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the period. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended March 31, 2013 amounted to UA 40.73 million (2012: UA 38.87 million), representing 65.91 percent (2012: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At March 31, 2013, the Bank's pro-rata or economic share in ADF was 0.56 percent (2012: 0.63 percent).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative, the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic

role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. These investments are classified as financial assets at amortized cost.

The carrying amount of "Other debt securities" at March 31, 2013 and 2012 was as follows:

[UA thousands]	**2013**	2012
Investments in debt instruments in RMCs	72,576	84,128

NOTE L – BORROWINGS

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at March 31, 2013 was UA 26,756 million.

As at March 31, 2013 and 2012, the Bank's borrowings were as follows:

[UA millions]	2013	2012
Borrowings at fair value	12,183.89	12,330.45
Borrowings at amortized cost	1,168.73	1,123.16
Total	**13,352.62**	**13,453.61**

The Bank's borrowings as at March 31, 2013 included subordinated borrowings in the amount of UA 755.66 million (2012: 770.37 UA million).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at March 31, 2013 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	1,663.73	438.71	2,102.44
More than one year but less than two years	1,785.23	17.40	1,802.63
More than two years but less than three years	1,401.97	42.54	1,444.51
More than three years but less than four years	2,061.99	-	2,061.99
More than four years but less than five years	1,413.07	-	1,413.07
More than five years	3,358.87	0.38	3,359.25
Total	**11,684.86**	**499.03**	**12,183.89**

ii) Borrowings Carried at Amortized Cost

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	307.43	12.77	320.20
More than one year but less than two years	10.05	-	10.05
More than two years but less than three years	317.72	-	317.72
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	522.38	-	522.38
Sub-total	**1,157.58**	**12.77**	**1,170.35**
Net unamortized premium and discount	(1.62)	-	(1.62)
Total	**1,155.96**	**12.77**	**1,168.73**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at March 31, 2012 was as follows:

i) Borrowings Carried at Fair Value

[UA millions]

Periods	Ordinary	Callable	Total
One year or less	3,172.73	276.13	3,448.86
More than one year but less than two years	1,251.42	5.57	1,256.99
More than two years but less than three years	1,709.98	-	1,709.98
More than three years but less than four years	1,184.20	-	1,184.20
More than four years but less than five years	2,013.36	-	2,013.36
More than five years	2,713.03	4.03	2,717.06
Total	**12,044.72**	**285.73**	**12,330.45**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	17.65	104.51	122.16
More than one year but less than two years	320.70	-	320.70
More than two years but less than three years	-	-	-
More than three years but less than four years	258.22	-	258.22
More than four years but less than five years	-	-	-
More than five years	414.60	9.77	424.37
Sub-total	**1,011.17**	**114.28**	**1,125.45**
Net unamortized premium and discount	(2.29)	-	(2.29)
Total	**1,008.88**	**114.28**	**1,123.16**

The fair value of borrowings carried at fair value through profit or loss at March 31, 2013 was UA 12,183.89 million (2012: UA 12,330.45 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at March 31, 2013 was UA 12,349.11 million (2012: UA 12,569.21 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net loss of UA 16.67 million on fair-valued borrowings and related derivatives for the quarter ended March 31, 2013 (2012: net loss of UA 21.01million). The fair value gain attributable to changes in the Bank's credit risk included in the other comprehensive income for the period to March 31, 2013 was UA 52.15 million (2012: gain of UA 18.32 million).

Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at March 31, 2013, the cumulative unrealized fair value losses to date were UA 945.48 million (2012: losses of UA 786.23 million).

NOTE M – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and six General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at March 31, 2013, such formalities had not been completed.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively. Consequently, the authorized capital of the Bank reduced by 163,296 and 19,414 shares representing the retired non-voting callable shares for Canada and Korea, respectively.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non- regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588 shall be available for subscription by non-regional members. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at March 31, 2013, such formalities had not been completed.

The Bank's capital as at March 31, 2013 and 2012 was as follows:

(UA thousands)	2013	2012
Capital Authorized (in shares of UA 10 000 each)	66,975,050	67,687,460
Less: Unsubscribed	(1,760,080)	(17,077,014)
Subscribed Capital	65,214,970	50,610,446
Less: Callable Capital	(60,252,358)	(46,524,098)
Paid-up Capital	4,962,612	4,086,348
Shares to be issued upon payment of future installments	(2,035,520)	(1,476,010)
Add: Amounts paid in advance	389	308
	2,927,481	2,610,646
Less: Amounts in arrears	(639)	(1,440)
Capital at March 31	**2,926,842**	**2,609,206**

Included in the total unsubscribed shares of UA 1,760.01 million at March 31, 2013 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million call- able, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non- regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at March 31, 2013 were as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	268,096	4.244	124,458	2,556,520	268,721	4.246
2	ANGOLA	73,479	1.163	33,924	703,412	70,119	1.108
3	BENIN	12,330	0.195	5,768	117,533	12,955	0.205
4	BOTSWANA	68,927	1.091	56,428	632,845	69,552	1.099
5	BURKINA FASO	26,919	0.426	12,784	257,345	26,085	0.412
6	BURUNDI	15,013	0.238	7,505	142,626	15,638	0.247
7	CAMEROON	69,113	1.094	30,641	660,281	69,561	1.099
8	CAPE VERDE	4,844	0.077	2,341	46,100	5,469	0.086
9	CENTRAL AFRICAN REPUBLIC	2,823	0.045	1,412	26,822	3,448	0.054
10	CHAD	4,746	0.075	2,216	45,250	5,114	0.081
11	COMOROS	541	0.009	593	4,826	1,166	0.018
12	CONGO	28,561	0.452	12,579	273,050	29,186	0.461
13	COTE D'IVOIRE	235,110	3.722	117,482	2,233,620	235,735	3.725
14	DEMOCRATIC REPUBLIC OF CONGO	64,734	1.025	32,218	615,125	65,359	1.033
15	DJIBOUTI	1,213	0.019	1,517	10,618	1,838	0.029
16	EGYPT	340,853	5.396	145,049	3,263,490	341,478	5.396
17	EQUATORIAL GUINEA	10,096	0.160	4,910	96,057	10,721	0.169
18	ERITREA	2,003	0.032	2,506	17,522	2,628	0.042
19	ETHIOPIA	100,589	1.592	46,433	962,940	95,759	1.513
20	GABON	75,735	1.199	36,611	720,758	76,360	1.207
21	GAMBIA	9,664	0.153	4,241	92,413	10,289	0.163
22	GHANA	143,757	2.276	60,154	1,377,321	136,504	2.157
23	GUINEA	25,650	0.406	11,545	244,961	24,884	0.393
24	GUINEA BISSAU	1,735	0.027	810	16,540	2,266	0.036
25	KENYA	91,706	1.452	39,164	877,900	92,331	1.459
26	LESOTHO	3,666	0.058	3,916	32,760	4,291	0.068
27	LIBERIA	12,238	0.194	6,134	116,637	12,271	0.194
28	LIBYA	255,883	4.051	107,142	2,451,688	256,508	4.053
29	MADAGASCAR	40,965	0.649	17,531	392,120	41,590	0.657
30	MALAWI	18,718	0.296	8,738	178,450	18,271	0.289
31	MALI	27,577	0.437	11,892	263,881	28,202	0.446
32	MAURITANIA	3,698	0.059	4,067	32,916	4,323	0.068
33	MAURITIUS	41,340	0.654	23,173	390,230	41,965	0.663
34	MOROCCO	221,444	3.506	105,453	2,108,990	222,069	3.509
35	MOZAMBIQUE	39,815	0.630	17,014	381,158	38,280	0.605
36	NAMIBIA	21,542	0.341	10,623	204,800	22,167	0.350
37	NIGER	15,982	0.253	7,461	152,363	16,607	0.262
38	NIGERIA	588,948	9.324	253,405	5,635,853	589,377	9.313
39	RWANDA	8,394	0.133	3,634	80,303	8,579	0.136
40	SAO TOME & PRINCIPE	4,305	0.068	2,013	41,054	4,930	0.078
41	SENEGAL	66,609	1.054	27,797	638,241	63,557	1.004
42	SEYCHELLES	1,809	0.029	1,640	16,499	2,361	0.037
43	SIERRA LEONE	15,323	0.243	7,685	146,081	15,116	0.239
44	SOMALIA	1,941	0.031	2,427	16,986	2,566	0.041
45	SOUTH AFRICA	306,876	4.858	119,498	2,949,270	307,501	4.859
46	SUDAN	24,161	0.382	11,920	229,687	24,786	0.392
47	SWAZILAND	7,251	0.115	8,230	64,280	7,876	0.124
48	TANZANIA	51,656	0.818	22,474	494,107	49,480	0.782
49	TOGO	9,983	0.158	4,660	95,171	10,066	0.159
50	TUNISIA	88,809	1.406	43,837	844,260	89,434	1.413
51	UGANDA	31,914	0.505	15,103	304,047	32,539	0.514
52	ZAMBIA	79,420	1.257	34,266	760,239	80,004	1.264
53	ZIMBABWE	130,386	2.064	63,111	1,243,748	131,011	2.070
Total Regionals		**3,798,889**	**60.140**	**1,738,131**	**36,261,689**	**3,798,893**	**60.031**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	MEMBER STATES	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals		**3,798,889**	**60.140**	**1,738,131**	**36,261,689**	**3,798,893**	**60.031**
54	ARGENTINA	5,847	0.093	6,108	52,364	6,472	0.102
55	AUSTRIA	28,330	0.448	12,645	270,660	28,955	0.458
56	BELGIUM	40,735	0.645	18,185	389,180	41,361	0.654
57	BRAZIL	28,084	0.445	11,157	269,696	26,425	0.418
58	CANADA	241,520	3.823	138,650	2,276,560	242,145	3.826
59	CHINA	70,920	1.123	31,653	677,550	71,545	1.131
60	DENMARK	75,591	1.197	54,179	701,740	76,216	1.204
61	FINLAND	31,175	0.494	15,444	296,310	31,800	0.503
62	FRANCE	238,291	3.772	106,353	2,276,560	238,916	3.775
63	GERMANY	261,589	4.141	116,750	2,499,140	262,214	4.144
64	INDIA	14,183	0.225	6,335	135,500	14,808	0.234
65	ITALY	153,642	2.432	68,573	1,467,850	154,267	2.438
66	JAPAN	348,471	5.517	155,530	3,329,180	349,096	5.516
67	KOREA	28,330	0.448	12,645	270,660	28,955	0.458
68	KUWAIT	9,707	0.154	9,720	87,350	10,332	0.163
69	NETHERLANDS	54,482	0.863	23,855	520,970	55,107	0.871
70	NORWAY	73,831	1.169	36,578	701,740	74,456	1.177
71	PORTUGAL	15,185	0.240	6,895	145,750	14,576	0.230
72	SAUDI ARABIA	12,293	0.195	5,490	117,440	12,918	0.204
73	SPAIN	69,141	1.095	47,980	643,440	69,766	1.102
74	SWEDEN	98,039	1.552	43,753	936,640	98,664	1.559
75	SWITZERLAND	93,528	1.481	46,331	888,950	94,153	1.488
76	UNITED KINGDOM	106,683	1.689	47,615	1,019,220	107,308	1.696
77	UNITED STATES OF AMERICA	418,250	6.621	166,290	4,016,219	418,875	6.619
Total Non Regionals		**2,517,846**	**39.860**	**1,188,711**	**23,990,669**	**2,529,330**	**39.969**
Grand Total		**6,316,735**	**100.000**	**2,926,842**	**60,252,358**	**6,328,223**	**100.000**

The subscription position including the distribution of voting rights at March 31, 2013 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income and gains/losses on fair-valued borrowings arising from "own credit".

Retained Earnings

Retained earnings included the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of IFRS 9 on January 1, 2011.

NOTE N – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the quarters ended March 31, 2013 and 2012 was as follows:

(UA thousands)	**2013**	2012
Interest income on loans not impaired	74,292	75,289
Interest income on impaired loans	5,365	5,404
Commitment charges	2,634	3,483
Statutory commission	69	74
Total	**82,360**	**84,251**

Income from Investments and Related Derivatives

Income from investments for the years ended March 31, 2013 and 2012 was as follows:

(UA thousands)	2013	2012
Interest income	42,612	55,801
Realized and unrealized fair value gains/(losses)	(10,107)	7,164
Total	**32,505**	**62,965**

Total interest income on investments at amortized cost for the quarter ended March 31, 2013 was UA 23.04 million (2012: UA 27.79 million). During the three months ended march 31, 2013, the Bank sold certain financial assets measured at amortized cost. This sale was made due to the significant deterioration in credit risk of such assets. Such sales were permissible within the business model of the Bank. The Bank incurred a loss amounting to UA 2.60 million on derecognition of these financial assets which was fully covered by provisions made in previous periods.

NOTE O – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the quarters ended March 31, 2013 and 2012 were as follows:

[UA thousands]	**2013**	**2013**
Charges to bond issuers	85,030	85,467
Amortization of issuance costs	1,357	(5,750)
Total	**86,387**	**79,717**

Total interest expense for financial liabilities not at fair value through profit or loss for the quarter ended March 31, 2013 was UA 24.96 million (2012: UA 27.79 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the quarters ended March 31, 2013 and 2012 was as follows:

[UA thousands]	**2013**	2012
Interest on derivatives payable	(39,615)	(50,174)
Interest on derivatives receivable	76,257	78,058
Total	**36,642**	27,884

Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized losses on borrowings, related derivatives and others for the quarters ended March 31, 2013 and 2012 were as follows:

[UA thousands]	**2013**	2012
Unrealized (losses)/gains on fair-valued borrowings and related derivatives	(16,666)	(21,011)
Unrealized gain on Derivatives on Non-Fair Valued Borrowings and Others	(30,870)	8,064
Total	**(47,536)**	**(12,947)**

Fair value gain attributable to changes in the Bank's "own credit" for the three months ended March 31, 2013 amounted to UA 52.15 million (2012: gain of UA 18.32 million) and was included in the other comprehensive income.

NOTE P – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

[UA thousands]	**2013**	2012
Manpower expenses	48,493	44,376
Other general expenses	14,939	13,417
Total	**63,432**	57,793
Reimbursable by ADF	(40,735)	(38,872)
Reimbursable by NTF	(105)	(133)
Net	**22,592**	**18,788**

NOTE Q – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service costs of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At march 31, 2013, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

NOTE R – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the quarters ended March 31, 2013 and 2012 was made up as follows:

(UA thousands)	**2013**	2012
Salaries	4,799	4,681
Termination and other benefits	1,318	1,122
Contribution to retirement and medical plan	958	937
Total	**7,075**	**6,740**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At March 31, 2013 outstanding balances on loans and advances to management staff amounted to UA 4.96 million (2012: UA 4.35 million).

NOTE S – SUPPLEMENTARY DISCLOSURES

NOTE S–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at March 31, 2013 and 2012 were as follows:

	2013	2012
Algerian Dinar	118.478000	114.758000
Angolan Kwanza	145.366116	148.287000
Australian Dollar	1.436810	1.489220
Botswana Pula	12.359900	11.249700
Brazilian Real	3.019080	2.840090
Canadian Dollar	1.521390	1.547690
Chinese Yuan	9.398320	9.750390
CFA Franc	767.384415	760.805000
Danish Kroner	8.733320	8.629170
Egyptian Pound	10.213824	9.358210
Ethiopian Birr	27.768045	26.978300
Euro	1.169870	1.159840
Gambian Dalasi	51.797360	47.231800
Ghanaian Cedi	2.912870	2.728180
Guinean Franc	10,590.098500	10,871.600000
Indian Rupee	81.476400	79.251200
Japanese Yen	140.999000	127.257000
Kenyan Shilling	130.633048	129.104000
Korean Won	1,667.260000	1,762.550000
Kuwaiti Dinar	0.426934	0.430259
Libyan Dinar	1.932400	1.932400
Mauritian Rupee	46.707400	44.741900
Moroccan Dirham	12.967930	12.962700
New Zambian Kwacha	8.100627	-
New Zealand Dollar	1.789960	1.895370
Nigerian Naira	235.177357	241.806000
Norwegian Krone	8.716120	8.819430
Pound Sterling	0.990619	0.967633
Sao Tomé Dobra	28,268.211590	28,335.400000
Saudi Arabian Riyal	5.621990	5.809060
South African Rand	13.778600	11.886600
Swedish Krona	9.761340	10.256300
Swiss Franc	1.427380	1.398980
Tunisian Dinar	2.388220	2.333230
Turkish Lira	2.736691	2.710120
Ugandan Shilling	4,004.718200	3,691.690000
United States Dollar	1.499200	1.549090
Vietnamese Dong	31,225.337600	32,264.400000
Zambian Kwacha	-	8,151.380000

** No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.*

ANNUAL REPORT 2012


BANQUE AFRICAINE DE DÉVELOPPEMENT
AFRICAN DEVELOPMENT BANK


AFRICAN DEVELOPMENT FUND
FONDS AFRICAIN DE DÉVELOPPEMENT

AFRICAN DEVELOPMENT BANK GROUP

REGIONAL AND NON-REGIONAL MEMBER COUNTRIES

ALGERIA
ANGOLA
BENIN
BOTSWANA
BURKINA FASO
BURUNDI
CAMEROON
CAPE VERDE
CENTRAL AFRICAN REPUBLIC
CHAD
COMOROS
CONGO
CONGO, DEMOCRATIC REPUPLIC OF
COTE D'IVOIRE
DJIBOUTI
EGYPT
EQUATORIAL GUINEA
ERITREA
ETHIOPIA
GABON
GAMBIA, The
GHANA
GUINEA
GUINEA BISSAU
KENYA
LESOTHO
LIBERIA
LIBYA
MADAGASCAR
MALAWI
MALI
MAURITANIA
MAURITIUS
MOROCCO
MOZAMBIQUE
NAMIBIA
NIGER
NIGERIA
RWANDA
SAO TOME and PRINCIPE
SENEGAL
SEYCHELLES
SIERRA LEONE
SOMALIA
SOUTH AFRICA
SUDAN
SWAZILAND
TANZANIA
TOGO
TUNISIA
UGANDA
ZAMBIA
ZIMBABWE

ARGENTINA
AUSTRIA
BELGIUM
BRAZIL
CANADA
CHINA
DENMARK
FINLAND
FRANCE
GERMANY
INDIA
ITALY
JAPAN
KUWAIT
NETHERLANDS, The
NORWAY
PORTUGAL
SAUDI ARABIA
SOUTH KOREA
SPAIN
SWEDEN
SWITZERLAND
UNITED ARAB EMIRATES (member of the ADF only)
UNITED KINGDOM
UNITED STATES OF AMERICA



AFRICAN DEVELOPMENT BANK
AFRICAN DEVELOPMENT FUND

BOARDS OF GOVERNORS

ADB Forty-Eighth Annual Meeting	ADF Thirty-Ninth Annual Meeting

Marrakech, Morocco
May 27-31, 2013

REPORT

by the
Boards of Directors

of the
African Development Bank

and the
African Development Fund

Covering the period
January 1 to December 31, 2012

ADB-ADF/BG/AR/2012

Acknowledgments

This Annual Report was prepared by the Department of Development Research of the Chief Economist Complex, under the overall guidance of the Boards of Directors, and the direct supervision of the Board Committee, comprising: F. Kruger, Chairperson; S. Yahaya, Vice Chairperson; Members W.C. Jones; E.M. Khalid; M. Mahroug; and M.C. Muduuli.

Annual Report Team: M. Ncube, Chief Economist and Vice President; S. Kayizzi-Mugerwa, Director; B. Barungi, J. Anyanwu, R. Bangurah, J. Kone, Development Research Department; B. Kokil, Manager, Economic and Social Statistics Division; F. Lawson; P. Lartey and L. Kouakou, Statistics Department; F. Ndukwe (Consultant); A.Portella (Consultant); R. Wicks (Consultant/ English Editor); P. de Castelnau (Consultant).

French Translation and Editing Team: J. Edjangue, Manager, French Translation Division; M. Ndagijimana and C. Djocgoué, Language Services Department.

Finance Team: A. Odukomaiya, Director, Financial Control Department; N. Ngwenya, Manager, Accounts and Special Funds Division; M. Derbel, S. Oppong and Y. Soga, Financial Control Department.

The Annual Report Team acknowledges the contribution and support from the Senior Management Coordinating Committee during the Report's preparation. It also acknowledges comments and contributions from Departments and Organizational Units in the various Complexes of the Bank.

Design Cover and Photographs: External Relations and Communications Unit.

Department of Development Research
African Development Bank
Temporary Relocation Agency (TRA)
BP 323, 1002 Tunis Belvédère
Tunis, TUNISIA
Tel: (216) 71 10 21 75
Fax: (216) 71 83 24 09

Website: http://www.afdb.org

Cover illustration: Key Drivers of Economic Transformation
Design/Layout and Printing by PhoenixDesignAid
ISO 14001 certified and EMAS-approved

Contents

Fast Facts
African Development Bank Group

Constituent Institutions	The African Development Bank (ADB) The African Development Fund (ADF) The Nigeria Trust Fund (NTF)
Shareholders	53 African countries (regional member countries) 24 non-African countries (non-regional member countries)
Mission	To promote sustainable economic growth and reduce poverty in Africa
Authorized Capital as of December 31, 2012 (ADB)	UA 66.98 billion
Subscribed Capital as of December 31, 2012 (ADB)	UA 65.22 billion
Paid-up Capital as of December 31, 2012 (ADB)	UA 4.96 billion
Callable capital as of December 31, 2012 (ADB)	UA 60.25 billion
Total reserves as of December 31, 2012 (ADB)	UA 2.67 billion
Approved Operations, 2012	199 operations totalling UA 4.25 billion, financed as follows: ADB: UA 2.08 billion ADF: UA 1.89 billion NTF: UA 14.1 million Special Funds*: UA 269.0 million
Of which:	
Loans	UA 2.98 billion (55 operations)
Grants	UA 623.0 million (80 operations)
HIPC	UA 248.0 million (5 operations)
Equity Participation	UA 133.9 million (9 operations)
Special Funds*	UA 269.0 million (50 operations)
Sector Approvals, 2012	**Infrastructure:** UA 1.76 billion (48.9 percent of total loans and grants) **Social:** UA 525.3 million (14.6 percent) **Multisector:** UA 505.4 million (14.0 percent) **Finance:** UA 402.8 million (11.2 percent) **Agriculture and Rural Development:** UA 308.1 million (8.6 percent) **Industry, Mining and Quarrying:** UA 97.7 million (2.7 percent)
Total Cumulative Loan and Grant Approvals, 1967–2012	3,796 loans and grants totalling UA 63.66 billion

* *Special Funds: These are the approvals for the operations of the African Water Facility, the Rural Water Supply and Sanitation Initiative, the Global Environment Facility, the Global Agriculture and Food Security program, the Climate Investment Fund, the Congo Basin Forest Fund, the Fund for African Private Sector Assistance, the Microfinance Capacity Building Fund, and the Governance Trust Fund.*


BANQUE AFRICAINE DE DÉVELOPPEMENT
AFRICAN DEVELOPMENT BANK
AFRICAN DEVELOPMENT FUND
FONDS AFRICAIN DE DÉVELOPPEMENT

African Development Bank Group

TEMPORARY RELOCATION AGENCY
15, Avenue du Ghana
Angle des rues Pierre de Coubertin et Hedi Nouira
BP 323 1002
Tunis Belvédère
TUNISIA
Telephone: (216) 71 333 511
Fax: (216) 71 351 933

April 16, 2013

The Chairperson
Boards of Governors
African Development Bank
African Development Fund

Dear Mr. Chairperson:

In accordance with Article 32 of the Agreement Establishing the African Development Bank and Articles 8, 11 and 12 of the General Regulations made thereunder, and pursuant to Article 26 of the Agreement Establishing the African Development Fund and Articles 8, 11 and 12 of the General Regulations made thereunder, I have the honor, on behalf of the Boards of Directors of the Bank and of the Fund, to submit the audited financial statements of the two institutions for the financial year ended December 31, 2012.

This joint report includes the administrative budgets for the period commencing January 1, 2013 and ending December 31, 2013, as approved by the Boards of Directors, as well as a review of developments in the African economy and in the operational activities of the Bank Group during 2012.

Please accept, Mr. Chairperson, the assurances of my highest consideration.

Donald Kaberuka
President
of the
African Development Bank Group
and
Chairperson of the
Boards of Directors

The President and the Executive Directors
African Development Bank Group



© African Development Bank

First row from left to right: Mr. Elfatih Mohamed KHALID (Sudan); Ms. Mary Consolate MUDUULI (Uganda); Mr. Mohit DHOORUNDHUR (Mauritius); Mr. Donald KABERUKA (President of the Bank Group and Chairperson of the Boards of Directors); Mr. Hau Sing TSE (Canada); Ms. Margit THOMSEN (Denmark); Mr. Amadou KONE (Côte d'Ivoire); Mr. Vincenzo ZEZZA (Italy).

Second row from left to right: Mr. Abdelhak BENALLEGUE (Algeria); Mr. Mampuya F. Pedro TOMBWELE (Angola); Mr. Walter Crawford JONES (United States); Mr. Shehu YAHAYA (Nigeria); Mr. Moegamat Shahid KHAN (South Africa).

Third row from left to right: Mr. Mamadou Abdoulaye SOW (Senegal); Mr. Mohamed Samy ZAGHLOUL (Egypt); Mr. Emmanuel NGOY-THA (Central African Republic); Mr. Masahiro KAN (Japan); Mr. François KRUGER (France); Mr. Abdul-Magid GADAD (Libya).

Fourth row from left to right: Mr. Mohamed MAHROUG (Dean of Board Members—Morocco); Mr. Christoph KOHLMEYER (Germany).

Composition of the Boards of Directors

as of December 31, 2012

The Board of Directors of the African Development Bank	
Chairperson: Donald KABERUKA	
Executive Directors	**Alternate Executive Directors**
Abdelhak BENALLEGUE (Algeria)	Paulo Alfredo MENDES (Guinea Bissau)
Mohit DHOORUNDHUR (Mauritius)	Petronella M. N. MWANGALA (Zambia)
Abdul-Magid GADAD (Libya)	Mohamed O. H. KHATTAR (Mauritania)
Walter Crawford JONES (USA)	Vacant
Masahiro KAN (Japan)	Carlos R. BOLO BOLANO (Argentina)
Elfatih M. KHALID (Sudan)	Alieu Momoudou NGUM (The Gambia)
Moegamat Shahid KHAN (South Africa)	Motena Ernestine TSOLO (Lesotho)
Christoph KOHLMEYER (Germany)	Vacant
Amadou KONE (Côte d'Ivoire)	Bernardo ABAGA N. MAYIE (Equatorial Guinea)
François KRUGER (France)	José NUNO (Spain)
Mohamed MAHROUG (Morocco)	Moufida Jaballah SRARFI (Tunisia)
Mary Consolate MUDUULI (Uganda)	Mulu KETSELA (Ethiopia)
Emmanuel NGOY-THA (Central African Republic)	Rémy K. KA-KACHOKO (Démocratic Repubic of Congo)
Mamadou Abdoulaye SOW (Senegal)	Liliane ALAPINI ZEZE (Benin)
Margit THOMSEN (Denmark)	Per Erik TRULSSON (Sweden)
Mampuya F. Pedro TOMBWELE (Angola)	Rafique M. JUSOB MAHOMED (Mozambique)
Hau Sing TSE (Canada)	Jangro LEE (Korea)
Shehu YAHAYA (Nigeria)	Maria N. C. BATISTA de SOUSA (São Tomé and Príncipe)
Mohamed S. S. ZAGHLOUL (Egypt)	Almis MOHAMED ABDILLAHI (Djibouti)
Vincenzo ZEZZA (Italy)	Pim De KEIZER (The Netherlands)

The Board of Directors of the African Development Fund	
Chairperson: Donald KABERUKA	
Executive Directors	**Alternate Executive Directors**
Abdelhak BENALLEGUE (ADB)	Paulo Alfreido MENDES (Guinea Bissau)
Mohit DHOORUNDHUR (ADB)	Petronella M. N. MWANGALA (Zambia)
Walter Crawford JONES (USA)	Alexander SEVERENS (USA)
Masahiro KAN (Japan)	Abdulrahman ABUBAKR (Saudi Arabia)
Christoph KOHLMEYER (Germany)	Vacant
Amadou KONE (ADB)	Bernardo ABAGA N. MAYIE (Equatorial Guinea)
François KRUGER (France)	José NUNO (Spain)
Mohamed MAHROUG (ADB)	Moufida Jaballah SRARFI (Tunisia)
Mary Consolate MUDUULI (ADB)	Mulu KETSELA (Ethiopia)
Mamadou Abdoulaye SOW (ADB)	Liliane ALAPINI ZEZE (Benin)
Margit THOMSEN (Denmark)	Per Erik TRULSSON (Sweden)
Mampuya F. Pedro TOMBWELE (ADB)	Rafique M. JUSOB MAHOMED (Mozambique)
Hau Sing TSE (Canada)	Thamer HUSAIN (Kuwait)
Vincenzo ZEZZA (Italy)	Pim De KEIZER (The Netherlands)

Message from the President of the African Development Bank Group and Chairperson of the Boards of Directors



Donald Kaberuka
President of the African Development Bank Group

I am pleased to submit the Bank Group's Annual Report for 2012. The world economy is still showing no significant signs of recovery from one of the longest economic downturns in recent memory. Despite this still difficult global context, Africa's economic performance has maintained the dynamic path of recent years. Human development indicators continue to improve as millions are lifted out of poverty. This enthusiasm must be tempered nonetheless by increasing inequalities, issues of inclusion and jobs. Equally, growth, while continuing to be strong, is still dependent on a narrow range of growth drivers. Economic transformation, the ultimate prize, remains a challenge.

Despite global turbulence, the Bank continued to demonstrate its remarkable underlying strength and resilience. The financial results are strong and the risk bearing capacity very robust. This is attested to by the major rating agencies, who once again reaffirmed the AAA rating of the Bank's senior debt, with a stable outlook, thanks to strong shareholder support, and prudent financial and risk management policies.

In 2012, the Bank committed close to USD 6.3 billion – with the largest share going to infrastructure. The quality of our portfolio continues to benefit from our selectivity and strategic focus. The key commitments to further strengthen the Institution made under the Sixth General Capital Increase (GCI-VI), and the ADF-12 replenishment, have been largely delivered. The most recent being the launch of the Disclosure and Access to Information Policy and enhanced decentralization, whose roadmap implementation is on course, with about 35 percent of Bank's operations staff now managed from the field.

I would like to express my appreciation to the Bank's shareholders and the State Participants of the African Development Fund for the continued strong support. Despite fiscal pressures, the GCI-VI subscriptions and implementation are on course with most countries being up to date. As we begin the ADF-13 negotiations, I look forward to a replenishment that will help sustain the momentum of growth and poverty reduction, and further strengthen the African Development Fund.

Going forward, the Bank will be implementing the new Ten-Year strategy (2013-2022). The next ten years will be decisive for Africa as the continent seeks to build on strong growth that is broad based and sustainable. Strategic focus on closing the infrastructure gap, economic integration, private sector development and support to fragile states will remain the pillar of what we do.

Finally, the next twelve months will see the first steps in the process of returning the Bank to its Headquarters in Abidjan. It is an exercise which is being planned carefully, executed with all the necessary care and attention, making sure that disruption to our operational effectiveness is minimized. The strength and resilience of our Institution, demonstrated at different points in the past, will stand us well in this respect. As we look ahead, we can do so with confidence and optimism that we are well positioned, as demonstrated by our achievements in the last year, to continue to fulfil the mandate entrusted to us.

Donald Kaberuka
President of the African Development Bank Group and
Chairperson of the Boards of Directors

Executive Summary

Africa's Economic Performance and Outlook

Africa continued to demonstrate resilience in 2012, with its gross domestic product (GDP) growing by 6.6 percent, compared to 3.5 percent in 2011 (Figure 0.1). In North Africa, Libya's near doubling of its GDP in 2012, as its oil sector returned to pre-crisis capacities, was a major factor. In West and Central Africa, net oil-exporting countries averaged 6 percent growth. In Southern and East Africa, with South Africa excepted, growth was about 4.5 percent. South Africa itself grew 2.5 percent.

Africa's inflation averaged about 9.1 percent (only slightly higher than 2011). Bouts of high inflation, especially in East Africa, showed that prudent fiscal and monetary policies are still required. Continent-wide, fiscal deficits declined to 2.5 percent of GDP in 2012 (from 3.1 percent in 2011), with noticeable differences between net oil-importers (4.9 percent) and oil-exporters (0.8 percent). According to latest data (2011) Africa's net foreign direct investment (FDI) (USD 42.7 billion) and remittances (USD 41.8 billion) remained high, while net aid inflows were tepid.

Africa is projected to grow at 4.8 percent in 2013, but with considerable regional variation. Commodity-rich economies of West and Central Africa will grow at between 5-7 percent, 1-2 percentage points higher than East Africa and Southern Africa. North Africa is expected to grow at less than 4 percent. Countries will continue to explore innovative ways of raising revenue, including going to international markets as done recently by Nigeria, Ghana, Kenya, and Zambia. Inflation is expected to remain in single digits, and decline as the impact of the recent drought subsides.

Figure 0.1
Africa's Economic Growth: The Big Picture


Growth Rate (%)
Africa
Sub-Saharan Africa
North Africa
8
6
4
2
0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 (e) 2013 (p) 2014 (p)

Source: AfDB Statistics Department.

(e) : estimates
(p) : projections

Achieving Millennium Development Goals

Africa has made progress on the Millennium Development Goals (MDGs) and a number of targets will be met, but not all. Extreme poverty, child mortality and maternal health have improved as has the incidence of HIV/AIDS and malaria, but by less than projected. There has been progress on universal primary education and many countries are on target, but quality has been inadequate. The struggle for gender equality is making inroads, including in politics and civil society. With respect to environmental sustainability, progress is mixed. There has been some reduction in ozone-depleting substances, but less progress towards reforestation. Africa's good recent performance raises hopes for a stronger capacity to address poverty and associated social challenges in the medium term.

Transforming the African Economies and the Bank's Response

Three Principles. Three broad factors or principles will be crucial for Africa's structural transformation: political leadership; the quality of growth/inclusion of the population in the economic mainstream, and the interconnectedness of the economies, nationally, regionally and globally. Effective political leadership is important for national planning, good investment climate, provision of services, peace and security and private sector development. For growth to be transformative, on the other hand, it must enhance productivity, and lead to diversification. Socioeconomic equality is a public good that is crucial for the preservation of peace and harmony and for development. Finally, Africa needs to increase its interconnectedness to benefit fully from the opportunities for trade and innovation in the world today. Infrastructure development will continue to be a key imperative.

Key Drivers. Among the key drivers/enablers are the promotion of modern technologies, including information and communication technologies (ICT), and enhancement of technical skills at all levels. Modern technologies are already helping propel Africans into mobile banking and commodity exchanges. Africa's youthful population is a major asset for the continent which, if well harnessed, could provide a large demographic dividend. On the other hand, the encashment of resource rents is a major policy challenge, but one that could be a great opportunity if resources are deployed to initiate a self-sustaining development process. Looking ahead, climate change and urbanization will be important challenges. Careful thinking and planning will be required to turn them into opportunities, including expanding the middle class and embarking on greener technologies.

Bank's Ten-Year Strategy. The Bank's Strategy for 2013-2022 has two objectives: inclusive growth and the transition to green growth. Core priorities are infrastructure development, regional integration, private sector development, governance and accountability and skills and technology, while areas of special emphasis include fragile states, gender and agriculture and food security.

Bank's Response. Among specific initiatives for structural transformation is the Bank's support to the Program for Infrastructure Development in Africa (PIDA), which includes among its projects Inga, the proposed 40,000 MW power plant in Democratic Republic of Congo (DRC). Finding innovative ways to raise finance for these projects is equally important. In the area of knowledge generation, the Bank has the determination and the resources to become the first port of call on information and analyses of the African economies. Broad collaboration with regional member countries (RMCs), other multilateral institutions and think tanks is strengthening its role of knowledge broker. Its flagship publications *African Economic Outlook* and *African Development Report* have a broad readership.

Bank Group Operations by Priority Areas

Overview. In 2012, the volume of Bank Group operations was UA 4.25 billion compared to UA 5.72 billion in 2011. This relative decline was because, at the African Development Bank (ADB) window, some of the borrowers reached their prudential limits or were otherwise not able to borrow, while some ADF-only countries front-loaded resources and exhausted their allocations. The promotion of infrastructure development continues to characterize Bank Group operations: energy, transport, and water and sanitation (Figure 0.2). But there were also substantial investments in agriculture, social, finance, and multisector, the latter refers to programs involving more than one sector.

Infrastructure/Environment and Climate Change. In 2012, the Bank approved UA 891.9 million (about 21 percent of total investment) for 6 operations in the energy sector with the objective of providing access to modern power for at least 1.2 million households across seven countries. The Bank is the implementing agency of the Climate Investment Fund. Through the eight projects under implementation it is expected that 6.9 million tonnes of CO_2 emissions will be avoided each year. The Bank Group invested in transport and related infrastructure to the tune of UA 604.2 million (about 16.8 percent of total) in 2012. Among others, transport corridors were targeted in West Africa (Lomé-Cinkansé-Ouagadougou) and Southern Africa (Nicala, Mozambique, to Lusaka, Zambia, through Malawi). In water and sanitation, operations worth UA 294.0 million (about 7.5 percent) were approved targeting beneficiaries across all five of Africa's regions. The Rural Water Supply and Sanitation Initiative, the African Water Facility and the Multi-Donor Water Partnership Program have been instrumental in improving water supply, enhancing sanitation, and promoting agricultural growth in many RMCs. Activities in water and sanitation declined compared to 2011, mainly caused by the frontloading of ADF resources.

Regional Economic Integration. Total approvals for multinational or regional operations amounted to UA 956.2 million (over 25 percent of total investment), with a sizeable private sector component (14 percent). Among low income RMCs, the demand for multinational projects exceeds the resources available under the ADF.

Figure 0.2
Bank Group Loan and Grant Approvals* by Sector, 2012


Industry 2.7%
Water Supply and Sanitation 7.5%
Agriculture 8.6%
Finance 11.2%
Multisector 14.0%
Energy 24.7%
Transport 16.8%
Social 14.6%

Source: AfDB Statistics Department.

* *Total loan and grant approvals exclude equity participations, HIPC debt relief, and Special Funds.*

Private Sector. The private sector has grown considerably in the recent past, with an increasing share of low-income RMCs. Its approvals in 2012 were some UA 753 million (about 18 percent of total) for 21 new projects and additional funding to existing ones. The Bank's private sector is co-financing the Henri Konan Bédié Toll Bridge in Côte d'Ivoire. Moreover, in industry and agriculture, the private sector has developed strong links with small and medium-size enterprises (SMEs). AgVance Africa, a USD 500 million equity fund was launched for agribusiness—targeting small and medium-size enterprises and is intended to catalyse USD 7 billion in total investment.

Governance. The Bank approved 42 programs and projects in support of governance in 22 RMCs, worth some UA 488.2 million. It continues to underline the importance of policy based lending operations and institutional support programs coupled with analytical and advisory services for raising transparency and accountability and improving the business environment. Support to Malawi on exchange rate alignment proved very strategic. Equally important was the support provided to regional agencies in both East and West Africa to create platforms for payment and settlement systems integration. The African Legal Support Facility, hosted by the Bank, has provided important support to RMCs to address litigation issues related to natural resources extraction. Demand for its services expanded rapidly in 2012.

Social and Human Development. Promoting social and human development, including skills development and science and technology for job creation, are key areas of Bank focus with many pro-

jects in all parts of Africa in 2012 and investment reaching UA 525 million. The Human Capital Strategy to guide Bank operations in supporting job-creating growth, skills development, popular voice in service provision and efficiency of public spending was completed. It also promotes the development of safety nets to protect against economic and social shocks. The Bank has co-sponsored major conferences in these areas, including a high-level meeting on science, technology and innovation in Nairobi and Ministers of Health and Finance Conference held in Tunis, both in 2012. The Bank supports universities and other national and regional centres of excellence, particularly in science and technology.

Bank Operations by Areas of Special Emphasis. The Bank approved 18 operations in agriculture and food security covering 16 countries and worth UA 381.7 million. The projects included the rehabilitation of agricultural infrastructure, construction of access and feeder roads, market infrastructure and storage facilities, strengthening capacity for delivery of agricultural services, and support to climate change adaptation measures. The Bank embarked on a Gender Strategy to inform women's economic opportunities and knowledge management and capacity building for gender equality. Internally, the Bank broadened its capacity building for gender mainstreaming, especially targeting task managers. The Bank's work in fragile states has expanded in recent years, with offices opened in five countries, as has its total commitment, about UA 117.1 million in terms of budget support and infrastructure rehabilitation. During the ADF-12 Mid-term review, delegates commended the Bank's work while indicating areas for improvement, including improving clients' capacity for project preparation, notably in infrastructure. A recent review of the Bank's work in fragile states by the Evaluation Department has provided further advice, including firmer strategies for institution building. Testimony by President Ellen Johnson Sirleaf of Liberia shows that Bank support has been very useful in laying a basis for full recovery. Notably, road construction has opened up the countryside, allowing access to markets and raising rural incomes. Support to public finance reforms has helped the government to manage the country's scarce resources.

The Bank's Key Corporate Reforms and Governance

Reform Momentum. The Bank in 2012 maintained reform momentum to enhance results-oriented operational efficiency at headquarters and in the field, and increase capacity to respond rapidly to client needs in accordance with its operational priorities. Field presence was increased and decision-making decentralized, new quality assurance and results tools and systems have been developed, a framework for engagement with civil society organizations adopted, and an online operational programming tool launched. Human resources have been deployed to meet the needs of the Bank, notably the impetus for decentralization. The Bank's relative success was shown in the recent Client Assessment Survey where RMCs reported viewing the Bank as their "preferred partner".

Policies and Strategies. During the process leading up to GCI-VI and the Replenishment of ADF-12, the Bank Group committed to undertake a number of institutional reforms and to introduce new policies and strategies. Among the new policies are an Energy Policy, Policy on Program-Based Operations, and a Policy on Disclosure and Access to Information. The Policy for Private Sector Development and the associated Strategy are still under Board consideration. Looking forward, the Bank is designing approaches to risk management and its engagement with civil society.

Decentralization. Regional Resource Centers were established in Nairobi and Pretoria in January 2012, enhancing the Bank's regional outreach and implementation. With the addition of South Sudan, 12 of the 18 fragile states now have their own country offices. Furthermore, a customized office was established in Mauritius. The Bank now has established field presence in 34 RMCs with 573 personnel, of which 360 are professional staff. An external representation office was also established in Tokyo during 2012. The Delegation of Authority Matrix was updated with enhanced business processes and substantial transfer of operational decisions to field offices.

Development Effectiveness. In 2012, the Bank recorded significant improvement in the quality at entry of its operations. The quality of Country Strategy Papers increased as well as staff proficiency in the use of the Results-based Logical Framework in operational design and implementation. Gender issues were better mainstreamed and more attention given to social and environmental safeguards. The Bank is also contributing to the institutionalization of a results culture in RMCs. However, the Annual Development Effectiveness Review highlighted the need for improvement in a number of areas, including human development.

The ADF-12 Mid-term Review. The mid-term review was completed successfully in September 2012. It noted that the Fund has demonstrated resilience to economic and security crises, was responsive to the diverse and changing needs of its clients and focused on results. Among challenges is the need to strengthen clients' capacity for projection preparation, especially in infrastructure, the quality of programmatic support to fragile states, and ensuring the availability of resources for arrears clearance in the second pillar of the Fragile States Facility. The ADF-13 replenishment was launched and it will play an important role in the implementation of the Bank's Strategy.

Agencies of Corporate Responsibility and Control. The Office of the Auditor General was expanded in 2012, with increased audit frequency of operations departments and field offices. All field offices, including Regional Resource Centers, will be audited at least once every two years. The Ethics Office undertook a number of initiatives in 2012, including the launching of

the Ethics Certification Program. The Office is preparing an in-depth revision of the Bank's Code of Conduct. The Integrity and Anti-Corruption Department has also been strengthened, enabling it to mainstream integrity programs in operations. Jointly with other Multilateral Development Banks, the Bank approved a sanctions regime process to be implemented in accordance with the provisions of the Agreement for Mutual Enforcement of Debarment Decisions.

Operations Evaluation. During 2012 the Operations and Evaluation Department conducted evaluations of individual public projects and project-clusters as well as private-sector operations, and validated project completion reports. It undertook a notable evaluation on Bank's operations in fragile states. In addition, it undertook a self-assessment and prepared a new strategy for more effective evaluations; a rolling annual action plan, including a results-based work program and a rationalized budget; and a revised evaluation policy to make it more relevant to the Bank's overarching mission. It is encouraging the development of a knowledge and learning culture within evaluation.

Boards' Oversight Functions. The Boards' deliberations in 2012 were focused on positioning the Bank to effectively support a transforming Africa, help improve the quality of its growth and sustain its benefits. From an institutional perspective, decentralization and the proposed return of the Bank's operations to its Headquarters in Abidjan, Côte d'Ivoire, also received significant attention. The Boards of Governors of the African Development Bank and the African Development Fund met in Arusha, Tanzania, on 31 May and 1 June during the Bank Group Annual Meetings which had the theme "Africa and the Emerging Global Landscape – Challenges and Opportunities". The Governors' Dialogue focused on the Strategy of the African Development Group then under preparation. The Governors emphasized that African economies showed resilience in the midst of continued economic uncertainty. On the other hand, the Boards of Directors gave considerable time to strategic operations and institutional matters. They approved the Energy Policy, a revised Program-based Operations Policy and a new Disclosure and Access to Information Policy.

Sound Financial Management

Strong Financial Position. In 2012 the Bank was able to weather the unfavourable global financial environment through sound financial management, with all four major rating agencies – Standard & Poor's, Moody's, Fitch Ratings, and the Japan Credit Rating Agency –reaffirming their AAA and AA+ rating of the African Development Bank's senior and subordinated debts respectively. These ratings have a stable outlook reflecting the Bank's strong financial position principally based on sound capital adequacy, prudent financial and risk management policies, solid shareholder support, and its preferred creditor status. As at December 31, 2012, the Bank's paid-up capital amounted to UA 4.96 billion compared with UA 3.29 billion in 2011, up by UA 1.67 billion representing an increase of 50.76 percent. The Bank's callable capital at year-end stood at UA 60.25 billion, including UA 21.18 billion from non-borrowing member countries rated A- and higher, compared to UA 34.03 billion and UA 18.63 billion, respectively, as at the end of 2011.

Table 0.1

Summary of Bank Group Operations, Resources and Finance, 2003-2012
(UA million)

	2003	2004	2005	2006	2007	2008	2009*	2010	2011	2012	Cumulative Total (a)
Operations											
Bank Group Approvals b/											
Number	145	124	102	137	100	133	181	139	184	199	4,184
Amount	1,766.31	2,786.70	2,293.63	2,596.88	3,097.64	3,528.73	8,064.49	4,099.75	5,720.29	4,253.75	72,202.76
of which HIPC	1.85	1,009.13	508.68	257.49	153.17	159.87	372.56	202.95	1,350.85	248.00	6,089.00
Disbursements	1,022.83	1,315.54	1,289.81	1,239.03	1,615.68	1,860.91	4,083.59	2,510.70	3,174.11	3,379.53	42,124.15
ADB Approvals b/											
Number	28	23	34	38	29	58	84	59	59	48	1,366
Amount	745.84	1,519.54	868.73	1,045.37	1,670.06	1,807.01	5,604.07	2,581.13	3,689.43	2,080.46	41,777.96
of which HIPC	-	707.77	75.99	102.21	-	113.75	112.77	144.14	1,178.04	134.58	3,148.58
Disbursements	652.32	630.23	595.35	548.44	884.75	727.53	2,352.29	1,339.85	1,868.79	2,208.17	24,618.55
ADF Approvals b/											
Number	112	99	65	84	54	62	77	65	87	98	2,572
Amount	997.96	1,257.91	1,421.71	1,544.57	1,381.75	1,665.34	2,426.96	1,456.72	1,831.86	1,890.17	29,430.22
of which HIPC	1.85	301.37	429.49	155.28	153.17	17.95	259.09	29.99	171.93	112.21	2,877.27
Disbursements	368.07	680.50	691.06	685.16	725.00	1,124.92	1,726.43	1,165.84	1,296.65	1,169.60	17,268.11
NTF Approvals											
Number	5	2	3	-	-	2	3	2	3	3	88
Amount	22.51	9.25	3.19	-	-	28.16	5.70	29.53	10.88	14.10	396.31
of which HIPC	-	-	3.19	-	-	28.16	0.70	28.83	0.88	1.20	63.15
Disbursements	2.44	4.81	3.39	5.43	5.94	8.45	4.87	5.02	8.67	1.76	237.50
Special Funds Approvals c/											
Number	-	-	-	15	17	11	17	13	35	50	158
Amount	-	-	-	6.94	45.83	28.21	27.76	32.38	188.12	269.03	598.27
Resources and Finance (at year's end)											
ADB											
Authorized Capital	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00	21,870.00	22,120.00	67,687.46	66,054.50	66,975.05	
Subscribed Capital d/	21,563.71	21,597.90	21,717.67	21,794.00	21,693.16	21,765.14	21,817.58	23,924.62	37,322.00	65,215.04	
Paid-up Portion d/	2,180.94	2,223.26	2,269.06	2,357.78	2,351.53	2,356.01	2,359.32	2,375.63	3,289.06	4,962.68	
Callable Portion	19,382.77	19,374.63	19,367.00	19,436.76	19,341.63	19,409.14	19,458.25	21,548.99	34,032.95	60,252.36	
Borrowing (gross)	6,058.95	6,057.52	6,560.11	6,088.75	6,803.17	7,160.81	10,703.22	12,231.34	12,231.39	13,373.32	
Outstanding Debt e/	5,778.39	5,638.89	5,940.40	5,870.47	6,198.87	6,707.28	10,580.64	11,980.57	12,902.96	13,278.80	
Cumulative Exchange Adjustment on Subscriptions f/	(145.33)	(147.20)	(151.76)	(155.74)	(160.08)	(161.03)	(161.97)	(162.57)	(160.63)	(166.83)	
Reserves g/	1,507.50	1,486.44	2,266.39	2,305.48	2,531.80	2,475.47	2,552.96	2,627.28	2,536.18	2,667.44	
Cumulative Currency Translation Adjustment	(451.71)	(467.97)	-	-	-	-	-	-	-	-	
Gross Income	425.22	446.67	479.61	542.85	578.62	564.45	518.88	519.32	489.18	553.64	
Net Income h/	178.33	143.53	221.32	194.03	323.67	304.66	231.16	213.66	164.51	198.62	
ADF											
Subscriptions i/	11,989.14	12,654.44	13,261.76	14,314.51	15,218.76	16,566.02	17,854.02	19,030.32	20,428.32	21,622.28	
Other Resources j/	(540.57)	(571.34)	(476.02)	(776.38)	(703.50)	(656.59)	(493.44)	(437.23)	(375.27)	(400.28)	
NTF											
Resources (gross) g/	375.46	366.93	409.08	286.12	273.47	286.78	156.73	160.86	162.74	164.62	

Sources: AfDB Statistics Department for data on operations; AfDB Financial Control Department for data on Resources and Finance.

Notes

* *A year of exceptional demand for Bank Group resources due to the global financial crisis.*
a/ The cumulative figures go back to the initial operations of the three institutions (1967 for ADB, 1974 for ADF and 1976 for NTF).
b/ Approvals include loans and grants, private and public equity investments, emergency operations, HIPC debt relief, loan reallocations, guarantee and Post Conflict Country Facility.
c/ These are approvals on the operations of the African Water Fund and Rural Water Supply and Sanitation Initiative, Global Environment Facility, the Global Agriculture and Food Security Program, the Climate Investment Fund, the Congo Basin Forest Fund, the Fund for African private sector Assistance, the Zimbabwe Multi-Donor trust Fund, and Migration and Development Trust Fund.
d/ Subscribed capital and paid up capital for 2005 were restated to exclude shares to be issued upon payment of future installments.
e/ Outstanding debt for 2004 was restated for fair value option.
f/ CEAS were restated in 2001 for prior years to adjust for translation gains and losses on subscriptions.
g/ Reserves for 2004 were restarted in 2001 following the application of the IFRS.
h/ For the year 2003 net income excluded net gains/losses on non trading derivatives (IAS 39 adjustments). Also for the years 2005 and 2006, net income excluded income transfers approved by the Board of Governors, thereby insuring comparability between current year figures and those of prior years.
i/ Subscriptions = Restated for the years 1997 - 2005 to be amounts paid instead of amounts pledged.
j/ Other Resources = Accumulated Reserves/Loss + Net Income/Loss for the year + Miscellaneous.

The conversion rates are those for 31 December of each year.
The conversion rates of the ADB, ADF and NTF Unit of Account (UA) to US Dollar for various years are as follows:

2003 1 UA = 1.48597 US dollars	*2008 1 UA = 1.54027 US dollars*
2004 1 UA = 1.55301 US dollars	*2009 1 UA = 1.56769 US dollars*
2005 1 UA = 1.42927 US dollars	*2010 1 UA = 1.54003 US dollars*
2006 1 UA = 1.50440 US dollars	*2011 1 UA = 1.53527 US dollars*
2007 1 UA = 1.58025 US dollars	*2012 1 UA = 1.53692 US dollars*

Percentages in the charts and tables of the Report may not add up to 100 due to rounding.

Table 0.2

Summary of Bank Group Approvals, 2012
(UA million)

Bank Group Approvals by Sector

	ADB		ADF		NTF		Bank Group	
Sector	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Agriculture and Rural Development	6	89.83	14	218.28	-	-	20	308.11
Social	10	332.36	10	186.47	1	6.50	21	525.33
Education	-	-	7	185.08	1	6.50	8	191.58
Health	6	3.66	-	-	-	-	6	3.66
Other	4	328.70	3	1.39	-	-	7	330.10
Infrastructure	12	785.66	33	971.44	1	6.40	46	1,763.50
Water Supply and Sanitation	3	152.57	10	117.11	-	-	13	269.68
Energy Supply	7	582.98	6	300.28	1	6.40	14	889.66
Communication	-	-	-	-	-	-	-	-
Transport	2	50.11	17	554.05	-	-	19	604.16
Finance	4	402.76	-	-	-	-	4	402.76
Multisector	4	103.62	39	401.76	-	-	43	505.38
Industry, mining and quarrying	1	97.73	-	-	-	-	1	97.73
Urban Development	-	-	-	-	-	-	-	-
Environment	-	-	-	-	-	-	-	-
A. Total Loans and Grants	**37**	**1,811.96**	**96**	**1,777.95**	**2**	**12.90**	**135**	**3,602.81**
B. Other Approvals	**11**	**268.49**	**2**	**112.21**	**1**	**1.20**	**64**	**650.94**
HIPC Debt Relief	2	134.58	2	112.21	1	1.20	5	248.00
Post Conflict Country Facility	-	-	-	-	-	-	-	-
Equity Participation	9	133.91	-	-	-	-	9	133.91
Guarantees	-	-	-	-	-	-	-	-
Loan Reallocation	-	-	-	-	-	-	-	-
Special Funds	-	-	-	-	-	-	50	269.03
Total Approvals (A + B)	48	2,080.46	98	1,890.17	3	14.10	199	4,253.75

Bank Group Approvals by Financing Instrument

	ADB		ADF		NTF		Bank Group	
Financing Instrument	Number	Amount	Number	Amount	Number	Amount	Number	Amount
Project Lending	**18**	**1,714.35**	**28**	**958.05**	**2**	**12.90**	**48**	**2,685.30**
Public and Publicly -Guaranteed:	8	1,097.13	28	958.05	2	12.90	38	2,068.08
Project Loans	7	1,019.52	28	958.05	2	12.90	37	1,990.47
Sector Investment and Rehabilitation	-	-	-	-	-	-	-	-
Lines of Credit	1	77.61	-	-	-	-	1	77.61
Private Non-Publicly Guaranteed:	10	617.23	-	-	-	-	10	617.23
Project Loans	8	292.82	-	-	-	-	8	292.82
Lines of Credit	2	324.41	-	-	-	-	2	324.41
Policy-Based Lending	**1**	**87.11**	**3**	**206.00**	**-**	**-**	**4**	**293.11**
Sector Adjustment	-	-	-	-	-	-	-	-
Structural Adjustment	-	-	1	166.00	-	-	1	166.00
Budget Support	1	87.11	2	40.00	-	-	3	127.11
Grants	**18**	**10.50**	**62**	**612.55**			**80**	**623.05**
Technical Assistance	7	3.69	23	314.68	-	-	30	318.38
Project Cycle Activities	-	-	11	67.03			11	67.03
Institutional Support	-	-	12	247.65	-	-	12	247.65
of which Private Sector	-	-	-	-	-	-	-	-
Middle Income Countries Grant	7	3.69	-	-	-	-	7	3.69
Project Grants	-	-	5	170.78	-	-	5	170.78
Structural Adjustment Grant	-	-	-	-	-	-	-	-
Budget Support Grant	-	-	1	10.00	-	-	1	10.00
African Food Crisis Response Grant	-	-	-	-	-	-	-	-
Fragile States Facility Grant	-	-	33	117.09			33	117.09
Special Relief Fund	11	6.80	-	-	-	-	11	6.80
Emergency Assistance	11	6.80	-	-	-	-	11	6.80
Emergency Postconflict	-	-	-	-	-	-	-	-
Special Debt Relief Grant	-	-	-	-	-	-	-	-
Loan for Institutional Capacity Building	-	-	-	-	-	-	-	-
Project Preparation Facility	**-**	**-**	**3**	**1.35**	**-**	**-**	**3**	**1.35**
Debt and Debt Service Reduction	**2**	**134.58**	**2**	**112.21**	**1**	**1.20**	**5**	**248.00**
SFM Debt Alleviation	-	-	-	-	-	-	-	-
HIPC Debt Relief	2	134.58	2	112.21	1	1.20	5	248.00
Post Conflict Country Framework	-	-	-	-	-	-	-	-
Equity Participation	**9**	**133.91**	**-**	**-**	**-**	**-**	**9**	**133.91**
Public Equity	-	-	-	-	-	-	-	-
Private Equity	9	133.91	-	-	-	-	9	133.91
Guarantee	-	-	-	-	-	-	-	-
Public Guarantees	-	-	-	-	-	-	-	-
Private Guarantees	-	-	-	-	-	-	-	-
Loan Reallocations	-	-	-	-	-	-	-	-
Special Funds	**-**	**-**	**-**	**-**	**-**	**-**	**50**	**269.03**
Total Approvals	48	2,080.46	98	1,890.17	3	14.10	199	4,253.75

Source: AfDB Statistics Department.

Note: The conversion rate used is that for December 31, 2012: 1UA = US$ 1.53692

Figure 0.3
Bank Group Loan and Grant Approvals* and Disbursements, 2003-2012 (UA million)



Loan and Grant Approvals
Loan and Grant Disbursements
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

* *Total loan and grant approvals exclude equity participations, HIPC debt relief, and Special Funds.*

Figure 0.4
Cumulative Bank Group Loan and Grant Approvals by Institution, 1967-2012



NTF 0.5%
ADB 58.4%
ADF 41.1%

Figure 0.5
Cumulative Bank Group Loan and Grant Approvals by Sector, 1967-2012 (%)



Other Sectors
Communication
Industry
Water Supply & Sanitation
Energy
Social
Finance
Multisector
Transport
Agriculture
0
5
10
15
20

Source: AfDB Statistics Department.

Figure 0.6
ADB Net Income, 2003-2012 (UA million)



300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012


Part I
Structural Transformation of Africa's Economies



Chapter 1

Africa's Socio-Economic Performance

In 2012, Africa continued to demonstrate considerable resilience to external shocks, while it also benefited from high commodity prices. This chapter provides a brief overview of Africa's performance during this year, including the causes of regional variation, and takes a look at its medium-term prospects.

1.1 Africa's Recent Performance

On the whole, African countries showed good performance in 2012. North Africa returned to some growth, reversing the sharp decline caused by the revolution, while Sub-Saharan Africa continued to reap the benefits of the natural resource boom. Sustained policy improvements were a key factor.

Real GDP Growth. Africa's growth in 2012 is estimated at 6.6 percent—up from 3.5 percent in 2011 (Figure 1.1)—though with considerable variation across regions and countries. The recovery and output expansion in Libya, as its oil returned to market, had an important impact on Africa's average performance, raising overall growth by an estimated 2 percent. In its absence, average growth would have been lower than 5 percent. On the other hand, five countries had negative growth in 2012, mostly due to escalation in domestic instability including armed insurrection and political unrest. When excluded, the remainder of Africa averaged growth close to 7 percent. Excluding South Africa (2.5 percent), which accounts for over a third of the sub-region's output, growth in Sub-Saharan Africa (SSA) exceeded 6 percent. The natural resource boom—with high commodity prices and large export volumes—was a major factor in Africa's growth overall (Figure 1.2). For example, oil-exporting countries grew 8.7 percent (compared to only 2.8 percent in 2011). Net oil-importers, on the other hand, grew only 3.9 percent (against 4.3 percent in 2011). Africa's rapid pace of urbanization and its expanding middle class together also underpin the resilience of domestic demand.

Following the sharp decline in 2011 associated with the Arab Spring, North Africa rebounded strongly in 2012. Libya grew 95.5 percent (reversing the contraction of 50 percent in 2011) as full oil production and other economic activities resumed. Tunisia grew 3.3 percent as its economy, especially tourism, began a slow recovery. There was also growth in more populous Egypt (2.2 percent) and Algeria (2.5 percent) as well as in oil-importing Morocco (3.2 percent).

The largest economy in West and Central Africa, Nigeria, grew 6.6 percent, with telecommunications, construction, and agriculture as well as oil providing impetus. Reflecting the commodity boom, Ghana grew 7.1 percent, while Equatorial Guinea and Gabon grew more than 5 percent on higher oil prices.

East Africa grew at 4.5 percent, aided by increases in domestic demand, especially investments in infrastructure, mining, construction, and information and communications technologies.

Figure 1.1
Africa's Economic Growth: The Big Picture


Growth Rate (%)
Africa
Sub-Saharan Africa
North Africa
8
6
4
2
0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 (e) 2013 (p) 2014 (p)

Source: AfDB Statistics Department.
(e): estimates
(p): projections

Figure 1.2
Changes in International Commodity Prices (January 2005=100)


Energy
Agriculture
Food
Metals & Minerals
300
200
100
0
JAN-05 JAN-06 JAN-07 JAN-08 JAN-09 JAN-10 JAN-11 JAN-12 JAN-13

Source: AfDB Statistics Department.

In Southern Africa, growth in 2012 was only moderate. South Africa, the regional growth motor, grew by only 2.5 percent in 2012 (down from 3.5 percent in 2011) under the impact of high unemployment and labour unrest. Angola, Mozambique, and Zambia grew on average by over 7.5 percent with the commodity boom.

Macroeconomic Performance. Average inflation in Africa, at 9.1 percent in 2012, was slightly higher than 2011 (Figure 1.3) and above that of comparable regions in the developing world, where inflation was about 6 percent, and the Eurozone, where it was only about 2 percent. In contrast to past decades, African inflation was mostly below 10 percent during the 2000s, a reflection of the strength of macroeconomic management in recent years. However, a further downward trend in inflation is projected in the medium term, reflecting generally weak global demand, anti-inflation policies pursued by some African governments, and the fading impact of the drought that ravaged parts of the continent in 2011.

Figure 1.3
Average Inflation in Africa and other Regions (%)


Africa
Euro Area
Emerging and Developing Countries
10
8
6
4
2
0
2000
2002
2004
2006
2008
2010
2012(e)
2014(p)

Source: AfDB Statistics Department.

(e): estimates
(p): projections

Figure 1.4
Oil-exporting African Countries: surplus/deficit (% of GDP)


Fiscal Balance
Current Account
20
15
10
5
0
-5
-10
2000
2002
2004
2006
2008
2010
2012(e)
2014(p)

Source: AfDB Statistics Department.

(e): estimates
(p): projections

Figure 1.5
Oil-importing African Countries: twin deficits (% of GDP)


Fiscal Balance
Current Account
0
-1
-2
-3
-4
-5
-6
-7
-8
2000
2002
2004
2006
2008
2010
2012(e)
2014(p)

Source: AfDB Statistics Department.

(e): estimates
(p): projections

Figure 1.6
External Financial Resources (USD billion)


Remittances
FDI (net inflows)
ODA (net inflows)
50
40
30
20
10
0
1981
1986
1991
1996
2001
2006
2011

Source: AfDB Statistics Department.

Africa's fiscal balances moderated in 2012 (Figures 1.4 and 1.5)—with deficits averaging 2.5 percent of GDP (down from 3.1 percent in 2011)—but with big differences between (net) oil importers (averaging 4.9 percent) and oil exporters (averaging only 0.8 percent). High commodity prices helped boost government revenues in oil- and metal-exporting countries, but also enabled them to increase government outlays on fuel subsidies, among others. Reflecting the commodity boom, Africa's current account was robust, with real exports growing 6.9 percent (even as the terms of trade for Africa as a whole deteriorated as commodity prices moderated while those for manufactures rose). Current account surpluses of oil exporters Libya, Congo, Nigeria, Algeria, Angola, and Gabon increased over 7 percent, while those of mineral exporters Botswana and Zambia were lower, at about 6.5 percent. On account of higher import costs for oil and food, the rest of Africa had large current account deficits.

External Financing. Despite the sovereign debt crisis in the Eurozone, net aid flows to Africa have not fallen in absolute terms (Figure 1.6). However, because of the global economic slowdown and fiscal difficulties in many donor countries, aid flows are expected either to stabilize at current levels or decline in the near term. Net foreign direct investment flows remained fairly high (USD 42.7 billion in 2011, the latest year for which there is sufficient data), though lower than the peak of close to USD 60 billion in 2008. Remittances grew to USD 41.8 billion in 2011 (from USD 38.5 billion in 2010).

1.2 Africa's Economic Prospects

Africa's medium-term prospects are favourable: commodity prices will continue to be good, though not reaching recent peaks, FDI flows will continue to be high in response to the decreasing macro-risk associated with the African economies, South-South trade and investment, and good policy frameworks. Risks include domestic political instability and external price and weather shocks.

Africa's GDP is expected to grow by 4.8 percent in 2013, slightly higher than 2012, adjusted for the Libyan effect discussed above. Growth will be underpinned by:

- expanding domestic demand;
- moderate to high commodity prices;
- increasing South-South trade and investment; and
- investment in energy and transport infrastructure, telecommunications, and social services.

A number of formerly fragile countries in both West and East Africa are expected to perform well, with positive impacts on their regions (Map 1.1).

Map 1.1
Africa's Growth Projections, 2013, by Sub-region


3.9%
North Africa
6.7%
West Africa
5.2%
East Africa
5.7%
Central Africa
4.1%
Southern Africa

Source: AfDB Statistics Department.

Inflation is expected to recede to single digits in most countries (averaging about 7.4 percent overall), owing to anti-inflation policies and projected bountiful harvests in many parts of the continent. Given narrow tax bases, however, revenue generation will remain a challenge for many countries. A number of countries are already exploring innovative approaches to raising resources for domestic investment, especially for infrastructure. Nigeria, Ghana, Senegal, Kenya, Namibia, and Zambia have gone to global markets, and will be followed by many others.

Despite robust recent performance, Africa continues to face risks and vulnerabilities, including:

- domestic political instability;
- derailed or postponed fiscal reforms; and
- protracted industrial disputes, partly arising from perceived domestic inequalities.

Adverse weather conditions could also again undermine growth in some countries. And globally, Africa cannot insulate itself from the risks tied to sluggish recovery, nor the slowdown in emerging economies including China. The risks need to be addressed, experience has shown that if ignored they could erode confidence and reverse progress.

1.3 Africa's Progress Towards Achieving Millennium Development Goals

MDGs are still a work in progress. Although most African countries will not attain them, a key benefit has been the incorporation of the MDG toolkit into their policy frameworks, enabling efforts to proceed after 2015.

Africa's recent economic performance has enhanced its chances of reaching some Millennium Development Goals. The MDG Report 2012, a joint publication by the Bank, Economic Commission for Africa, African Union and the United Nations Development Programme (UNDP), notes that most African countries have made progress on a number of MDG goals and targets, even though many will not be met by 2015 (Table 1.1). The Report notes that progress on several indicators is accelerating: universal primary education—total enrolment is now above 80 percent, with gender parity—though quality remains poor, and many countries will likely not meet school-completion targets. Gender equality has received a boost from unlikely quarters, including women ascending to top positions in governments and as members of parliaments, even in some fragile states. Attendance at tertiary levels, especially in the sciences, remains skewed in favour of men, although the share of women employment outside agriculture is increasing.

Progress has been made on environmental sustainability, at least in terms of minimizing greenhouse-gas emissions and reducing the local consumption of ozone-depleting substances. But few countries have established full-fledged reforestation plans.

Though many of these targets will not be met, there has been progress in:

- maternal health;
- child mortality;
- eradication of extreme poverty and hunger; and
- combating the disease burden, including HIV/AIDS and malaria.

For example, poverty in Sub-Saharan Africa—measured as subsisting on less than USD 1.25 a day—declined from 56.5 percent in 1990 to 47.5 percent in 2008, with more recent data for individual countries showing further improvement. Furthermore, HIV/AIDS is declining, especially in Southern Africa, as behaviours change and antiretroviral therapies become more available. Looking ahead, resources will be crucial to ensure further improvements and to address the post-MDG agenda. The MDG Report 2012 argues that ultimately African countries will have to transform their economies in ways that support inclusive growth, while generating enough domestic resources to reduce dependency on external financing, and the implications of its variability.

Table 1.1
Africa's Progress on MDG Goals/Targets

Goal and Target (from the Millennium Declaration)	Status	Remark
Goal 1 Eradicate extreme poverty and hunger	Off track	$1.25-a-day poverty in Africa (excluding North Africa) declined from 56.5 percent to 47.5 percent during 1990–2008
Goal 2 Achieve universal primary education	On track: net enrolment	Average enrolment exceeds 80 percent; issues of quality remain Most countries are not expected to meet the completion target
Goal 3 Promote gender equality and empower women	On track	Good progress at primary level but weak parity at secondary and tertiary levels of education. Share of women employed outside agriculture is increasing High representation in parliaments including in fragile states
Goal 4 Reduce child mortality	Off track	Declining, but slowly
Goal 5 Improve maternal health	Off track	Declining, but slowly
Goal 6 Combat HIV/AIDS, malaria and other diseases	Off track	Changes in behaviors and access to antiretroviral therapy are having a positive impact on HIV/AIDS prevalence, especially in Southern Africa. Malaria-related deaths have declined by a third since 2000, but the disease continues to be a serious scourge. The overall disease burden in Africa remains high in absolute terms and compared to other regions
Goal 7 Ensure environmental sustainability	On track: improved water supply	Few countries have reforestation plans Emissions minimal for most countries with little increase Most countries reduced consumption of ozone depleting substances by more than 50 percent

Source: Based on "Table 1 Africa's MDGs Performance at a Glance, 2012" in ***MDG Report 2012****, co-authored by African Development Bank, Economic Commission for Africa, African Union, and United Nations Development Programme.*



Chapter 2
Towards the Structural Transformation of Africa's Economies

This chapter discusses the challenges and opportunities linked to structural transformation. It points at the key drivers, underlines a number of important strategies, and argues that to succeed the process must be accompanied by visionary leadership. The "structural transformation" of Africa that we discuss in this chapter means diversifying the sources of economic growth and opportunity in a manner that promotes higher sector productivity, resulting in sustained and inclusive economic development.

2.1 Challenges and Opportunities

A major policy challenge for Africa today is how to broaden access to economic opportunities for its expanding population, including the most vulnerable groups. Africa requires structural transformation to propel it towards inclusive growth.

In Africa, unemployment and underemployment is high overall but for the youth and women they are especially acute. Although the size of the middle class on the continent has increased markedly in the past decade, generating a consumer boom and higher domestic investment, many poor people struggle to make a living in urban and rural areas, with little or no access to social services. In some countries, urban dwellers are worse off than the cousins they left in the countryside. Addressing these issues adequately will require the structural transformation of the African economies.

The global economic and trade environment, including the international political economy that determines the terms of trade for Africa, especially for agriculture, continues to impose constraints on its progress. But Africa cannot afford to remain isolated from the global economy. It will need to be strategic and agile in interpreting changes in the global rules of the game and take advantage of any emerging opportunities. Experience indicates that trade becomes a real motor for growth only when it involves goods with high domestic value added, notably manufactures. Also important, regional export and import markets are crucial for learning how to compete globally. Africa has shown that it can acquire the skills required to harness modern technologies, including ICT, to help it leapfrog to development. It must put these to use in carving out niches for itself in the global value chain.

2.2 Africa's Economic Transformation: Three Key Principles

Africa's structural transformation will be influenced by three broad factors: political leadership; the quality of growth, including inclusion of the population; and the degree of economic integration or interconnectedness—nationally, regionally and globally.

Africa's economic transformation is going to be driven by many factors not least regional political events, weather, and international price shocks. We can identify three interrelated factors or principles to which African countries should adhere as they embark on structural transformation.

Political Leadership. There is no single model for successful economic development and poverty eradication, as demonstrated by countries from Asia to Latin America. However, success comes from leadership that has vision and capacity to implement its program. It is important to underline that the quality of the political leadership required will become even more important as African countries develop not less. This is because political stability is critical for national planning, sustaining macroeconomic policies and for creating a good investment climate. Likewise, good leadership will be crucial in guiding economies to middle income status, while minimizing income inequalities and social tensions. Political leadership must be accompanied by stronger institutional capabilities, which are important for the provision of social services, maintenance of peace and security, and private sector participation in the economy.

Quality of Growth/Inclusion. For growth to be transformative, it must enhance productivity, add value, support innovation, including in the use of domestic resources, and lead to economic diversification. Africa will need to harness all available opportunities to attain a more dynamic growth process. Incorporating the population into the socio-economic mainstream has always been, at least nominally, the goal of most African governments. But it must happen in fact to make a

difference. The exclusion of women, the youth and other vulnerable groups from the mainstream development process has consequences. The Arab Spring and similar uprisings indicate that although deep economic disaffection could exist side by side with apparent affluence for a while, eventually serious social tensions break out. Socio-economic equality is therefore a public good that is crucial for the preservation of social peace and harmony—which are in turn important for growth and wealth generation. Climate change impacts will also be a key factor on the quality of growth in Africa.

Economic Integration—National, Regional and Global. Africa has opened up to the world in the past few decades as never before—with the private sector taking the lead. Africa's Diaspora sends home resources every year that exceed total Official Development Assistance (ODA) for some countries on a per capita basis. The mobile phone and associated ICT innovations have enhanced the interconnection of many individuals and businesses, and led to a new industry comprising e-services. Modern travel has also greatly expanded all over Africa. However, logistical and policy impediments to economic integration at the national and sub-regional levels, and by implication into the global economy, persist. Without addressing them, Africa will not benefit fully from its increasing global economic importance. Africa's economic infrastructure remains a key constraint to interconnectedness and hinders countries from linking and benefitting from domestic, regional and global opportunities. Railways, a common and cheap form of transportation elsewhere in the developing world, has been slow to develop in Africa. The existing railway infrastructure is old and little investment has been attempted in the last decades. The road infrastructure, though vaster, is uneven and concentrated in urban areas. Rural parts of the countries are poorly served and spatial inequalities continue to fuel disaffection and sometimes dissent in many RMCs. Infrastructure and related skills development will be important for connecting Africa within and to the rest of the world. Above all it will support the economies of agglomeration that have propelled other regions of the world to rapid development.

2.3 Key Drivers of Economic Transformation

Above we mentioned three interrelated principles around which Africa's economic transformation is revolving and will continue to do so in the decades to come. The key message is that Africa should accelerate its structural transformation by boosting the potential of its youthful population, investing in science and technology and innovation, speeding up its rate of economic integration, greening the economy and supporting private sector enterprise. To provide some granularity, we have identified 9 key drivers that will be most important in this regard (Figure 2.1).

Box 2.1
Example of Bank Support to Payment and Settlement Systems Integration

The Bank has provided financing to payment systems reforms to the Central Bank of West African States (BCEAO) and more recently to the West African Monetary Zone (WAMZ). This was in response to plans by leaders of the Economic Community of West African States (ECOWAS), which covers most of West Africa, to introduce a monetary union. In 2012, the Bank approved a similar project for the East African Community (EAC), focusing on payment and settlement systems. Even in this case the ultimate goal is the introduction of a monetary union for the EAC.

The Bank's support to payment and settlement integration projects in both East and West Africa illustrates the importance it attaches to ICT innovations for financial systems harmonization, economic integration and growth. The projects revolve around an ICT-based technological platform that provides a common foundation for the countries in the region and a basis for further enhancements and development. The projects also have a capacity development component to ensure sustainability.

Among the benefits have been the following:
- Technical upgrade to payments systems, making cross-border settlements faster and safer, and providing a basis for regional currency convertibility;
- More effective implementation of monetary policy and hence promotion of macroeconomic stability and mitigation of systemic risk;
- Increased cross-border trade;
- Better financial market regulation and greater predictability to financial transactions; and
- Policy dialogue and movement toward economic integration.

Figure 2.1
Key Drivers of Economic Transformation


Demographic Dividend
Agriculture
Climate Change
Infrastructure
Governance/ Investment Climate
Natural Resources
Private Sector
Technology and ICT Innovations
Urbanization

Box 2.2
Harnessing ICT Innovation for Economic Development

Many African governments are attracted by ICT opportunities and are moving forward with concrete plans. Kenya's state-of-the-art business and science park Konza Techno City—nicknamed Silicon Savannah—is being developed to attract technology companies and financial services firms, innovative thinkers and entrepreneurs, and multinationals looking for a low-cost, high-quality outsourcing destination. Also near Nairobi is iHub—associated with Ushahidi, the best-known African-created software platform—which is part of a much larger African movement providing space for young technology entrepreneurs to network while receiving mentorship. Kenya's iHub success in bringing together tech companies and investors has been widely copied elsewhere. There are now technology labs—focusing on young entrepreneurs, web and mobile-phone programmers, designers, and hackers—in Kampala (Hive CoLab); Dar es Salaam (Kinu); Dakar (Bantalabs); Tshwane (mLabs Southern Africa); Douala (ActiveSpaces); and coming soon in Accra and Lagos.

Governance/Investment Climate. There has been a drastic change in how investors perceive the macro-risk associated with doing business in Africa, as a result of improved governance, better macroeconomic policies—lower debt, low inflation and stable exchange rates. The growing middle class and more peaceful conditions are additional positive factors. Many African countries are taking advantage of this by issuing bonds on international markets, which has created strong momentum that is expanding and developing the continent's nascent financial markets.

ICT Innovations. Africa has shown that it can acquire the skills required to harness modern technologies, including ICT, to help it leapfrog to greater development. Investments in ICT have greatly improved public access to information, spurring a knowledge economy and innovative approaches to microfinance and the mobilization of rural producers. An example is M-PESA, Kenya's innovative mobile banking platform, which has influenced similar developments on the continent and elsewhere. Today, the mobile phone industry represents some 4 percent of Africa's GDP and employs directly or indirectly over 5 million people. Broadband penetration is projected to cover over 50 percent of the African population in the next 20 years (from 7 percent in 2010). This is bound to revolutionize commerce on the continent.

Natural Resources. It is estimated that Africa's natural resource extractive industries will contribute over USD 30 billion per annum in government revenues in the next 20 years. Governments will need to maximize value-added while limiting negative environmental and macroeconomic impacts.

Infrastructure. Africa's infrastructure financing needs—about USD 390 billion in the medium term, mostly for power and energy—are in the USD trillions in the longer term. Natural resources could finance a substantial part of Africa's infrastructure development. Many countries have already issued Eurobonds for infrastructure, on the basis of natural-resource revenues. And better infrastructure—including especially access to clean water and proper sanitation, electricity, as well as better roads to markets—can play an important role in reducing poverty.

Demographics. Young people comprise the bulk of Africa's one billion population. To convert this "youth bulge" into a "demographic dividend" will require the creation of job opportunities on a large and unprecedented scale by focusing on skills and entrepreneurship development. Parallel urbanization—and expansion of Africa's middle class—create opportunities for investment in consumer goods industries and services, as well as in modern agriculture, with potential for employment creation. To break cycles of intergenerational poverty and increase social mobility, governments will need to raise their outlays on education while protecting the rights of women, children, and other vulnerable groups.

Agriculture. Promoting agriculture—which provides direct inputs to the agro-processing value chain, supplies food to urban areas, and is a source of household savings for investment (the "agricultural surplus")—continues to be the most effective way of driving inclusive growth and poverty-reduction in Africa. The continent needs its own green revolution. Reforms to improve land use—and policies aimed at overcoming barriers to women's ownership of land—are key, as well as commercialization of agri-

Box 2.3
Transforming Agriculture in Nigeria

Though its share of GDP has been eclipsed by oil and allied services plus government since the 1960s, Nigeria's agricultural economy is still the key source of livelihood for the majority of the population, and Nigeria's government is targeting it —in an effort worth NGN3 trillion (70 percent private funding)—as an important basis for economic diversification and growth. The strategy is a government-enabled but private sector-led initiative—to which American and Chinese firms have already pledged USD billions—to:

- improve agricultural yield to engender food security while reversing food imports and boosting exports, raising rural incomes and welfare and reducing poverty;
- restore variety and depth of agricultural production while creating employment; and
- boost higher value-added manufacturing in agro-processing.

The focus is on improvements in financing (especially private lending), investment, inputs (especially fertilizer and improved seeds), and marketing. Rice, cassava, sorghum, cotton, and oil palm are especially targeted. The government has also improved extension services and provided high-yield seeds and other inputs while in some cases (cassava and oil palm) helping link local producers to foreign buyers.

culture, which will require the development of better extension services, improved technology, and irrigation systems as well as feeder roads to industrial hubs and other marketing infrastructure. The introduction in Ethiopia of a digitalized agricultural commodity exchange—offering real-time information on prices and quantities—has greatly boosted farmer confidence and productivity by reducing market risk. This technology is now being sought by many other African countries.

Climate Change. The impact of climate change on Africa's agricultural productivity, food and water security, disease control, bio-diversity, and land degradation may be devastating. Countries as well as regional economic communities must incorporate climate change as a crosscutting issue in their development strategies, focusing adequate financing on mitigation and especially adaptation, while also emphasizing technology transfer, research and dissemination of findings.

The Private Sector. As Africa's economies expand, the private sector—with currently 90 percent informal employment—will become even more important, especially in industry. There has been a fundamental shift in policies—many countries now consider private enterprise a key partner in development—but there are still obstacles, including high rates of taxation and inadequate access to financing, as well as to electric power. Governments must remove obstacles to formal firms while ameliorating conditions for informal ones. Foreign investment and associated technology transfers will continue to be important for the development of private enterprises. Some African firms are also borrowing best practices from China and other Asian countries. In the wake of the global economic recession, many regions of the world are rethinking their approach to industrial policy. This is well worth consideration in Africa too.

Urbanization. Africa's cities, with 40 percent of the population in 2010—projected to be 50 percent in a generation, and 65 percent by 2060—are increasingly the drivers of growth. The 50 largest cities (currently with 13 percent of the population and 25 percent of GDP) are expected to grow to 50 percent of the population and contribute nearly 40 percent of total GDP by 2025. Africa's roughly 150 "middleweight" cities (currently 7 percent of the population) will increase to about 20 percent in a decade, with a similarly increasing share of GDP. Urban concentrations of population allow for specialization—via industry clusters and economies of scale—enhancing productivity and export competence. Industrial clustering has been critical for Chinese manufacturing growth, and could be for Africa as well. But urban areas also provide serious challenges to government, especially in supply of housing, infrastructure, and services, including controlling pollution and crime. Strategies will be needed to ensure that benefits of urbanization are maximized while negative effects are minimized.

2.4 Strategies for Africa's Economic Transformation

Strategies for Africa's economic transformation are not beyond the reach of African governments. But they will require a conducive and peaceful environment, dedicated implementation and monitoring and evaluation.

Strategies to unlock Africa's potential—including better nutrition and improved access to basic services (including education), then matching the skills of the youthful population to dynamic, self-reinforcing, value-adding industrialization—are neither radical nor new (Box 2.4). Peace is indispensable. Africa's leaders will need to sustainably harness the continent's human and natural resources, yet strategies and policies must be crafted and driven by citizens. Policy ownership will be crucial. Africa must devote adequate financial and human resources to building capacities and mobilizing its rural and urban populations for development. Africa must remove gender barriers and allow for the full participation of its women in politics and economics, eliminating constraints to ownership of property, including land. In the next chapter, we look at examples of how the Bank is supporting Africa's structural transformation.

Box 2.4
Key Strategies for Africa's Socio-Economic Transformation

- Peace and elimination of causes of national and regional conflict;
- Visionary leadership, without which reforms and development roadmaps are likely to flounder;
- Strong and effective government institutions, while empowering women and youth;
- Human development, including education and training, science and technology, and improvements in basic services;
- Diversification, especially in agriculture and rural areas, including sustainable greening of the economy and promotion of manufacturing; and
- Trade, especially within Africa, with domestic and regional investment in infrastructure as the backbone for economic integration.



Chapter 3

The Bank's Response to the Challenges of Economic Transformation

The Bank is keenly following the progress of its regional member countries in their pursuit of structural transformation. This chapter provides examples of policy and operational measures undertaken in recent years to bolster these transformation efforts at country as well as regional levels. Of key importance is the recent adoption of a Ten-Year Strategy for the Bank's operations.

3.1 The Bank's Ten-Year Strategy

The overarching goal of the Strategy is to promote socially inclusive and environmentally sustainable economic growth.

The Bank envisions a stable, integrated, and prosperous Africa with competitive, diversified, growing economies participating fully in global trade and investment. The Bank sees Africa as the next emerging market. As Africa adjusts to the emergence of the South—especially China—and the real possibility of Africa's achieving economic transformation in a generation, the Bank's role and modalities also require adjustment. Global trade patterns as well as flows of FDI and remittances have changed. The financing of Africa's development—traditionally based on ODA—will also have to change.

The Bank has developed a strategy for supporting and promoting Africa's economic transformation during 2013-2022. It has two objectives—inclusive growth and the transition to green growth. They relate to the promotion and maximization of opportunities from economic growth through building resilience, promoting sustainable infrastructure and managing natural resources efficiently and sustainably, including enhancing agricultural productivity. The Strategy continues to focus on the Bank's core operational priorities such as infrastructure development, regional integration, private sector development, governance and accountability, and skills and technology. It underlines areas of special emphasis including fragile states, agriculture and food security, and gender.

Box 3.1
Elements of the Bank Group's Ten-Year Strategy

Goal: Improving the quality of growth—for inclusive and green development

Core operational priorities:
- Infrastructure development;
- Regional integration;
- Private sector development;
- Governance and accountability; and
- Skills and technology.

Areas of special emphasis:
- Fragile States;
- Agriculture and food security; and
- Gender.

Financing the Strategy:
- The Bank will seek new and creative ways of mobilizing resources, especially by leveraging its own resources.

The resources required to implement the Strategy will be enormous and the Bank's finances will only account for a small fraction of the requirements. The Strategy envisages creative ways of mobilizing resources for Africa's development, including the Bank's use of its own resources to leverage private sector financing for RMCs.

3.2 Specific Initiatives Targeted at Enabling Economic Transformation

Looking ahead, regional infrastructure, support to the private sector, human development and strategic partnerships will be key ingredients of the Bank's approach.

The Bank has decentralized with newly-created, dedicated service centres in Nairobi and Pretoria—which will facilitate implementation of Bank projects—and more field offices and staff, especially in fragile states. Bank initiatives and programs are contributing to Africa's economic transformation. A few current and planned initiatives are highlighted here.

At continent level, the Program for Infrastructure Development in Africa (PIDA)—conceived by the Bank, the Economic Commission for Africa (ECA), the African Union Commission (AUC), and the New Partnership for Africa's Development (NEPAD), and whose full cost by 2040 is estimated at USD 360 billion—intends to connect African roads, railways, oil and gas pipelines, power networks, and ICT. There is broad agreement that such infrastructure connecting Africa will be transformational:

- promoting regional economic integration;
- bringing about a dramatic reduction in energy costs while increasing access;
- reducing transport costs;
- enhancing water and food security; and
- boosting ICT services and connectivity.

PIDA has initiated a Priority Action Program for 2012-20 to embark on its initial phases. Inga—the 40,000 MW power plant in the Democratic Republic of Congo (DRC)—is a PIDA project.

Financing Africa's economic transformation will require innovative thinking. The Bank is planning two important initiatives:

- an infrastructure bond managed by the Bank but financed by African governments and central banks; and
- a Green Africa Fund focusing on adaptation to climate change—as opposed to mitigation—the current focus of international programs.



In 2012 the Bank launched AgVance Africa—a USD 500 million equity fund of funds for agribusiness—targeting small and medium-size enterprises (SMEs), the backbone of job creation in many African countries. It is expected to catalyse USD 7 billion in total investment. The Bank will also embark on trade-finance operations which have potential to open up markets for small-scale operators in Africa, encouraging innovation and increasing competitiveness.

Sustaining Africa's economic transformation will require a well-educated labour force. The Bank has emphasized skill enhancement at the primary and tertiary levels. The Bank's support to Africa's universities and national and regional centres of excellence, especially in science and technology, is crucial. The Bank—jointly with the AUC, the United Nations Economic Commission for Africa (UNECA), and the International Labour Organization (ILO)—also launched an Africa-wide initiative to accelerate countries' responses to youth unemployment.

3.3 The Bank as a Knowledge Broker

The Bank has the determination and the resources to become the first port of call on information and analyses on the African economies. Broad collaboration with the RMCs, other multilateral institutions and think tanks is strengthening this further.

Though it is Africa's premier development finance institution, the Bank does more than just finance, including seeking solutions to Africa's challenges and sharing its analyses broadly. The Bank has strengthened the Chief Economist Complex, enabling staff to undertake recent cutting-edge analyses on both Africa's middle class and youth unemployment. Analyses often require a wide variety of robust data, for which the Statistics Department (ESTA) has been vital. Its support to statistics offices in African countries is one of the most important capacity

enhancement efforts that the Bank has undertaken. The Bank has also become the best source for Africa's consumer price index, and it is increasingly being used as a source of statistical data and indicators for African countries (See http://www.afdb.org/en/knowledge/statistics/data-portal/). The Bank's new information disclosure policy allows full online access to its internal information.

The nature and extent of capacity building dictate how successfully best practices in operations and knowledge-generation can be replicated by others. The Bank's African Development Institute plays a critical role in capacity building both at headquarters and in the field, where its vast network of national and regional think tanks is crucial to its mission of enhancing Africa's capacity for economic development.

The Bank is collaborating with the AUC and the ECA on a framework document for Africa's economic transformation entitled "Africa in 2063"—i.e., one hundred years since formation of the Organization of African Unity—which will be presented at the 2013 African Heads of State Summit in Addis Ababa in May. The Bank's *African Development Report 2012* is focused on greening the economy. It's *African Economic Outlook 2012*—published jointly with the OECD, ECA and UNDP, and focused on youth unemployment—attracted much attention. The Bank-sponsored African Economic Conference (held in Kigali in November 2012) attracted researchers from throughout the world to discuss Africa's economic transformation. The Bank's High Level Dialogue Seminars—already held in Tunis, Lusaka, and Cairo, and planned elsewhere—have been praised for their relevance and candour.

Part II of the report, which follows, focuses on the Bank's operations and policies and its internal administration. It provides good examples of what needs to be done on the ground to transform Africa, and how the Bank is streamlining its operations to enhance its capacity to deliver.

Further reading:

MDG Report 2012. Assessing Progress in Africa toward the Millennium Development Goals. A joint publication (2012) by the Africa Union Commission, African Development Bank, United Nations Economic Commission for Africa and United Nations Development Programme.

African Economic Outlook 2013. A joint publication, with the theme "Africa's Economic Transformation" by African Development Bank, United Nations Economic Commission for Africa, Organisation for Economic Co-operation and Development and United Nations Development Programme.

The Africa Competitiveness Report 2013. A joint publication by World Economic Forum, World Bank and African Development Bank.

At the Center of Africa's Transformation. Strategy for 2013-2022. This is the new Strategy of the African Development Bank.



Part II

Bank Operations, Effectiveness and Governance



Chapter 4
Bank Group Operations

This chapter discusses Bank Group operations during 2012. It begins with a global overview and then looks specifically at Bank Group operations by window that is the ADB, ADF, and the Nigeria Trust Fund (NTF), as well as the Special Funds. The presentation then proceeds to discuss approvals by sub-region, priority areas and areas of special emphasis.

4.1 Overview of Bank Group Operations

In 2012, the volume of Bank Group operations was UA 4.25 billion compared to UA 5.72 billion in 2011. At the ADB window, some borrowers reached their prudential limits, while some ADF-only countries front-loaded resources and exhausted their allocations. Selectivity and focus continue to reflect the lending outcomes, with infrastructure leading at about 50 percent of total—but much higher if infrastructure related interventions in other sectors are included.

Overview. Total Bank Group approvals for 2012 were UA 4.25 billion, representing a significant decline from 2011, when approvals totalled UA 5.72 billion (Figure 4.1). The impact of the Arab Spring explains to a large extent both the increase seen in 2011 and the lower uptake in 2012. Countries such as Tunisia and Morocco received sizeable urgent support in 2011 to relieve pressure on their economies. This continued in 2012 for Morocco, which received UA 754 million, more than double the amount of UA 355 million approved in 2011. The amount to Tunisia declined in line with the lending limits for the country in place in 2012. Negotiations with Egypt for support have not yet been concluded. The other middle income countries (MICs) (it is mainly the ADB window's uptake that fell off in 2012) did not increase their borrowing. Improvements in their fiscal conditions as a result of the commodity boom, and therefore in no immediate need of financing, is a possible additional factor. Furthermore, the Bank Group's outlay on heavily indebted poor countries (HIPC) debt relief operations witnessed a sharp decline. Of the total approvals for 2012, UA 3.60 billion (84.7 percent) were in the form of loans and grants, compared to UA 4.13 billion (72.5 percent) in 2011. A total of UA 650.9 million (15.3 percent) went to debt relief, private sector equity participation, and special funds allocations.

During 2012, approvals at the ADB window amounted to UA 2.08 billion (48.9 percent of total approvals) a decline of about 44.0 percent compared to 2011. ADF approvals reached UA 1.89 billion (44.4 percent of total), a 3 percent increase, while those of the NTF, UA 14.1 million (0.3 percent of total), saw a 30 percent increase. Special Funds increased by 43 percent, amounting to UA 269.0 million (6.3 percent of total).

Summary of Bank Group Operations by Sector. The sector distribution of Bank Group operations during 2012, as shown in Figure 4.2 and Table 4.1, continues to adhere to selectivity and results orientation. Approvals to infrastructure were

Figure 4.1
Bank Group Total Approvals, 2008-2012 (UA million)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2008
2009
2010
2011
2012

Source: AfDB Statistics Department.

Figure 4.2
Bank Group Loan and Grant Approvals by Sector, 2012


Industry 2.7%
Water Supply and Sanitation 7.5%
Agriculture 8.6%
Energy 24.7%
Finance 11.2%
Multisector 14.0%
Transport 16.8%
Social 14.6%

Source: AfDB Statistics Department.

Table 4.1
Bank Group Approvals by Sector, 2012
(UA million)

Sector	Loans			Grants			Loans and Grants		
	Number	Amount	%	Number	Amount	%	Number	Amount	%
Agriculture and Rural Development	10	205.19	6.9	10	102.92	16.5	20	308.11	8.6
Social	6	482.45	16.2	15	42.88	6.9	21	525.33	14.6
Education	5	155.55	5.2	3	36.03	5.8	8	191.58	5.3
Health	-	-	-	6	3.66	0.6	6	3.66	0.1
Other	1	326.90	11.0	6	3.20	0.5	7	330.10	9.2
Infrastructure	29	1,458.73	49.0	17	304.77	48.9	46	1,763.50	48.9
Water Supply and Sanitation	8	245.29	8.2	5	24.39	3.9	13	269.68	7.5
Energy Supply	12	854.38	28.7	2	35.28	5.7	14	889.66	24.7
Communication	-	-	-	-	-	-	-	-	-
Transport	9	359.05	12.0	10	245.11	39.3	19	604.16	16.8
Finance	3	402.01	13.5	1	0.75	0.1	4	402.76	11.2
Multisector	6	333.65	11.2	37	171.73	27.6	43	505.38	14.0
Industry, mining and quarrying	1	97.73	3.3	-	-	-	1	97.73	2.7
Urban Development	-	-	-	-	-	-	-	-	-
Environment	-	-	-	-	-	-	-	-	-
A. Total Loans and Grants	**55**	**2,979.77**	**100.0**	**80**	**623.05**	**100.0**	**135**	**3,602.81**	**100.0**
B. Other Approvals	-	-	-	-	-	-	**64**	**650.94**	**n.a.**
HIPC Debt Relief	-	-	-	-	-	-	5	248.00	n.a.
Post-Conflict Country Facility	-	-	-	-	-	-	-	-	n.a.
Equity Participation	-	-	-	-	-	-	9	133.91	n.a.
Guarantee	-	-	-	-	-	-	-	-	n.a.
Loan Reallocation	-	-	-	-	-	-	-	-	n.a.
Special Funds	-	-	-	-	-	-	50	269.03	n.a.
Total Approvals (A + B)	**55**	**2,979.77**	**n.a.**	**80**	**623.05**	**n.a.**	**199**	**4,253.75**	**n.a.**

Source: AfDB Statistics Department.

- Magnitude zero
n.a. Not applicable

UA 1.76 billion (48.9 percent of total) for which energy was the dominant subsector followed by transport and water and sanitation; followed by the social sector, UA 525.3 million (14.6 percent); multisector, UA 505.4 million (14.0 percent); finance, UA 402.8 million (11.2 percent); agriculture and rural development, UA 308.1 million (8.6 percent); and, industry, mining and quarrying, UA 97.7 million (2.7 percent). However, many interventions in the social sector and agricultural and rural development (i.e. rural roads and irrigation) relate to infrastructure as well.

The significant increase in approvals for agriculture and rural development in 2012 (a doubling compared to 2011) attests to the Bank Group's continuing keen interest in rural development and actions to combat poverty, focusing on interventions where it enjoys comparative advantage. Approvals for multisector operations, which broadly cover public sector management and poverty reducing budget support, bear closely on the success of the Bank's other interventions, including agriculture itself, as they impact on overall economic efficiency.

Figure 4.3
Bank Group Loan and Grant Approvals* and Disbursements, 2003-2012 (UA million)


Loan and Grant Approvals
Loan and Grant Disbursements
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Source: AfDB Statistics Department.

* *Total loan and grant approvals exclude equity participations, HIPC debt relief, and Special Funds.*

Bank Group Disbursements. During 2012 the Bank Group's total disbursements for loans and grants, excluding special funds, amounted to UA 3.38 billion, an increase of 6.3 percent compared to 2011 (Figure 4.3). The total for the ADB was UA 2.21 billion (65 percent of total) and that for the ADF UA 1.17 billion

Figure 4.4
ADB Total Approvals, 2008-2012
(UA million)


5,000
4,000
3,000
2,000
1,000
0
2008
2009
2010
2011
2012

Source: AfDB Statistics Department.

Figure 4.5
ADB Loan and Grant Approvals by Sector, 2012


Agriculture 5.0%
Transport 2.8%
Energy 32.2%
Industry 5.4%
Multisector 5.7%
Water Supply and Sanitation 8.4%
Social 18.3%
Finance 22.2%

Source: AfDB Statistics Department.

Figure 4.6
ADB Loan and Grant Approvals by Country, 2012
(UA million)


Public
Private
Morocco
Tunisia
South Africa
Gabon
Multinational
Côte d'Ivoire
Ghana
Zambia
Other Countries
Madagascar
0
100
200
300
400
500
600
700
800

Source: AfDB Statistics Department.

Note: "Other countries" here benefitted from emergency relief, MIC grants and project preparation facility: Algeria, Central African Republic, Chad, Comoros, Congo, the Gambia, Mali, Mauritania, Namibia, Senegal, Sierra Leone and Swaziland.

(34.7 percent). NTF disbursements were UA 1.76 million (0.3 percent). The Bank's better streamlined business process, including reducing the time gap between loan approval and first disbursement, has been an important factor. So too is the Bank's enhanced field presence, accompanied with the delegation of authority to field staff and increasing use of country systems. In particular, project dedicated project implementation units (PIUs) have been reduced. The introduction by the Bank of fiduciary clinics for its own staff and those of its clients has also contributed positively. However, notwithstanding these improvements, the Bank is yet to meet its own ambitious target to reduce the time elapsed between loan approval and first disbursement to ten months. Further improvements in quality at entry, and strengthening country systems through policy dialogue and targeted technical assistance will be required in the years ahead.

4.2 Bank Group Operations by Window

Aside from lending to public sector projects in MIC countries, the ADB window also lends to the private sector in all RMCs, including fragile states. Also for ADF clients, lending for infrastructure is the largest component, over 50 percent.

African Development Bank. The ADB is the Bank Group's non-concessional window. It was newly replenished under the 6th General Capital Increase. It finances operations in 15 MICs and one blend country, Nigeria, which can borrow from the ADB and ADF windows. The ADB window also finances the private sector operations of the Bank Group (without government guarantee) and multinational projects.

In 2012, the ADB window had 48 operations (worth UA 2.08 billion) compared to 59 (worth UA 3.69 billion) in 2011 (Figure 4.4). The decline, as indicated earlier, was not due to low demand, rather to the reaching of sustainable lending thresholds for the year by some countries. Sectors registering decline included finance, multisector operations, and industry.

Figure 4.5 shows the distribution of the ADB's loan and grant approvals by sector during 2012 with infrastructure as the dominant sector followed by finance, social sector, multisector, industry and agriculture. Within infrastructure, energy forms the highest component, with 74.2 percent, followed by the water supply (19.4 percent) and transport (6.4 percent). Investment in water and sanitation declined in 2012 due to reaching prudential limits by some ADB countries.

Figure 4.6 shows the distribution of ADB's loan and grant approvals during 2012, by country. Morocco was by far the most active borrower on the ADB window, followed by Tunisia, which received an Economic Recovery and Inclusive Development Support Loan aimed at social rehabilitation. South Africa received public and

Figure 4.7
ADF Total Approvals, 2008-2012
(UA million)


2,500
2,000
1,500
1,000
500
0
2008
2009
2010
2011
2012

Source: AfDB Statistics Department.

Figure 4.8
ADF Loan and Grant Approvals by Sector, 2012


Water Supply and Sanitation **6.6%**
Social **10.5%**
Transport **31.2%**
Agriculture **12.3%**
Energy **16.9%**
Multisector **22.6%**

Source: AfDB Statistics Department.

Figure 4.9
ADF Loan and Grant Approvals by Country, 2012
(UA million)


Grants
Loans
Ethiopia
Tanzania
Ghana
Uganda
Nigeria
Dem. Rep. of Congo
Mozambique
Cameroon
Malawi
Central African Rep.
Niger
Zambia
Benin
Kenya
Sierra Leone
Côte d'Ivoire
Chad
Burundi
Zimbabwe
Congo
Liberia
Djibouti
Mauritania
South Sudan
Senegal
Gambia
Togo
Comoros
Sudan
Madagascar
Guinea-Bissau
São Tomé and Príncipe
0
50
100
150

Source: AfDB Statistics Department.

private support, while the remaining countries received only private sector financing from the ADB window.

African Development Fund. The ADF is the Bank Group's concessionary window. It provides financing for low-income RMCs using a Performance-Based Allocation (PBA) system to ensure efficiency and equity.

In 2012, ADF total approvals comprising loans, grants, project preparation facility resources, and HIPC debt relief operations, amounted to UA 1.89 billion, compared to UA 1.83 billion in 2011 (Figure 4.7). Grant approvals in 2012 were UA 612.6 million, compared to UA 567.4 million in the previous year. In 2012, HIPC debt relief operations financed by ADF declined by some 35 percent to UA 112.2 million, consistent with the reduction in the number of countries in the HIPC process.

Figure 4.8 shows the distribution of ADF loan and grant approvals, by sector, in 2012. The infrastructure sector recorded the highest share (54.6 percent) followed by multisector, agriculture and social at 22.6, 12.3 and 10.5 percent, respectively. Within infrastructure, transport was dominant followed by energy and the water and sanitation. The relative low share of water and sanitation was due to frontloading of ADF resources and changes in some countries' priorities.

Figure 4.9 shows the distribution of ADF loan and grant approvals during 2012 by beneficiary. However, it should be noted that a substantial amount of ADF resources was allocated to multinational projects, amounting to UA 683.1 million (UA 310.8 million in grants and UA 372.3 million in loans). Ethiopia, Tanzania, Ghana and Uganda are highest on the list. Important to note also is that a number of fragile states benefitted from grant resources. In countries as diverse as Zimbabwe and Sierra Leone, ADF grants enabled governments to embark on important projects in infrastructure rehabilitation.

The Nigeria Trust Fund. The NTF was established in 1976 by the Federal Republic of Nigeria, with an initial capital equivalent of

USD 80 million (NGN 50 million) with the aim of accelerating economic development and social progress in Africa, particularly in the low-income countries. It provides concessional resources for projects in various sectors and debt relief to eligible countries. During 2012, it provided two loans for Malawi and Zambia, both amounting to UA 12.9 million. In addition, UA 1.2 million financed HIPC debt relief for Guinea.

Given the relatively small size of the window, we look at the cumulative number of operations over the past 37 years to provide some trends. During 1976–2012 cumulative NTF loan and grant approvals totalled UA 333.2 million for 76 operations in 34 RMCs. Figure 4.10 shows that the West Africa sub-region received 37.5 percent, followed by East Africa, 26.9 percent, Southern Africa, 26.8 percent, North Africa, 3.1 percent, and Central Africa, 1.5 percent. Multiregional projects received 4.2 percent of NTF cumulative approvals.

Leveraging Resources and Partnerships. The Bank has consciously reached out to bilateral, multilateral and non-traditional partners to leverage its own resources. This takes many forms, ranging from co-financing operations to creation of trust funds for thematic initiatives. While donor countries continued to face serious economic challenges during the global crises, their commitment to the Bank remained strong. In 2012, a total of UA 99.3 million was mobilized from donors to replenish existing thematic (UA 84.6 million) and bilateral Trust Funds (UA 14.7 million, namely Korea, to the tune of UA 13.8 million and Finland for an amount of UA 0.9 million). In terms of the sector distribution of Trust Fund resources (Figure 4.11), 51.7 percent was mobilized for water, 15.8 percent for regional integration, 13.9 percent for knowledge sharing, 13.1 percent for climate change and 5.4 percent for cross-cutting issues. A matrix of trust funds resources available for commitment as of 31, December 2012 is provided in Annex IV.

In 2012, the Bank and the Government of Korea co-hosted the 4th Korea Africa Economic Technical Cooperation Fund (KOAFEC) Ministerial Conference in Seoul, Korea, whose theme was "inclusive growth." During the meetings, an amended Agreement of KOAFEC was signed between Korea and the African Development Bank, for an additional amount of USD 15 million for the 2013 and 2014 work program. In 2012, the African Development Bank opened the Bank's External Representation Office for Asia in Tokyo, Japan. This is the Bank's first representation outside Africa. The main objectives of the Office are to foster dialogue and partnerships and strengthen the Bank's advocacy role on African development issues in the Asia and Pacific region.

The Bank Group and the HIPC Process. The Bank Group is a key participant of international debt relief programs under the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative and the Multilateral Debt Relief Initiative (MDRI). The objective of these initiatives is to reduce the external debt burden of eligible countries to a sustainable level, freeing resources for development programs and poverty reduction. At the end of 2012, 29 of the 33 regional member countries potentially eligible for HIPC/MDRI debt relief assistance had reached the completion point and qualified for irrevocable HIPC debt relief and MDRI debt cancellation.

As at 31 December 2012, out of a total commitment of US 6.0 billion, the Bank Group has provided, in nominal terms, USD 3.5 billion to 30 post-decision point RMCs under the HIPC Initiative. Financing sources of the Bank Group's share of HIPC debt relief comprise: (i) USD 416.2 million from internal resources; (ii) USD 608.9 million from arrears clearance; and, (iii) USD 3.0 billion contributed by donors through the World Bank Debt Relief Trust Fund. During 2012, the Boards of Directors approved MDRI debt relief of USD 34.4 million, USD 204.5 million and USD 94.4 million for Comoros, Côte d'Ivoire and Guinea, respectively.

Figure 4.10
Cumulative NTF Approvals by Sub-region, 1976-2012


Central Africa 1.5%
North Africa 3.1%
Multiregional 4.2%
West Africa 37.5%
Southern Africa 26.8%
East Africa 26.9%

Source: AfDB Statistics Department.

Figure 4.11
Trust Funds—Distribution by Sector, 2012


Cross-cutting 5.4%
Water 51.7%
Climate Change 13.1%
Knowledge Sharing 13.9%
Regional Integration 15.8%

Source: Resource Mobilisation and Partnership Unit.

4.3 Bank Group Operations by Sub-region

Operations in North Africa and Southern Africa mainly rely on funds from the ADB window, and other regions mostly from the ADF. The private sector window of the ADB provided additional resources to all regions—but with a higher share per country going to MICs. In Southern Africa lines of credit to the banking sector played an important role.

Bank Group Loan and Grant Approvals by Sub-region. For illustrative and not strictly operational purposes, the Bank's operations in 2012 can also be split among five sub-regions: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. During 2012, Bank Group loan and grant approvals for all five sub-regions and multinational projects and programs amounted to UA 3.60 billion (Annex I). The distribution was as follows: North Africa, UA 1.12 billion (31.0 percent); Southern Africa, UA 464.0 million (12.8 percent); East Africa, UA 447.2 million (12.4 percent); West Africa, UA 441.2 million (12.2 percent); and, Central Africa, UA 323.0 million (8.8 percent). Loans and grants approvals for multinational projects and programs amounted to UA 812.0 million (22.5 percent).

North Africa. North Africa includes Algeria, Egypt, Libya, Mauritania, Morocco, and Tunisia. With the exception of Mauritania, which is an ADF-only country, the rest are "ADB countries", that is they can only borrow from the ADB window. Algeria and Libya have little tradition of borrowing from the Bank. However, Mauritania can also borrow from the ADB for enclave projects and non-sovereign entities in that country can access the private sector window. Several operations, covering all sectors, were approved for countries in the North Africa sub-region during 2012. Infrastructure (water and sanitation, energy, communication and transport) at UA 596.1 million (53.4 percent) had the largest share of the resources, social, UA 326.9 million (29.3 percent), multisector, UA 103.1 million (9.2 percent), agriculture UA 88.7 million (7.9 percent), and finance, UA 0.7 million (0.1 percent).

West Africa. West Africa comprises Benin, Burkina Faso, Cape Verde, Côte d'Ivoire, the Gambia, Ghana, Guinea, Guinea Bissau, Liberia, Mali, Niger, Nigeria, Senegal, Sierra Leone, and Togo. With the exception of Cape Verde and Nigeria, all the countries in the sub-region are ADF-eligible only, and only borrow from the ADB window to finance private sector and enclave projects. As a category "C" country, that is one that has graduated from the ADF, Cape Verde can only access resources from the ADB window while Nigeria, as a blend country, can access resources from both the ADF and ADB windows. Bank Group total loan and grant approvals for West Africa were UA 441.2 million in 2012 a decline of 57 percent relative to 2011. The difference in performance can be explained by a line of credit of UA 432 million guaranteed by the government to Nigerian Banks in 2011. This was not repeated in 2012. Besides a number of other countries in the region Burkina Faso, Cape Verde and Guinea did not borrow in 2011 for various budgetary reasons. With respect to sector distribution, infrastructure (transport, water and sanitation and energy) received the largest share, UA 209.2 million (47.4 percent), multisector, UA 83.3 million (18.9 percent), agriculture and rural development, UA 76.5 million (17.3 percent), and social, UA 71.2 million (16.4 percent).

East Africa. East Africa comprises Burundi, Comoros, Djibouti, Eritrea, Ethiopia, Kenya, Rwanda, Seychelles, Somalia, South Sudan, Sudan, Tanzania, and Uganda. Seychelles is the only ADB country in the sub-region, the rest are ADF only, except, as already indicated for other sub-regions, for private sector and enclave projects, which can be financed from ADB resources. As in other regions, resources were mainly channelled to infrastructure (water and sanitation, irrigation schemes and roads) (UA 157.5 million), which accounted for 35.2 percent of the approvals; multi-sector (adjustment policies and public finance management related operations) amounting to UA 194.0 million (43.4 percent), while social received UA 95.6 million (21.4 percent). In addition, there was a multinational road project involving Rwanda and Burundi and an emergency assistance operation for flood victims.

Southern Africa. Southern Africa comprises Angola, Botswana, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, South Africa, Swaziland, Zambia, and Zimbabwe. Of these, Botswana, Mauritius, Namibia, South Africa, and Swaziland are category "C" countries that is only eligible for ADB resources. The other seven countries (Angola, Lesotho, Madagascar, Malawi, Mozambique, Zambia and Zimbabwe) are only eligible for ADF resources, except in the cases already mentioned for other regions. In contrast with other regions, "finance" received the largest allocation here, UA 273.1 million (58.9 percent), essentially lines of credit extended to banks for on-lending to public and private sector activities. Infrastructure (energy and transport) was allocated UA 100.4 million (21.6 percent); multi-sector, UA 42.6 million (9.2 percent); social, UA 28.3 million (6.1 percent); and agriculture, UA 19.6 million (4.2 percent).

Central Africa. The Central Africa sub-region has Cameroon, Central Africa Republic, Chad, Congo Republic, Democratic Republic of Congo (DRC), Equatorial Guinea, Gabon and São Tomé and Príncipe. Moreover, the region has a high concentration of fragile states. Two countries, Gabon and Equatorial Guinea are category "C" countries, i.e. only eligible to borrow from the ADB window. The rest can only borrow from ADF resources or from the ADB for non-sovereign operations and enclave projects. Even here, infrastructure (transport, energy, water and sanitation) is the leading sector in terms of resource allocation UA 191.8 million (59.4 percent of the total); followed

Map 4.1
Approvals in Energy (Public Sector) (UA 891.9 million), 2012


MOROCCO
Solar power plant Ouarzazate (phase 1), UA 207.8 million
• Solar power capacity increase from 125 to 160 MW.
• 240,000 tonnes CO_2 emissions avoided each year.
Integrated wind/hydro and rural electrification programme, UA 377.7 million
• Additional 550 MW of wind and 520 MW of hydro capacity,
• 3 million tonnes CO_2 emissions avoided each year,
• 86,000 new households connected in rural areas.
CAR-DRC
Interconnection of the power grids from the Boali hydro-power system, UA 35 million
• Additional 38 MW Hydro capacity,
• 3,000 new households connected in CAR,
• 2,000 new households connected in DRC.
ETHIOPIA-KENYA
Electricity highway project, UA 225 million
• 1,000 Km of transmission line with a capacity of 2,000 MW to evacuate hydropower from Ethiopia to Kenya,
• 7 million tonnes CO_2 emissions avoided each year,
• 1.4 million households in Kenya will benefit from affordable electricity by 2022.
CONGO
Rural electrification project, UA 10 million
• 5,100 households, 17 health centers, 40 schools, 24 water wells, 1 water treatment plant and 38 administrative centers connected,
• Rural electrification rate: from 16% in 2011 to 50% in 2016.
ZAMBIA
Itezhi-Tezhi Hydro power plant and transmission line project, UA 36.4 million
• Hydro capacity increase by 120 MW,
• 360,000 tones CO_2 emissions avoided each year,
• 60,000 new households connected.

by industry, UA 97.7 million (30.3 percent), reflecting strong private sector involvement; multisector, UA 30.7 million (9.5 percent); and the balance of UA 2.7 million to social and agriculture. Furthermore, UA 50.5 million was allocated to regional power supply, environmental protection and capacity building.

4.4 Bank Group Operations by Priority and Areas of Special Emphasis

The promotion of infrastructure development runs through the bulk of Bank Group operations, addressing energy provision, income generation—notably in agriculture, trade and economic integration, and climate change. But private sector operations have expanded rapidly in recent years (over 20 percent of total for 2012). Joint financing of operations and use of dedicated trust fund resources (as in water and sanitation), are important features. Policy dialogue—including on human development—continues to be a crucial focus. The Bank's work in fragile states and its support of RMCs through the African Legal Support Facility were important and interconnected parts of its operations.

Energy, Environment and Climate Change. The Energy, Environment and Climate Change Department has 61 projects in its portfolio, totalling UA 5.2 billion. In 2012, the Bank approved UA 891.9 million for 6 operations in the energy sector through the public sector window with the objective to provide access to modern power for at least 1.2 million households across seven countries (see Map 4.1 for details). Five energy projects were completed in the public sector 2012 totaling UA 262.6 million. The rural electrification project in Benin has helped to extend the grid with 972 km of transmission lines. It connected an additional 16,000 households and increased the rural electrification rate from 20 to 28 percent. The Ethiopian-Djibouti power interconnection project has increased the household connection rate in Djibouti from 50 percent to 60 percent, while reducing tariffs by more than 60 percent. It now connects 4 towns and 8,500 households on the Ethiopian side of the border.

The Bank is an implementing agency of the Climate Investment Fund (CIF) a global facility worth USD 7.6 billion which is expected to channel some USD 1 billion – more than a third of the CIF's projected investments in Africa – to 17 countries. Projects underway in 2012 included Kenya, Morocco, Mozambique, Niger and South Africa backed by USD 420 million from the CIF and USD 1.1 billion of the Bank's own funding. Through the eight projects now under implementation, it is expected that 6.9 million tonnes of CO_2 emissions will be avoided every year, 1.3 million households and businesses will get new access to power, nearly 42,000 hectares of land will be dedicated to climate-resilient activities, and 150,000 farmers will gain access to climate information, including 50,000 women farmers and 3,000 villages.

Box 4.1 portrays the Ethiopia-Kenya Power Interconnection Project.

Box 4.1
Regional Infrastructure and Green Growth in Eastern Africa: Example of Ethiopia-Kenya Power Interconnection

The financing of the Ethiopia-Kenya Power Interconnection contributes to Green Growth in Eastern Africa, in allowing the provision of substantial Hydropower generated in Ethiopia to neighbouring countries, through regional energy trade of an estimated 12,000 GWh by 2025. The project involves the construction of an electricity highway between Ethiopia and Kenya, consisting of about 1,068 km of High Voltage Direct Current at 500 kV, with power transfer capacity of up to 2,000 MW. The integration of the power systems of Ethiopia and Kenya will enable in the mid-term export of the large hydropower production in Ethiopia throughout the region and link the power grid in the East to that of Central Africa. The improvement of the energy mix in Kenya is expected to avoid close to 5 million tonnes of CO_2 emission.

The project is one of the 11 infrastructure projects selected by the G20 as exemplary regional projects. It is also included in the Priority Action Plan in energy of the PIDA, endorsed by Heads of States and Government of the Africa Union in January 2012.

The project is expected to achieve significant development impacts: in Ethiopia it will contribute the implementation of the country's Growth and Transformation Plan, whereby Ethiopia will tap in its vast renewable energy potential for domestic consumption and to generate revenues in export of surplus clean energy. In Kenya alone, the additional power injected into the national grid will enable the supply of electricity to an additional 870,000 households by 2018, and a cumulative total of 1,400,000 additional households by 2022 (of which 18 percent will be located in rural areas). Businesses and industries in Kenya will also benefit, with around 3,100 GWh of additional energy by 2018, increasing to around 5,100 GWh by 2022.

Box 4.2

Spatial Development Initiative Southern Africa: The Nacala Road Corridor

The Bank approved in December 2012 the Nacala Road Corridor Phase III in Mozambique. The project will help Mozambique reduce its infrastructure gap by improving national and regional connectivity, within the country's efforts to reduce poverty and accelerate economic growth. The Nacala Road Corridor is one of the strategic regional corridors in the Southern Africa region. It will provide the key regional link between the Nacala Seaport in Mozambique and Lusaka, Zambia, through Malawi. The project will be co-financed by the ADF (UA 38.83 million), the Japan International Cooperation Agency (UA 49.34 million), and the Government of Mozambique (UA 11.49 million).

Transport, ICT and related infrastructure. Transport, ICT and related infrastructure made a substantial call on Bank resources in 2012, some 16.8 percent of total, amounting to UA 604.2 million (including UA 50.2 million channelled through the private sector window). Half of the projects approved in the transport sector were for regional infrastructure. During the year, the Bank approved the Lomé-Cinkansé-Ouagadougou CU9 Corridor, a major transport link forming part of the priority highways of the West African Economic and Monetary Union (WAEMU).

Water and Sanitation. Water and sanitation were key investment areas for the Bank Group in 2012, amounting to UA 294 million, including UA 269.7 million in the form of loans and grants and operations of the three complementary initiatives, namely the Rural Water Supply and Sanitation Initiative (RWSSI), the African Water Facility (AWF) and the Multi-donor Water Partnership Programme (MDWPP). The latter three have provided vital resources for scaling up access to safe water and sanitation, promoting innovative technologies, and supporting knowledge management activities in RMCs (Box 4.3).



Box 4.3
The Three Water Initiatives

The Rural Water Supply and Sanitation Initiative

RWSSI aims to accelerate access to drinking water and sanitation in rural Africa to attain the African Water Vision of 2025 and the MDG targets for 2015. Since its launch in 2003, the Bank has invested UA 0.8 billion in financing 37 programmes in 26 countries. The Initiative has leveraged over UA 2.7 billion from other donors, governments and communities while the RWSSI Trust Fund (TF) has contributed UA 97 million. This funding has so far provided water supply and sanitation access to 54 million and 31 million people, respectively. In 2012, six new RWSSI projects (worth about UA 50 million of which UA 16 million was from the TF) were approved by the Bank for the Gambia, Chad, Liberia, Central African Republic, Djibouti and Mauritania

The African Water Facility

The AWF, an initiative of the African Ministers' Council on Water (AMCOW), administered by the Bank, was established in 2004 as a Special Water Fund to help African countries achieve the objectives of the Africa Water Vision 2025. A total of 74 projects have now been approved since inception of operations in 2006, amounting to UA 77 million (€90.5 million). By the end of 2012, the AWF's active portfolio comprised 48 on-going operations worth around UA 60 million (€70.5 million). The new Strategic Plan has sharpened the AWF's focus on the preparation of bankable projects, with significant impact on leveraging investment. On average, each euro contributed by the AWF now attracts 20 more euros in additional investment. In 2012 the Canadian International Development Agency (CIDA) and the Australian Government Overseas Aid Program (AusAID) gave a further UA 12.5 million (CAN$ 19 million) and UA 2.3 million (AUS$ 3.4 million), respectively, triggered by the adoption of the Facility's Strategic Plan 2012-2016. Six African countries, namely Burkina Faso, Côte d'Ivoire, Republic of Congo, Chad, Niger and Nigeria, pledged new contributions totalling UA 13 million (€15 million). Six projects were approved in 2012 amounting to UA 8.0 million (€9.4 million) in AWF grants.

The Multi-Donor Water Partnership Programme

The MDWPP is the core facility for developing Bank and RMC capacity in Integrated Water Resources Management (IWRM) as well as promoting learning and innovation in a range of water sector issues. In 2012, the following activities were completed: (i) dissemination of the outputs of the study on Development Aid and Access to Water and Sanitation in Sub-Saharan; (ii) a study that will lead to the development of the Bank's operational framework for Urban Water Supply and Sanitation interventions; (iii) support to the RWSSI donor conference held in Marseille which culminated in pledges of over USD 115 million; and (iv) the independent evaluation of MDWPP which highlighted its relevance and advocated for continued support. The Bank started developing a new strategy to guide the implementation of the next phase of the programme.

Figure 4.12
Multinational Approvals by Sector, 2012


Environment 0.9%
Industry 0.1%
Multisector 7.1%
Energy 27.2%
Agriculture 12.9%
Finance 25.7%
Transport 26.0%

Source: AfDB Regional Integration Department.

Figure 4.13
Multinational Allocations by Sector, 2012


Multisector 5%
Finance 2%
Education 5%
Transport 54%
Agriculture 11%
Energy 23%

Source: AfDB Regional Integration Department.

Figure 4.14
Multinational Allocations by Sub-region, 2012


Southern Africa 3%
Central Africa 5%
East Africa 47%
Multiregional 16%
West Africa 29%

Source: AfDB Regional Integration Department.

Regional Economic Integration. In 2012 total approvals for multinational operations amounted to UA 956.2 million (including UA 812.0 million for loans and grants, UA 133.6 million for private equity and UA 10.6 million for special funds). The loan and grant component saw a 10.4 percent increase between 2011 and 2012. The largest share of multinational approvals went to energy (27.2 percent), followed by transport (26.0 percent), finance (25.7 percent), agriculture (12.9 percent), multi-sector, industries, environment and water (8.3 percent) (Figure 4.12). Included in the multinationals are 7 private equity investments undertaken by the Bank's private sector, to finance projects in low-income countries.

The demand for multinational projects continues to grow and now clearly exceeds available resources under the ADF-12. A total of UA 993 million or 85 percent of the resources was allocated to priority projects in the ADF-12 pipeline. The distribution per sector and sub-region is shown in Figures 4.13 and 4.14.

Private Sector Operations. In 2012, total approvals for private sector operations amounted to UA 753 million (excludes UA 77.6 million public line of credit extended to Land and Agricultural Development Bank of South Africa) for 21 new projects and additional financing for two existing operations. Middle Income Countries (MICs i.e. those only eligible for ADB resources) received the highest share, 45.3 percent, of the private sector resources, followed by regional and multinational projects, 35.0 percent, and low-income (ADF-only eligible) countries, 19.8 percent (Figure 4.15). The share for low income countries (LICs) in 2012 demonstrates success in the Bank's private sector operations' efforts to reach out to more low-income, and post-conflict and fragile countries. In Côte d'Ivoire, for example, the Henri Konan Bédié Toll Bridge Project and standby facility will greatly improve the regional integration and economic reconstruction of the country. Finance, mainly in the form of lines of credit (LOCs) and equity participation attracted the largest share of approvals, 60.9 percent of total; followed by infrastructure (comprising transportation and energy), 25.9 percent—in the energy sector in particular, the Bank approved 4 projects amount to UA 145 million; and, industry, agriculture and rural development, and housing, 13.1 percent (Figure 4.16). The Bank's investments in industry and agriculture generally target the development of housing and agribusiness. This often requires the creation of strong links to local SMEs and promotes their growth and expansion.

Figure 4.15
Private Sector Operations by Country Classification, 2012


Middle Income Countries 45.3%
Low Income Countries 19.8%
Regional 35.0%

Source: AfDB Statistics Department.

Figure 4.16
Private Sector Operations by Sector, 2012


Social Services 0.2%
Industry 13.1%
Finance 60.9%
Infrastructure 25.9%

Source: AfDB Statistics Department.

Supporting Economic and Governance Reforms. In 2012, the Bank continued to support economic policy and governance reforms through Policy Based lending operations (PBOs), Institutional Support Programs (ISPs), and non-lending activities, including analytical and advisory services. In 2012 the Bank Group approved a total of 42 programs and projects in support of good governance across 22 RMCs, worth UA 488.2 million. Support was given to Benin and the Democratic Republic of the Congo to improve financial management and related legislation. In Comoros, Ghana, and Senegal, Bank interventions sought to improve the business environment by enhancing institutional capacities for service provision. Another example is the Bank's rapid response to Malawi's request for budget support to alleviate foreign exchange shortages, and allow for fiscal and macroeconomic reform while protecting critical social spending.

To help RMCs improve the governance of natural resources and to ensure greater accountability and transparency over revenue flows, the Bank provided financing for better regulatory frameworks. During 2012, the Bank supported the Extractive Industries Transparency Initiative (EITI) implementation across ten RMCs, including Mozambique and Zambia.

The Bank also hosts the Making Finance Work for Africa (MFW4A) initiative, which expanded its outreach to RMCs in a bid to strengthen partnerships for financial sector development and share knowledge and information. The Bank is also a strategic partner of the African Peer Review Mechanism (APRM), and provided technical support to Tanzania's review.

Promoting Social and Human Development. In 2012, the Bank had an active portfolio of 69 projects totalling UA 1.4 billion, with newly approved projects totalling UA 525 million. The bulk of the approvals in 2012 went to North Africa (62 percent) owing to a large budget support operation for Tunisia. The Human Capital Development Strategy (2013-2017) was completed, focusing on job-creating growth, skills development, giving voice to all citizens for improved quality of public services and efficiency of public spending. It also supports in particular, the development of safety nets to protect against economic and social shocks.

Skills development and science and technology for job creation are key areas of focus and the projects approved in 2012 in Ghana, Malawi, Kenya, Tunisia and Uganda focused on them. The Bank also organized in partnership with the African Union Commission, United Nations Economic Commission for Africa, the United Nations Educational, Scientific and Cultural Organization (UNESCO) and the Association for the Development of Education in Africa (ADEA) a high level conference on science, technology and innovation (STI) in Kenya in April 2012. (See http://www.adeanet.org/STIforum/en/content/about-1st-africa-sti-forum). In July 2012, the Bank organized an innovative conference of Ministers of Finance and Health in Tunis to discuss value for money, sustainability and accountability in the health sector.

Agriculture and Food Security. During 2012, the Bank Group approved 18 operations covering 16 countries and amounting to UA 381.7 million including loans and grants and special funds. The projects included the rehabilitation of agricultural infrastructure, construction of access and feeder roads, market infrastructure and storage facilities, strengthening capacity for the delivery of agricultural services, and support to climate change adaptation measures. The operations included two multinational programmes: one supporting agricultural research institutions and the other focused on building drought resilience in the Horn of Africa. The approvals also included two emergency relief operations in Mauritania, the Gambia and Senegal for approximately UA 1.8 million.



© Felicity Thompson

The Bank has been successful in soliciting and leveraging funds from the Global Agriculture and Food Security Program (GAFSP) for RMCs. The Gambia, Malawi and Senegal, the three countries that chose the Bank as supervisor, obtained grants amounting to a total of USD 107.6 million. The portfolio of Bank projects co-financed with the Global Environment Facility (GEF) increased in 2012 and now covers 13 countries with total resources of USD 39 million, targeted at land degradation, climate change adaptation, international waters and biodiversity. The Mano River Union Forest Ecosystem Conservation project for USD 6.2 million was approved.

Gender. In 2012, the Bank continued to pursue a number of initiatives in RMCs and at Headquarters, often in collaboration with other agencies, with the aim of enhancing the gender focus of its operations as well as that of its own institutional culture. In the field, the Bank has continued to undertake "country gender profiles," most recently for Burundi, Gambia, Mali, Central African Republic and Sierra-Leone. The profiles have helped countries to focus better on areas where gender benefits can be achieved quickly and at relatively low cost, such as rural-based antenatal and maternal care. In a number of Bank-supported projects, notably support to maternal health in Uganda, the

Box 4.4

African Legal Support Facility

The African Legal Support Facility (ALSF), hosted by the African Development Bank, is an international organization dedicated since 2010 to providing legal advice and technical assistance to RMCs. It was established at the request of Africa's Ministers of Finance for assistance in three key areas: (i) combating the nefarious impact of vulture fund litigation on debt sustainability; (ii) assisting regional member countries in negotiating complex commercial transactions; and (iii) building the capacity of regional member countries in these and related activities. In 2012, the ALSF Management Board approved 11 projects in 9 countries (and one pan-African project) with commitments of USD 5.23 million. Among notable projects, is the support provided to the DRC in defending itself against vulture fund litigation. Requests for assistance in negotiating gas production sharing agreements have been received from a number of countries.

use of mobile phones by health extension workers to monitor pregnant women, even in remote parts of countries has proven that simple innovations can generate important results. In Ghana, the Bank's support to technical and entrepreneurial training for young women from poor families has boosted their chances for employment and steady income generation. Earlier in 2012, the Bank jointly organized the Second African Women Economic Summit, held in Nigeria, which was attended by many of Africa's women leaders in government and the corporate world. At Headquarters, the Bank embarked on a Gender Strategy to be completed in 2013. Its strategic areas include: (i) women's legal status and property rights; (ii) women's economic opportunities; and (iii) knowledge management and capacity building for gender equality. Internally, the Bank also broadened its capacity building activities in the area of gender mainstreaming, especially targeted at task managers in field offices and headquarters. In addition, economic sector work is being done on gender-responsive budgeting in the African context, with implications for future policy dialogue with client countries.

Bank's Work in Fragile States. Africa's fragile states are making steady and visible progress, with the Bank providing support across a range of areas. In 2012, UA 117.1 million was approved for projects in these countries in the form of budget support, economic governance reform and infrastructure rehabilitation. Two examples of the Bank's work on fragile states include Liberia (see testimonial by country's President—Box 4.5) and South Sudan. In South Sudan the Bank has helped the country to develop an infrastructure action plan, which explores appropriate and pragmatic structural and sustainable responses and provides a valuable game plan for the development of infrastructure in the country. In 2012, the Bank reviewed the effectiveness of its overall strategy in supporting fragile states and set up a high-level panel to guide the drafting of a revised Bank strategy.

Box 4.5
Bank's Engagement in Liberia

After decades of neglect, the state of Liberian roads has left many communities and regions of the country isolated from the capital, from markets and Government services. Our south-eastern region has been particularly isolated due to its distance from Monrovia, and has faced extra challenges with thousands of refugees and ex-combatants in the area. While other partners hesitated to work on major infrastructure in the region, the African Development Bank took the risk of rehabilitating the 130-kilometer Harper to Fish Town road. The rehabilitated road has improved the quality of life for people in the area by reducing the travel time from several days to just a couple of hours. This allows farmers to sell their produce at markets, parents to take their children to clinics, and students to attend schools that were previously unreachable. With an unusually prolonged and heavy rainy season, a laterite road will only last a few years. Recognizing this, the African Development Bank has further committed USD 50 million under ADF-12 to help upgrade the road to an all-weather paved road. The paved road will ensure that the improvements already seen are sustained.

Additionally, the African Development Bank was one of the first partners to provide much needed budget support to Liberia after the end of the conflict. This helped us deal with the food, fuel and financial crisis of 2006-2008. The Bank´s second budget support program, the Economic Governance and Competitiveness Support Program, has helped our Government improve the use of scarce resources through public financial management reforms. In particular, it has supported the extension of the automated system for customs data (ASYCUDA). ASYCUDA has been extended from the Freeport of Monrovia—which accounts for 85 percent of all imports—to all 4 ports in urban Monrovia, our international airport, and one rural port as well as the head office of the Ministry of Finance. It has helped reduce the time to clear goods at the port from 60 days previously to less than 10 days. The relatively short turnaround time for clearance of goods at the port reduces a bottleneck to our country´s development. ASYCUDA has also helped increase our revenue collection at 3 ports, from about USD 4 million monthly before its installation to USD 10-12 million every month. This gives our Government additional scarce revenues to invest in the projects to improve the livelihoods of our population.



Ellen Johnson Sirleaf


ADB

Chapter 5
Institutional Reforms and Corporate Management

This chapter provides an overview of the policies and strategies introduced by the Bank in the recent past to spur institutional efficiency and coherence. It then looks at Development Effectiveness and Quality Assurance, the results of the ADF-12 Mid-term review, and recent activities in the Bank's evaluation function. Crucial institutional reforms during 2012, including those involving human resources and decentralization, are outlined as well as a brief overview of agencies for internal control and risk mitigation.

5.1 Policies and Strategies

The Bank completed a number of policies and strategies during 2012 as part of its commitments to its shareholders and to enhance its operational effectiveness.

During the process leading up to GCI-IV and the Replenishment of ADF-12, the Bank Group committed to undertake a number of institutional reforms and to introduce new policies and strategies. The latter have since been formulated following broad stakeholder consultations throughout the continent. A major challenge arising from the consultations was the extent to which the Bank was willing to expend human and financial resources to ensure that its good policies and strategies would be implemented. Stakeholders also pointed out that the Bank's outreach effort should become a permanent feature of its operations and that it should continue to play critical advisory and advocacy roles for RMCs, especially in the increasingly complex policy environment that they are witnessing. Looking forward, the Bank is designing approaches for risk management and its engagement with civil society.

Energy Sector Policy. The new Energy Sector Policy aims to support Africa's efforts to improve access to modern, affordable and reliable energy services. The Bank will help RMCs develop their energy sectors in a socially, economically and environmentally sustainable manner. The Policy's key guiding principles include: (i) ensuring energy security and increasing access for all; (ii) moving responsibly towards a cleaner energy path in response to the exigencies of climate change; (iii) enhancing governance at the national level; (iv) promoting innovations that increase financial flows to and within the energy sector; (v) results focus; (vi) fostering knowledge transfer; and (vii) mainstreaming gender in all Bank Group energy operations. To ensure effective implementation of the Policy, the Bank is articulating medium-term energy sector strategies. It will also propose operational action plans and a program of activities for investments and support. (See http://www.afdb.org/Policy-Documents/Energy Sector Policy)

Policy on Program-Based Operations (PBO). The Bank's PBOs policy now provides a single comprehensive framework for formulating reforms in a dynamic policy environment, ranging from traditional budget/import support to responding to the special needs of fragile states and those of countries affected by financial crises. The guiding principles include: (i) the cardinality of country ownership, especially of the policies and measures to be implemented; (ii) results focus: consistent with the Bank Group's results measurement framework, PBOs have explicit outputs and outcomes indicators; (iii) alignment and predictability: the Bank will engage in multi-year programming to enhance the predictability of resources and to ensure effective, credible and reliable budget planning; (iv) use of country systems; (v) mutual accountability, which entails Bank and recipient commitment to reinforcing participatory approaches by involving other development partners and civil society; and (vi) flexibility: to ensure that PBOs respond sufficiently to changing country circumstances, government priorities and crises. (See http://www.afdb.org/Policy-Documents/Bank Group Policy PBO)

Policy on Disclosure and Access to Information. The launch of the new Policy on Disclosure and Access to Information fulfils a key commitment to shareholders made during negotiations for the 6th General Capital Increase (GCI) of the African Development Bank and Twelfth Replenishment of the African Development Bank (ADF-12). It reaffirms the centrality to the Bank of good governance, with emphasis on transparency, accountability and information sharing. The key objectives of the policy are sevenfold: (i) maximize disclosure of information within the Bank Group's possession and limit the list of exceptions; (ii) facilitate access to and share information on the Bank Group's operations with a broad range of stakeholders; (iii) promote good governance, transparency, and accountability to provide leadership in these areas to RMCs; (iv) improve on implementation effectiveness and better co-ordinate the information disclosure processes; (v) accord visibility to the Bank Group's mission, strategies and its overall activities; (vi) support the consultative process; and (vii) strengthen harmo-

nization with other Development Finance Institutions (DFIs) on information disclosure. As of 3rd February 2013, the Policy became fully effective. (See http://www.afdb.org/en/disclosure-and-access-to-information)

Action Plan for ICT. The scope of the 2008 Bank Group's ICT Operations Strategy has been reviewed and expanded. This has led to the development of an ICT Operations Action Plan for the medium term (2012-2014). The Plan has three pillars, namely: (i) Regional/National ICT infrastructure aimed at improving connectivity; (ii) policy and regulatory frameworks for an enabling environment to leverage private investment and forging public private partnerships (PPPs) for improved connectivity and affordable access to broadband services; and (iii) ICT applications for integration of ICT in the delivery of services in government, key economic sectors and regional integration. The Bank will pay special attention to the ICT needs of low income and post conflict/fragile states.

Climate Change Action Plan. It articulates the Bank's climate change objectives, principles, areas of focus, major activities, and investment plan—i.e. its climate smart development approach over the period 2011-2015. This action plan rests on three pillars: low-carbon development, climate change adaptation and establishment of a climate change funding platform to be implemented through a mix of several financing options. In implementing this Action Plan, the Bank group intends to invest about UA 4.15 billion over a 5-year period. The Energy, Environment and Climate Change Department of the Bank is advancing priority projects already identified by African countries themselves that will support "climate compatible" development in Africa.

In addition the Board is yet to approve the Private Sector Development Policy and the related Strategy:

Private Sector Development Policy. The Bank has prepared a Private Sector Development Policy, also part of its GCI-6 commitments, aimed at rationalizing and strengthening the Bank Group's support to private sector development in Africa. It encompasses the Bank Group's sovereign operations in support of policy reforms and institutional development, and infrastructure and other sector investments, as well as the Bank's private sector and other non-sovereign operations. The Policy has three overarching objectives: (i) improvement of the investment and business climate in African countries; (ii) access to quality economic and social infrastructure; and (iii) enterprise development, with special attention to value chain development, African local entrepreneurs, micro, small and medium scale enterprises, and social business. Crosscutting issues to be addressed include gender and youth, climate change, and regional integration.

Private Sector Development Strategy. Several factors will distinguish the new Private Sector Development Strategy being finalized (to accompany the new Private Sector Policy) from those which have come before it. It promises significant support to small businesses – key elements of any economy – while not forgetting larger ones. It is aligned with the Bank's overarching vision, by putting two objectives at its core: the quest for inclusiveness and gradual transition to green growth. The three priority areas are (i) building regional as well as national economies – especially through infrastructure projects, and developing the systems that facilitate trade and investment between countries; (ii) supporting fragile states as much as robust, resilient states – with a commitment to take risks for them where necessary, being both flexible and versatile in order to achieve quick and tangible results; and (iii) empowering women, as half of the workforce, to achieve their full economic potential.

5.2 Development Effectiveness and Quality Assurance

In 2012, the Bank made further progress in enhancing the quality of its operations, mainstreaming gender, ensuring social and environmental safeguards, and strengthening its ability to measure and manage for development results.

The Bank's Annual Development Effectiveness Review (ADER) notes that the quality at entry of public sector operations continued to improve in 2012, from 4.4 in 2011 to 4.7 (scale of 1-6). The rating of Country Strategy Papers (CSPs) improved from 4.2 in 2011 to 4.7 in 2012 on a similar scale. Significant efforts were undertaken in 2012 to train staff on the quality assurance tools, among others the Results-based Logical Framework (RLF) and the new evidence-based and results focused Implementation Progress and Results Report (IPR). A gender dimension of quality-at-entry is planned to be adopted in February 2013 as a supplementary document to be included in the Readiness Review of the Bank's public projects and programs.

The new Results Reporting System developed in 2012 supports new reports and automates results data. It will be rolled out for all operations in 2013. The combination of stronger data, enhanced reporting and interactive results mapping that has been made possible by geocoding all active projects, will allow the Bank to be much more transparent and accountable with respect to results it is achieving on the ground. To bring about a results culture in Africa and enhance regional integration, the Bank is providing support to mainstreaming managing for development results across countries and Regional economic communities (RECs).

The Bank has built consensus, awareness and successful partnership with RMCs and major stakeholders to support green and inclusive growth through the development of the Integrated Safeguards System that is being finalized and carried out associated supporting studies on country systems, indigenous

peoples and resettlement. All Bank projects were categorized and complied with safeguards quality at entry requirements. The Bank's Framework for Enhanced Engagement with Civil Society Organizations was approved by the Board in 2012. A draft Gender Strategy 2013-2017 was developed and the proposed three strategic areas in the areas of legal rights, economic empowerment and knowledge management and capacity building for gender equality were endorsed by participants of two regional consultation meeting in Kigali and Tunis in October and November 2012.

Tables 5.1 uses traffic lights to guide the reader through the Summary Performance Scorecard 2012, which scores the progress made at four levels: for Level 1, Africa's relative performance is measured by comparing its progress with progress in Africa's peer group (low and middle income countries across the world); for Level 2 the Bank's performance is measured by comparing expected and actual achievements for all operations that have been completed; for Level 3 and 4 the Bank's progress is measured against its progress in achieving its 2012 targets set out in the Bank's Results Measurement Framework. Level 2 scores indicate that in most areas of its responsibility, the Bank is doing well in its contribution to Africa's development. A more detailed account is provided in Table 5.2 which presents the contribution the Bank is making to development through its operations in Africa. The Bank's performance is measured by comparing expected and actual achievements for all operations that have been completed.

Table 5.1
Summary Performance Scorecard 2012

Level 1: Development in Africa	Level 2: AfDB's contribution to development in Africa
Economic growth and poverty reduction	Microfinance and social sector
Private sector development and investment climate	Private sector and trade
Regional integration and trade	Regional integration
Infrastructure	Transport
Agriculture and food security	Agriculture and food security
Gender and human development	Energy
Governance and transparency	Water and sanitation
Fragile and conflict-affected countries	Education
Environment and clean energy	Health
Level 4: How efficient AfDB is as an organisation	**Level 3: How well AfDB Manages its operations**
Human resources	Portfolio performance
Business processes and practices	Quality-at-Entry
Information technology	Paris Declaration indicators of effective aid
Decentralisation	Knowledge management
Transparency	Gender mainstreaming
	Climate change

Source: AfDB, Department for Quality and Results.

Legend:
- Made progress: More than half of the indicators in the group improved over the baselines or reference groups
- Little progress: Results are mixed, with equal number of indicators showing improvement or little/no progress
- Could not be measured

Table 5.2
How AfDB Contributes to Africa's Development (Level 2)

Indicator	2010-2012 Expected	2010-2012 Delivered	2010-2012 Percentage delivered
Energy			
Length of transmission and distribution lines rehabilitated or installed (km)	13,129	**14,458**	110%
Distribution substations and transformers constructed or rehabilitated (number)	972	**1,961**	202%
Power capacity installed (MW)	1,128	**1,110**	98%
Staff trained/recruited in the maintenance of energy facilities (number)	1,963	**1,972**	100%
People with a new electricity connection (number)	203,602	**559,502**	275%
Population benefiting from new electricity connections (people)	6,498,853	**7,922,882**	122%
Transport			
Roads constructed, rehabilitated or maintained (km)	14,449	**13,237**	92%
Feeder roads constructed or rehabilitated (km)	7,783	**5,540**	71%
Staff trained/recruited for road maintenance (number)	13,848	**14,147**	102%
People educated in road safety and HIV transmission (people)	810,000	**828,474**	102%
People with improved access to transport (people)	35,029,460	**34,069,096**	97%
Water and Sanitation			
Boreholes and wells drilled/rehabilitated and equipped (number)*	41,321	**20,419**	49%
Drinking water transmission and distribution pipes constructed (km)	3,560	**3,358**	94%
Drinking water capacity created (service reservoirs m^3/day)	170,214	**163,341**	96%
Latrines constructed or rehabilitated (number)	78,615	**82,831**	105%
Workers trained in the maintenance of water facilities (number)	28,697	**34,850**	121%
People with new or improved access to water and sanitation (people)	14,369,743	**14,850,886**	103%
Education			
Classrooms and educational support facilities constructed/rehabilitated (number)	5,592	**4,501**	80%
Textbooks and teaching materials supplied (number)	6,557,411	**10,452,031**	159%
Teachers and other educational staff recruited/trained (number)	65,374	**56,767**	87%
Students newly enrolled (number)	616,543	**656,406**	106%
Students and scholars reached (students)	4,564,784	**4,137,559**	91%
Health			
Primary, secondary and tertiary health centres constructed/equipped (number)	642	**580**	90%
Health workers trained (number)	36,319	**35,295**	97%
Health training and education sessions (number)	8,688	**8,682**	100%
People with access to better health services (people)	27,025,223	**26,645,413**	99%
Microfinance and Social Sector			
Social facilities, community centres constructed and equipped (number)	7,704	**7,727**	100%
Jobs created (number)	50,149	**65,830**	131%
Government/NGO staff trained in microfinance management (number)	9,480	**9,480**	100%
Microcredits granted (number)	644,677	**477,112**	74%
Microenterprises created (number)	73,000	**74,668**	102%
Microfinance clients trained in business management (number)	396,435	**397,572**	100%
Population benefiting from microfinance and social activities (people)	16,927,875	**16,746,051**	99%

Table 5.2 (Continued)
How AfDB Contributes to Africa's Development (Level 2)

Indicator	2010-2012 Expected	Delivered	Percentage delivered
Agriculture			
Rural marketing and production facilities constructed or rehabilitated (number)	5,984	4,937	83%
Land with improved water management developed or rehabilitated (ha)	82,161	71,020	86%
Land whose use has been improved: replanted, reforested, landscaped, etc. (ha)	1,080,984	1,250,137	116%
Heads of livestock provided/vaccinated	1,544,575	1,535,207	99%
Plants introduced: seedlings, trees, etc. (number)	2,775,953	2,848,359	103%
Social facilities established or rehabilitated (number)	1,320	1,206	91%
Agricultural inputs provided: fertiliser, seeds, etc. (tons)	283,040	306,716	108%
Agricultural community-based projects executed (number)	4,051	4,581	113%
Rural population trained/recruited/using improved technology (people)	1,586,235	2,313,018	146%
Rural households reached (household)	3,099,914	3,308,428	107%
Total population benefited (people)	29,592,787	31,672,459	107%
Regional Integration			
Cross-border roads constructed or rehabilitated (km)	471	550	117%
Cross-border transmission lines constructed or rehabilitated (km)	597	594	99%
Private Sector and Trade			
Foreign exchange saved (million USD)	..	1,282	..
Government revenue from investee projects and sub-projects (million USD)	..	12,528	..
SME effect (turnover from investments) (million USD)	..	704	..
Total jobs created for investee projects and sub-projects (jobs)	..	167,491	..
Total jobs created for women (jobs)	..	28,532	..

Source: AfDB, Department for Quality and Results.

.. = data not available;
ha = hectares;
km = kilometres;
MW = megawatts ;
m^3 = cubic metres;
NGO = non-governmental organisation;
SME = small and medium-sized enterprise;
USD = United States dollars.

* *The performance is measured on the basis of completed projects as captured in Project Completion Reports (PCRs) and does not reflect recent achievements in water and sanitation. Figures based on on-going operations shows that the Bank exceeded its targets.*

Legend:
- Bank operations achieved 95% or more of their targets
- Bank operations achieved 60-94% of their targets
- Bank operations achieved less than 60% of their targets
- Data is not available to measure performance

5.3 ADF-12 Mid-Term Review

The mid-term review of ADF-12 took place in Praia, Cape Verde in September 2012. While the Bank's focus remains on ensuring a sizeable replenishment of the ADF, it continues to explore other ways of leveraging additional resources for its low-income regional members, for example through improvements in domestic resource mobilization strategies, advocating for an Africa infrastructure bond and other similarly innovative financing instruments.

The mid-term review noted that the Fund had demonstrated resilience to economic and security crises, was responsive to the diverse and changing needs of its clients, and demonstrated an exemplary focus on results in delivering its ADF-12 commitments. The Fund will continue to ensure that Africa's voice is heard in global forums such as the G-8 and G-20. However, challenges remain and are being addressed as shown in Box 5.1.

The replenishment of ADF-13 comes at a key juncture, with less than 3 years left to the 2015 MDGs target date. The ADF-13

Box 5.1
Highlights of the ADF-12 Mid-term Review

Key Achievements

- At mid-term of the ADF-12 cycle, 91 operations had been approved, valued at UA 2.68 billion, and representing 49 percent of the total value of operations in the ADF-12 pipeline (UA 5.43 billion) in the Fund's strategic priority areas (infrastructure, regional integration, governance and fragile states) and cross-cutting themes (private sector development, climate change, gender and human-capital development, agriculture and food security);
- Innovations during the ADF-12 period have included the implementation of the Regional Operations Selection and Prioritization framework; rolling out of new financing instruments such as the Partial Risk Guarantee (PRG); development of public-private partnerships (PPPs); and increased use of climate change financing;
- A determined program of continuous reforms implemented by the Bank has deepened and improved the institution's capacity to deliver development results as well as its operational efficiency;
- Progress under the enhanced Results Measuring Framework confirms that the Bank's investments are changing the lives of Africans across the continent, while delivering a high proportion of its planned outputs and outcomes and benefiting the most vulnerable people in Africa;
- ADF-12 resources have been allocated in a timely manner and according to the agreed resource allocation framework. The performance-based allocation system has recognized the best performing countries, while the Bank is positioned to play an important role in discussions on potential improvements to the system; and
- Despite the financial deficits reported in the last 2 years and the challenging external environment, the long term financial capacity of the Fund remains sound.

Key Challenges and Measures to Address Them

Despite significant achievements, challenges remain. Bank Management is determined to tackle the unfinished business, and has undertaken or planned measures in the following areas:

- Strengthening clients' capacity for project preparation and timely implementation, especially in the infrastructure sector, by providing technical, financial and advisory support for project preparation. Measures have also been taken to improve internal business processes and portfolio management;
- Continuing to deepen ADF's programmatic and financial support to fragile states, regional operations, private sector development and human capital development;
- Ensuring smooth implementation of operations, particularly timely disbursement. Measures include improving project readiness, better assisting clients and using decentralization;
- The Bank manages itself efficiently, but needs to improve administrative budget utilization and human resource management (particularly the staff vacancy rate and continuing the development of the Comprehensive Development Framework (CDF);
- Completing the move from measuring results to managing for results, and engendering a results culture at country level; and
- Ensuring the availability of sufficient resources for arrears clearance as and when countries become eligible for such support. Maintaining the current resources in Fragile States Facility (Pillar II), as proposed by Management, would contribute to the availability of ADF resources to clear AfDB arrears if Sudan and/or Zimbabwe meet the conditions during the ADF-12 period.

replenishment discussions got off to a good start in February 2013 and are expected to conclude by October 2013. As an instrument, the ADF has been focused and selective, concentrating its resources on areas which constitute Africa's own priorities and in light of the Fund's comparative strength. The ADF-13 will play an important role in implementing the Ten-Year Strategy, providing vital investments in infrastructure, regional integration, governance, private sector development, and skills and technology. Support to fragile states will be especially important, given the regional dimension and impact of state fragility. Moreover, gender will be addressed with a more results-oriented focus.

5.4 Operations Evaluation

The Operations Evaluation Department (OPEV) undertook a major self-evaluation, as well as evaluations at many levels—including of Bank support to fragile states—which have had a substantial impact on operations.

To better understand its weaknesses, opportunities, and strengths, to ensure that its work supports the Bank's overall vision to enhance the strategic relevance of independent evaluation in response to stakeholders' needs OPEV commissioned a self-evaluation in early 2012 (undertaken by independent consultants) which led to a revised Independent Evaluation Policy as well as a new Independent Evaluation Strategy. Both the policy and the related strategy are still under Board consideration.

The new strategy—which informs OPEV's rolling work-program for 2013-2015, including resource requirements—aims at OPEVs three policy objectives for enhancing development effectiveness:

- accountability (especially strengthening self-evaluation throughout the Bank's operations);
- learning (both direct and indirect, including dissemination and outreach); and
- promotion of an evaluation culture (across the Bank and in RMCs, including building RMC evaluation capacity).

The first of its kind among the multinational development banks, the strategy links long-term institutional priorities, evaluation skills and activities, and resource requirements, with focus increasingly on evaluations by country, region, sector, or theme—i.e., evaluations of clusters of projects, rather than of individual ones—plus evaluations of Bank operations overall. The new strategic direction focuses on balancing accountability with learning and en enhanced emphasis in supporting an evaluation culture across the Bank and RMCs. Meanwhile OPEV also undertook 5 evaluations—at a higher (sector, thematic, country) level and 78 project level evaluations. The higher level evaluations include: Public Financial-Management Reforms; Multinational Operations; and assistance to fragile states. In response to requests from the Board and Management, OPEV also launched evaluations of the private sector portfolio, trust-fund management and Bank procurement. Findings generated significant interest in the Bank and the Board. Implementation of recommendations is underway.

OPEV also launched a highly-participatory process for planning its work program—involving consultation with Executive Directors, Management, and staff—and stepped up knowledge-sharing with a highly-lauded Evaluation Week—inaugurated by the President—which celebrated 25 years of OPEV by bringing together international experts and senior policy-makers for week-long discussions of development issues. A lessons-learned database and a new OPEV website were launched concurrently. (See http://operationsevaluation.afdb.org/en/evaluations-publications).

5.5 Institutional Reforms

The Bank maintained reform momentum in 2012 in efforts to enhance results-oriented operational efficiency at headquarters and in the field, and increase capacity to respond rapidly to client needs in accordance with priorities in the Long-Term Strategy. Field presence was increased and decision-making decentralized, new quality assurance and results tools and systems developed, a framework for engagement with civil society organizations adopted, and an online operational programming tool launched. Success was shown in the recent Client Assessment Survey where RMCs reported viewing the Bank as their "preferred partner".

Transitioning to the Ten-Year Strategy. The Medium-Term Strategy covered 2008-2012 so the Bank is transitioning to the Ten-Year Strategy (covering 2013-2022). It will have annually updated and approved 3-year rolling programs—including operational objectives, budgets, and expected outputs and outcomes. The annual budgets will be overseen by the Budget and Policy Departments, based on related results monitoring system. Country strategy papers—informed by the Ten-Year Strategy, and developed in consultation with sector departments—will be at the centre of planning and budgeting.

Budget Management. 2012 marked the first year of the implementation of phase 3 of the Budget Reform, which focuses on the Bank's Cost Accounting System (CAS). The objectives of the phase are to (i) establish an effective budget methodology and ensure efficient utilization of Bank resources based on the real cost of activities and deliverables; (ii) determine the actual cost attributable to ADF, ADB and NTF activities, based on which a transparent cost sharing formula can be established; and (iii) to implement a Country Budgeting System in order to ensure an effective Work Program Agreement between the sector and regional departments. The launch of the Activity Time Recording System in July 2012, a key component of CAS,

Box 5.2
Empowering Field Offices

The Delegation of Authority Matrix was thoroughly revised to decentralize decision-making to country offices yet enable the geographically-spread institution to operate as "One Bank". While the new Delegation Authority Matrix will be reviewed after a first experimental 6-month period, preliminary feedback from the Residents Representatives is positive:

- Field office task managers, resident representatives, and other staff members feel empowered by their greater authority to effect activities in their countries of operation;
- Origination of activities at country - level results in better integration of projects into the rest of the pipeline, better oversight as well as more proactive response to issues arising;
- Turn-around time for project procurement has been reduced, improving the project cycle and hence the Bank's responsiveness to clients;
- Redundancies in portfolio management have been eliminated, resulting in better utilization of resources and reduced costs; and
- Service delivery especially in the case of corporate procurement in support of core business has dramatically improved with the increase of the thresholds for Resident Representatives and RRC Directors. This has eliminated the waiting period for approvals from the headquarters (HQ).

marked a significant move forward in gathering the data for estimating the real cost of activities.

Decentralization. Field presence has increased (35 percent of operations staff are now field-based)—including pilot Regional Resource Centers (RRCs) in Nairobi and Pretoria to enable faster response to RMCs requests for technical and specialized skills—while the Delegation of Authority Matrix (DAM) was updated, moving decision-making closer to clients. A framework for engagement with civil-society organizations was also introduced. The new South Sudan Country Office (in Juba) increased field presence to 12 of the 18 countries eligible for support from the Fragile States Facility. In total there are offices in 34 countries—29 Country Offices, the 2 RRCs, and 3 customized liaison offices—including the latest liaison office in Mauritius, which spurred plans for ones in Congo-Brazzaville, Equatorial Guinea, Mauritania, and Benin in 2013. Strengthened field presence is resulting in improved portfolio management, enhanced country dialogue, and greater visibility.

Information Technology. An Information Technology Strategy (2013-2015) aligned with the Bank's Ten-Year Strategy was adopted to increase capabilities to meet operational needs while serving as a catalyst for change. It aims to position the Bank as a technology and knowledge hub for the continent by focusing on IT governance, IT management, infrastructure, connectivity, business solution partnerships and knowledge platforms for the Bank. An online operational programming tool was introduced, as well as new quality-assurance tools and systems. A 2014 mid-term review of the ITS will help the Bank draw lessons and re-orient effort during the final year of implementation.

5.6 Audit, Ethics and Integrity Functions

The Office of the Auditor General, the Ethics Office and the Integrity and Anti-Corruption Department play important roles in the Bank Group as agencies of corporate restraint and responsibility. The three offices work at arms-length from the rest of the Bank.

Audit. Office of the Auditor General provides independent objective assurance, advisory, and consulting services to improve the Bank's governance, operations, risk management, and control. It has increased the audit frequency of departmental operations, the treasury, and field offices (the latter now to be audited at least once every two years). A computerized audit-compliance system is being established to improve efficiency.

Ethics. The Ethics Office—part of the overall effort to inculcate a culture of ethical behaviour (and as a means to mitigate reputational risk)—undertook team-building seminars at headquarters and in the field, and also launched an Ethics Certification Program along with Human Resources and the Information and Technology Department. It is also revising the Bank's Code of Conduct to harmonize it with Staff Rules and Regulations (also under review) and with international best practice.

Integrity. The Integrity and Compliance Department has been re-organized—with a new Integrity and Prevention Division and Investigations Division—and its staff enhanced to enable mainstreaming of integrity programs in Bank operations. Through a new sanctions process, the Bank is also jointly implementing (with other multinational development banks) the Agreement for Mutual Enforcement of Debarment Decisions.

Box 5.3
Bank's Return to Abidjan

At the 2012 Bank Group Annual General Meeting in Arusha, Tanzania, the Board of Governors took note of the Governors' Consultative Committee (GCC) Report and the recommendation that the return of the Bank's operations to its Headquarters should be contingent on the approval of a detailed Roadmap by the Board of Governors. The draft Roadmap was discussed by the GCC at its meeting in Tokyo, October 2012, which endorsed the document's submission to the Board of Governors during the Annual Meetings in Marrakech, Morocco, in May 2013.

Subject to the approval of the Roadmap by the Board of Governors, the Bank Group and the Ivorian Government will proceed to implement the Roadmap including resolving any legal issues, security, office infrastructure, housing, health and education. In February 2012, the Boards of Directors held their first meeting in Abidjan since the relocation of the Bank Group's operations in 2003.

5.7 Deployment of Human Resources

The Human Resource Department is being re-organized using a client-focused model to ensure increased operational efficiency and a competitive workforce.

The Human Resources Strategic Framework and Action Plan (2007-2012) aimed to improve service, increase operational efficiency, and support decentralization. Accordingly, in 2012 the HR Department—supported by a centre of excellence and a shared services centre, including a new employee Help Desk—is being reorganised using a client-focused model with "business partners". Total Bank staff increased 5.4 percent to 2005—1308 professional staff (353 female) and 697 general service staff (393 female)—including 67 local staff in field offices. There were 33 female managers (29.2 percent), including two Vice Presidents. As part of decentralization, 55 international staff were transferred from headquarters to the field. Details of Bank Staffing Ratio by country are presented in Table 5.3. Internal capacity was enhanced by 154 promotions through internal competition and 71 through in-situ promotion. The first cohort of 160 management and professional staff in the Leadership and Management Development Program (LMDP) graduated, while an Executive Leadership Program was conducted for senior management. Training in technical capacities, including ICT, was made available to staff and virtual language classes increased the participation of staff in language training.

A skills survey was conducted in September 2012 with the aim of generating a baseline of the current skills in the Bank, and providing a platform for discussion on areas of AfDB' s strengths and weaknesses, potential gaps in relation to future needs, as defined by the Ten-Year Strategy, and employee mobility. Cognizant of the imminent expiry of the HR Strategic Framework and Action Plan (2007-2012), Management engaged an independent consultant to help assess strengths and weaknesses of this framework, and support the design of appropriate mechanisms to enhance the integration of the different HR initiatives launched over the past five years. Following this review, the foundation was laid for a refreshed People Strategy (2013-2017).

Table 5.3
Bank Staffing Ratio by Country (Management, Professional and General Services Staff), as of December 31, 2012

	MANAGEMENT AND PROFESSIONAL STAFF at post as of 31st December 2012									OTHER BANK STAFF at post		
					Field Offices Based Staff					GS Staff		
					International							
REGIONAL MEMBER COUNTRIES	VP	Dir	Man	Other PL	Res Rep	PL	Local PL	Total EL/PL	% of total PL	HQ Regular GS	FO Local GS	SABD Advisors to EDs
Algeria	-	-	-	9	1	-	2	12	0.96%	6	5	1
Angola	-	-	-	2	-	-	1	3	0.24%	-	6	-
Benin	-	-	2	22	-	5	-	29	2.32%	22	-	-
Botswana	-	-	-	3	-	6	-	9	0.72%	-	-	1
Burkina Faso	-	1	1	26	2	3	6	39	3.13%	22	9	-
Burundi	1	-	1	8	-	1	2	13	1.04%	1	3	1
Cameroon	1	2	7	32	3	1	7	53	4.25%	11	9	1
Cape Verde	-	-	-	-	1	-	1	2	0.16%	1	-	-
Central African Republic	-	-	-	2	-	1	2	5	0.40%	-	5	-
Chad	-	-	-	8	1	2	3	14	1.12%	7	8	-
Comoros	-	-	-	2	-	-	-	2	0.16%	-	-	-
Congo	-	1	1	9	-	-	-	11	0.88%	-	-	-
Côte d'Ivoire	-	2	4	72	-	5	-	83	6.65%	123	-	1
Democratic Republic of Congo	-	1	-	3	1	-	7	12	0.96%	4	9	-
Djibouti	-	-	2	4	-	2	-	8	0.64%	-	-	-
Egypt	1	1	-	7	1	1	6	17	1.36%	-	7	2
Equatorial Guinea	-	-	-	-	-	-	-	-	0.00%	-	-	-
Eritrea	-	-	-	1	-	-	-	1	0.08%	1	-	-
Ethiopia	-	-	4	15	-	7	11	37	2.96%	6	6	1
Gabon	-	-	-	5	-	2	5	12	0.96%	2	5	1
Gambia, the	-	2	1	13	2	2	-	20	1.60%	-	-	-
Ghana	1	1	3	25	-	7	6	43	3.45%	27	7	1
Guinea	-	-	-	10	1	1	-	12	0.96%	8	-	1
Guinea Bissau	-	-	-	4	-	1	-	5	0.40%	-	2	-
Kenya	-	-	2	32	-	6	10	50	4.01%	8	7	-
Lesotho	-	-	-	1	-	3	-	4	0.32%	-	-	1
Liberia	-	-	-	2	-	-	2	4	0.32%	3	5	-
Libya	-	-	-	1	-	-	-	1	0.08%	-	-	2
Madagascar	-	-	-	7	-	-	6	13	1.04%	1	8	1
Malawi	-	-	-	14	2	4	6	26	2.08%	1	7	1
Mali	-	-	2	20	2	2	9	35	2.80%	6	8	-
Mauritania	-	1	-	10	1	2	-	14	1.12%	1	-	-
Mauritius	-	1	1	6	-	-	-	8	0.64%	-	-	-
Morocco	-	2	-	11	1	-	6	20	1.60%	3	6	1
Mozambique	-	-	-	1	-	1	8	10	0.80%	-	8	-
Namibia	-	-	-	1	-	-	-	1	0.08%	-	-	1
Niger	-	-	3	9	-	-	-	12	0.96%	2	-	-
Nigeria	1	2	5	35	-	3	8	54	4.33%	21	9	2
Rwanda	-	-	2	12	-	4	7	25	2.00%	3	7	-
São Tomé and Príncipe	-	-	-	-	-	-	-	-	0.00%	-	-	-
Senegal	-	-	5	33	1	6	9	54	4.33%	9	9	-
Seychelles	-	-	-	-	-	1	-	1	0.08%	-	-	-
Sierra Leone	-	-	-	10	1	-	6	17	1.36%	7	5	1
Somalia	-	-	-	1	-	-	-	1	0.08%	-	-	-
South Africa	1	-	1	6	-	2	-	10	0.80%	-	6	-
Sudan	-	-	-	6	-	-	3	9	0.72%	-	4	-
Swaziland	-	-	-	1	-	-	-	1	0.08%	-	-	1
Tanzania	-	-	-	16	-	2	8	26	2.08%	4	7	1
Togo	-	-	1	7	-	2	1	11	0.88%	7	6	1
Tunisia	-	2	2	27	1	2	-	34	2.72%	155	-	-
Uganda	-	2	1	20	1	10	7	41	3.29%	3	6	-
Zambia	-	1	3	14	1	5	4	28	2.24%	-	7	-
Zimbabwe	1	-	1	14	1	4	-	21	1.68%	3	7	1
TOTAL REGIONAL MEMBER COUNTRIES	7	22	55	599	25	106	159	973	77.96%	478	203	25

Table 5.3 (continued)
Bank Staffing Ratio by Country (Management, Professional and General Services Staff), as of December 31, 2012

	MANAGEMENT AND PROFESSIONAL STAFF at post as of 31st December 2012									OTHER BANK STAFF at post		
					Field Offices Based Staff					GS Staff		
					International							
NON-REGIONAL MEMBER COUNTRIES	VP	Dir	Man	Other PL	Res Rep	PL	Local PL	Total EL/PL	% of total PL	HQ Regular GS	FO Local GS	SABD Advisors to EDs
Argentina	-	-	-	-	-	-	-	-	0.00%	-	-	-
Austria	-	-	-	2	-	-	-	2	0.16%	-	-	1
Belgium	-	1	1	4	-	1	-	7	0.56%	-	-	1
Brazil	-	-	-	-	-	-	-	-	0.00%	-	-	1
Canada	-	2	1	29	1	4	-	37	2.96%	2	-	-
China	-	-	1	3	-	-	-	4	0.32%	-	-	1
Denmark	-	1	-	4	-	1	-	6	0.48%	-	-	-
Finland	-	-	-	3	-	-	-	3	0.24%	-	-	-
France	-	3	5	62	1	5	-	76	6.09%	10	-	-
Germany	-	-	-	14	-	4	-	18	1.44%	1	-	-
India	-	3	-	8	-	1	-	12	0.96%	-	-	1
Italy	-	-	-	6	-	-	-	6	0.48%	-	-	-
Japan	-	1	-	7	-	-	-	8	0.64%	-	-	-
Korea (Republic)	-	-	-	3	-	-	-	3	0.24%	-	-	-
Kuwait	-	-	-	-	-	-	-	-	0.00%	-	-	1
Netherlands, the	-	-	-	5	-	-	-	5	0.40%	-	-	1
Norway	-	-	-	1	-	1	-	2	0.16%	-	-	-
Portugal	-	-	-	3	-	1	-	4	0.32%	-	-	1
Saudi Arabia	-	-	-	2	-	-	-	2	0.16%	-	-	-
Spain	-	-	1	5	-	-	-	6	0.48%	-	-	1
Sweden	-	1	-	3	1	-	-	5	0.40%	-	-	1
Switzerland	-	-	2	6	-	-	-	8	0.64%	-	-	1
United Kingdom	1	2	2	13	-	2	-	20	1.60%	2	1	1
United States of America	-	2	6	27	-	6	-	41	3.29%	-	-	2
TOTAL NON-REGIONALS	1	16	19	210	3	26	-	275	22.04%	15	1	14
GRAND TOTAL	8	38	74	809	28	132	159	1,248	100%	493	204	39
Number of Female Staff per Category	2	6	23	249	8	25	29	342		309	84	10
Percentage of Female Staff per Category	25.00	15.79	31.08	30.78	28.57	18.94	18.24	27.40		62.68	41.18	25.64

Source: AfDB Human Resources Management Department.

VP: Vice-Presidents; Dir.: Directors; Man: Managers; ResRep: Resident Representatives; FO: Field Offices; HQ: Headquarters; PL: Professional Level; EL: Executive Level; GS: General Staff; SABD: Staff Assigned to the Boards of Director; DRC: Democratic Republic of Congo; CAR: Central African Republic; Equatorial G.: Equatorial Guinea; Sao T. and P.: São Tomé and Principe; UK: United Kingdom; USA: United States of America.



Chapter 6
Oversight Functions and Activities of the Boards

Shareholder representation and oversight is ensured through the Boards of the Bank. The 77-member Board of Governors is the apex policy-making organ with a representative from each of the member states. The resident Board of Directors has 20 members, each generally representing a constituency of member states (in the case of the Fund, the Board of Governors has 78 members, and the Board of Directors, 14). The Board of Directors sets policies and guidelines and oversees the general operations of the Bank, in addition to financial and administrative matters. The Boards' deliberations in 2012 were focused on positioning the Bank to effectively support a transforming Africa, help improve the quality of its growth and sustain its benefits. From an institutional perspective, decentralization and the proposed return of the Bank's operations to its Headquarters in Abidjan, Côte d'Ivoire, also received significant attention. This chapter outlines the Boards' activities during the year.

6.1 Boards of Governors

The Boards of Governors lauded the Bank Group for holding fast in the midst of global turbulence.

The Boards of Governors of the African Development Bank and African Development Fund met in Arusha, Tanzania, on May 31 and June 1 during the Bank Group Annual Meetings, which had as the theme "Africa and the Emerging Global Landscape – Challenges and Opportunities". The Governors' Dialogue focused on the Ten-Year Strategy, then in preparation. The Governors emphasized that—even in the midst of continued global economic uncertainty—African economies showed resilience, dynamism, growth, and promise, and the Bank's recent reforms would make it an even stronger partner for Africa's development. In connection with the Strategy, they urged the Bank to continue its emphasis on infrastructure as well as climate-change adaptation and mitigation and promotion of inclusive and green growth. They requested the Bank to develop innovative initiatives to tackle the infrastructure deficit on the continent, particularly, the preparation and financing of infrastructure projects. The Board of Governors of the Bank, during the meetings also adopted the Resolution approving the membership in ADB of Africa's newest state, the Republic of South Sudan, as well as the related special capital increase. In October 2012, the Governors Consultative Committee of the Board of Governors of the Bank (GCC), which is the forum for policy dialogue, considered a Roadmap for the return of Bank Group operations to the headquarters in Abidjan, and endorsed its submission to the Board of Governors during the 2013 Annual Meetings in Marrakech.

6.2 Boards of Directors

Key operational policies and strategies as well as the proposed return to Abidjan were the main areas of focus during 2012.

The Boards of Directors gave considerable time to strategic operations and institutional matters. The most notable and far reaching discussions pertained to the Strategy of the Bank, 2013-2022, in particular the two objectives of inclusive growth and transitioning to green growth, and the areas of operational priority. In adopting the Bank Group Energy Policy, the Boards sought to balance Africa's dire energy deficit with the need for sustainable development. A revised Program Based Operations Policy was also adopted by the Boards to guide Bank Group support to RMC policy reforms, and dialogue, as well as budget support in fragile states. The Boards also laid the foundations for a new and comprehensive approach to private sector development during discussions on the Bank Group Private Sector Development Policy and Strategy. To further instil the principles of good governance, in particular transparency, openness and accountability, the Boards approved a bold and comprehensive new Disclosure and Access to Information Policy, and to better promote stakeholder engagement, adopted a Civil Society Organizations Engagement Framework.



The Boards further performed their functions through the seven (7) committees of the Boards, specifically:

- Ethics (ECBD);
- Whole (CWHOLE);
- Annual Report (ANRE)
- Audit and Finance (AUFI);
- Operations and Development Effectiveness (CODE);
- Administrative Affairs and Human Resources Policy (CAHR); and
- Administrative Matters Concerning the Boards of Directors (AMBD).

In order to better evaluate the development needs, and results on the ground, as well as engage with key public and private sector stakeholders, Board Members visit selected RMCs. In 2012, Board members visited Djibouti, Ghana and Uganda, and were able to familiarize themselves with development issues from the viewpoints of recipients, including needs and challenges and potential impacts of the projects they had approved, while also strengthening policy dialogue between the Bank and the relevant authorities, donors, the private sector, and civil society. Senior Advisors and Advisors of the Executive Directors also undertook similar trips to Senegal, Mauritius and Zimbabwe.



Part III

Financial Management and Financial Statements



Part III

Financial Management and Financial Statements

Chapter 7

ADB, ADF, and NTF Financial Management and Financial Statements

AFRICAN DEVELOPMENT BANK GROUP


BANQUE AFRICAINE DE DEVELOPPEMENT
AFRICAN DEVELOPMENT BANK
AFRICAN DEVELOPMENT FUND
FONDS AFRICAIN DE DEVELOPPEMENT

Management's Report Regarding the Effectiveness of Internal Controls Over External Financial Reporting

Date: March 27, 2013

The Management of the African Development Bank Group ("The Bank Group") is responsible for the preparation, fair presentation and overall integrity of its published financial statements. The financial statements for the African Development Bank and the Nigeria Trust Fund have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board, while those of the African Development Fund were prepared on a special purpose basis.

The financial statements have been audited by the independent accounting firm of KPMG, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Board. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Boards of Directors of the Bank Group have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank Group's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI's attention.

The Bank's assessment of the effectiveness of internal controls was based on the framework provided by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of the work performed, Management asserts that the Bank Group maintained effective internal controls over its financial reporting as contained in the financial statements as of December 31, 2012. Management is not aware of any material control weakness that could affect the reliability of the 2012 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2012, the external auditors of the Bank Group conducted an independent assessment of the Bank Group's internal control framework and their opinion thereon is presented separately in this annual report.

Donald Kaberuka
PRESIDENT

Charles O. Boamah
VICE PRESIDENT, FINANCE

Anthony O. Odukomaiya
CONTROLLER

15, Avenue du Ghana, Angle des Rues Pierre de Courbertin et Hédi Nouira – BP 323 – 1002 Tunis Belvédère – Tunisia
Tel: (216) 71 333 511 – Fax: (216) 71 351 933 – Email: afdb@afdb.com – Internet: www.afdb.org



KPMG Audit
1, cours Valmy
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Bank Group
Temporary Relocation Agency
15, Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report to the Board of Governors of the African Development Bank Group regarding the effectiveness of internal control over financial reporting
Year ended 31 December 2012

Scope
We have examined the internal control over financial reporting of the African Development Bank (ADB), the African Development Fund (ADF) and the Nigeria Trust Fund (NTF) (together the "Bank Group") as of 31 December 2012, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibilities
The management of the Bank Group is responsible for implementing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of such internal control. Management has asserted the effectiveness of internal controls over financial reporting as of 31 December 2012.

Independent Auditor's responsibilities
Our responsibility is to express an opinion on the Bank Group's internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Inherent limitation
An entity's system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity's system of internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial state-



ments in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Bank Group, in all material respects, maintained effective internal control over financial reporting as of 31 December 2012, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have audited the financial statements of the African Development Bank, the African Development Fund and the Nigeria Trust Fund as of and for the year ended 31 December 2012, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris La Défense, 27th March 2013

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

THE AFRICAN DEVELOPMENT BANK

Financial Management

Benefits of a Cautious Investment Strategy

The Bank is not immune to the various events arising from the global financial and economic crisis over the past few years and the intensification of the Eurozone debt crisis over 2012. The past year has been characterized by credit rating downgrades in many parts of the world across both sovereign and banking entities. The year has also highlighted increased inter-linkages between countries' creditworthiness, the banking sector and economic performance, all of which could amplify systemic risks.

Despite these challenges, the Bank's investment strategy has adapted to the changing global financial market environment. The Bank utilizes a range of financial instruments to meet the needs of its borrowers, manages its balance sheet to minimize the impact of fluctuations in market interest rates and exchange rates and temporarily invests its liquid resources prior to disbursement. Its primary objectives are to strengthen credit quality and the liquidity profile of the investment portfolios while limiting the volatility of their returns. The Bank has progressively revised and implemented a more defensive asset mix by targeting high credit quality counterparties and investing in low yield but secure investments, including holding a significant cash cushion, often with Central Banks, while concurrently reducing the average maturity of the trading portfolios. The Bank has benefited from its conservative investment strategy. It has allowed its treasury portfolio to significantly outperform last year's performance; both from an absolute (total investment income) and relative (performance measured versus benchmark) points of view. This is borne out by the financial results discussed in the rest of this section.

Adaptation to the Risks of a Changing Portfolio

The Bank's operating environment continued to be significantly challenged by the continuing socio-political developments in the North Africa region where the Bank has a significant concentration of its portfolio. The situation was further exacerbated by the impact on important clients of the Eurozone crisis through reduced trade, FDI flows and tourism. As a result some of the Bank's clients experienced sharp declines in their credit risk profiles, triggering sequential rating downgrades from rating agencies and the Bank's own internal rating system. The distressed lending environment faced by some of the clients of the Bank impacted the growth of the public sector portfolio. In addition, the private sector portfolio that is riskier than the public sector portfolio continued to grow at a faster pace than the public sector, albeit at a lower rate than in previous years.

To mitigate potential risks, the Bank has over the past few years considerably enhanced its risk management framework and end-to-end credit processes to ensure its risk management functions are robust. Specific measures taken included: the improvement of the Bank's risk governance framework through the establishment of Credit Risk Committee; the enhancement of the credit risk assessment skills through increased hiring of experienced and competent credit officers; the implementation of robust and optimized credit risk assessment models; the strengthening of the credit risk infrastructure to improve quality at entry; and implementation of best of breed solutions in the form of an integrated and workflow-driven software platform that allows all stakeholders involved in the credit risk assessment process to streamline their work in order to enhance efficiency.

The Bank strengthened the monitoring of the current portfolio and continued to proactively undertake portfolio restructuring measures including cancelation of long standing "signed but undisbursed" loans to free up capital for new lending.

Moreover, the Bank established capital buffers to provide it some flexibility in continuing its countercyclical financing role, while covering any potential unexpected losses. Close collaboration with sister institutions (the World Bank and International Monetary Fund) was enhanced to improve coordination of future interventions in those countries. The Bank continues to explore measures to increase portfolio diversification in order to mitigate the concentration risk of the portfolio mentioned above. Besides, the Bank improved its collateral management framework to ensure that adequate collateral value is maintained.

Given the increasingly risky operating environment over the course of the year, there was increased stress testing and reporting to senior management and the Board. This approach was greatly enhanced with the completion of the first phase of the risk dashboard project, which aims to provide a basis for quick and informed risk assessment. The Bank continues to be well capitalized and stress testing of its capital adequacy shows that it is able to withstand a number of shock scenarios.

Capital Subscription

The capital stock of the Bank is composed of paid-up and callable capital. The paid-up capital is the amount of capital payable over a period determined by the specific Board of Governors' resolution approving the relevant General Capital Increase. The Bank's callable capital is subject to payment only when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. This acts as protection for the Bank's bond holders and holders of guarantees issued by the Bank in the unlikely event that it is not able to meet its financial obligations. There has never been a call on the callable capital of the Bank.

Following the Board of Governors' approval of a 200 percent increase of the Bank's capital base in 2010, the authorized

capital of the African Development Bank was increased to UA 67.69 billion following the creation of 4,374,000 new shares with a par value of UA 10,000 each. Six percent of the shares created under this Sixth General Capital Increase (GCI-VI), (UA 2.62 billion) are paid-up, while ninety-four percent (UA 41.12 billion) are callable. In accordance with the resolution governing this capital increase, the new GCI-VI shares were allocated to regional and non-regional members in such proportions that, when fully subscribed, the regional group holds 60 percent of the total capital stock and the non-regional group 40 percent. As at December 31, 2012, the subscriptions of 71 member countries (49 regional countries and 22 non-regional countries) have become effective.

In 2010, Canada and Korea had responded favorably to the Bank's need for expanded financial capacity pending decisions on GCI-VI, by offering a temporary increase of their callable capital with no attached voting rights. Following the adoption of the Board of Governors' resolution to retire and cancel the 163,296 non-voting callable shares subscribed by Canada under this arrangement, the number of authorized shares of the Bank decreased from 6,768,746 shares to 6,605,450 shares in 2011. This cancelation reduced the total authorized capital of the Bank to UA 66.05 billion. The authorized capital was decreased further to 6,586,036 shares after the cancelation of the 19,414 shares that was also temporarily allocated to the Republic of Korea following the effectiveness of Korea's subscription to GCI-VI.

In 2012, there was a special capital increase of 111,469 shares to permit the membership of South Sudan following which the total authorized capital of the Bank was raised to UA 66.98 billion at December 31, 2012.

The paid-up portion of the GCI-VI subscription is payable in eight equal annual installments for non-regional member as well as regional member countries eligible to borrow from ADB, and twelve equal annual installments for Regional Member Countries eligible to borrow only from ADF. Some member countries have elected to pay their subscription in fewer installments, opting for an advance payment scheme, and will receive a discount on their GCI-VI subscription payment accordingly.

A member country's payment of the first installment triggers the issuance of the shares corresponding to the entire callable capital portion, and shares representing the paid-up portion of subscriptions are issued only as and when the Bank receives the actual payments for such shares. Table 7.1 below summarizes the evolution of the Bank's authorized, paid-up, callable and subscribed capital as at the end of the three past financial periods.

As at December 31, 2012, the paid-up capital of the Bank amounted to UA 4.96 billion, with a paid-in capital (i.e. the portion of paid-up capital that has been actually paid) of UA 2.84 billion, compared with UA 3.29 billion and UA 2.51 billion of paid-up and paid-in capital, respectively, at the end of 2011. The Bank's callable capital at December 31, 2012 stood at UA 60.25 billion including UA 21.18 billion from non-borrowing member countries rated A- and higher, compared with UA 34.03 billion and UA 18.63 billion, respectively, as at the end of the previous year.

In accordance with the Bank's Share Transfer Rules, shares for which payment have become due and remain unpaid are forfeited after a prescribed period and offered for subscription to member countries within the same membership group (i.e. regional or non-regional).

Details of the Bank's capital subscriptions at December 31, 2012 are shown in the Statement of Subscriptions to the Capital Stock and Voting Powers, which forms part of the Financial Statements included elsewhere in this Report.

Bank Rating

In addition to the stringent monitoring and management of the key metrics related to its financial strength, the Bank is rated by four major rating agencies. For 2012, all the four rating agencies: Standard & Poor's, Moody's, Fitch Ratings, and the Japan Credit Rating Agency have reaffirmed their AAA rating on the senior debt and AA+ rating on the subordinated debt of the African Development Bank. These ratings have a stable outlook and reflect the Bank's strong financial position, including strong capital adequacy and liquidity, prudent financial management and policies, solid membership support and its preferred creditor status.

Table 7.1

Authorized and Subscribed Capital, 2010-2012 (UA millions)

	2012	2011	2010
Authorized Capital	**66,975**	**66,055**	**67,687**
Paid-up Capital	4,963	3,289	2,376
Callable Capital	60,252	34,033	21,549
Total Subscribed Capital	**65,215**	**37,322**	**23,925**

In November 2012, Standard & Poor's published its updated rating methodology for multilateral lending institutions which assesses the impact of shareholder support as well as an institution's stand-alone credit profile. Based on the revised rating methodology, in January 2013, the Bank's rating was reaffirmed at AAA with a stable outlook after considering support from shareholders.

Borrowings

The Bank strives to raise funds from the capital markets at the lowest possible cost to support its lending activities. The top-notch credit ratings enjoyed by the Bank enables it to issue securities at competitive interest rates. Its borrowing activities are guided by client and cash flow requirements, asset and liability management goals, and risk management policies.

The 2012 funding program in capital markets was approved for a maximum amount of UA 3.5 billion including up to UA 70 million to be drawn under the Enhanced Private Sector Assistance (EPSA)[1] for Africa initiative. During the year, the Bank raised a total of UA 2.5 billion with a weighted average maturity of 5.9 years. No amount was drawn under the EPSA initiative. The actual amount raised was guided by the pace of the project disbursement needs.

In January 2012, the Bank successfully executed one global benchmark bond with a 5-year maturity and for an amount of USD 1 billion. The bond was increased in November by an amount of USD 500 million. These transactions are in line with the strategy of maintaining presence in the dollar market by providing investors with at least one new liquid reference bond every year. In addition, the Bank was highly active in the Australian dollar (AUD) market through kangaroo bonds raising a total of AUD 1.2 billion. This included a 10-year kangaroo bond which was issued in March with a size of AUD 500 million that has since grown to AUD 1 billion through increases to the transaction.

Building on the strength of these public transactions, other issuances in key markets as well as privately placed notes and uridashis provided funding at very competitive levels. The Bank indeed enjoys good access to funding across all segments of the capital markets. The average cost of funds raised in 2012 remained below the respective 6-month USD LIBOR, 6-month EURIBOR and 3-month JIBAR benchmarks.

In 2012, the Bank achieved a major breakthrough in the capital markets in Uganda. The Ugandan Shilling (UGX) was designated as one of the Bank's lending currencies in September 2011. In this regard, a UGX 125 billion Medium Term Note (MTN) program was established to issue bonds in the Ugandan capital markets and in July 2012, the Bank issued a UGX 12.5 billion bond. Proceeds of this transaction were on-lent to HFB, a Uganda mortgage lender.

In addition, during the 2012, the Bank and the International Finance Corporation (IFC) signed an International Swaps and Derivatives Association (ISDA) Master Agreement to enter into cross-currency transactions to facilitate local currency lending and bond issuance in Africa. It is the first ISDA Master Agreement either institution has signed with another multilateral financial institution. The agreement will enable the Bank and the IFC to collaborate and benefit from each other's local currency bond issues, enhancing each other's local currency funding capacity to support development projects.

The Bank also conducts regular buyback operations of its bonds to provide liquidity to investors. In 2012, the total amount of these repurchases amounted to UA 120.9 million as against UA 75.50 million in the previous year. As at December 31, 2012, the Bank's outstanding borrowing portfolio stood at UA 13.28 billion compared with UA 12.9 billion at the end of the previous year.

The borrowing program for 2013 has been approved by the Board of Directors for a maximum amount of UA 3.76 billion with up to UA 3.63 billion to be raised from the capital markets and an envelope of UA 130 million under the EPSA facility.

Socially Responsible Uridashi Bonds

In 2012, the Bank saw a marked increase in demand out of Japan for socially responsible bonds. Japanese retail investors were predominantly focused on notes linked to the theme of education and indeed, during the year, the Bank issued eight such education-linked uridashi bonds for a total amount of UA 64 million across a diverse range of currencies including BRL, TRY and ZAR. The Bank was also able to attract socially responsible institutional investors in Japan through the issuance of a USD 20 million clean energy bond.

The proceeds of these (and previous) socially responsible uridashi bonds were included in the ordinary capital resources of the Bank. Under the terms of these bond issues, the Bank is expected to and does use its best efforts to direct an amount equal to the net proceeds to lending to projects related to the relevant theme, subject to and in accordance with the Bank's lending standards and guidelines.

---

1 EPSA is a joint initiative with the Government of Japan (GOJ) under which the GOJ has made funds available to the Bank through Japan International Cooperation Agency to be drawn down in order to support Private Sector projects in the continent.

A snapshot of the Bank's activity in these sectors is presented in Table 7.2 below.

The Bank utilizes a range of financial instruments to meet the needs of its borrowers, manage its balance sheet to minimize the impact of fluctuations in market interest rates and exchange rates and to temporarily invest its liquid resources prior to disbursement. The Bank is therefore not immune to the various events arising from the global financial and economic crisis over the past few years and the intensification of the so-called Eurozone debt crisis in 2012.

The past year has been characterized by credit rating downgrades across both sovereign and banking entities and has also highlighted the increased inter-linkages between countries' creditworthiness, banking sector and economic performance which could amplify systemic risks.

Despite these challenges, the Bank's investment strategy has regularly been adapted to the rapidly changing global financial market environment with the primary objectives of strengthening the credit quality and liquidity profile of the investment portfolios while limiting the volatility of their returns. Indeed, preservation of available capital is more important than attempting to generate higher income by taking additional risks. The Bank has progressively revised and implemented a more defensive asset mix by target ng high credit quality counterparties and investing in low yield but secured investments, including holding significant cash cushion, often with Central Banks, while concurrently reducing the average maturity of the trading portfolios.

Despite a continuing stressed and sometimes volatile financial market environment, the Bank benefited from its conservative investment strategy that allowed its treasury portfolio to significantly outperform last year's performance; both from an absolute (total investment income) and relative (performance measured versus benchmark) point of view. The Bank's cash and treasury investments (net of repurchase agreements) as of December 31, 2012 totaled UA 7.37 billion, compared to UA 7.94 billion at the end of 2011. Investment income for 2012 amounted to UA 197.65 million or a return of 2.31 percent on an average liquidity of UA 8.57 billion, compared to an income of UA 168.85 million in 2011, or a return of 2.14 percent, on an average liquidity of UA 7.89 billion. The higher return in 2012 is primarily due to capital gains in portfolios held for trading, driven by tighter credit spreads over the period. Such positive contribution compensated for the negative effect of the continuing low level of interest rates.

The ADB's liquid assets are tranched into 3 portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are 1-month LIBID for the operational portfolio, and 6-month marked-to-market LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank's net assets repricing uniformly over a period of 10 years, and is held at amortized cost.

The Bank makes loans to its regional member countries and public sector enterprises guaranteed by the government. Loans are also extended to private sector enterprises without government guarantee.

The Bank's development operations are undertaken within a risk management framework which includes: (i) a clearly defined risk appetite statement for lending credit risk, (ii) a capital adequacy and exposure management policy (iii) credit policy; (iv) risk management governance framework; (iii) credit risk management guidelines; and (iv) an end-to-end credit process. During the year, the Bank established a Credit Risk Committee to take over the risk management oversight of development financing activities that was in the past carried out by ALCO. The Credit Risk Committee's responsibility is to ensure effective implementation of the Bank's credit policies and oversee all credit risk issues related to sovereign and non-sovereign operations

Table 7.2
Socially Responsible Uridashi Bonds
(Amounts in UA millions)

	Pipeline	Cumulative Disbursements (2010-2012)	Total Bonds Issued	Maturity Range of Bonds
Clean Energy/Green Bonds	517.6	274.0	274.5	3 to 10 years
Education	238.8	56.1	162.1	3 to 6 years
Water	1,017.6	76.0	39.5	4 years
Total	**1,774.0**	**406.1**	**476.1**	

including a rigorous review of all private sector transactions and sound portfolio management.

Cumulative loans signed, net of cancelations, as at December 31, 2012 amounted to UA 29.71 billion. This is UA 1.32 billion higher than the balance at December 31, 2011 when the cumulative loans signed stood at UA 28.39 billion. Table 7.3 below presents the evolution of loans approved, disbursed and undisbursed balances from 2008 to 2012. Despite the significant reductions in the level of approvals from the peak of UA 5.3 billion in 2009, at the height of the global financial crisis, loan approvals and disbursements remain consistently higher than pre-2009 levels with disbursements in 2012 amounting to UA 2.21 billion compared with UA 1.87 billion in the previous year, representing an increase of UA 339 million.

Total loans outstanding as at December 31, 2012 was UA 11.01 billion, an increase of UA 1.64 billion over the UA 9.37 billion outstanding as at the end of 2011. Undisbursed balances of signed loans at December 31, 2012 totaled UA 4.46 billion, a slight decrease of UA 0.84 billion over UA 5.30 billion of undisbursed loans at December 31, 2011.

The number of active loans stood at 274 for an outstanding balance of UA 11.01 billion. As at December 31, 2012, a total of 664 loans amounting to UA 11.78 billion had been fully repaid. A breakdown of the outstanding loan portfolio by product type is presented in Figure 7.1.

Loan Disbursements

The Bank's loan disbursements continued their upward trend during 2012 reaching UA 2.21 billion; representing an increase of 18.16 percent over the UA 1.87 billion disbursed in 2011. At December 31, 2012, cumulative disbursements (including non-sovereign loans) amounted to UA 25.24 billion. Also at the end of 2012, a total of 850 loans were fully disbursed amounting to UA 22.14 billion, representing 87.70 percent of cumulative disbursements. Loan disbursements in 2012 by country are shown in Table 7.4.

Loan Repayments

Loan repayments amounted to UA 543.14 million in 2012 compared to UA 617.22 million in 2011, representing a decrease of 12 percent over the previous year. Cumulative repayments as

Table 7.4
Public and Private Sector Loan Disbursements by Country, 2012 (UA millions)

Country	Amount Disbursed
Botswana	15.80
Cameroon	17.83
Cape Verde	8.78
Côte d'Ivoire	5.02
Egypt	190.77
Equatorial Guinea	1.49
Gabon	42.85
Ghana	2.38
Kenya	13.48
Mauritania	45.82
Mauritius	5.18
Morocco	436.88
Namibia	1.90
Rwanda	8.23
Senegal	33.62
Seychelles	6.33
Sierra Leone	18.00
South Africa	807.03
Swaziland	0.13
Togo	7.93
Tunisia	406.28
Uganda	17.40
Zambia	3.31
Multinational	111.73
TOTAL	2,208.17

Figure 7.1
Outstanding Loan Portfolio by Product Type at December 31, 2012 (Percentages)


Multi-Currency Variable Rate 1.41%
Single Currency Variable Rate 0.85%
Multi-Currency Fixed Rate 6.66%
Single Currency Floating Rate 23.48%
Single Currency Fixed Rate 67.60%

Table 7.3
Lending Status, 2008-2012 (UA millions)

	2008	2009	2010	2011	2012
Loans Approved*	1,509.28	5,312.15	2,236.15	2,446.72	1,801.47
Disbursements	727.53	2,352.29	1,339.85	1,868.79	2,208.17
Undisbursed Balances	2,552.89	5,002.53	4,855.33	5,301.02	4,463.23

* *Exclude approvals of Special Funds and equity participations.*

of December 31, 2012 were UA 14.87 billion, mirroring the previous year's figure of UA 14.71 billion. Figure 7.2 below shows the evolution of loan disbursements and repayments for the period 2008-2012.

Financial Products

The ADB offers an attractive and diversified menu of financial product options that allow borrowers to tailor their financing requirements to their circumstances. The Bank's financial products comprise loans (including those denominated in African currencies, and syndicated loans), lines of credit (including for trade finance), agency lines, guarantees, equity and quasi-equity, and risk management products. In addition, the Bank provides technical assistance to its clients through grant funds. Each of these products is briefly discussed below:

Loans

The ADB provides loans to its clients on non-concessional terms. The Bank's standard loans are categorized either as Sovereign-Guaranteed Loans (SGLs) or Non-Sovereign-Guaranteed Loans (NSGLs). SGLs are loans made to regional member countries (RMCs) or public sector enterprises from RMCs supported by the full faith and credit of the RMC in whose territory the borrower is domiciled. Multinational institutions are eligible for SGLs if they are guaranteed by an RMC or by RMCs in whose territory or territories the projects will be executed.

NSGLs are loans made either to eligible public sector enterprises, without the requirement of a sovereign guarantee, or to private sector enterprises.

The Bank's standard loan product has evolved over time, with terms that are increasingly more accommodating and responsive to client needs.

Figure 7.2
Loan Disbursements and Repayments, 2008–2012
(UA millions)


Disbursements
Loan Repayments
2,000
1,500
1,000
500
0
2008
2009
2010
2011
2012

The standard loan product now offered to sovereign and sovereign-guaranteed clients is the Enhanced Variable Spread Loan (EVSL) which gives borrowers a high degree of flexibility to manage their interest rate risks. For non-sovereign-guaranteed clients the loan product offered is the Fixed Spread Loan (FSL).

The interest rate on the EVSL comprises a floating base (6-month LIBOR for USD and JPY, 6-month EURIBOR for EUR and 3 month JIBAR for ZAR), a funding margin that is a function of the Bank's cost of funding relative to LIBOR, EURIBOR or JIBAR computed every six months, and a contractual spread that was set at 60 bps with effect from January 1, 2011. At a borrower's request, the terms of the EVSL may offer a free option to convert the floating base rate into a fixed rate. The repayment period for sovereign and sovereign-guaranteed loans is up to 20 years, including a grace period not exceeding 5 years.

The interest rate on the FSL comprises a floating base rate (6-month LIBOR for USD and JPY, 6-month EURIBOR for EUR and 3 month JIBAR for ZAR) which remains floating until maturity date or a fixed base rate (amortizing swap rate set at borrower's request for disbursed loan balances) plus a risk-based credit spread. NGSLs have repayment periods up to 15 years including a grace period not exceeding 5 years.

Other loan structures offered by the Bank include parallel and A/B loan syndications, and local currency loans. In December 2012, the President approved the introduction of five additional African currencies - Franc CFA currencies (XOF and XAF), Tanzanian Shilling, Zambian Kwacha and Ghanaian Cedi to the existing selection of lending currencies of regional member countries. Lending in these currencies is only offered if the Bank is able to fund efficiently in the relevant local currency market. These local currency loans are offered under the FSL pricing framework with a cost pass through principle for the loans to ensure that the overall cost of funds is fully covered.

Lines of Credit

The development of a dynamic small and medium-size enterprises (SMEs) sector in the continent is an important objective of the Bank as is the development of private financial institutions (PFIs). To this end the Bank offers lines of credit for loans to PFIs for on-lending to SMEs. The terms of the lines of credit specify the conditions under which Bank funds will be provided to the PFI for on-lending. The credit risks of the sub-loans are borne by the PFIs.

Trade finance lines of credit (TF LOC) are a variation of the Bank's standard long-term lines of credit. The Bank developed the TF LOC as a component of the Trade Finance Initiative which was designed to quickly respond to the liquidity squeeze in Africa's trade markets as a result of the global financial crisis. The TF LOC, which has a maturity of up to 3.5 years, is available to African financial institutions (commercial banks and developmental

financial institutions) that are engaged in trade finance operations. Given the short-term nature of trade finance, the recipient financial institutions are permitted to "re-use" or "revolve" the proceeds until the contractual repayment dates of the facility.

Agency Lines

The Bank makes capital resources available for SMEs under agency arrangements with local financial intermediaries. The selection of individual projects for Bank support is largely delegated to the intermediaries, which draw on Bank resources to make loan or equity investments for the Bank's account in projects meeting pre-agreed criteria. As part of an agency agreement, financial intermediaries are required to commit their own funds in each investment in parallel with the Bank and to supervise the investee companies. The financial intermediary acts only in an agency capacity for the Bank when investing the latter's funds and assumes no risk in this regards. The credit risk of the borrower is borne by the Bank.

Guarantees

Through the guarantee product, the Bank seeks to leverage its preferred creditor status to assist eligible borrowers to obtain financing from third party lenders, including capital markets. Guarantees also enable borrowers to obtain financing in their own local currency where the Bank is not able to provide such financing directly from its own resources. The Bank's guarantees can generally be classified into two categories: Partial Credit Guarantees (PCGs) and Partial Risk Guarantees (PRGs). PCGs cover a portion of scheduled repayments of private loans or bonds against all risks. PRGs cover private lenders against the risk of a government, or a government owned agency, failing to perform its obligations vis-à-vis a private project.

Risk Management Products

The Bank offers Risk Management Products (RMPs) to its borrowers only in respect of obligations outstanding to the Bank or new Bank loans to enable them to hedge their exposure to market risks including interest rate, currency exchange and commodity price risks, thus allowing them to optimize their debt management strategies. RMPs offered by the Bank include interest rate swaps, currency swaps, commodity swaps and interest rate caps and collars. These products are available to borrowers at any time during the life of the loan.

Equity and Quasi-Equity Participations

In addition to its participation in ADF the Bank takes equity positions in qualifying business enterprises in its RMCs as part of its strategic development financing mandate. The Bank's ability to provide risk capital through equity and quasi-equity investments is a key element of its resource mobilization role. The use by the Bank of equity and quasi-equity participation as instruments of investment have the objectives of promoting the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders to financially viable projects as well as promoting new activities and investment ideas. The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. Additionally, it may choose to invest via quasi-equity instruments through redeemable preference shares, preferred stock, subordinated loans or convertible loans. During 2012, a total of six (6) equity participations were approved amounting to UA 73.36 million compared to UA 102 million in the previous year. Disbursements towards equity participations during the year reached UA 83.84 million. The details of the Bank's equity interest in various enterprises are included in Note J to the Financial Statements.

Other Financial Services

In addition to the products described above, the Bank may offer technical assistance through grant funds to supplement its financial products for both the public and private sector windows. The Bank's technical assistance is primarily focused on raising the effectiveness of project preparation which is vital in ensuring the best developmental and poverty-reducing outcomes for projects that receive Bank financing. In addition, the technical assistance also aims to foster and sustain efforts in creating enabling business environment in order to promote private sector investment and growth.

Risk Management Policies and Processes

The Bank seeks to minimize its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly, the Bank's risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks, while maximizing the Bank's capacity to assume credit risks to public and private sector clients, within approved risk limits.

The policies and practices employed by the Bank to manage these risks are described in detail in Note D to the Financial Statements.

Financial Reporting

Corporate governance within the Bank is supported by appropriate financial and management reporting. The Executive Board of Directors makes strategic decisions and monitors the Bank's progress toward achievement of set goals. While senior management manages the Bank's day-to-day operations and activities, the Board provides oversight, advice and counsel on issues as wide-ranging as long-term strategy, budgets, human resources, benefits management and new product development. Based on the COSO internal control framework, senior management has put in place a robust and functioning mechanism to be able to certify the effectiveness of the Bank's internal controls over external financial reporting. This annual certification state-

ment is signed by the President and Vice President - Finance as well as the Financial Controller. A separate attestation is also provided by the Bank's external auditors. In 2012, the Board of Directors approved the Operational Risk Management (ORM) framework with the overall objective of strengthening the overall risk management capability of the Bank whilst ensuring that a well-structured and disciplined approach is adopted in the management of operational risks inherent in the business processes of the Bank. In addition, the Bank has a comprehensive system of reporting to the Board of Directors and its committees. This includes reporting by the Office of the Auditor General to the Audit and Finance (AUFI) Committee of the Board of Directors.

The Bank's external auditors are appointed by the Board of Governors, on the recommendation of the Board of Directors, for a five-year term. Under Bank rules, no firm of auditors can serve for more than two consecutive five-year terms. The external audit function is statutory and is regulated by the International Standards on Auditing (ISA), issued by the International Federation of Accountants (IFAC) through the International Auditing and Assurance Standards Board. The external auditors perform an annual audit to enable them to express an opinion on whether the financial statements of the Bank present fairly the financial position and the results of the operations of the Bank. They also examine whether the statements have been presented in accordance with International Financial Reporting Standards. In addition, as described above, the external auditors also carry out a comprehensive review and provide opinion on the effectiveness of the Bank's internal controls over financial reporting. This attestation is given as a report separate from the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for Senior Management, which is reviewed in detail and discussed with the Audit and Finance Committee of the Board. The management letter sets out the external auditors' observations and recommendations for improvement on internal controls and other matters, and it includes management's responses and actions for implementation of the auditors' recommendations. The performance and independence of the external auditors is subject to review on an annual basis by the Audit and Finance (AUFI) Committee of the Board.

There are key provisions in the Bank's policy regarding the independence of the external auditors including a requirement for the mandatory rotation of the Engagement Partner, in cases where the term of the audit firm is renewed for a second and final five-year period. The external auditors are prohibited from providing non-audit related services, subject to certain exceptions if it is judged to be in the interest of the Bank and if it is approved by the Audit and Finance Committee.

In managing its operations the Bank uses quantified performance measures and indicators that reflect the critical success factors in its business. These are monitored on a continuous basis and results achieved are used to assess progress attained against stated objectives and to inform required action in order

Table 7.5

Key Performance Indicators: Financial, 2011 and 2012

Definition	Importance to the business and management	Achievement	
		2012	2011
Average Return on Investments	This is a measure of the average return generated or lost due to the investment of liquid funds. In other words, it is a measure of how profitable the investments are in generating revenue to the Bank, pending disbursement for project financing.	2.31%	2.14%
Total Debt to Usable Capital	This is a measure of the Bank's financial leverage calculated by dividing its total debt by usable capital. It indicates what proportion of equity and debt the Bank is using to finance its operations.	49.88%	54.67%
Settlement Failure Rate	This measures the efficiency of the funds' transfer process. Timely settlement of financial obligations is important as a measure of the efficiency of the Bank's processes.	0.30%	0.49%
Timeliness of Preparation of Financial Highlights	Reporting of key financial performance metrics in a timely manner aids decision making by management and facilitates the required corrective action to improve performance.	Within one month of period end	Within one month of period end
Impairment Loss Ratio - Non-Sovereign Portfolio only	This KPI represents the impairment on loans as a proportion of the period-end balances. The granting of credit is the main purpose of the Bank and it is also one of the Bank's principal sources of income and risk. The loan loss ratio is an indicator of the quality and recoverability of loans granted to non-sovereign borrowers.	1.04%	1.36%
Administrative Budget Utilization Rate (excluding depreciation)	This KPI helps monitor the effective utilization of the Bank's administrative budget resources by Organizational Units and its adequacy for effective delivery of the approved Work Programme.	99%	83%

to improve future performance. Management uses a wide array of measures both at the corporate and business unit level to monitor and manage performance. Some of the key measures and indicators used by management are discussed in Table 7.5 together with their relevance to the operations of the Bank.

Financial Results

Highlights of the African Development Bank's financial performance in 2012 include the following:

- The Bank in 2012 earned income before allocation and distributions approved by the Board of Governors of UA 198.62 million compared to UA 164.51 million in 2011. As shown in Figure 7.3, the increase in 2012 is primarily from loan and investment income which increased from UA 489.18 million in 2011 to UA 553.64 million in 2012;

- Total Bank Group administrative expenses increased from UA 239.21 million in 2011 to UA 290.45 million in 2012. Total manpower expenses increased by UA 40.1 million (i.e. 22.2 percent) from UA 180.14 million in 2011 to UA 220.2 million in 2012. This was mainly due to increases in headcount and annual perfomance-based salaries and benefits. Other administrative expenses increased by 18.8 percent from UA 59.07 million in 2011 to UA 70.2 million in 2012 due mainly to increased operations;

- The Bank's share of the total Bank Group administrative expenses amounted to UA 104.64 million in 2012 compared to UA 79.5 million in 2011, an increase of 31.6 percent. Bank Group administrative expenses are allocated between the Bank, the ADF and the NTF based on a predetermined cost-sharing formula driven primarily by the relative levels of operational volume indicators and relative balance sheet size.

Figure 7.3
Income before Distributions vs. to Loan and Investment Income, 2008-2012 (UA millions)


Income before Distributions
Loans and Investment Income
500
400
300
200
100
0
2008
2009
2010
2011
2012

Source: Audited financial statements of the African Development Bank.

The Bank continues to maintain a strong capital position while its income continues to be sufficient for the Bank to make contributions, on behalf of its shareholders, to other development initiatives in Africa. The Bank's reserves plus accumulated loss provisions on outstanding loan principal and charges stood at UA 2.99 billion in 2012 compared to UA 2.84 billion at the end of 2012.

Distributions Approved by the Board of Governors

In 2012, Board of Governors approved distribution from the 2011 income to various development initiatives in Africa amounted to UA 110 million. The beneficiaries of these distributions are listed under Note N to the financial statements. In accordance with the Bank's accounting policies, such distributions are reported as expenses in the year they are approved by the Board of Governors. The Board of Directors has also agreed to recommend to the Board of Governors at its Annual Meeting in May 2013, distributions totalling UA 107.5 million from the 2012 income to development initiatives in RMCs. If approved by the Board of Governors, such distributions and any others that may be approved by the Board of Governors during 2013 will be reported as expenses in the 2013 financial statements.

Administrative Expenses

The Bank has the responsibility and commitment to ensure maximum efficiency in the management of administrative and capital expenditures, to help maximize the resources available for development financing and technical assistance activities for its clients. Accordingly, in the management of its administrative and capital expenses, the Bank continues to enforce a high level of budgetary discipline, effective cost controls and proactive cost-recovery programmes. For the year ended December 31, 2012, the Bank Group's general administrative expenses, excluding depreciation and amortization, were UA 290.45 million, compared to UA 239.21 million in 2011 against a budget of UA 292.55 million representing a utilization rate of 99.28 percent. For 2013 the Bank's administrative expenditure is budgeted at UA 298.3 million. Management will continue to explore and implement effective and transparent cost management strategies with a view to ensuring that cost outcomes are effectively tracked against the Bank's long-term strategic objectives.

Outlook for 2013

Despite the positive signs of economic recovery in the Bank's external environment, particularly in the US and emerging markets and including in particular Africa's own performance, the global macro-economic, political and reporting environment remains uncertain and challenging. The Bank will continue to put the needs of its Regional Member Countries (RMCs) at the centre of its business operations. It will continue to support economic growth in RMCs more broadly and generate the required target financial returns over time.

Significant Volatility Expected in 2013

The Bank's financial results are sensitive to changes in the economic environment within the continent and in the global financial markets. Changes within the continent have direct impact on the volume of lending and timing of repayments on the Bank's loans. On the other hand, changes in global financial markets will create volatility in interest rates on the Bank's treasury investments, thereby affecting the Bank's income. It is anticipated that the financial markets will continue to show significant volatility throughout 2013. Moreover, any downgrade in the credit rating of its member countries could impact the Bank's future performance and results. All these are expected to cause variability in the Bank's income statement and reserves, both in terms of actual results and movements in the fair value of the Bank's investments and treasury portfolio.

Bank has the required Balance and Flexibility

The Bank continues to take steps to reduce costs and improve operational efficiency. The Bank's recent upgrade of its SAP ERP system is expected to provide a useful tool for cost monitoring and reduction, while delivering faster and more efficient service both internally and to clients. And finally, the "one Bank" business model as well as the Bank's solid capital, liquidity and funding positions provide the Bank Group—including the African Development Fund and the Nigeria Trust Fund—a strong basis, balance and flexibility to meet the challenges ahead.



African Development Bank
Financial Statements and Report of the Independent Auditor Year ended December 31, 2012

BALANCE SHEET
AS AT DECEMBER 31, 2012
(UA thousands – Note B)

ASSETS		2012	2011
CASH		881,453	344,156
DEMAND OBLIGATIONS		3,801	3,801
TREASURY INVESTMENTS (Note F)		6,487,512	7,590,469
DERIVATIVE ASSETS (Note G)		1,558,333	1,696,681
NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		1,974	3,044
ACCOUNTS RECEIVABLE			
Accrued income and charges receivable on loans (Note I)	195,212		193,123
Other accounts receivable	567,456		721,727
		762,668	914,850
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Notes D & I)	10,885,804		9,255,493
Hedged loans – Fair value adjustment (Note G)	86,854		49,871
Equity participations (Note J)	438,555		309,762
Other debt securities (Note K)	76,537		79,990
		11,487,750	9,695,116
OTHER ASSETS			
Property, equipment and intangible assets (Note L)	30,421		12,628
Miscellaneous	641		709
		31,062	13,337
TOTAL ASSETS		21,214,553	20,261,454

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY		2012	2011
ACCOUNTS PAYABLE			
Accrued financial charges	440,804		435,915
Other accounts payable	1,642,268		1,538,770
		2,083,072	1,974,685
DERIVATIVE LIABILITIES (Note G)		512,596	502,289
BORROWINGS (Note M)			
Borrowings at fair value	12,175,956		11,756,421
Borrowings at amortized cost	1,102,844		1,146,536
		13,278,800	12,902,957
EQUITY (Note N)			
Capital			
Subscriptions paid	2,839,475		2,505,975
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(166,825)		(160,633)
Subscriptions paid (net of CEAS)	2,672,650		2,345,342
Reserves	2,667,435		2,536,181
Total equity		5,340,085	4,881,523
TOTAL LIABILITIES & EQUITY		21,214,553	20,261,454

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans (Note O)	351,164	314,923
Investments and related derivatives (Note O)	197,647	168,850
Other debt securities	4,827	5,409
Total income from loans and investments	553,638	489,182
Borrowing expenses (Note P)		
Interest and amortized issuance costs	(356,410)	(316,823)
Net interest on borrowing-related derivatives	139,156	112,160
Unrealized losses on borrowings, related derivatives and others	(10,172)	(3,039)
Impairment charge (Note I)		
Loan principal	(12,339)	(3,296)
Loan charges	(17,349)	(14,381)
Impairment charge on equity investments (Note J)	(49)	(152)
Impairment charge on investments	288	6,385
Translation losses	(2,266)	(27,945)
Other income	15,288	4,457
Net operational income	309,785	246,548
OTHER EXPENSES		
Administrative expenses (Note Q)	(104,641)	(79,498)
Depreciation – Property, equipment and intangible assets (Note L)	(4,586)	(4,464)
Sundry (expenses)/income	(1,940)	1,926
Total other expenses	(111,167)	(82,036)
Income before distributions approved by the Board of Governors	198,618	164,512
Distributions of income approved by the Board of Governors (Note N)	(110,000)	(113,000)
NET INCOME FOR THE YEAR	88,618	51,512

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(UA thousands – Note B)

	2012	2011
NET INCOME FOR THE YEAR	88,618	51,512
OTHER COMPREHENSIVE INCOME		
Items that will not be reclassified to profit or loss		
Net gains/(losses) on financial assets at fair value through "other comprehensive income"	55,299	(37,203)
Unrealized gain/(loss) on fair-valued borrowings arising from "own credit"	79,984	(63,509)
Actuarial losses on defined benefit plans	(92,647)	(89,926)
Total items that will not be reclassified to profit or loss	42,636	(190,638)
Total other comprehensive income	42,636	(190,638)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	131,254	(139,126)

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2012

(UA thousands – Note B)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Reserves: Retained Earnings	Reserves: Net Gains on Available-for-Sale Investments	Reserves: Net (Losses)/Gains on Financial Assets at Fair Value through Other Comprehensive Income	Reserves: Unrealized (Losses)/Gains on Fair-Valued Borrowings Arising from "Own Credit"	Total Equity
BALANCE AT JANUARY 1, 2011	2,355,677	(162,572)	2,623,116	4,116	-	-	4,820,387
Effect of change in accounting policy for classification and measurement of financial assets	-	-	52,191	(4,166)	-	-	48,025
Adjusted balance at January 1, 2011	2,355,677	(162,572)	2,675,307	-	-	-	4,868,412
Net income for the year	-	-	51,512	-	-	-	51,512
Other comprehensive income							
Net losses on financial assets at fair value through "other comprehensive income"	-	-	-	-	(37,203)	-	(37,203)
Unrealized loss on fair-valued borrowings arising from "own credit"	-	-	-	-	-	(63,509)	(63,509)
Actuarial losses on defined benefit plans	-	-	(89,926)	-	-	-	(89,926)
Total other comprehensive income	-	-	(89,926)	-	(37,203)	(63,509)	(190,638)
Net increase in paid-up capital	150,298	-	-	-	-	-	150,298
Net conversion gains on new subscriptions	-	1,939	-	-	-	-	1,939
BALANCE AT DECEMBER 31, 2011 AND JANUARY 1, 2012	**2,505,975**	**(160,633)**	**2,636,893**	**-**	**(37,203)**	**(63,509)**	**4,881,523**
Net income for the year	-	-	88,618	-	-	-	88,618
Other comprehensive income							
Net gains on financial assets at fair value through "other comprehensive income"	-	-	-	-	55,299	-	55,299
Unrealized gain on fair-valued borrowings arising from "own credit"	-	-	-	-	-	79,984	79,984
Actuarial losses on defined benefit plans	-	-	(92,647)	-	-	-	(92,647)
Total other comprehensive income	-	-	(92,647)	-	55,299	79,984	42,636
Net increase in paid-up capital	333,500	-	-	-	-	-	333,500
Net conversion gains on new subscriptions	-	(6,192)	-	-	-	-	(6,192)
BALANCE AT DECEMBER 31, 2012	**2,839,475**	**(166,825)**	**2,632,864**	**-**	**18,096**	**16,475**	**5,340,085**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	88,618	51,512
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,586	4,464
Provision for impairment on loan principal and charges	29,687	17,677
Unrealized losses on investments and related derivatives	(10,680)	24,990
Amortization of discount or premium on treasury investments at amortized cost	(8,709)	(13,319)
Provision for impairment on investments	(288)	(6,385)
Provision for impairment on equity investments	49	152
Amortization of borrowing issuance costs	6,488	(7,095)
Unrealized losses on borrowings, related derivatives and others	10,172	3,039
Translation losses	2,266	27,945
Share of profits in associate	397	436
Net movements in derivatives	52,196	152,415
Changes in accrued income on loans	(16,887)	(30,627)
Changes in accrued financial charges	5,551	12,981
Changes in other receivables and payables	159,430	7,347
Net cash provided by operating activities	322,876	245,532
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(2,208,170)	(1,868,787)
Repayments of loans	543,145	617,215
Investments maturing after 3 months of acquisition:		
Investments at amortized cost	342,283	32,806
Investments at fair value through profit or loss	88,689	15,387
Changes in other assets	(22,311)	(5,106)
Equity participations movement	(68,388)	(53,067)
Net cash used in investing, lending and development activities	(1,324,752)	(1,261,552)
FINANCING ACTIVITIES:		
New borrowings	4,151,028	3,559,293
Repayments on borrowings	(3,648,034)	(2,460,541)
Net cash from capital subscriptions	328,378	153,818
Net cash provided by financing activities	831,372	1,252,570
Effect of exchange rate changes on cash and cash equivalents	(1,236)	(92,349)
Increase in cash and cash equivalents	(171,740)	144,201
Cash and cash equivalents at the beginning of the year	1,583,583	1,439,382
Cash and cash equivalents at the end of the year	**1,411,843**	**1,583,583**
COMPOSED OF:		
Investments maturing within 3 months of acquisition:		
Investments at fair value through profit or loss	530,390	1,239,427
Cash	881,453	344,156
Cash and cash equivalents at the end of the year	**1,411,843**	**1,583,583**
SUPPLEMENTARY DISCLOSURE:		
1. Operational cash flows from interest and dividends:		
Interest paid	(207,908)	(189,824)
Interest received	535,790	509,632
Dividend received	4,292	2,378
2. Movement resulting from exchange rate fluctuations:		
Loans	23,515	161,386
Borrowings	(196,071)	(248,179)
Currency swaps	181,222	50,735

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. However, since February 2003, the Bank has managed its operations largely from its temporary relocation facilities in Tunis, Tunisia. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement Establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank's right to receive the dividends is established in accordance with IAS 18 – Revenue.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of the underlying transactions, events and conditions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at December 31, 2012 and 2011 are reported in Note V-1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members are African and non-African countries, committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly. Accordingly, as of December 31, 2012, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The Bank may partially or fully offset amounts due for shares purchased against the member's liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Pension Obligations

The Bank operates a contributory defined benefit pension plan for its employees. The Staff Retirement Plan (SRP) provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, otherwise, amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets.

Post-Employment Medical Benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement. The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. Actuarial gains and losses are recognized immediately in other comprehensive income in the year they occur. The medical plan liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's post-employment medical benefit obligations, net of the fair value of plan assets.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and, accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVTOCI). In accordance with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is classified as at 'amortized cost' only if the asset meets the objective of the Bank's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred; as such amounts are considered insignificant. The amortization of loan origination fee is included in income from loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Debt instruments that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, debt instruments that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income (FVTOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVTOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized or derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. The Bank receives securities purchased under resale agreements, monitors their fair value and if necessary may require additional collateral.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans. In accordance with the provisions of the amendments resulting from the improvements to IFRS issued in May 2008 relating to the revised IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, such borrowings are carried at the amounts at which they are repayable on their due dates.

ii) Financial Liabilities at Fair Value through Profit or Loss

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes for financial liabilities that are designated as at fair value through profit or loss, that is attributable to changes in the Bank's "own credit" risk is recognized in other comprehensive income. Changes in fair value attributable to the Bank's credit risk are not subsequently reclassified to profit or loss.

iii) Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. The Bank did not hold any hybrid financial assets as at December 31, 2012.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives were stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Impairment of Financial Assets

Assets Carried at Amortized Cost

The Bank first assesses whether objective evidence of impairment exists individually for financial assets. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or investments carried at amortized cost has been incurred, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment representing present value losses arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectability, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or investment carried at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans including those in arrears. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Offsetting Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best estimate of the price at which the Bank could have bought back the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The underlying assets of entities in which the Bank has equity investments are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The fair value of loans reported in these financial statements represents Management's best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year-end market lending rates in currencies, including impairment percentages when applicable and credit spreads for non-sovereign loans. The changes in fair value of loans carried at fair value through profit and loss are reported in the income statement. However, the estimated fair value of loans carried at amortized cost is provided in the notes to the financial statements for disclosure purposes only. The estimated fair value of loans is disclosed in Note I.

Day One Profit and Loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is determined based on valuation models that use inputs that may not be market-observable as of the calculation date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as "day one profit and loss", is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument's fair value can be determined using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, "Investments in Associates", the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At December 31, 2012, such subscriptions cumulatively represented approximately 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset's carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain other regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also recognized on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes may be funded from amounts previously transferred to surplus account or from the current year's income.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost for Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

2) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Impairment Losses on Financial Assets Measured at Amortized Cost – At each financial statements reporting date, the Bank reviews its financial assets measured at amortized cost for impairment. The Bank first assesses whether objective evidence of impairment exists for individual assets. If such objective evidence exists, impairment is determined by discounting expected future cash flows using the asset's original effective interest rate and comparing this amount to the asset's net carrying amount. Determining the amount and timing of future cash flows on impaired assets requires significant judgment. If the Bank determines that no objective evidence of impairment exists for an individually assessed asset, that asset is included in a group of assets with similar credit characteristics and collectively assessed for impairment. Objective evidence of impairment for a group of assets may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Retirement Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate to be used to determine the present value of estimated future pension obligations, based on interest rates of suitably long-term high-quality corporate bonds in the currencies comprising the Bank's UA.

Events after the Balance Sheet Date

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards, Amendments and Interpretations issued but not yet effective

At the date of issue of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations are not yet effective for application, and have not been applied in preparing these financial statements. The following new standards and amendments are expected to be relevant to the Bank:

IFRS 10: "Consolidated Financial Statements".

IFRS 10 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013. IFRS 10 introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities.

The adoption of IFRS 10 is not expected to have any significant impact on the Bank's financial position or performance.

IFRS 12: "Disclosure of Interest in Other Entities"

IFRS 12 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is required to be applied by an entity that has an interest in any of the following entities: subsidiaries; joint arrangements; associates; and unconsolidated structured entities. This standard requires disclosures of interests in subsidiaries and associates and also expands the disclosure requirements for unconsolidated structured entities.

The adoption of IFRS 12 is not expected to have any significant impact on the Bank's financial position or performance as it only relates to disclosures. However, the Bank will be required to make appropriate additional disclosures in its financial statements, upon adoption.

IFRS 13: "Fair Value"

IFRS 13 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the "level 3" fair valuation hierarchy.

The adoption of IFRS 13 is not expected to have any significant impact on the Bank's financial position or performance. However, the Bank will be required to make appropriate additional disclosures in its financial statements, upon adoption.

IAS 19 Revised: "Employee Benefits"

The amendments to IAS 19 was issued in June 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The key changes in the amended standard correspond to the elimination of the option to defer the recognition of actuarial gains and losses, known as the 'corridor method'. Accordingly, under the amended standard, all actuarial gains and losses have to be recognized immediately in OCI. In addition, an entity is no longer able to recognize in profit or loss the long-term expected return on assets held. Finally, the amended standard requires enhanced disclosures about defined benefit plans.

The adoption of the amended IAS 19 is not expected to have any significant effect on the net income of the Bank in terms of recognition of actuarial gains and losses because the Bank already recognizes such gains and losses in OCI under the option provided in the current version of IAS 19. The main impact will arise from the expected change in the measurement principles of the expected returns on plans assets upon adoption of the amended standard.

IFRS 7: "Financial Instruments: Disclosures" and IAS 32: "Financial Instruments: Presentation"

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity's financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published "Disclosures-Offsetting Financial Assets and Financial Liabilities" (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

These amendments to IFRS 7 and IAS 32 are to be applied in the financial statements for the annual periods beginning on or after January 1, 2013 and annual periods beginning on or after January 1, 2014, respectively.

The adoption of such amendments is not expected to have any significant impact on the Bank's financial position or performance.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's capital adequacy policy and its commitment to maintain a prudent risk profile consistent with the highest credit rating. In 2011, the Bank through a comprehensive exercise, re-defined its risk appetite and revised the capital adequacy policy. As a result of this exercise, the Bank allocates its risk capital between non-core risks (10 percent), with sovereign and non-sovereign operations sharing equally the remaining balance (45 percent each). As part of the revision, the Bank's rating scale was also revised as explained under systematic credit risk assessment below.

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Bank's Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Bank manages its risks are governed by the General Authority on the Bank's Financial Products and Services (the FPS Authority), the General Authority on Asset Liability Management (the ALM Authority) and the Bank's Credit Risk Management Guidelines.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee and equity investment portfolios.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment operations.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. OPSCOM is chaired by the Chief Operating Officer and reviews all operational activities before they are submitted to the Board of Directors for approval. In June 2012, the Bank also created the Credit Risk Committee (CRC), to ensure effective implementation of the Bank's credit policies and oversee all credit risk issues related to sovereign and non-sovereign operations prior to their submission to OPSCOM.

The ALCO, CRC and OPSCM meet on regular basis to perform their oversight roles. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves strategies to manage the balance sheet. The Credit Risk Committee took over the Credit Risk responsibilities previously handled by ALCO including the coverage of the end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst others. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Bank arising essentially from its lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its portfolio of non-sovereign and enclave projects; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections below.

The Bank's maximum exposure to credit risk before collateral received or other credit enhancements is as follows:

(UA thousands)

Assets	2012	2011
Cash	881,453	344,156
Demand obligations	3,801	3,801
Treasury investments at amortized cost	2,898,638	3,227,610
Treasury investments at fair value	3,597,839	4,372,106
Derivative assets	1,558,333	1,696,681
Non-negotiable instruments on account of capital	1,974	3,044
Accrued income and charges receivable on loans	393,016	378,011
Other accounts receivable	540,002	748,812
Loans	11,014,312	9,373,517
Equity participations	488,467	359,229
Other debt securities	76,537	79,990

1) Sovereign Credit Risk

When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country's risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions and the conduciveness of its business environment.

Country Exposure

The Bank's exposures as at December 31, 2012 to borrowing member countries as well as the private sector and enclave projects from its lending activities are summarized below:

(Amounts in UA thousands)

Country	Nº of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Botswana	3	1,146,267	-	130,466	1,015,801	9.22
Cameroon	1	25,847	-	17,231	8,616	0.08
Cape Verde	3	48,932	-	-	48,932	0.44
Congo	2	10,768	-	-	10,768	0.10
Côte d'Ivoire	1	5,819	-	-	5,819	0.05
Democratic Republic of Congo	10	649,232	-	-	649,232	5.89
Egypt	13	1,638,813	-	638,489	1,000,324	9.08
Equatorial Guinea	3	62,682	-	60,497	2,185	0.02
Ethiopia	2	1,357	-	-	1,357	0.01
Gabon	14	533,147	-	295,600	237,547	2.16
Mauritius	8	468,962	-	308,597	160,365	1.46
Morocco	43	3,570,929	434,940	970,140	2,165,849	19.66
Namibia	4	36,252	-	-	36,252	0.33
Nigeria	2	20,962	-	-	20,962	0.19
Seychelles	3	13,054	-	-	13,054	0.12
Somalia**	3	4,355	-	-	4,355	0.04
South Africa	6	1,853,600	-	744,016	1,109,584	10.07
Sudan** (1)	5	57,788	-	-	57,788	0.53
Swaziland	6	45,566	-	-	45,566	0.41
Tunisia	34	2,268,321	-	470,013	1,798,308	16.33
Zimbabwe**	12	196,763	-	-	196,763	1.79
Multinational	3	27,437	-	-	27,437	0.25
Total Public Sector	181	12,686,853	434,940	3,635,049	8,616,864	78.23
Total Private Sector	93	3,633,453	407,828	828,177	2,397,448	21.77
Total	274	16,320,306	842,768	4,463,226	11,014,312	100.00

* *Excludes fully repaid and cancelled loans.*
** *Countries in arrears as at December 31, 2012.*
(1) *The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between representatives of the North and South Sudan. At the end of December 2012, no decision has been taken by the states of North and South Sudan regarding the terms and conditions of such exchange.*

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

The foundation of the Bank's credit risk management is a systematic credit risk assessment framework, through underlying models and their associated risk factors that have been optimized to ensure more predictive power of the rating parameters and to better align with international rating scales and ensure consistency with best practices. The credit risk assessment is measured using a uniform internal 22-grade Master Scale, optimized to provide: (i) increased granularity; (ii) better differentiation between obligors; (iii) smoother grade distribution to alleviate the current grade concentration; and finally (iv) to create a common framework when communicating credit risks to risks takers. The level of granularity helps in measuring probabilities of default in order to better differentiate between obligors.

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

The credit ratings at the sovereign level are derived from a risk assessment of five risk indices that include macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank's portfolio performance. These five risk indices are combined to derive a composite country risk index. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.38 at the end of December 2012, compared to 2.52 as of December 31, 2011. The distribution of the sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Sovereign-Guaranteed Loan Portfolio					
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2012	73%	15%	1%	10%	1%
2011	70%	15%	1%	13%	1%
2010	76%	2%	5%	13%	4%
2009	44%	33%	6%	13%	4%
2008	37%	33%	6%	16%	8%
2007	37%	31%	8%	15%	9%

It is the Bank's policy that if the payment of principal, interest or other charges with respect to any Bank Group credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the incurred loss in such portfolio.

To cover potential Expected Losses (EL) and Unexpected Losses (UL) related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2012, the Bank's public sector loan portfolio used up to 24.2 percent of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustment, plus accumulated reserves. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to private sector borrowers and to enclave projects, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to assess the risk of every project at entry. The models are tailored to the specific characteristics and nature of the transactions. The result of the credit risk assessment is measured using a uniform internal 22-grade master scale as described above.

Non-sovereign transactions are grouped into the following three main categories: a) project finance; b) financial institutions; and c) private equity funds. Internal credit ratings are derived on the basis of some pre-determined critical factors.

a) Project Finance

The first factor involves the overall evaluation and assessment of the borrower's financial strength. This assesses:

Primarily, i) the capacity of the project to generate sufficient cash flow to service its debt; ii) the company's operating performance and profitability; and iii) the project company's capital structure, financial flexibility and liquidity positions.

Secondly, the following four main non-financial parameters are analyzed: i) the outlook of the industry in which the project company operates; ii) the competitive position of the project company within the industry; iii) the strength of the project company's management with particular emphasis on its ability to deal with adverse conditions; and iv) the quality of the information on which the analysis is based.

Finally, the project company's risk rating is adjusted to reflect the overall host country risk rating.

b) Financial Institutions

The assessment of financial institutions follows the uniform rating system commonly referred to as the CAMELS model: i) Capital adequacy– analyses of the composition, adequacy and quality of the institution's capital; ii) Asset quality, operating policies and procedures and risk management framework; iii) Management quality and decision-making framework; iv) Earnings and market position – an evaluation of the quality and level of profitability; v) Liquidity and funding adequacy – an assessment focusing on the entity's ability to access debt market; and vi) Sensitivity to market risk – an assessment of the impact of interest rate changes and exchange rate fluctuations.

c) Private Equity Funds

The assessment of Private Equity Funds takes into consideration the analysis of the following qualitative and quantitative factors:

- Financial strength and historic fund performance;
- Investment strategy and risk management;
- Industry structure;
- Management and corporate governance; and
- Information quality.

All new non-sovereign projects require an initial credit rating and undergo a rigorous project approval process. The Non-Sovereign Working Group of the CRC reviews the non-sovereign credit rating of each project on a quarterly basis and may recommend changes for approval by CRC if justified by evolving country and project conditions.

Since 2009, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.47 at the end of 2012 compared to 3.44 at the end of 2011. The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

Risk Profile of the Outstanding Non-Sovereign Loan and Equity Portfolio

	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2012	33%	19%	36%	9%	3%
2011	36%	20%	35%	5%	4%
2010	24%	20%	30%	24%	2%
2009	27%	18%	28%	24%	3%
2008	13%	16%	41%	28%	2%
2007	8%	10%	46%	31%	5%

In compliance with IFRS, the Bank does not make general provisions to cover the expected losses in the performing non-sovereign portfolio. For the non-performing portfolio, the Bank makes a specific provision based on an assessment of the credit impairment, or incurred loss, on each loan. At the end of 2012, the cumulative impairment allowance to cover the incurred loss on impaired loan principal in the non-sovereign portfolio was UA 34.96 million compared to UA 23.73 million in 2011.

In addition to private sector lending, the Bank makes equity investments in private sector entities, either directly or through investment funds.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from Basel II Advanced Internal Rating-Based Approach (IRB). At the end of December 2012, the Bank's non-sovereign portfolio required as risk capital approximately 30 percent of the Bank's total on-balance sheet risk capital sources. This level is still below the limit of 45 percent determined by the Bank for total non-sovereign operations. Out of the Bank's non-sovereign portfolio, equity participations required as risk capital approximately 10.4 percent of the Bank's total on-balance sheet risk capital sources, below the statutory limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure the maintenance of an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank's total risk capital. This threshold and other determinants of country limit allocation are clearly spelt out in the Bank's capital adequacy framework.

In the revised capital adequacy and exposure management approved by the Board in May 2011, the 15 percent (of the Bank's total risk capital) global country concentration limit is meant to allow for adequate portfolio diversification. However, in order to ensure that: (i) the allocation in aggregate does not exceed 100 percent of risk capital available for core lending activities, and (ii) there is fairness of allocation among RMCs, a Performance Based Adjusted Country Limits formula (PACL) is used.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

3) Counterparty Credit Risk

In the normal course of business, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk; however, the Bank minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invests in money market mutual funds with a minimum rating of AA-/Aa3 and collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an ISDA master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

The financial and economic crisis over the past few years has resulted in the downgrading of banks worldwide. The Bank's derivatives exposures and their credit rating profile are shown in the tables below. Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels.

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure		
	Notional Amount	Mark-to-Market	Net Exposure*	AAA	AA+ to AA-	A+ and lower
2012	15,209	1,047	109	0%	54%	46%
2011	15,393	1,192	146	0%	68%	32%
2010	14,504	1,090	96	0%	80%	20%
2009	13,503	288	84	13%	45%	42%

* *After collateral received in cash or securities.*

In addition to these minimum rating requirements, the Bank operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolios continues to be dominated by highly rated counterparties as shown in the table below. The proportion of exposure to AAA-rated entities increased from the previous year as a result of the re-allocation of assets towards higher rated investments including Government bonds and Supranational institutions.

	Credit Risk Profile of the Investment and Derivative Portfolios		
	AAA	AA+ to AA-	A+ and lower
2012	62%	31%	7%
2011	58%	33%	9%
2010	69%	24%	7%
2009	65%	25%	10%
2008	59%	21%	20%
2007	43%	54%	3%

The Bank's exposure to the stressed Eurozone economies remains limited to approximately UA 50 million or less than 1 percent of the portfolio.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks in line with the current BIS standards. At the end of December 2012, the Bank's counterparty credit portfolio including all investments and derivative instruments required as risk capital 1.9 percent of the Bank's total on-balance sheet risk capital sources.

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate hair-cuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at December 31, 2012 and 2011 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2012

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Borrowings at fair value	12,175,956	13,265,739	3,337,816	2,169,485	1,001,629	2,540,107	1,243,953	2,972,749
	11,182,176	12,231,959	3,382,942	1,929,526	694,767	2,488,146	1,263,647	2,472,931
Financial liabilities without derivatives								
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings at amortized cost	1,102,844	1,603,018	406,258	77,260	321,898	43,719	43,719	710,164
	3,185,916	3,686,090	2,489,330	77,260	321,898	43,719	43,719	710,164
Total financial liabilities	**14,368,092**	**15,918,049**	**5,872,272**	**2,006,786**	**1,016,665**	**2,531,865**	**1,307,366**	**3,183,095**
Represented by:								
Derivative liabilities	(993,780)	(1,033,780)	45,126	(239,959)	(306,862)	(51,961)	19,694	(499,818)
Accounts payable	2,083,072	2,083,072	2,083,072	-	-	-	-	-
Borrowings	13,278,800	14,868,757	3,744,074	2,246,745	1,323,527	2,583,826	1,287,672	3,682,913

Contractual Maturities of Financial Liabilities and Future Interest Payments at December 31, 2011

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Borrowings at fair value	11,756,421	12,827,396	3,155,904	2,218,600	2,094,462	797,326	2,378,595	2,182,509
	10,621,940	11,447,458	2,811,601	2,093,969	1,974,704	525,365	2,280,618	1,761,201
Financial liabilities without derivatives								
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings at amortized cost	1,146,536	1,731,268	210,081	414,127	61,847	322,421	43,993	678,799
	3,121,221	3,705,953	2,184,766	414,127	61,847	322,421	43,993	678,799
Total financial liabilities	**13,743,161**	**15,153,411**	**4,996,367**	**2,508,096**	**2,036,551**	**847,786**	**2,324,611**	**2,440,000**
Represented by:								
Derivative liabilities	(1,134,481)	(1,379,938)	(344,303)	(124,631)	(119,758)	(271,961)	(97,977)	(421,308)
Accounts payable	1,974,685	1,974,685	1,974,685	-	-	-	-	-
Borrowings	12,902,957	14,558,664	3,365,985	2,632,727	2,156,309	1,119,747	2,422,588	2,861,308

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In line with this policy, during the year ended December 31, 2012, the Bank's currency alignment was adjusted to maintain it within an acceptable band of the composition of the currencies making up the SDR. In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, USD and Tunisian Dinar.

Net currency position at December 31, 2012 and 2011 was as follows:

Net Currency Position at December 31, 2012

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	257,972	90,403	253,254	4,187	275,637	881,453	-	881,453
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value [(a)]	1,591,915	1,714,312	11,712	189,416	142,441	3,649,796	-	3,649,796
Investments at amortized cost	874,404	1,368,458	201,055	445,756	-	2,889,673	-	2,889,673
Non-negotiable instruments on account of capital	-	1,690	-	-	-	1,690	284	1,974
Accounts receivable	77,953	293,450	42,391	41,370	276,771	731,935	30,733	762,668
Loans	4,704,154	4,669,029	376,905	2,354	1,220,216	10,972,658	-	10,972,658
Equity participations	46,821	285,949	-	-	43,957	376,727	61,828	438,555
Other debt security	-	-	-	-	76,537	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	7,553,219	8,423,291	885,317	683,083	2,039,360	19,584,270	123,907	19,708,177
Liabilities								
Accounts payable	(1,090,479)	135,102	(117,042)	(31,813)	(684,924)	(1,789,156)	(293,916)	(2,083,072)
Borrowings	-	(7,236,808)	(1,540,755)	-	(4,501,237)	(13,278,800)	-	(13,278,800)
Currency swaps on borrowings and related derivatives [(b)]	(4,657,100)	1,065,808	1,250,560	-	3,334,512	993,780	-	993,780
	(5,747,579)	(6,035,898)	(407,237)	(31,813)	(1,851,649)	(14,074,176)	(293,916)	(14,368,092)
Currency position of equity as at December 31, 2012	**1,805,640**	**2,387,393**	**478,080**	**651,270**	**187,711**	**5,510,094**	**(170,009)**	**5,340,085**
% of subtotal	32.77	43.33	8.67	11.82	3.41	100.00	-	100.00
SDR composition as at December 31, 2012	36.30	42.96	9.10	11.64	-	100.00	-	100.00

(a) Investments measured at fair value comprise:

Investments measured at fair value	3,597,839
Derivative assets	55,383
Derivative liabilities	(3,426)
Amount per statement of net currency position	3,649,796

(b) Currency swaps on borrowings comprise:

Derivative assets	1,502,950
Derivative liabilities	(509,170)
Net swaps on borrowings per statement of net currency position	993,780

Net Currency Position at December 31, 2011

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Other	Subtotal	Units of Account	Total
Assets								
Cash	90,186	16,910	155,641	3,178	78,241	344,156	-	344,156
Demand obligations	-	-	-	-	3,801	3,801	-	3,801
Investments – measured at fair value [(a)]	2,082,539	2,136,691	-	33,972	178,815	4,432,017	-	4,432,017
Investments at amortized cost	998,915	1,473,668	311,721	434,059	-	3,218,363	-	3,218,363
Non-negotiable instruments on account of capital	-	2,465	-	-	-	2,465	579	3,044
Accounts receivable	127,025	430,742	(41,054)	10,721	356,992	884,426	30,424	914,850
Loans	3,699,442	4,306,647	459,572	2,263	837,440	9,305,364	-	9,305,364
Equity participations	28,698	174,008	-	-	44,781	247,487	62,275	309,762
Other debt security	-	-	-	-	79,990	79,990	-	79,990
Other assets	-	-	-	-	-	-	13,337	13,337
	7,026,805	8,541,131	885,880	484,193	1,580,060	18,518,069	106,615	18,624,684
Liabilities								
Accounts payable	(876,273)	(481,111)	(120,793)	(668)	(324,258)	(1,803,103)	(171,582)	(1,974,685)
Borrowings	-	(6,931,615)	(1,771,545)	-	(4,199,797)	(12,902,957)	-	(12,902,957)
Currency swaps on borrowings and related derivatives [(b)]	(4,531,684)	1,090,151	1,499,964	-	3,076,050	1,134,481	-	1,134,481
	(5,407,957)	(6,322,575)	(392,374)	(668)	(1,448,005)	(13,571,579)	(171,582)	(13,743,161)
Currency position of equity as at December 31, 2011	**1,618,849**	**2,218,556**	**493,506**	**483,525**	**132,055**	**4,946,490**	**(64,967)**	**4,881,523**
% of subtotal	**32.73**	**44.85**	**9.98**	**9.77**	**2.67**	**100.00**	**-**	**100.00**
SDR composition as at December 31, 2011	**35.66**	**43.01**	**10.15**	**11.18**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:

Investments measured at fair value	4,372,106
Derivative assets	66,001
Derivative liabilities	(6,090)
Amount per statement of net currency position	4,432,017

(b) Currency swaps on borrowings comprise:

Derivative assets	1,630,680
Derivative liabilities	(496,199)
Net swaps on borrowings per statement of net currency position	1,134,481

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of four currencies, namely the US dollar, Euro, Japanese yen and Pound sterling. The weight of each currency in the basket is reviewed by the International Monetary Fund (IMF) every five years and the last revision became effective on January 1, 2011 based on the value of exports of goods and services and international reserves. The SDR rate represents the sum of specific amounts of the four basket currencies valued in U.S dollars, on the basis of the exchange rates quoted at noon each day in the London market.

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of December 31, 2012 and 2011, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations at December 31, 2012

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD								
EUR	2,263.63	2,118.32	467.27	608.59	7.50	5,465.32	1.57	3bps
GBP	2,318.68	1,972.57	478.64	685.73	7.50	5,463.12	(0.63)	1bps
JPY	2,324.51	1,977.53	527.82	624.96	7.50	5,462.33	(1.42)	3bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	8.25	5,464.50	0.75	1bps
Net assets resulting from a 10% depreciation against the USD								
EUR	2,425.74	1,876.05	500.74	652.18	7.50	5,462.22	(1.53)	3bps
GBP	2,370.91	2,017.01	489.42	579.49	7.50	5,464.33	0.58	1bps
JPY	2,365.40	2,012.32	443.89	635.95	7.50	5,465.06	1.31	2bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,345.75	1,995.60	484.22	630.67	6.82	5,463.07	(0.68)	1bps
Assumptions:								
Base net assets	2,299.56	1,759.73	488.98	630.67	161.34	5,340.28		
Currency weight	0.66	0.42	12.10	0.11	-	-	-	-
Base exchange rate	1.54	1.17	132.42	0.95	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations at December 31, 2011

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD								
EUR	2,144.79	1,950.87	470.59	459.89	27.55	5,053.69	4.53	9bps
GBP	2,196.72	1,816.46	481.99	518.13	27.55	5,040.85	(8.31)	16bps
JPY	2,198.85	1,818.23	530.70	471.49	27.55	5,046.82	(2.34)	5bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	30.30	5,051.91	2.75	5bps
Net assets resulting from a 10% depreciation against the USD								
EUR	2,295.61	1,725.67	503.68	492.24	27.55	5,044.75	(4.41)	9bps
GBP	2,243.99	1,855.55	492.36	437.43	27.55	5,056.88	7.72	15bps
JPY	2,241.97	1,853.88	447.19	480.74	27.55	5,051.33	2.17	4bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,221.23	1,836.73	487.36	476.29	25.04	5,046.65	(2.50)	5bps
Assumptions:								
Base net assets	2,193.20	1,585.97	508.80	476.29	117.26	4,881.52	-	-
Currency weight	0.6600	0.4230	12.1000	0.1110	-	-	-	-
Base exchange rate	1.5341	1.1868	118.9044	0.9948	-	-	-	-

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

1) the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets;

2) the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

Interest rate risk position as at December 31, 2012 and 2011 was as follows:

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	881,453	-	-	-	-	-	-	881,453
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments [(a)]	4,171,158	321,470	481,230	275,130	331,810	992,550	(33,879)	6,539,469
Non-negotiable instruments on account of capital	768	510	452	105	68	71	-	1,974
Accounts receivable	960,472	-	-	-	-	-	(197,804)	762,668
Loans – disbursed and outstanding	8,323,002	231,290	224,256	279,831	233,495	1,722,438	-	11,014,312
Hedged loans – fair value adjustment	-	-	-	-	-	-	86,854	86,854
Accumulated impairment for loan losses	-	-	-	-	-	-	(128,508)	(128,508)
Equity participations	-	-	-	-	-	-	438,555	438,555
Other debt securities	-	-	-	-	-	76,537	-	76,537
Other assets	-	-	-	-	-	-	31,062	31,062
	14,340,654	553,270	705,938	555,066	565,373	2,791,596	196,280	19,708,177
Liabilities								
Accounts payable	(2,083,072)	-	-	-	-	-	-	(2,083,072)
Borrowings [(b)]	(11,672,232)	(202,015)	(241)	(245,219)	(241)	(174,834)	9,762	(12,285,020)
Macro-hedge swaps	(444,639)	50,100	103,514	103,309	95,974	91,742	-	-
	(14,199,943)	(151,915)	103,273	(141,910)	95,733	(83,092)	9,762	(14,368,092)
Interest rate risk position as at December 31, 2012*	**140,711**	**401,355**	**809,211**	**413,156**	**661,106**	**2,708,504**	**206,042**	**5,340,085**

* *Interest rate risk position represents equity.*

(a) Treasury investments comprise:	
Treasury investments	6,487,512
Derivative assets – investments	55,383
Derivative liabilities – investments	(3,426)
Amount per statement of interest rate risk	6,539,469

(b) Borrowings comprise:	
Borrowings	13,278,800
Derivative assets – borrowings	(1,502,950)
Derivative liabilities – borrowings	509,170
Net borrowings per statement of interest rate risk	12,285,020

Interest Rate Risk Position as at December 31, 2011

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	344,156	-	-	-	-	-	-	344,156
Demand obligations	3,801	-	-	-	-	-	-	3,801
Treasury investments [(a)]	4,820,278	548,305	291,080	465,015	293,919	1,282,088	(50,305)	7,650,380
Non-negotiable instruments on account of capital	869	967	497	453	105	153	-	3,044
Accounts receivable	1,099,738	-	-	-	-	-	(184,888)	914,850
Loans – disbursed and outstanding	6,860,083	205,156	190,770	253,768	189,769	1,673,971	-	9,373,517
Hedged loans-fair value adjustment	-	-	-	-	-	-	49,871	49,871
Accumulated provision for loan impairment	-	-	-	-	-	-	(118,024)	(118,024)
Equity participations	-	-	-	-	-	-	309,762	309,762
Other debt securities	-	-	-	-	-	79,990	-	79,990
Other assets	-	-	-	-	-	-	13,337	13,337
	13,128,925	754,428	482,347	719,236	483,793	3,036,202	19,753	18,624,684
Liabilities								
Accounts payable	(1,974,685)	-	-	-	-	-	-	(1,974,685)
Borrowings [(b)]	(10,861,129)	(335,460)	(230)	(266,171)	(229)	(287,080)	(18,177)	(11,768,476)
Macro-hedge swaps	(521,912)	78,162	50,154	103,371	102,832	187,393	-	-
	(13,357,726)	(257,298)	49,924	(162,800)	102,603	(99,687)	(18,177)	(13,743,161)
Interest rate risk position as at December 31, 2011*	**(228,801)**	**497,130**	**532,271**	**556,436**	**586,396**	**2,936,515**	**1,576**	**4,881,523**

* *Interest rate risk position represents equity.*

(a) Treasury investments comprise:

Treasury investments	7,590,469
Derivative assets – investments	66,001
Derivative liabilities – investments	(6,090)
Amount per statement of interest rate risk	7,650,380

(b) Borrowings comprise:

Borrowings	12,902,957
Derivative assets – borrowings	(1,630,680)
Derivative liabilities – borrowings	496,199
Net borrowings per statement of interest rate risk	11,768,476

Interest Rate Risk on Assets Funded by Debt

Over half of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering "variable rate" loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. These pools are funded with a mix of fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (six-month Libor floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a six-month Libor floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month Libor floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard six-month Libor rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month Libor-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro Commercial Paper. The Bank manages refinancing risk by limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets is funded by equity reprice in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of 2011 and 2012, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Interest Rate Risk Sensitivity Analysis

Net Interest Margin Sensitivity
A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.67 million and UA 5.55 million as of December 31, 2012 and 2011, respectively.

Fair Value Sensitivity
Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at fair value through profit or loss. The table below shows the effect of a parallel yield curve movement of +/- 100 bps of each of the currencies in the trading investment portfolio and the borrowings and derivative portfolios as of December 31, 2012 and 2011, respectively. However, due to the low level of interest rates across the Japanese Yen yield curve, the sensitivity analysis in 2012 and 2011 for assets and liabilities denominated in Japanese Yen reflect a parallel movement in the yield curve of +/- 10 bps.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift	
	2012 Gain/(Loss)	2011 Gain/(Loss)	2012 Gain/(Loss)	2011 Gain/(Loss)
Investments at fair value through profit or loss	(9,151)	(12,946)	11,229	14,279
Fair-valued borrowings and derivative portfolios	66,451	114,578	(77,118)	(126,498)

Prepayment Risk
In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997. Although the Bank is unable to charge a prepayment penalty on such older loans, in practice the level of prepayments has generally been within acceptable levels. In 2005, prepayments of pre-1997 loans declined sharply to UA 70 million compared to the amounts in prior years, due in large part to increased market interest rates. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. In 2006, total prepayments of UA 298 million included an amount of UA 192 million in respect of market-based floating rate loans, while in 2007, total prepayment amounted to UA 199 million, of which 98 percent related to market-based loans. Prepayment in 2008 amounted to UA 17 million while prepayments in 2009 and 2010 were UA 20 million and UA 67 million, respectively. No prepayments were received in the year ended December 31, 2011. Prepayments in the year ended December 31, 2012 amounted to UA 21.71 million.

Operational Risk
Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions and includes losses attributable to failures of internal processes in credit and market operations.

The Internal Control Unit (ICU) of the Bank is responsible for implementing the Integrated Internal Control Framework (IICF) which consists of two phases. Phase one relates to the implementation of Internal Control over Financial Reporting (ICFR) based on the COSO Framework as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's annual report.

Phase two of the IICF entails the implementation of Operational Risk Management Framework which is intended to address risks inherent in other business processes not covered by ICFR. The Operational Risk Management Framework (ORM) was approved by the Board of Directors in March 2012 as the first step in addressing risks related to business processes and the implementation process is ongoing. The implementation of ORM will ensure a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It will also provide the basis for applying advanced measurement approach in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes. This responsibility is supported by institutional standards in the following areas:

- Requirements for appropriate segregation of duties, including the independent authorization of transactions
- Requirements for the reconciliation and monitoring of transactions
- Documentation of controls and procedures
- Training and professional development
- Risk mitigation including insurance where this is effective

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, which makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC that closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the business continuity Unit (BCPU) that follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Fraud and Investigations Department and the existence of a Whistleblower Protection Policy.

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at December 31, 2012 and 2011:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

December 31, 2012	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair Value	Designated at Fair Value				
Cash	-	-	-	881,453	881,453	881,453
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	3,597,839	-	-	2,889,673	6,487,512	6,751,879
Derivative assets	1,558,333	-	-	-	1,558,333	1,558,333
Non-negotiable instruments on account of capital	-	-	-	1,974	1,974	1,974
Accounts receivable	-	-	-	762,668	762,668	762,668
Loans	16,707	-	-	10,869,097	10,885,804	11,105,922
Equity participations	-	-	438,555	-	438,555	438,555
Other debt securities	-	-	-	76,537	76,537	76,537
Total financial assets	**5,172,879**	**-**	**438,555**	**15,485,203**	**21,096,637**	**21,581,122**
Accounts payable	-	-	-	2,083,072	2,083,072	2,083,072
Derivative liabilities	512,596	-	-	-	512,596	512,596
Borrowings	-	12,175,956	-	1,102,844	13,278,800	13,482,135
Total financial liabilities	**512,596**	**12,175,956**	**-**	**3,185,916**	**15,874,468**	**16,077,803**

(UA thousands)

December 31, 2011	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair Value	Designated at Fair Value				
Cash	-	-	-	344,156	344,156	344,156
Demand obligations	-	-	-	3,801	3,801	3,801
Treasury investments	4,372,106	-	-	3,218,363	7,590,469	7,812,986
Derivative assets	1,696,681	-	-	-	1,696,681	1,696,681
Non-negotiable instruments on account of capital	-	-	-	3,044	3,044	3,044
Accounts receivable	-	-	-	914,850	914,850	914,850
Loans	-	-	-	9,255,493	9,255,493	9,920,085
Equity participations	-	-	309,762	-	309,762	309,762
Other debt securities	-	-	-	79,990	79,990	79,990
Total financial assets	**6,068,787**	**-**	**309,762**	**13,819,697**	**20,198,246**	**21,085,355**
Accounts payable	-	-	-	1,974,685	1,974,685	1,974,685
Derivative liabilities	502,289	-	-	-	502,289	502,289
Borrowings		11,756,421	-	1,146,536	12,902,957	13,119,945
Total financial liabilities	**502,289**	**11,756,421**	**-**	**3,121,221**	**15,379,931**	**15,596,919**

The table below classifies the Bank's financial instruments that were carried at fair value at December 31, 2012 and 2011 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2012	2011	2012	2011	2012	2011	2012	2011
Treasury investments	2,158,492	2,677,417	1,313,023	1,633,882	126,324	60,806	3,597,839	4,372,105
Derivative assets	3,415	5,311	1,533,916	1,616,009	21,002	75,361	1,558,333	1,696,681
Loans	-	-	16,708	-	-	-	16,708	-
Equity participations	6,473	3,689	-	-	432,082	306,073	438,555	309,762
Total financial assets	**2,168,380**	**2,686,417**	**2,863,647**	**3,249,891**	**579,408**	**442,240**	**5,611,435**	**6,378,548**
Derivative liabilities	-	-	(509,975)	(467,299)	(2,621)	(34,990)	(512,596)	(502,289)
Borrowings	(4,928,074)	(5,565,955)	(7,022,769)	(5,929,638)	(225,114)	(260,839)	(12,175,957)	(11,756,432)
Total financial liabilities	**(4,928,074)**	**(5,565,955)**	**(7,532,744)**	**(6,396,937)**	**(227,735)**	**(295,829)**	**(12,688,553)**	**(12,258,721)**

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2011 and 2012 is made up as follows:

(UA thousands)

	Held-for-Trading Treasury Investments	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Available-for-Sale Equity Participations	Derivative Assets	Derivative Liabilities	Borrowings
2011							
Balance at January 1, 2011	105,797	-	-	258,454	65,225	(39,821)	(260,570)
Transfer arising from adoption of IFRS 9	(105,797)	105,797	258,454	(258,454)	-	-	-
Gains on unquoted equity investments following adoption of IFRS 9	-	-	30,790	-	-	-	-
(Losses)/Gains recognized in income statement	-	(15,151)	-	-	13,743	1,311	(11,903)
Losses recognized in statement of comprehensive income	-	-	(27,996)	-	-	-	-
Purchases, issues and settlements (net)	-	(29,547)	53,066	-	(10,100)	1,908	23,769
Reclassification	-	-	-	-	-	314	-
Translation effects	-	(293)	(8,241)	-	8,463	(672)	(12,135)
Transfer between assets and liabilities	-	-	-	-	(1,970)	1,970	-
Balance at December 31, 2011	**-**	**60,806**	**306,073**	**-**	**75,361**	**(34,990)**	**(260,839)**
2012							
Balance at January 1, 2012	-	60,806	306,073	-	75,361	(34,990)	(260,839)
(Losses)/Gains recognized in income statement	-	(4,646)	-	-	5,592	-	(17,808)
Gains recognized in statement of comprehensive income	-	-	52,473	-	-	397	-
Purchases, issues and settlements (net)	-	69,894	68,388	-	(14,089)	(326)	30,951
Reclassification	-	-	-	-	-	-	-
Translation effects	-	270	5,148	-	(12,174)	(1,389)	22,582
Transfer between assets and liabilities	-	-	-	-	(33,688)	33,688	-
Balance at December 31, 2012	**-**	**126,324**	**432,082**	**-**	**21,002**	**(2,621)**	**(225,114)**

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

Day One Profit and Loss

The unamortized balances of day one profit and loss at December 31, 2012 and 2011 were made up as follows:

(UA thousands)

	2012	2011
Balance at January 1	133,258	132,198
New transactions	22,931	14,807
Amounts recognized in income statement during the year	(16,872)	(16,504)
Translation effects	(10,300)	2,757
Balance at December 31	**129,017**	**133,258**

NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross- currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2012, the Bank had received collateral with fair value of UA 914 million in connection with swap agreements. Of this amount, a total UA 813 million was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable". The balance of UA 101 million was in the form of liquid financial assets.

At December 31, 2012 and 2011, the Bank had no securities sold under repurchase agreements (repos).

The composition of treasury investments as at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Treasury investments mandatorily measured at fair value through profit or loss	3,597,839	4,372,106
Treasury investments at amortized cost	2,898,638	3,227,610
Provision for impairment on investments	(8,965)	(9,247)
Total	**6,487,512**	**7,590,469**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Bank's treasury investments mandatorily measured at FVTPL as at December 31, 2012 and 2011 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Time deposits	233.61	144.46	-	811.41	137.17	23.77	142.43	172.35	513.21	1,151.99
Asset-backed securities	60.69	35.56	56.04	25.19	9.55	-	-	-	126.28	60.75
Government and agency obligations	833.21	1,065.18	511.79	312.50	10.70	10.66	-	6.47	1,355.70	1,394.81
Corporate bonds	26.89	40.66	0.32	0.75	-	-	11.71	-	38.92	41.41
Financial institutions	442.35	722.32	821.73	902.71	10.02	-	-	-	1,274.10	1,625.03
Supranational	72.17	73.28	194.88	24.84	22.58	-	-	-	289.63	98.12
Total	**1,668.92**	**2,081.46**	**1,584.76**	**2,077.40**	**190.02**	**34.43**	**154.14**	**178.82**	**3,597.84**	**4,372.11**

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2012 was UA 3,579.31 million (2011: UA 4,373.50 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended December 31, 2012 was 1.89% (2011: 1.22%).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012	2011
One year or less	2,084.38	2,522.12
More than one year but less than two years	912.85	1,056.16
More than two years but less than three years	462.27	582.61
More than three years but less than four years	7.52	133.11
More than four years but less than five years	19.81	17.64
More than five years	111.01	60.47
Total	**3,597.84**	**4,372.11**

Treasury Investments at Amortized Cost

A summary of the Bank's treasury investments at amortized cost at December 31, 2012 and 2011 was as follows:

(UA millions)

	US Dollar		Euro		GBP		Other Currencies		All Currencies	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Asset-backed securities	188.30	188.06	-	-	-	-	-	-	188.30	188.06
Government and agency obligations	692.11	685.73	567.69	616.64	210.19	202.03	140.31	230.37	1,610.30	1,734.77
Corporate bonds	83.56	112.38	-	-	25.69	22.84	-	5.03	109.25	140.25
Financial institutions	23.61	80.46	148.32	222.36	18.73	44.75	60.75	67.96	251.41	415.53
Supranational	389.84	415.57	158.39	160.63	191.15	164.44	-	8.36	739.38	749.00
Total	**1,377.42**	**1,482.20**	**874.40**	**999.63**	**445.76**	**434.06**	**201.06**	**311.72**	**2,898.64**	**3,227.61**

The nominal value of treasury investments at amortized cost as at December 31, 2012 was UA 2,932.52 million (2011: UA 3,268.67 million). The average yield of treasury investments at amortized cost for the year ended December 31, 2012 was 3.70% (2011: 3.63%).

The contractual maturity structure of treasury investments at amortized cost as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012	2011
One year or less	531.26	387.68
More than one year but less than two years	320.03	550.47
More than two years but less than three years	474.03	289.17
More than three years but less than four years	274.62	455.21
More than four years but less than five years	332.87	284.83
More than five years	965.83	1,260.25
Total	**2,898.64**	**3,227.61**

The fair value of treasury investments at amortized cost at December 31, 2012 was UA 3,154 million (2011: 3,440.88 million).

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012		2011	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	1,237,105	378,198	1,357,151	357,709
Interest rate swaps	253,508	1,183	226,747	7,469
Loan swaps	12,337	128,871	44,594	131,021
Embedded derivatives	-	918	2,188	-
	1,502,950	509,170	1,630,680	496,199
Investments-related:				
Asset swaps	4,370	3,426	3,642	6,090
Macro-hedge swaps and others	51,013	-	62,359	-
	55,383	3,426	66,001	6,090
Total	**1,558,333**	**512,596**	**1,696,681**	**502,289**

The notional amounts of derivative financial assets and financial liabilities at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Borrowings-related:		
Cross-currency swaps	8,980,284	9,105,096
Interest rate swaps	4,297,187	4,294,970
Loan swaps	1,284,002	1,246,951
Embedded derivatives	13,532	27,656
	14,575,005	14,674,673
Investments-related:		
Asset swaps	202,489	224,624
Macro-hedge swaps	444,639	521,912
	647,128	746,536
Total	**15,222,133**	**15,421,209**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2012, the Bank had 2,934 contracts in Euro and 2,703 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 83 contracts with a nominal value of Euro 100,000 for each contract.

Administrative Expenses Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, TND and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at December 31, 2012 and 2011, there were no open positions with respect to the forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at December 31, 2012 was a liability of UA 128.87 million. The fair value loss on these loan swaps for the year ended December 31, 2012 was UA 30.76 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 30.77 million. Therefore, the hedge ineffectiveness recognized in profit or loss was a gain of UA 0.01 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value as at January 1, 2011. For 2012, the amortization of fair value adjustment on the hedged risk amounted to UA 5.51 million.

NOTE H – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1. Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2. Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors' Resolution B/BG/2010/08 of May 27, 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional member countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At December 31, 2012 and 2011, the non-negotiable notes balances were as follows:

(UA thousands)

	2012	2011
Balance at January 1	3,044	4,625
Net movement for the year	(1,070)	(1,581)
Balance at December 31	**1,974**	**3,044**

NOTE I – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs, and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered multi-currency variable rate loans to its borrowers. The variable interest rate is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate loans to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January, 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and the reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6)-month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule of the loan. The funding spread comprises a funding cost margin and a market risk premium as determined by the Bank.As part of the fixed lending rate, the funding spread remains fixed for the maturity of the loan for which the lending rate has been fixed. Prior to fixing the lending rate, the single currency fixed rate loan is essentially a variable spread loan.

Fixed Spread Loans: In January 2005, the Bank reviewed the entire set of products and lending processes and adjusted the pricing of its market-based loan products for the first time since their introduction in October 1997. To this effect, the Bank simplified the pricing for sovereign and sovereign-guaranteed borrowers and suspended variable spread loans by eliminating the funding cost margin and market risk premium.The simplification resulted in a single lending product known as the fixed spread loan with a simple pricing based on a fixed spread over Libor and no other charges.

Enhanced Variable Spread Loans: In January 2009, in response to the impact of the global financial crisis and the ensuing increase in funding costs for all categories of issuers, the Bank revised the financial terms and conditions offered to its sovereign and sovereign-guaranteed clients to ensure a full cost pass through of its borrowing costs to its clients, thereby safeguarding its financial integrity and its ability to remain a stable source of long-term funding. As a result, the Bank temporarily suspended the fixed spread loan product for sovereign and sovereign-guaranteed borrowers, and reintroduced the variable spread loan. For non-sovereign-guaranteed borrowers the fixed spread loan product is still applicable.

In December 2009, the Bank introduced the enhanced variable spread loan product, which offers to variable spread loan borrowers a free option to fix the floating base rate. Currently, the Bank's only standard loan product for sovereign and sovereign-guaranteed borrowers is the Enhanced Variable Spread Loan.

In May 2010, the lending margin of the enhanced variable spread loan was increased to 60 basis points (from 40 basis points) for every loan approved after January 1, 2011. For non-sovereign-guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Others: Other loan structures offered by the Bank include parallel co-financing and A/B syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. During the year ended December 31, 2012, the equivalent of USD 810 million was approved for the first syndication transaction by the Bank through B-loans. The Bank's A share of this loan was USD 400 million of which an amount of UA 84.13 million was disbursed at the end of December 2012.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle for local currency loans to ensure that the overall cost of funds is compensated.

At December 31, 2012 and 2011, outstanding loans were as follows:

(UA thousands)

	2012	2011
Outstanding balance of loans – amortized cost	10,997,605	9,373,517
Outstanding balance of loans – fair value	16,707	-
	11,014,312	9,373,517
Less: accumulated provision for impairment	(128,508)	(118,024)
Balance at December 31	**10,885,804**	**9,255,493**

During the year ended December 31, 2012, the Bank disbursed a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. The fair value of this loan has been determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread which was estimated based on the Bank's internal rating methodology for non-sovereign loans.

Fair Value of Loans

At December 31, 2012 and 2011, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2012		2011	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate loans	8,179,735	8,278,621	6,316,918	6,505,946
Floating rate loans	2,585,627	2,579,231	2,743,419	3,099,429
Variable rate loans	248,950	248,070	313,180	314,710
	11,014,312	11,105,922	9,373,517	9,920,085
Accumulated provision for impairment	(128,508)	-	(118,024)	-
Net loans	**10,885,804**	**11,105,922**	**9,255,493**	**9,920,085**

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012				2011
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	371.24	352.20	211.25	934.69	810.55
More than one year but less than two years	377.21	321.32	25.04	723.57	660.78
More than two years but less than three years	556.47	433.76	4.98	995.21	674.39
More than three years but less than four years	568.35	262.93	3.64	834.92	887.04
More than four years but less than five years	592.29	225.69	2.93	820.91	706.19
More than five years	5,714.17	989.73	1.11	6,705.01	5,634.57
Total	**8,179.73**	**2,585.63**	**248.95**	**11,014.31**	**9,373.52**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

The currency composition and types of outstanding loans as at December 31, 2012 and 2011 were as follows:

(Amounts in UA millions)

			2012		2011	
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	71.71		76.16	
		Japanese Yen	341.06		403.37	
		Pound Sterling	2.55		2.45	
		Swiss Franc	131.53		137.69	
		US Dollar	186.86		198.09	
		Others	0.37		0.35	
			734.08	6.66	818.12	8.73
	Single Currency	Euro	4,032.46		3,000.34	
		Japanese Yen	8.12		11.06	
		South African Rand	891.01		484.71	
		US Dollar	2,511.03		2,002.69	
		Others	3.03		-	
			7,445.65	67.60	5,498.80	58.66
Floating Rate:	Single Currency	Euro	469.55		496.31	
		Japanese Yen	17.53		21.84	
		South African Rand	193.60		214.36	
		US Dollar	1,904.94		2,010.91	
			2,585.62	23.48	2,743.42	29.27
Variable Rate:	Multi-Currency	Euro	51.03		64.23	
		Japanese Yen	1.79		4.36	
		Swiss Franc	-		0.04	
		US Dollar	102.66		105.63	
			155.48	1.41	174.25	1.86
	Single Currency	Euro	29.94		46.50	
		Japanese Yen	21.35		33.19	
		Swiss Franc	1.37		2.05	
		US Dollar	40.82		57.18	
			93.48	0.85	138.93	1.48
Total			11,014.31	100.00	9,373.52	100.00

The weighted average yield on outstanding loans for the year ended December 31, 2012 was 3.47% (2011: 3.56%).

A comparative summary of the currency composition of outstanding loans at December 31, 2012 and 2011 was as follows:

(Amounts in UA millions)

	2012		2011	
	Amount	%	Amount	%
Euro	4,654.70	42.26	3,683.53	39.30
Japanese Yen	389.85	3.54	473.83	5.05
Pound Sterling	2.55	0.02	2.45	0.03
South African Rand	1,084.61	9.85	699.07	7.46
Swiss Franc	132.89	1.21	139.78	1.49
US Dollar	4,746.31	43.09	4,374.51	46.67
Others	3.40	0.03	0.35	-
Total	**11,014.31**	**100.00**	**9,373.52**	**100.00**

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Accrued income and charges receivable on loans	393,016	378,011
Less: accumulated provision for impairment	(197,804)	(184,888)
Balance at December 31	**195,212**	**193,123**

Provision for Impairment on Loan Principal and Charges Receivable

At December 31, 2012, outstanding loans with an aggregate principal balance of UA 310.92 million (2011: UA 306.70 million), of which UA 269.13 million (2011: UA 271.82 million) was overdue, were considered to be impaired

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Outstanding balance on impaired loans	310,916	306,704
Less: accumulated provision for impairment	(128,508)	(118,024)
Net balance on impaired loans	**182,408**	**188,680**
Charges receivable and accrued income on impaired loans	278,687	262,437
Less: accumulated provision for impairment	(197,804)	(184,888)
Net charges receivable and accrued income on impaired loans	**80,883**	**77,549**

The movements in the accumulated provision for impairment on outstanding loan principal for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Balance at January 1	118,024	114,207
Provision for impairment on loan principal for the year	12,339	3,296
Provision reversal for loan written off	(798)	-
Translation effects	(1,057)	521
Balance at December 31	**128,508**	**118,024**

Accumulated provision for impairment on outstanding loan principal included those relating to private sector loans. During the year ended December 31, 2012, provision for impairment made on private sector loans principal amounted to UA 11.13 million (2011: UA 12.53). The accumulated provisions on private sector loans at December 31, 2012 amounted to UA 34.96 million.

The movements in the accumulated provision for impairment on loan interest and charges receivable for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Balance at January 1	184,888	169,165
Provision for impairment on loan charges for the year	17,349	14,381
Provision reversal for loan written off	(1,478)	-
Translation effects	(2,955)	1,342
Balance at December 31	**197,804**	**184,888**

Accumulated provision for impairment on loan interest and charges receivable included those relating to private sector loans. During the year ended December 31, 2012, provision for impairment made on interest and charges receivable on private sector loans amounted to UA 2.98 million (2011: UA 2.06 million). The accumulated provision on interest and charges receivable on private sector loans at December 31, 2012 amounted to UA 15.15 million.

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2012, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 3.29 million (2011: no guarantees).

Also, the Bank may provide repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Guarantees provided by the Bank to some of its borrowers outstanding at December 31, 2012 amounted to UA 14.27 million (2011: UA 10.43 million).

NOTE J – EQUITY PARTICIPATIONS

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were pro-

vided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended December 31, 2012 amounted to UA 185.27 million (2011: UA 159.33 million), representing 65.91 percent (2011: 68.76 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At December 31, 2012, the Bank's pro-rata or economic share in ADF was 0.58 percent (2011: 0.63 percent).

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative described in Note V-2, the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their HIPC completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank currently holds less than 20 percent of the total equity capital of most of the institutions in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of May 13, 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The Bank's equity interests at the end of 2012 and 2011 are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	Callable Capital	Carrying Value 2012	Carrying Value 2011
African Development Fund	1972	-	111,741	111,741
Accumulated share of profit/(loss) & impairment on January 1			(49,466)	(48,878)
Share of loss for the year			(397)	(437)
Impairment for the year			(49)	(152)
		-	61,829	62,274
DIRECT INVESTMENTS				
Development Finance Institutions				
African Export and Import Bank	1993	9,760	21,447	19,175
African Guarantee Fund	2011	-	6,458	651
Central African Development Bank (BDEAC)	1975	2,354	850	830
East African Development Bank	1967	-	4,279	3,162
Eastern and Southern African Trade and Development Bank	1985	35,395	10,942	8,608
Great Lakes Development Bank (BDEGL)*	1980	-	-	-
Infrastructure Development Bank of Zimbabwe*	1984	-	-	-
National Development Bank of Sierra Leone*	-	-	-	-
Shelter Afrique	1982	-	11,778	11,752
TCX Investment Company Mauritius Limited	2007	120	19,290	16,139
West African Development Bank (BOAD)	1973	2,354	3,173	2,940
		49,983	78,217	63,257
Commercial Banks				
United Bank for Africa	1961	-	6,473	3,689
		-	6,473	3,689
Microfinance Institutions				
AB Microfinance Bank Nigeria Limited	2007	-	748	728
AccessBank Liberia Limited	2008	-	865	946
AccessBank Tanzania Limited	2007	-	363	317
Advans Banque Congo	2008	-	1,116	802
K-REP Bank Limited	1997	-	2,525	1,814
		-	5,617	4,607
Insurance				
Africa-Re	1977	-	31,845	21,644
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	-	9,407	5,029
		-	41,252	26,673
TOTAL DIRECT INVESTMENTS		49,983	131,559	98,226
FUNDS				
Africa Capitalization Fund	2010	13,651	13,897	625
Africa Health Fund LLC	2009	5,833	3,261	1,621
Africa Joint Investment Fund	2010	1,531	9,320	4,445
African Agriculture Fund LLC	2010	18,719	5,405	849
African Infrastructure Investment Fund 2	2009	14,295	2,486	1,648
AfricInvest Fund II LLC	2008	3,843	11,651	7,048
Agri-Vie Fund PCC	2008	3,998	4,427	3,689
Argan Infrastructure Fund	2010	11,900	1,053	268
Atlantic Coast Regional Fund LLC	2008	325	10,173	4,423
Aureos Africa Fund LLC	2007	4,446	16,251	9,967
Carlyle Sub-Saharan Africa Fund	2012	28,950	3,767	-
Catalyst Fund I LLC	2010	7,421	1,844	670
Cauris Croissance II Fund	2012	3,965	944	-
ECP Africa Fund I PCC	1998	77	2,275	2,461
ECP Africa Fund II PCC	2005	7,962	24,081	22,574
ECP Africa Fund III PCC	2008	13,331	21,879	9,831
Eight Miles LLP	2012	12,748	103	-
Evolution One Fund	2010	5,186	2,353	249
GEF Africa Sustainable Forestry Fund	2011	5,011	9,896	516
GroFin Africa Fund	2008	4,455	4,946	2,622
Helios Investors II (Mauritius) Limited	2011	10,120	9,859	5,034
I & P Afrique Entrepreneurs	2012	5,193	808	-
Investment Fund for Health in Africa	2010	2,478	6,609	2,156
Maghreb Private Equity Fund II (Mauritius) PCC	2008	1,373	16,243	14,803
Maghreb Private Equity Fund III (Mauritius) PCC	2012	15,720	3,709	-
New Africa Mining Fund II	2010	13,729	17	34
Pan African Infrastructure Development Fund	2007	10,421	17,021	14,376
Pan-African Investment Partners II Limited	2008	20,181	7,615	715
South Africa Infrastructure Fund	1996	899	31,963	38,447
West Africa Emerging Markets Fund	2011	4,259	1,311	191
TOTAL FUNDS		252,020	245,167	149,262
TOTAL DIRECT INVESTMENTS AND FUNDS		302,003	376,726	247,488
GRAND TOTAL		302,003	438,555	309,762

* *Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.*

** *The cost of equity investments carried at fair value at December 31, 2012 amounted to UA 335.59 million (2011: UA 260.01 million).*

Dividends earned on equity investments amounted to UA 4.29 million for the year ended December 31, 2012 (2011: UA 2.38 million). No equity investments have been derecognized during the year 2012.

NOTE K – OTHER DEBT SECURITIES

The Bank may invest in certain debt instruments issued by entities in its Regional Member Countries (RMC) for the purpose of financing development projects and programs. These investments are classified as financial assets at amortized cost.

The carrying amount of "Other debt securities" at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Investments in debt instruments in RMCs – at amortized cost	76,537	79,990

NOTE L – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipment						Intangible Assets	Grand Total
2012	Land	Capital Work in Progress	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:								
Balance at January 1	480	-	24,314	11,098	48,816	84,708	20,103	**104,811**
Reclassification	-	2,000	(1,561)	-	(439)	-	-	**-**
Additions during the year	-	9,341	-	2,242	10,072	21,655	732	**22,387**
Disposals during the year	-	-	-	(58)	(279)	(337)	-	**(337)**
Balance at December 31	480	11,341	22,753	13,282	58,170	106,026	20,835	**126,861**
Accumulated Depreciation:								
Balance at January 1	-	-	21,791	9,280	41,617	72,688	19,494	**92,182**
Depreciation during the year	-	-	102	871	3,182	4,155	431	**4,586**
Disposals during the year	-	-	-	(57)	(271)	(328)	-	**(328)**
Balance at December 31	-	-	21,893	10,094	44,528	76,515	19,925	**96,440**
Net Book Values: December 31, 2012	**480**	**11,341**	**860**	**3,188**	**13,642**	**29,511**	**910**	**30,421**

(UA thousands)

2011	Property and Equipment					Intangible Assets	Grand Total
	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:							
Balance at January 1	480	23,398	10,513	45,755	80,146	19,569	99,715
Additions during the year	-	916	586	3,070	4,572	534	5,106
Disposals during the year	-	-	-	(9)	(9)	-	(9)
Balance at December 31	480	24,314	11,099	48,816	84,709	20,103	104,812
Accumulated Depreciation:							
Balance at January 1	-	21,690	8,360	38,487	68,537	19,188	87,725
Depreciation during the year	-	102	921	3,136	4,159	306	4,465
Disposals during the year	-	-	-	(6)	(6)	-	(6)
Balance at December 31	-	21,792	9,281	41,617	72,690	19,494	92,184
Net Book Values: December 31, 2011	480	2,522	1,818	7,199	12,019	609	12,628

Under the Headquarters' Agreement with the host country, the Bank's owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The land on which the buildings stand are owned by the Government who granted unlimited right of occupancy to the Bank. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. The Government would pay the Bank the value of the building as assessed at the time of the surrender.

NOTE M – BORROWINGS

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at December 31, 2012 was UA 26,616 million.

As at December 31, 2012 and 2011, the Bank's borrowings were as follows:

(UA millions)

	2012	2011
Borrowings at fair value	12,175.96	11,756.42
Borrowings at amortized cost	1,102.84	1,146.54
Total	13,278.80	12,902.96

The Bank's borrowings as at December 31, 2012 included subordinated borrowings in the amount of UA 760.80 million (2011: UA 795.21 million).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs.

Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity. Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather

than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at December 31, 2012 and 2011 was as follows:

Borrowings and Swaps at December 31, 2012

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements [a]			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost [b] (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost [b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost [b] (%)	Average Maturity (Years)
Euro	Fixed	-	-	-	-	146.37	8.71	6.8	-	-	-
	Adjustable	-	-	-	-	4,545.59	0.48	2.5	-	-	-
		-	-	-	-	(265.90)	0.37	2.4	-	-	-
Sterling	Fixed	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	484.84	454.82	2.85	15.3	-	-	-	-	-	-
		-	-	-	-	(679.57)	1.63	23.8	-	-	-
	Adjustable	587.73	13.53	2.26	3.8	-	-	-	68.41	0.01	0.4
		-	-	-	-	(534.51)	2.08	13.3	(68.41)	1.53	0.4
US Dollar	Fixed	5,984.53	592.09	2.91	3.3	-	-	-	-	-	-
		-	-	-	-	(2,179.19)	2.77	3.0	(2,912.64)	2.12	2.9
	Adjustable	661.84	-	0.59	2.0	2,676.92	0.49	8.8	3,153.79	0.68	3.0
		-	-	-	-	(1,279.63)	0.26	3.8	(318.82)	0.53	3.1
Others [d]	Fixed	4,440.04	41.24	3.56	4.5	5.54	3.92	2.6	-	-	-
		-	-	-	-	(3,812.15)	3.36	4.5	(964.78)	2.93	5.5
	Adjustable	16.98	3.03	9.55	3.6	782.03	4.22	3.4	792.28	2.08	4.6
		-	-	-	-	(228.84)	1.07	6.1	-	-	-
Total	Fixed	10,909.41	1,088.15	3.15	4.5	151.91	8.54	6.6	-	-	-
		-	-	-	-	(6,670.91)	2.99	5.9	(3,877.42)	2.32	3.6
	Adjustable	1,266.55	16.56	1.51	2.9	8,004.53	0.85	4.7	4,014.48	0.94	3.2
		-	-	-	-	(2,308.88)	0.77	6.1	(387.23)	0.71	2.6
Principal at face value		12,175.96	1,104.71	2.99	4.4	(823.35)	-	-	(250.17)	-	-
Net unamortized premium/ (discount)		-	(1.87)	-	-	803.16	-	-	249.54	-	-
		12,175.96	1,102.84	2.99	4.4	(20.19)	-	-	(0.63)	-	-
Fair valuation adjustment		-	-	-	-	(838.72) [c]	-	-	(251.70) [c]	-	-
Total		**12,175.96**	**1,102.84**	**2.99**	**4.4**	**(858.91)**	-	-	**(252.33)**		

Supplementary disclosure (direct borrowings):
The notional amount of borrowings at December 31, 2012 was UA 13,367.67 million and the estimated fair value was UA 13,482.14 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2012.
c. These amounts are included in derivative assets and liabilities on the balance sheet.
d. These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2011

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements [a]			Interest Rate Swaps		
		Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost [b] (%)	Wgtd. Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Avg. Cost [b] (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Wgtd. Avg. Cost [b] (%)	Average Maturity (Years)
Euro	Fixed	-	-	-	-	295.83	5.66	8.7	-	-	-
	Adjustable	-	-	-	-	4,119.93	1.64	2.9	-	-	-
		-	-	-	-	(134.85)	1.57	2.2	-	-	-
Japanese Yen	Fixed	514.60	507.37	2.83	15.9	-	-	-	-	-	-
		-	-	-	-	(651.45)	1.31	26.3	-	-	-
	Adjustable	722.34	27.66	1.34	4.9	-	-	-	76.26	0.03	1.4
		-	-	-	-	(803.71)	1.26	5.5	(76.26)	0.78	1.4
US Dollar	Fixed	5,429.19	592.73	3.01	3.2	-	-	-	-	-	-
		-	-	-	-	(2,605.40)	2.70	2.8	(2,686.50)	2.38	2.9
	Adjustable	911.75	-	0.49	1.7	2,984.27	0.10	7.2	3,152.69	0.49	2.6
		-	-	-	-	(1,176.98)	0.16	4.3	(534.11)	0.69	1.2
Others [d]	Fixed	4,178.54	21.26	3.78	3.5	5.40	3.92	3.6	-	-	-
		-	-	-	-	(3,525.02)	3.37	3.3	(998.10)	3.72	5.7
	Adjustable	-	-	-	-	603.23	2.25	5.9	837.65	3.90	5.0
		-	-	-	-	(207.68)	0.55	7.3	-	-	-
Total	Fixed	10,122.33	1,121.36	3.28	4.3	301.23	5.63	8.6	-	-	-
		-	-	-	-	(6,781.87)	2.91	5.3	(3,684.60)	2.74	3.6
	Adjustable	1,634.09	27.66	0.87	3.1	7,707.42	1.09	4.8	4,066.60	1.18	3.1
		-	-	-	-	(2,323.21)	0.66	4.9	(610.37)	0.70	1.2
Principal at face value		11,756.42	1,149.02	2.97	4.2	(1,096.43)	-	-	(228.37)	-	-
Net unamortized premium/ (discount)		-	(2.48)	-	-	594.95	-	-	242.80	-	-
		11,756.42	1,146.54	2.97	4.2	(501.48)	-	-	14.43	-	-
Fair valuation adjustment		-	-	-	-	(497.96) [c]	-	-	(233.71) [c]	-	-
Total		**11,756.42**	**1,146.54**	**2.97**	**4.2**	**(999.44)**	**-**	**-**	**(219.28)**	**-**	**-**

Supplementary disclosure (direct borrowings):
The notional amount of borrowings at December 31, 2011 was UA 13,075.10 million and the estimated fair value was UA 13,119.94 million.

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
   The rates indicated are those prevailing at December 31, 2011.
c. These amounts are included in derivative assets and liabilities on the balance sheet.
d. These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR. There were no borrowings and derivatives in GBP at the end of the year.

Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2012 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,704.70	376.90	3,081.60
More than one year but less than two years	2,031.34	-	2,031.34
More than two years but less than three years	842.53	-	842.53
More than three years but less than four years	2,490.01	-	2,490.01
More than four years but less than five years	1,185.55	-	1,185.55
More than five years	2,544.56	0.37	2,544.93
Total	**11,798.69**	**377.27**	**12,175.96**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	314.97	13.53	328.50
More than one year but less than two years	15.62	-	15.62
More than two years but less than three years	260.26	-	260.26
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	500.33	-	500.33
Subtotal	**1,091.18**	**13.53**	**1,104.71**
Net unamortized premium and discount	(1.87)	-	(1.87)
Total	**1,089.31**	**13.53**	**1,102.84**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at December 31, 2011 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,487.66	350.42	2,838.08
More than one year but less than two years	2,095.01	7.23	2,102.24
More than two years but less than three years	2,016.26	-	2,016.26
More than three years but less than four years	687.59	-	687.59
More than four years but less than five years	2,318.72	-	2,318.72
More than five years	1,789.32	4.21	1,793.53
Total	**11,394.56**	**361.86**	**11,756.42**

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	18.48	111.46	129.94
More than one year but less than two years	335.23	-	335.23
More than two years but less than three years	-	-	-
More than three years but less than four years	260.54	-	260.54
More than four years but less than five years	-	-	-
More than five years	423.31	-	423.31
Subtotal	**1,037.56**	**111.46**	**1,149.02**
Net unamortized premium and discount	(2.48)	-	(2.48)
Total	**1,035.08**	**111.46**	**1,146.54**

The fair value of borrowings carried at fair value through profit or loss at December 31, 2012 was UA 12,175.96 million (2011: UA 11,756.42 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at December 31, 2012 was UA 12,262.95 million (2011: UA 10,943.87 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 30 million on fair-valued borrowings and related derivatives for the year ended December 31, 2012 (2011: net loss of UA 13 million). The fair value gain attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended December 31, 2012 was UA 79.98 million (2011: loss of UA 63.51 million).

Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one year call date.

For borrowings designated at fair value through profit or loss at December 31, 2012, the cumulative unrealized fair value losses to date were UA 935.04 million (2011: losses of UA 812.55 million).

NOTE N – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and cumulative exchange adjustments on subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and six General Capital Increases (GCI). The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

Prior to the sixth General Capital Increase (GCI-VI) and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at December 31, 2012, such formalities had not been completed.

In 2009, the Board of Directors endorsed a proposal made by Canada and Republic of Korea offering to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 1.63 billion and UA 0.19 billion, respectively. This proposal was adopted by the Board of Governors on February 22, 2010. Accordingly, the authorized capital stock of the Bank increased from UA 22,120 million to UA 23,947 million by the creation of additional 182,710 non-voting shares. These non-voting callable shares were to be absorbed by the subscriptions of Canada and the Republic of Korea to GCI-VI when they become effective.

The GCI-VI was approved by the Board of Governors of the Bank on May 27, 2010. GCI-VI increased the authorized capital stock of the Bank from UA 23,947 million to UA 67,687 million with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previ-

ous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares and 94 percent callable shares.

Following the Board of Governors' resolutions, the temporary non-voting callable shares of Canada and Korea described above were effectively retired in 2011 and 2012, respectively. Consequently, the authorized capital of the Bank reduced by 163,296 and 19,414 shares representing the retired non-voting callable shares for Canada and Korea, respectively.

Following its Resolution B/BG/2012/04 of May 31, 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shall be available for subscription by the Republic of South Sudan, and 44,588 shall be available for subscription by non-regional members. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. The membership of the Republic of South Sudan shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Regional Countries to Membership of the Bank. As at December 31, 2012, such formalities had not been completed.

The Bank's capital as at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Capital Authorized (in shares of UA 10,000 each)	66,975,050	66,054,500
Less: Unsubscribed	(1,760,009)	(28,732,496)
Subscribed Capital	65,215,041	37,322,004
Less: Callable Capital	(60,252,358)	(34,032,945)
Paid-up Capital	4,962,683	3,289,059
Shares to be issued upon payment of future installments	(2,123,360)	(782,050)
Add: Amounts paid in advance	405	185
	2,839,728	2,507,194
Less: Amounts in arrears	(253)	(1,219)
Capital at December 31	**2,839,475**	**2,505,975**

Included in the total unsubscribed shares of UA 1,760.01 million at December 31, 2012 was an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at December 31, 2012 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	266,666	4.227	110,239	2,556,520	267,291	4.205
2	Angola	73,479	1.165	31,381	703,412	74,104	1.166
3	Benin	12,330	0.195	5,768	117,533	12,955	0.204
4	Botswana	68,927	1.092	56,428	632,845	69,552	1.094
5	Burkina Faso	26,919	0.427	11,852	257,345	27,544	0.433
6	Burundi	15,013	0.238	7,505	142,626	15,638	0.246
7	Cameroon	69,113	1.095	30,862	660,281	69,738	1.097
8	Cape Verde	4,844	0.077	2,341	46,100	5,469	0.086
9	Central African Republic	2,823	0.045	1,412	26,822	3,448	0.054
10	Chad	4,746	0.075	2,216	45,250	5,371	0.085
11	Comoros	541	0.009	593	4,826	1,166	0.018
12	Congo	28,561	0.453	12,579	273,050	29,186	0.459
13	Côte d'Ivoire	234,299	3.714	109,371	2,233,620	234,924	3.696
14	Democratic Republic of Congo	64,734	1.026	32,218	615,125	65,359	1.028
15	Djibouti	1,213	0.019	1,517	10,618	1,838	0.029
16	Egypt	340,853	5.403	145,049	3,263,490	341,478	5.372
17	Equatorial Guinea	10,096	0.160	4,910	96,057	10,721	0.169
18	Eritrea	2,003	0.032	2,506	17,522	2,628	0.041
19	Ethiopia	100,589	1.594	42,952	962,940	101,214	1.592
20	Gabon	75,735	1.200	36,611	720,758	76,360	1.201
21	Gambia	9,664	0.153	4,241	92,413	10,289	0.162
22	Ghana	143,757	2.279	60,256	1,377,321	144,382	2.271
23	Guinea	25,650	0.407	11,545	244,961	26,275	0.413
24	Guinea Bissau	1,735	0.027	810	16,540	2,360	0.037
25	Kenya	91,706	1.454	39,164	877,900	92,331	1.453
26	Lesotho	3,664	0.058	3,890	32,760	4,289	0.067
27	Liberia	12,238	0.194	5,756	116,637	12,271	0.193
28	Libya	255,883	4.056	107,142	2,451,688	256,508	4.035
29	Madagascar	40,965	0.649	17,531	392,120	41,590	0.654
30	Malawi	18,718	0.297	8,738	178,450	19,343	0.304
31	Mali	27,577	0.437	11,892	263,881	28,202	0.444
32	Mauritania	3,698	0.059	4,067	32,916	4,323	0.068
33	Mauritius	41,340	0.655	23,173	390,230	41,965	0.660
34	Morocco	221,444	3.510	105,453	2,108,990	222,069	3.494
35	Mozambique	39,815	0.631	17,014	381,158	40,440	0.636
36	Namibia	21,542	0.341	10,623	204,800	22,167	0.349
37	Niger	15,982	0.253	7,461	152,363	16,607	0.261
38	Nigeria	588,948	9.335	253,405	5,635,853	589,371	9.272
39	Rwanda	8,394	0.133	3,634	80,303	9,019	0.142
40	Sao Tome & Principe	4,305	0.068	2,013	41,054	4,930	0.078
41	Senegal	66,609	1.056	27,860	638,241	67,234	1.058
42	Seychelles	1,809	0.029	1,594	16,499	2,434	0.038
43	Sierra Leone	15,323	0.243	7,154	146,081	15,948	0.251
44	Somalia	1,941	0.031	2,427	16,986	2,566	0.040
45	South Africa	305,208	4.838	102,821	2,949,270	305,833	4.811
46	Sudan	24,161	0.383	11,920	229,687	24,786	0.390
47	Swaziland	7,251	0.115	8,230	64,280	7,876	0.124
48	Tanzania	51,656	0.819	22,474	494,107	52,281	0.822
49	Togo	9,983	0.158	4,660	95,171	10,608	0.167
50	Tunisia	88,809	1.408	43,837	844,260	89,434	1.407
51	Uganda	31,847	0.505	14,434	304,047	32,472	0.511
52	Zambia	79,451	1.259	34,266	760,239	80,035	1.259
53	Zimbabwe	130,386	2.067	60,122	1,243,748	131,011	2.061
	Total Regionals	**3,794,941**	**60.150**	**1,687,913**	**36,261,689**	**3,827,230**	**60.210**

Slight differences may occur in totals due to rounding.

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	3,794,941	60.150	1,687,913	36,261,689	3,827,230	60.210
54	Argentina	5,847	0.093	6,108	52,364	6,472	0.102
55	Austria	28,330	0.449	12,645	270,660	28,955	0.456
56	Belgium	40,525	0.642	16,083	389,180	41,151	0.647
57	Brazil	28,084	0.445	11,157	269,696	28,710	0.452
58	Canada	241,520	3.828	138,650	2,276,560	242,145	3.809
59	China	70,920	1.124	31,653	677,550	71,545	1.126
60	Denmark	74,611	1.183	44,371	701,740	75,236	1.184
61	Finland	31,015	0.492	13,843	296,310	31,640	0.498
62	France	238,291	3.777	106,353	2,276,560	238,916	3.759
63	Germany	260,238	4.125	103,245	2,499,140	260,863	4.104
64	India	14,183	0.225	6,335	135,500	14,808	0.233
65	Italy	153,642	2.435	68,573	1,467,850	154,267	2.427
66	Japan	348,471	5.523	155,530	3,329,180	349,096	5.492
67	Korea	28,330	0.449	12,645	270,660	28,955	0.456
68	Kuwait	9,707	0.154	9,720	87,350	10,332	0.163
69	Netherlands	54,470	0.863	23,741	520,970	55,095	0.867
70	Norway	73,452	1.164	32,785	701,740	74,077	1.165
71	Portugal	15,185	0.241	6,108	145,750	15,810	0.249
72	Saudi Arabia	12,229	0.194	4,855	117,440	12,854	0.202
73	Spain	69,141	1.096	47,980	643,440	69,766	1.098
74	Sweden	98,039	1.554	43,753	936,640	98,664	1.552
75	Switzerland	93,047	1.475	41,528	888,950	93,672	1.474
76	United Kingdom	106,683	1.691	47,615	1,019,220	107,308	1.688
77	United States of America	418,250	6.629	166,290	4,016,219	418,875	6.590
	Total Non Regionals	2,514,211	39.850	1,151,562	23,990,669	2,529,213	39.790
	Grand Total	6,309,152	100.000	2,839,475	60,252,358	6,356,443	100.000

The subscription position including the distribution of voting rights at December 31, 2012 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60% and 40% voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on July 1, 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At December 31, 2012 and 2011, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2012	2011
Balance at January 1	160,633	162,572
Net conversion losses/(gains) on new subscriptions	6,192	(1,939)
Balance at December 31	**166,825**	**160,633**

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income and gains/losses on fair-valued borrowings arising from "own credit".

Retained Earnings

Retained earnings included the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also included the transition adjustments resulting from the adoption of IFRS 9 on January 1, 2011.

The movements in retained earnings during 2011 and 2012 were as follows:

(UA thousands)	
Balance at January 1, 2011	2,623,116
Effect of change in accounting policy following adoption of IFRS 9	52,191
Net income for the year 2011	51,512
Net expenses recognized directly in equity	(89,926)
Balance at December 31, 2011	**2,636,893**
Net income for the current year	88,618
Net expenses recognized directly in equity	(92,647)
Balance at December 31, 2012	**2,632,864**

During the year, the Board of Governors approved the allocation of UA 110 million (2011: UA 113 million) from income and the surplus account to certain entities for development purposes.

With effect from 2006, Board of Governors' approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

The movement in the surplus account during 2011 and 2012 is as follows:

(UA thousands)	
Balance at January 1, 2011	29,162
Allocation from 2010 net income	23,130
Distribution to Middle Income Country Technical Assistance Fund	(5,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2011 and January 1, 2012	**42,292**
Distribution to Middle Income Country Technical Assistance Fund	(2,000)
Distribution to Special Relief Fund	(5,000)
Balance at December 31, 2012	**35,292**

Transfers to entities for development purposes, including those made from the surplus account, for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	68,000	68,000
Middle Income Country Technical Assistance Fund	2,000	5,000
Special Relief Fund	5,000	5,000
Balance at December 31	**110,000**	**113,000**

NOTE O – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Interest income on loans not impaired	316,762	284,159
Interest income on impaired loans	22,784	21,577
Commitment charges	11,319	8,892
Statutory commission	299	295
Total	**351,164**	**314,923**

Income from Investments and Related Derivatives

Income from investments for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Interest income	205,385	224,933
Realized and unrealized fair value losses	(7,738)	(56,083)
Total	**197,647**	**168,850**

Total interest income on investments at amortized cost for the year ended December 31, 2012 was UA 112.89 million (2011: UA 116.92 million). During the year ended December 31, 2012, the Bank sold certain financial assets measured at amortized cost. This sale was made due to the significant deterioration in credit risk of such assets. Such sales were permissible within the business model of the Bank. The Bank incurred a loss amounting to UA 1.70 million on derecognition of these financial assets which was fully covered by provisions made in previous years.

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Charges to bond issuers	358,382	340,168
Amortization of issuance costs	(1,972)	(23,345)
Total	**356,410**	**316,823**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended December 31, 2012 was UA 93.98 million (2011: UA 72.01 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the years ended December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Interest on derivatives payable	202,324	192,676
Interest on derivatives receivable	(341,480)	(304,836)
Total	**(139,156)**	**(112,160)**

Unrealized Losses on Borrowings, Related Derivatives and Others

Unrealized losses on borrowings, related derivatives and others for the years ended December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Unrealized loss on fair-valued borrowings and related derivatives	(30,454)	(13,002)
Unrealized gain on derivatives on non-fair-valued borrowings and others	20,282	9,963
Total	**(10,172)**	**(3,039)**

Fair value gain attributable to changes in the Bank's "own credit" for the year ended December 31, 2012 amounted to UA 79.98 million (2011: loss of UA 63.51 million) and was included in the other comprehensive income.

The net unrealized gain on derivatives on non-fair-valued borrowings and others for the year ended December 31, 2012 amounted to UA 20.28 million. This included the income statement effects of hedge accounting, consisting of an unrealized gain of UA 0.01 million, representing hedge ineffectiveness and UA 5.51 million of amortization of fair value adjustment on the hedged risk (see Note G).

NOTE Q – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)

	2012	2011
Manpower expenses	220,206	180,140
Other general expenses	70,241	59,073
Total	**290,447**	**239,213**
Reimbursable by ADF	(185,270)	(159,326)
Reimbursable by NTF	(536)	(389)
Net	**104,641**	**79,498**

Included in general administrative expenses is an amount of UA 7.75 million (2011: UA 6.83 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases which fall due as follows:

(UA thousands)

	2012	2011
Within one year	8,390	7,952
In the second to fifth years inclusive	13,134	11,113
Total	**21,524**	**19,065**

Leases are generally negotiated for an average term of one (1) to five (5) years and rentals are fixed for an average of one (1) year. Leases may be extended for periods that are not longer than the original term of the leases.

NOTE R – EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and were recorded in 2004. Also, new members from the local field offices of the Bank joined the Plan in 2007 and the associated past service costs of UA 1.07 million were reported in the 2007 financial statements.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective January 1, 2012. Participants of the Plan as of May 11, 2011 were given up to December 31, 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from January 1, 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended December 31, 2011.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or for the satisfaction of the SRP's liabilities. At December 31, 2012, virtually all of the SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Post-Employment Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. Contribution rates by staff members and retirees, which are based on marital status and number of eligible children, range between 0.70 percent to a maximum of 3.10 percent of salary or pension. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

The pension and post-employment medical benefit expenses for 2012 and 2011 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2012	2011	2012	2011
Current service cost – gross	32.58	23.41	10.80	7.59
Less: estimated employee contributions	(8.76)	(7.40)	(2.12)	(1.99)
Net current service cost	**23.82**	**16.01**	**8.68**	**5.60**
Interest cost	18.32	17.31	5.32	4.13
Expected return on plan assets	(20.11)	(22.50)	(0.72)	(0.61)
Plan curtailment	-	(10.90)	-	-
Expense for the year	**22.03**	**(0.08)**	**13.28**	**9.12**

At December 31, 2012, the Bank Group had a liability to the SRP amounting to UA 107.29 million (2011: UA 46.07 million) while the Bank Group's liability to the post-employment aspect of the MBP amounted to UA 133 million (2011: UA 88.01 million).

At December 31, 2012 and 2011, the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2012	2011	2012	2011
Fair value of plan assets:				
Market value of plan assets at beginning of year	364.94	345.40	22.14	18.67
Actual return on assets	36.01	7.88	0.43	(0.07)
Employer's contribution	17.51	16.46	4.23	3.98
Plan participants' contribution during the year	8.76	8.22	2.12	1.99
Benefits paid	(11.38)	(13.02)	(3.07)	(2.43)
Market value of plan assets at end of year	**415.84**	**364.94**	**25.85**	**22.14**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	411.00	338.25	110.15	74.22
Current service cost	23.82	16.01	8.68	5.60
Employee contributions	8.76	8.22	2.12	1.99
Interest cost	18.32	17.31	5.32	4.13
Plan curtailment	-	(10.90)	-	-
Actuarial loss	72.61	55.14	35.65	26.64
Benefits paid	(11.38)	(13.02)	(3.07)	(2.43)
Benefit obligation at end of year	**523.13**	**411.01**	**158.85**	**110.15**
Funded status:				
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	**(107.29)**	**(46.07)**	**(133.00)**	**(88.01)**

There were no unrecognized past service costs at December 31, 2012 and 2011. At December 31, 2012, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 196.64 million (2011: losses of UA 139.93 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 62.41 million (2011: losses of UA 26.49 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2012	2011	2010	2009	2008
Staff Retirement Plan:					
Fair value of Plan assets	415.84	364.94	345.40	302.25	210.29
Present value of defined benefit obligation	(523.13)	(411.01)	(338.25)	(304.68)	(271.61)
Excess/(Deficit) funding	(107.29)	(46.07)	7.15	(2.43)	(61.32)
Experience adjustments on plan assets	(33.05)	(48.95)	(41.48)	(47.40)	(76.36)
Experience adjustments on plan liabilities	(163.59)	(90.98)	(35.84)	(28.38)	(19.12)
Net	**(196.64)**	**(139.93)**	**(77.32)**	**(75.78)**	**(95.48)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2012	2011	2010	2009	2008
Medical Benefit Plan:					
Fair value of Plan assets	25.85	22.14	18.67	15.67	11.53
Present value of defined benefit obligation	(158.85)	(110.15)	(74.22)	(67.08)	(69.60)
Deficit funding	(133.00)	(88.01)	(55.55)	(51.41)	(58.07)
Experience adjustments on plan assets	(2.18)	(1.90)	(1.22)	(0.43)	0.01
Experience adjustments on plan liabilities	(60.23)	(24.59)	2.05	0.30	(11.71)
Net	**(62.41)**	**(26.49)**	**0.83**	**(0.13)**	**(11.70)**

Assumptions used in the latest available actuarial valuations at December 31, 2012 and 2011 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan	
	2012	2011	2012	2011
Discount rate	3.63	4.52	3.63	4.52
Expected return on plan assets	5.40	5.40	2.98	2.98
Rate of salary increase	3.73	3.73	3.73	3.73
Future pension increase	2.23	2.23		
Health care cost growth rate				
– at end of fiscal year			6.00	7.00
– ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2014	2014

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the initial medical cost inflation rate is assumed at 6 percent per annum between January 1, 2012 to December 31, 2012, thereafter a constant rate of 5 percent per annum will be used.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate:

(UA millions)

	1% Increase		1% Decrease	
	2012	2011	2012	2011
Effect on total service and interest cost	4.112	2.372	(3.029)	(1.828)
Effect on post-retirement benefit obligation	43.179	27.951	(32.994)	(21.109)

No plan assets are invested in any of the Bank's own financial instruments, nor any property occupied by, or other assets used by the Bank.

The following table presents the weighted-average asset allocation at December 31, 2012 and 2011 for the Staff Retirement Plan:

(UA thousands)

	2012	2011
Debt securities	177,801	154,733
Equity securities	135,502	136,818
Property	63,393	36,895
Others	36,408	36,488
Total	413,104	364,934

At December 31, 2012 and 2011, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending December 31, 2013, are UA 18.50 million and UA 4.72 million, respectively.

NOTE S – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members", respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note N. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements. Net income allocation to the Fund in 2012 amounted to UA 35 million (2011: UA 35 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at December 31, 2012 and 2011 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended December 31, 2012 amounted to UA 1.78 million (2011: UA 1.77 million).

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the years ended December 31, 2012 and 2011 was made up as follows:

(UA thousands)

	2012	2011
Salaries	18,973	19,024
Termination and other benefits	7,205	6,926
Contribution to retirement and medical plan	3,798	3,704
Total	29,976	29,654

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At December 31, 2012 outstanding balances on loans and advances to management staff amounted to UA 4.71 million (2011: UA 4.63 million).

NOTE T – SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank's operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments. External revenue for the years ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)

	2012	2011
Interest income from loans:		
Fixed rate loans	246,325	211,093
Variable rate loans	18,795	24,154
Floating rate loans	74,426	70,489
	339,546	305,736
Commitment charges and commissions	11,618	9,187
Total income from loans	**351,164**	**314,923**
Income from investments	197,647	168,850
Income from other debt securities	4,827	5,409
Other income	15,288	4,457
Total external revenue	**568,926**	**493,639**

Revenues earned from transactions with a single borrower country of the Bank amounting to UA 61.07 million for the year ended December 31, 2012 exceeded 10 percent of the Bank's revenue (2011: UA 67.10 million).

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)

	Central Africa	East Africa	North Africa	Southern Africa	West Africa	Multinational	Total
2012							
Income from sovereign loans	67,299	4,910	105,921	72,454	3,165	559	254,308
Income from non-sovereign loans	4,764	9,921	10,815	34,517	22,537	14,302	96,856
	72,063	**14,831**	**116,736**	**106,971**	**25,702**	**14,861**	**351,164**
2011							
Income from sovereign loans	74,349	5,185	104,704	54,940	6,073	556	245,807
Income from non-sovereign loans	4,079	6,498	7,686	25,186	14,395	11,272	69,116
	78,428	**11,683**	**112,390**	**80,126**	**20,468**	**11,828**	**314,923**

As of December 31, 2012, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the Bank's Temporary Relocation Facilities in Tunis, as well as the newly established regional resource centers in Nairobi and Pretoria.

NOTE U – APPROVAL OF FINANCIAL STATEMENTS

On March 27, 2013, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2013.

NOTE V – SUPPLEMENTARY DISCLOSURES

NOTE V–1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at December 31, 2012 and 2011 were as follows:

		2012	2011
1 UA = SDR =	Algerian Dinar	120.224000	116.711000
	Angolan Kwanza	146.642000	150.656000
	Australian Dollar	1.488350	1.511680
	Botswana Pula	11.969800	11.491500
	Brazilian Real	3.148070	2.867330
	Canadian Dollar	1.529540	1.562540
	Chinese Yuan	9.666000	9.673520
	CFA Franc	764.734000	778.319000
	Danish Kroner	8.697620	8.820990
	Egyptian Pound	9.760980	9.445780
	Ethiopian Birr	27.796800	27.162800
	Euro	1.165830	1.186540
	Gambian Dalasi	52.716400	46.488000
	Ghanaian Cedi	3.017280	2.430780
	Guinean Franc	10,590.100000	11,135.300000
	Indian Ruppee	84.295700	81.783500
	Japanese Yen	133.020000	119.321000
	Kenyan Shilling	131.893000	158.238000
	Korean Won	1,648.350000	1,770.620000
	Kuwaiti Dinar	0.432105	0.426292
	Libyan Dinar	1.932400	1.932400
	Mauritian Rupee	46.931600	45.023500
	Moroccan Dirham	12.961600	12.765200
	New Zealand Dollar	1.872240	2.038840
	Nigerian Naira	238.295000	237.489000
	Norwegian Krone	8.554320	9.200390
	Pound Sterling	0.953662	0.992989
	Sao Tomé Dobra	28,938.600000	27,751.300000
	Saudi Arabian Riyal	5.784160	5.757250
	South African Rand	13.065600	12.501500
	Swedish Krona	10.014000	10.629300
	Swiss Franc	1.408740	1.444530
	Tunisian Dinar	2.390220	2.304280
	Turkish Lira	2.734570	2.775330
	Ugandan Shilling	4,126.140000	4,112.870000
	United States Dollar	1.536920	1.535270
	Vietnamese Dong	32,011.000000	31,976.600000
	Zambian Kwacha	7.947570	7,782.650000

* *No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.*

NOTE V-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i) Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii) Post-Conflict Countries Assistance/Fragile States Facility

The Post Conflict Countries' Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB's net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2007/04 of May 17, 2006, the Board of Governors also approved the third and final installment of the Bank's allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or

their nominal values, as calculated using the methodology agreed under the initiatives. Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values. The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

At December 31, 2012, the Board of Directors had approved relief for 30 ADB borrowing countries, of which 29 had reached the completion point.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V-3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At December 31, 2012 and 2011, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on April 25, 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from April 26, 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

Following a request by the Government of Nigeria on June 14, 2006, a payment of US$ 200 million (UA 135.71 million) was made to the Government of Nigeria from the resources of the Fund. A second request for withdrawal of US$ 200 million was disbursed to the Government of Nigeria in July 2009.

The resources of the NTF at December 31, 2012 and 2011 are summarized below:

(UA thousands)

	2012	2011
Contribution received	128,586	128,586
Funds generated (net)	152,060	150,044
Adjustment for translation of currencies	(116,025)	(115,891)
	164,621	**162,739**
Represented by:		
Due from banks	4,905	7,087
Investments	121,664	99,240
Accrued income and charges receivable on loans	1,518	1,505
Accrued interest on investments	67	61
Other amounts receivable	3	4
Loans outstanding	50,840	55,508
	178,997	**163,405**
Less: Current accounts payable	(14,376)	(666)
	164,621	**162,739**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2012 and 2011 follows:

(UA thousands)

	2012	2011
Fund balance	72,464	67,473
Funds generated	4,762	4,805
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	1	1
Less: Relief disbursed	(74,028)	(67,125)
	3,199	**5,154**
Represented by:		
Due from bank	921	1,237
Investments	2,277	3,908
Interest receivable	1	9
	3,199	**5,154**

At December 31, 2012, a total of UA 3.12 million (2011: UA 3.26 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE V-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i) The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2012, a total of US$ 13.45 million (2011: US$ 13.45 million) had been so repaid.

iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2012 and 2011 are summarized below:

(UA thousands)

	2012	2011
i) Mamoun Beheiry Fund		
Contribution	152	152
Income from investments	194	183
	346	335
Less: Prize awarded	(30)	(30)
Gift	(25)	(25)
	291	280
Represented by:		
Short-term deposits	277	266
Due from banks	14	14
	291	280
ii) Arab Oil Fund (contribution of Algeria)		
Net contribution	651	651
Represented by:		
Loans disbursed net of repayments	651	651
iii) Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	20,810	20,832
Funds generated	5,558	5,564
	26,368	26,396
Relief granted	(23,092)	(22,921)
	3,276	3,475
Represented by:		
Due from banks	745	938
Investments	2,531	2,534
Accrued interest	-	3
	3,276	3,475
Total Resources & Assets of Trust Funds	**4,218**	**4,406**

NOTE V–5: GRANTS (Donor Funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Africa Water Facility Fund	66,909	72,210
African Trade Fund	9,859	-
African Legal Support Facility	11,088	9,293
African Economic Outlook	32	1,066
African Community of Practice	2,502	-
AMINA	1,442	1,445
Canada	14,850	4,447
Chinese Government Grant	371	501
Clean Technology Fund	2,271	4,690
Congo Basin	64,530	58,248
Denmark	-	625
Fertilizer Financing Mechanism	8,596	8,445
Finland	3,525	3,521
France-BAD (Fonds d'Assistance Technique)	1,233	1,408
Global Agriculture and Food Security Programme (GAFSP)	11,490	8,402
Global Environment Facility (GEF)	2,596	3,369
Governance Trust Fund (GTF)	3,835	2,965
ICA – Infrastructure Consortium for Africa	1,590	1,759
International Comparison Programme – Africa (ICP – Africa)	27	25
IMDE (Initiative Migration and Development)	5,425	4,425
India	3,683	2,988
Investment Climate Facility for Africa	27,186	24,275
Italy	2,139	2,337
Japan (FAPA)	21,545	21,785
Korea Trust Fund	14,275	11,820
Making Finance Work for Africa	960	684
Microfinance Trust Fund	4,397	4,220
Multi-donor Water Partnership Program	1,451	1,848
Nepad Infrastructure	17,224	16,979
Norway	1,307	1,369
Portuguese Technical Cooperation Trust Fund	1,337	1,587
Programme for Infrastructure Development in Africa (PIDA)	165	451
Rural Water Supply and Sanitation Initiative	65,294	61,776
SFRD (Great Lakes)	714	1,744
South South Cooperation Trust Fund	1,986	651
Spain (ADB – Spain Cooperation Program)	-	13
Statistical Capacity Building (SCB) – Phase II	2,234	-
Strategic Climate Fund	3,740	-
Sustainable Energy Fund for Africa	29,635	29,667
Swedish Trust Fund for Consultancy Services	205	241
Switzerland Technical Assistance Grant	79	241
The Netherlands	-	2
The Nigeria Technical Cooperation Fund	16,015	16,697
The United Kingdom	3,005	4,368
The United Nations Development Programme	2	21
Zimbabwe Multi-donor Trust Fund	78,120	44,300
Others	47	50
Total	**508,916**	**436,958**



KPMG Audit
1, cours Valmy
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Bank
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report to the Board of Governors of the African Development Bank
Year ended 31 December 2012

We have audited the accompanying financial statements of the African Development Bank ("the Bank") which comprise the balance sheet as at 31 December 2012 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to V.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement establishing the Bank. This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.



An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as at 31 December 2012, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 27th March 2013

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

ADB ADMINISTRATIVE BUDGET FOR FINANCIAL YEAR 2013

(UA thousands)

Description	
Personnel Expenses	
Salaries	118,349
Benefits	67,126
Other Employee Expenses	10,179
Short-Term and Technical Assistance Staff	825
Consultants	21,078
Staff Training	4,923
	222,480
General Expenses	
Official Missions	20,848
Accommodation	15,194
Equipment Rental, Repairs and Maintenance	6,931
Communication Expenses	10,746
Printing, Publishing and Reproduction	1,324
Office Supplies and Stationery	568
Library	407
Other Institutional Expenses	19,758
	75,776
Total Administrative Expenses	**298,256**
Depreciation	4,460
Total	**302,716**
Less: Management Fees*	(199,330)
Net Administrative Budget	**103,386**

* *The amount represents the African Development Fund and the Nigerian Trust Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on a formula approved by the Boards.*

AFRICAN DEVELOPMENT FUND

Financial Management

Subscriptions

ADF Replenishments

The resources of the African Development Fund (the ADF or the Fund) primarily consist of subscriptions by the Bank and State Participants, as well as other resources received by the Fund. The cumulative subscriptions to ADF amounted to UA 22.50 billion at December 31, 2012. These, together with other resources received by the Fund, constitute the Fund's primary development resources.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF through periodic replenishments, typically done every three years. The twelfth, which is the latest replenishment of the Fund (ADF-12) was adopted by the Board of Governors on January 20, 2011 and became effective on May 3, 2011. The replenishment covers the three-year operational period starting in 2011 and ending in 2013. The total resource envelope for ADF 12 amounts to UA 6.1 billion and includes an Advanced Commitment Capacity, or internally generated resources of UA 2.01 billion. As of December 31, 2012, State participants had subscribed a total amount of UA 3.57 billion, representing 95 percent of the ADF-12 pledged amounts.

Commitments under the Multilateral Debt Relief Initiative

The Multilateral Debt Relief Initiative (MDRI) became effective on September 1, 2006 and covers the period 2006-2054. Under the Multilateral Debt Relief Initiative, donor countries agree to compensate the ADF for the cancelation of its loans to Heavily Indebted Poor Countries (HIPCs) that have reached, or will reach the completion point under the enhanced HIPC initiative. To preserve the financial integrity and the financing capacity of the Fund, the terms of the MDRI require donors to fully compensate the Fund "dollar for dollar" for debts canceled under the MDRI. Such compensations are made in the form of new funds provided by donors and credited to them as additional subscriptions to the resources of the Fund. Donors have also agreed that periodic adjustments would be made under the initiative to reflect changes in the actual and estimated costs to the Fund resulting from debt forgiveness.

The aggregate commitments received by the Fund from donors as of December 31, 2012 amounted to UA 4.78 billion representing 81 percent of the MDRI cost for the period, 2006-2054, of UA 5.94 billion.

Financial Products

The ADF is the concessional financing window of the Bank Group that provides low income regional member countries with concessional loans as well as grants for projects and programs, and support through technical assistance for studies and capacity building.

Loans

Prior to the ADF-12 replenishment, no interest was charged on ADF loans. Instead they carried a service charge of 0.75 percent per annum on outstanding balances, and a commitment fee of 0.50 percent per annum on undisbursed commitments. These ADF loans have a maturity period of 50 years, including a 10-year grace period.

However, for ADF-12, the Board of Directors approved differentiated ADF loan lending terms to ADF-eligible countries classified as blend, gap and graduating under the African Development Bank Group country classification. Accordingly, new loans extended under ADF-12 and beyond to blend, gap and graduating countries will have a maturity period of 30 years, including an 8-year grace period with an interest rate of 1 percent per annum. In addition, the standard commitment and service fees that apply to all ADF loans will be charged.

Guarantees

As a means of stimulating additional private sector investments in low income countries, the ADF Partial Risk Guarantee (ADF-PRG) instrument was introduced as part of ADF-12, on a pilot basis, to leverage resources from the private sector and other co-financiers for ADF countries, including fragile states. This pilot phase of the ADF-PRG program will be reviewed as soon as the aggregate amount of committed and outstanding guarantees reaches UA 200 million. The ADF-PRG will insulate private lenders against well-defined political risks related to the failure of a government or a government-related entity to honor certain specified commitments and will incentivize governments to undertake policy and fiscal reforms necessary to mitigate performance-related risks.

Investments

ADF cash and treasury investments amounted to UA 3.42 billion at December 31, 2012 compared to UA 3.09 billion at the end of 2011. Investment income for the year amounted to UA 87.96 million, representing a return of 2.70 percent, on an average liquidity level of UA 3.25 billion, compared with an income of UA 68.45 million, representing a return of 2.17 percent on an average liquidity of UA 3.15 billion in 2011. The higher return in 2012 is primarily the result of the stabilization of interest rates, although at lower levels as well as the slightly reduced volatility that led to the narrowing of credit spreads.

Loan Portfolio

Cumulative loans and grants signed, net of cancelations, at December 31, 2012, amounted to UA 24.12 billion compared to UA 21.48 billion at the end of 2011. Table 7.6 presents loans approved, disbursed and undisbursed balances from 2008 to 2012. As the table shows, the level of loan disbursements and approvals peaked during 2009 at the height of the global financial crisis. However, they have subsequently returned to, and stabilized at levels comparable to pre-2009.

Table 7.6
Lending Status, 2008-2012
(UA millions)

	2008	2009	2010	2011	2012
Loans Approved**	1,611.82	1,798.54	1,316.00	1,475.74	1,659.51
Disbursements*	1,124.92	1,726.43	1,165.45	1,296.65	1,169.60
Undisbursed Balances*	4,885.65	5,248.18	5,556.59	5,415.36	6,921.62

** Exclude approvals of Special Funds.
* Include grants.

Total outstanding loans, as at December 31, 2012 was UA 7.21 billion, UA 335.37 million higher than the UA 6.88 billion outstanding as at the end of 2011. This increase was in spite of debt cancelation under the MDRI, amounting to UA 342.10 million, for 2 additional completion-point countries.

At the end of 2012, there were a total of 1,046 active signed loans and grants compared with 1,074 in 2011. Also at December 31, 2012, a total of 683 loans amounting to UA 5.50 billion had been fully repaid or canceled including cancelations through MDRI.

Loan Disbursements

Loans and grants disbursed by the Fund decreased by 9.80 percent to stand at UA 1.17 billion in 2012 from UA 1.30 billion in 2011. As at December 31, 2012, cumulative disbursements on loans and grants amounted to UA 17.20 billion compared to UA 16.04 billion in the previous year. A total of 1,918 loans and grants were fully disbursed for an amount of UA 13.80 billion, representing 80.23 percent of cumulative disbursements. Figure 7.4 below tracks the evolution of loan disbursements and repayments over the past five years.

Figure 7.4
Loan Disbursements and Repayments, 2008-2012
(UA millions)


Disbursements
Loan Repayments
1,500
1,000
500
0
2008
2009
2010
2011
2012

Loan Repayments

Loan repayments for the Fund amounted to UA 55.06 million in 2012 compared to UA 46.26 million received in 2011, representing an increase of 19 percent over the previous year. Cumulative repayments as of December 31, 2012 stood at UA 7.07 billion.

Performance Management and Monitoring

As with the African Development Bank (the Bank) management monitors performance measures and indicators which reflect the critical success factors in the ADF's business. To the extent that the ADF extends grants in addition to lending at highly concessional rates, the conventional profitability and financial ratios are not deemed to be an appropriate means of determining its effectiveness in delivering development resources to regional member countries. One proxy for measuring effective delivery of development resources is the level of disbursements made to RMCs from one period to another. As already noted previously, during the year under review a total of UA 1.17 billion was disbursed for loans and grants as compared to UA 1.30 billion made in 2011; an amount slightly lower than the level achieved in 2011.

Financial Results

The highlights of the Fund's financial performance in 2012 include the following:

- The Fund reported a deficit of UA 64.61 million in 2012, compared to a deficit of UA 58.46 million in 2011 (Figure 7.5). The persistent reported losses over recent years are principally due to structural changes to the Fund, including the cancellation of loans to some beneficiaries under the MDRI initiative (described in Note F to the financial statements) and the increased grant elements in the ADF resource allocation;

- The Fund's administrative expenses increased during the same period due to increased operational activities;

- Although Fund's share of the total shareable administrative expenses of the Bank Group increased by UA 25.94 million from UA 159.33 million in 2011 to UA 185.27 million in 2012,

the Fund's percentage share of the Bank Group total administrative expenses decreased from 68.76 percent for 2011 to 63.79 percent for 2012;

- Investment income increased from UA 68.45 million in 2011 to UA 87.96 million in 2012. The increase in investment income is due to the combination of an increase in average investment balance in 2012, the slightly improved market conditions compared to the prior year and the adoption of a new investment strategy during the year to track the discount/returns realized on accelerated encashment of notes. The increase in loan income was due primarily to an overall higher average outstanding loan balance in 2012. Discount on the accelerated encashment of promissory notes amounted to UA 31.87 million in 2012 compared to UA 29.23 million in 2011 (Figure 7.6).

According to the Fund's non-accrual policy, service charges on loans made to or guaranteed by borrowers are excluded from loan income, if principal instalments or service charges on any such loans are in arrears for 6 months or more, until such time that payment is received. As a result, of this policy, UA 3.86 million of non-accrued loan income was excluded from 2012 income compared to UA 2.13 million in 2011. The number of borrowers in non-accrual status at December 31, 2012 were three (3); which was the same level as at the end of December 2011.

The Fund continues to cancel qualifying debts under MDRI as the relevant countries reach their HIPC completion points. A summary of the cumulative loan cancelations under MDRI and HIPC is presented in Note F to the Special Purpose Financial Statements.

Figure 7.5
Surplus/(Deficit) vs. Investment Income, 2008-2012 (UA millions)


Surplus/(Deficit)
Investment Income
100
50
0
-50
-100
2008
2009
2010
2011
2012

Source: African Development Fund (Audited Special Purpose financial statements).

Figure 7.6
Loan Income, Investment Income and Discount on Encashment, 2008-2012 (UA millions)


Loan Income
Investment Income
Discount on Encashment
120
100
80
60
40
20
0
2008
2009
2010
2011
2012

Source: African Development Fund (Audited Special Purpose financial statements).



African Development Fund
Special Purpose Financial Statements and Report of the Independent Auditor Year ended December 31, 2012

STATEMENT OF NET DEVELOPMENT RESOURCES AS AT DECEMBER 31, 2012

(UA thousands – Note B)

		2012	2011
DEVELOPMENT RESOURCES			
DUE FROM BANKS		106,018	187,192
INVESTMENTS (Note D)			
Treasury investments, mandatorily at fair value	1,195,002		1,509,272
Treasury investments at amortized cost	2,116,268		1,388,673
Total investments		3,311,270	2,897,945
DEMAND OBLIGATIONS (Note E)		2,373,461	2,555,755
RECEIVABLES			
Accrued income on loans and investments	48,871		44,125
Other receivables	18,563		64,290
		67,434	108,415
LIABILITIES		(107,506)	(100,390)
NET DEVELOPMENT RESOURCES		**5,750,677**	**5,648,917**
FUNDING OF DEVELOPMENT RESOURCES			
SUBSCRIPTIONS AND CONTRIBUTIONS (Notes G & M)			
Amount subscribed including contributions through accelerated encashment of subscriptions	22,439,309		22,019,675
Less: Portion of accelerated encashment not yet effected	(39,105)		(24,343)
	22,400,204		21,995,332
Less: Installments not yet payable	(1,354,425)		(2,055,595)
	21,045,779		19,939,737
Less: Installments due	(7,018)		(7,018)
	21,038,761		19,932,719
Contributions paid on Multilateral Debt Relief Initiative	583,523		495,604
	21,622,284		20,428,323
Less: Unamortized discounts on subscriptions and contributions (Note B)	(128,855)		(139,523)
	21,493,429		20,288,800
Cumulative exchange adjustment on subscriptions and contributions (Note B)	(273,923)		(292,393)
Total subscriptions and contributions		21,219,506	19,996,407
OTHER RESOURCES (Note H)		425,270	390,270
RESERVES (Note I)		(8,390)	56,224
CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT (Note B)		(305,441)	(291,565)
		21,330,945	20,151,336
ALLOCATION OF DEVELOPMENT RESOURCES			
GRANTS AND TECHNICAL ASSISTANCE ACTIVITIES (Note F)		(3,358,986)	(2,957,049)
HIPC GRANTS DISBURSED (Note F)		(184,000)	(184,000)
NET DEBT RELIEF (Note F)		(4,823,297)	(4,482,754)
LOANS DISBURSED AND OUTSTANDING (Note F)		(7,213,985)	(6,878,616)
NET DEVELOPMENT RESOURCES		**5,750,677**	**5,648,917**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES AND OTHER CHANGES IN DEVELOPMENT RESOURCES FOR THE YEAR ENDED DECEMBER 31, 2012

(UA thousands – Note B)

	2012	2011
INCOME AND EXPENSES		
Service charges on loans	47,157	44,014
Commitment charges on loans	18,512	17,809
Income on investments	87,958	68,445
Other income	595	-
Administrative expenses (Note K)	(185,270)	(159,326)
Discount on accelerated encashment of participants' demand obligations	(31,871)	(29,237)
Financial charges	(305)	(77)
Loss on exchange	(1,390)	(92)
Deficit	**(64,614)**	**(58,464)**
CHANGE IN DEVELOPMENT RESOURCES FUNDING		
Increase in paid-up subscriptions	1,106,042	1,293,098
Contributions received on account of Multilateral Debt Relief Initiative	87,919	104,906
Increase in other resources	35,000	35,000
Changes in accumulated exchange adjustment on subscriptions and contributions	18,470	16,713
Changes in unamortized discounts on subscriptions and contributions	10,668	28,189
Changes in accumulated translation adjustment	(13,876)	3,653
	1,244,223	**1,481,559**
CHANGE IN DEVELOPMENT RESOURCES ALLOCATION		
Disbursement of grants	(401,937)	(384,746)
Disbursement of loans	(767,664)	(911,906)
Repayment of loans	55,058	46,260
Recoveries on account of Multilateral Debt Relief Initiative	-	67,762
Translation adjustment on loans	36,694	(16,340)
	(1,077,849)	**(1,198,970)**
Change in Net Development Resources	101,760	224,125
Net Development Resources at the beginning of the year	5,648,917	5,424,792
NET DEVELOPMENT RESOURCES AT THE END OF THE YEAR	**5,750,677**	**5,648,917**

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
DEFICIT	(64,614)	(58,464)
OTHER COMPREHENSIVE INCOME		
Changes in accumulated translation adjustment	(13,876)	3,653
COMPREHENSIVE LOSS	(78,490)	(54,811)

The accompanying notes to the special purpose financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Deficit	(64,614)	(58,464)
Adjustments to reconcile net deficit to net cash provided by operating activities:		
Unrealized (gains)/losses on investments	(9,420)	4,191
Discount on accelerated encashment of participants' demand obligations	31,871	29,237
Changes in accrued income on loans and investments	(4,746)	5,121
Changes in net current assets	66,007	(131,136)
Net cash provided by/(used in) operating activities	19,098	(151,051)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursement of grants	(401,937)	(384,746)
Disbursement of loans	(767,664)	(911,906)
Repayment of loans	55,058	46,260
Recoveries on account of Multilateral Debt Relief Initiative	-	67,762
Investments maturing after 3 months of acquisition:		
Treasury investments, mandatorily at fair value	198,140	149,317
Treasury investments at amortized cost	(725,602)	22,141
Net cash used in investment, lending and development activities	(1,642,005)	(1,011,172)
FINANCING ACTIVITIES:		
Subscriptions and contributions received in cash	320,924	424,255
Participants' demand obligations encashed	1,064,037	751,635
Increase in other resources	35,000	35,000
Net cash provided by financing activities	1,419,961	1,210,890
Effect of exchange rate changes on cash and cash equivalents	2,676	3,094
Net (decrease)/increase in cash and cash equivalents	(200,270)	51,761
Cash and cash equivalents at the beginning of the year	488,160	436,399
Cash and cash equivalents at the end of the year	**287,890**	**488,160**
COMPOSED OF:		
Cash	106,018	187,192
Investments maturing within 3 months of acquisition:		
Treasury investments, mandatorily at fair value	181,872	300,968
Cash and cash equivalents at the end of the year	**287,890**	**488,160**
SUPPLEMENTARY DISCLOSURE:		
Movements resulting from exchange rate fluctuations on:		
Loans	(36,694)	16,340
Subscriptions and contributions	18,470	16,713

The accompanying notes to the special purpose financial statements form part of this statement.

NOTES TO THE SPECIAL PURPOSE FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2012

NOTE A – PURPOSE, ORGANIZATION AND RESOURCES

Purpose and Organization

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the African Development Bank (ADB or the Bank) in contributing to the economic and social development of the Bank's regional members, promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

By its resolution F/BG/2010/03 of May 27, 2010, the Board of Governors increased the membership of the Board of Directors of ADF from twelve (12) to fourteen (14), made up of seven (7) members selected by the Bank and seven (7) members selected by State Participants. The Board of Directors reports to the Board of Governors, which is made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in the ADF and the President of the Bank is the ex-officio President of the Fund.

The ADB, the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB, and the ADF are collectively referred to as the Bank Group. The principal purpose of the ADB is to promote economic and social development in its regional member countries. The ADB finances development projects and programs in its regional member states. The ADB also participates in the selection, study and preparation of projects contributing to the development of its member countries and where necessary provides technical assistance. The NTF was established under an agreement between the Bank and the Federal Republic of Nigeria to further support the development efforts of ADB regional member countries, particularly the lesser-developed countries. The assets and liabilities of the ADB and of the NTF are separate and independent of those of the ADF. Furthermore, the ADF is not liable for their respective obligations. Transactions with these affiliates, where there are, are disclosed in the notes that follow.

Resources

The resources of the Fund consist of subscriptions by the Bank, subscriptions and contributions by State Participants, other resources received by the Fund and funds derived from operations or otherwise accruing to the Fund. The initial resources of the Fund consisted of subscriptions by the Bank and the original State Participants to the Agreement Establishing the Fund (the Agreement). Thereafter, the resources have been replenished through Special and General increases of subscriptions and contributions.

NOTE B – BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Due to its nature and organization, the Fund presents its financial statements on a special purpose basis. The Special Purpose Financial Statements are prepared for the specific purpose of reflecting the net development resources of the Fund and are not intended to be a presentation in accordance with International Financial Reporting Standards. Net development resources represent resources available to fund loan and grant commitments and comprise primarily cash, marketable investments and demand obligations of State Participants. These special purpose financial statements have been prepared to comply with Article 35(1) of the Agreement establishing the Fund, which requires that the Fund circulates, at appropriate intervals, a summary of its financial position and income and expenditure statement showing the results of its operations.

The significant accounting policies used in the preparation of the Fund's special purpose financial statements are as follows:

Monetary Basis of the Special Purpose Financial Statements

The special purpose financial statements are expressed in Units of Account (UA). Article 1 of the Agreement defined a Unit of Account as having a value of 0.81851265 grams of fine gold.

On April 1, 1978, when the second amendment to the Articles of the Agreement of the International Monetary Fund (IMF) came into effect, gold was abolished as a common denominator of the international monetary system. Computations relating to the currencies of IMF members were thereafter made on the basis of the Special Drawing Right (SDR) for purposes of applying the provisions of the Articles of the IMF. The Fund's Unit of Account was therefore based on its relationship to the SDR at the time of establishment of the Fund. This was 1 Unit of Account equal to SDR 0.921052.

Subsequently, on November 16, 1992, the Board of Governors decided by Resolution F/BG/92/10 to redefine the Fund's Unit of Account to be equivalent to the UA of the ADB, which is defined as equivalent to the Special Drawing Right of the IMF. In compliance with this Resolution, the Board of Directors, on June 22, 1993, adopted January 1, 1993, as the date for the entry into effect of the Resolution, and the Fund's UA has since then been defined as equal to the Bank's UA.

The Fund conducts its operations in the currencies of its State Participants. Income and expenses are converted into UA at the rate prevailing on the date of the transaction. Assets and liabilities are translated into UA at rates prevailing at the date of the Statement of Net Development Resources. Translation differences are debited or credited to the Cumulative Currency Translation Adjustment. Translation gains and losses on subscriptions received are credited or debited to the Cumulative Exchange Adjustment on Subscriptions and contributions. Where currencies are converted into any other currency, the resulting gains or losses are included in income.

The rates used for translating currencies into UA at December 31, 2012 and 2011 are as follows:

	2012	2011
1 Unit of Account equals:		
Argentinian Peso	6.106830	6.106830
Brazilian Real	3.148070	2.867330
Canadian Dollar	1.529540	1.562540
Danish Krone	8.697620	8.820990
Euro	1.165830	1.186540
Indian Rupee	84.295700	81.783500
Japanese Yen	133.020000	119.321000
Korean Won	1,648.350000	1,770.620000
Kuwaiti Dinar	0.432105	0.426292
Norwegian Krone	8.554320	9.200390
Pound Sterling	0.953662	0.992989
South African Rand	13.065600	12.501500
Swedish Krona	10.014000	10.629300
Swiss Franc	1.408740	1.444530
United States Dollar	1.536920	1.535270

No representation is made that any currency held by the Fund can be or could be converted into any other currency at the cross-rates resulting from the rates indicated above.

Participants' Subscriptions and Contributions

Subscriptions committed by State Participants for each replenishment are recorded in full as subscriptions receivable from participants upon submission of an instrument of subscription by the participants. A replenishment becomes effective when the ADF receives instruments of subscription from participants for a portion of the intended replenishment level as specified in the replenishment resolution. The portion of subscribed amounts for which payments are not yet due from State Participants are recorded as installments on subscriptions not yet payable, and are not included in the net development resources of the Fund. The subscriptions not yet payable become due throughout the replenishment period (generally three years) in accordance with an agreed payment schedule. The actual payment of subscriptions when they become due from certain participants is conditional upon the respective participant's budgetary appropriation process.

The subscriptions receivable are settled through payment of cash or deposit of non-negotiable, non-interest bearing demand notes. The notes are encashed by the Fund as provided in an encashment program agreed to at the time of the replenishment.

Starting with the ADF-9 replenishment, participants were given the option of an early payment of cash in an amount equivalent to the net present value of their entire subscriptions and contributions. Upon receipt of such cash payments, participants are credited with the full face value of their entire subscriptions, and in agreement with the Fund, such cash amounts received are invested and the income generated thereon is retained by the Fund. A discount, calculated as the difference between the face value of the subscriptions and the cash amount received, is initially recorded to represent the interest expected to be earned on the cash received from State Participants who opted for the accelerated encashment program. Such discount is amortized over the projected encashment period, to recognize the effective contributions to equity by the relevant participant over and above the initial cash advanced.

By its resolutions F/BG/2006/12 and F/BG/2006/13 of May 18, 2006 and August 31, 2006 respectively, the Board of Governors of the Fund authorized the Board of Directors to approve the participation of the ADF in the Multilateral Debt Relief Initiative (MDRI) and in that regard the Board of Governors also authorized an increase in the resources of the ADF to provide full and timely compensation for the debt cancelation under the MDRI subject to the attainment of the following effectiveness thresholds:

1) Receipt of Instruments of Commitment from donors covering an aggregate amount equivalent to at least seventy percent (70%) of the total cost of debt relief for the first group of 14 post-completion point Heavily Indebted Poor Countries (HIPCs); and

2) Receipt of unqualified Instruments of Commitments from donors for an amount not less than the equivalent of at least seventy five percent (75%) of the total cost of debt relief incurred during the remainder of ADF-10 period.

Upon satisfaction of the above two thresholds, the Board of Directors of the Fund approved the effectiveness of the MDRI with effect from September 1, 2006. To ensure full compensation for foregone reflows as a result of the upfront debt cancelation, the ADF governing bodies endorsed Management's proposal for a compensation scheme over the 50-year period of the Initiative. Donors will contribute additional resources to ADF, equivalent to the foregone debt service (service charges and principal) for each replenishment period, by submitting pledges over the life of the initiative. The compensatory financing arrangements will take the form of a general increase in the contribution of State Participants pursuant to Article 7 of the Agreement Establishing ADF. The contributions received from State Participants under the compensatory financing arrangements shall not be counted as part of the burden share for the replenishment period in which such resources are received, but shall carry voting rights in the same manner as normal subscriptions. Such contributions are separately disclosed within the total of subscriptions and contributions in the Statement of Net Development Resources.

Maintenance of Value of Currency Holdings

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' successive Resolutions governing the Second through to the twelfth general replenishments of the Fund, which stipulated that Article 13 shall not apply to these general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in national currencies in terms of agreed parities ruling at the date these replenishments came into force. Gains or losses arising on translating these subscriptions, when received, into UA are applied against subscriptions, with the offsetting debits or credits recorded as Cumulative Exchange Adjustment on Subscriptions (CEAS).

Financial Assets

The Fund's financial assets are classified into the following categories: financial assets at amortized cost and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized cost

A financial asset is classified at 'amortized cost' only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified at 'fair value through profit or loss'.

Financial assets at amortized cost include mainly demand obligations and accrued income on loans and receivables and certain investments that meet the criteria of financial assets at amortized cost. Demand obligations are non-negotiable, non-interest-bearing notes payable on demand deposited for subscription payment.

The Fund also classifies at amortized cost, investments of the proceeds of accelerated encashment of notes. This is consistent with the business model of the Fund of collecting contractual cash flows. The primary objective of such financial assets is to recoup the discount granted to State Participants on the accelerated encashment program.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Income on investments includes interest earned and unrealized gains and losses on financial assets at FVTPL.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

Investments

The Fund's investment securities are classified either as financial assets at amortized cost or as at fair value. Investments classified as financial assets at amortized cost include non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method. All other investment securities are classified as investments at fair value through profit or loss and measured at market value.

Income on investments includes interest earned and unrealized gains and losses on the portfolio held at fair value through profit or loss. Purchases and sales of investments are recognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the investments.

Loans

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance. Annual Debt Sustainability Analysis is used to determine the risk of debt distress of each beneficiary country and set appropriate financing terms.

The following categories of countries are eligible to ADF loans:

- Category A countries that are not deemed creditworthy for non-concessional financing and whose income levels are below the operational cut-off.
- Category A countries that are not deemed creditworthy for non-concessional financing but whose income levels are above the operational cut-off (blend countries) will have access to ADF funds with modified financing terms at par with those of blend countries.
- Category B countries are those deemed creditworthy for non-concessional financing but whose income levels are below the operational cut-off with access to a blend of ADB and ADF resources.

Graduating countries are those that are graduating from the category of ADF borrowing countries to the category of ADB borrowing countries and the graduating policies are determined for each new ADF replenishment.

Disbursed and outstanding loans are not included in Net Development Resources as they represent an allocation of development resources. Accordingly, no provision for possible loan losses is required. Loans reported at amortized cost in the special purpose financial statements are treated as allocation of development resources.

Loan income arising from interest, service and commitment charges is recognized on an accrual basis. The Fund places all loans to a borrower country in non-accrual status if the principal installments, interest or service charges on any of the loans to such member country are overdue by 6 months or more, unless the Fund's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the specific facts and circumstances, including consideration of events occurring subsequent to the balance sheet date, warrant such action. On the date a borrower's loans are placed in non-accrual status, unpaid interests and charges that had previously been accrued on loans to the borrower are deducted from income on loans for that period. Interests and charges on loans in non-accrual status are included in income only to the extent that payment of such charges has been received by the Fund.

Grants

In addition to loans, the Fund is authorized to provide development financing in the form of grants. Prior to the ninth replenishment of the resources of the Fund, grant funds were granted for technical assistance activities only. With effect from the ninth replenishment, grants may be used for technical assistance as well as project financing. Grants, like loans, represent allocations of development resources and are accordingly treated as such in the Statement of Net Development Resources of the Fund.

HIPC Debt Initiative

The Fund participates in a multilateral debt relief initiative for addressing the debt problems of countries identified as heavily indebted poor countries (HIPCs) to help ensure that their reform efforts are not compromised by unsustainable external debt burdens. Under this initiative, creditors provide debt relief for those countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. As a part of this process, the HIPC Debt Initiative Trust Fund, (the Trust Fund) constituted by funds from donors, including the Bank Group, was established to help beneficiaries reduce their overall debt, including those debts owing to the Fund.

Under the original framework of the debt relief initiative, upon signature of a HIPC Debt Relief Agreement by the Fund, the beneficiary country and the Trust Fund, loans or repayment installments identified for sale to the Trust Fund are written down to their estimated net present value. On the settlement date, the estimated write-down is adjusted to reflect the actual difference between the cash received and the carrying value of the loans sold.

Under the enhanced HIPC framework, the implementation mechanism comprises a partial payment of ADF debt service as it falls due with funds received from the Trust Fund.

Multilateral Debt Relief Initiative (MDRI)

Under the MDRI, loans due from eligible HIPCs are canceled when the countries attain the completion point under the HIPC framework. The Fund is expected to be fully compensated for loans canceled under MDRI by additional contributions to be made by donors over the previously scheduled repayment periods of the canceled loans. When MDRI becomes effective for a country, certain amounts previously disbursed to that country as loans are no longer repayable by the country and effectively take on the character of grants made by the Fund. Accordingly, loans canceled under the MDRI are included in "Net Debt Relief" and reported in the Statement of Net Development Resources as allocation of development resources, with a corresponding offset to loans outstanding.

Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancelation or expiration.

Impairment of Financial Assets

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets included in its Net Development Resources is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on its receivable or treasury investments held at amortized cost (described in prior years as held-to-maturity investment), the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the income statement. If a treasury investment at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Loans are not included in Net Development Resources and are therefore not subject to impairment.

Fair Value Disclosure

The fair values of quoted financial assets in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realizable in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input, is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Investments: Fair values for investment securities are based on quoted market prices, where available, using the bid prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Government and agency obligations include marketable bonds or notes and other government obligations issued or unconditionally guaranteed by governments of member countries or other official entities with a minimum credit rating of AA-. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Money market instruments include time deposits, certificates of deposit and other obligations with a maturity period of less than 1 year, issued or unconditionally guaranteed by banks and other financial institutions with a minimum rating of A.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Fund also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Fund's financial instruments are subject to both internal and periodic external reviews.

Events after the Balance Sheet date

The financial statements are adjusted to reflect events that occurred between the date of the Statement of Net Development Resources and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the date of the Statement of Net Development Resources.

Events that are indicative of conditions that arose after the date of the Statement of Net Development resources are disclosed, but do not result in an adjustment of the financial statements themselves.

Reclassification

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect the prior year's reported result.

NOTE C – RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Fund seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless critical to the execution of its mandate.

The degree of risk the Fund is willing to assume to achieve its development mandate is limited by its commitment capacity. The Fund's overall risk management strategy is to minimize the exposure of its replenishment resources (the Commitment Capacity) to the risk of over-commitment and also to protect its Net Development Resources from currency translation losses that could negatively affect the Fund's long-term capacity to meet its development needs.

The policies, processes and procedures which the Fund uses to manage its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Fund's Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Fund's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Fund manages its core and non-core risks are governed by the General Authority on Asset Liability Management (the ALM Authority) approved by the Board of Directors of the Fund.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Fund's liquid assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Fund's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Fund's entire array of ALM activities.

Under the umbrella of the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). The ALCO, chaired by the Vice President for Finance, is the oversight and control organ of the Fund's finance and treasury risk management activities.

The ALCO meets on a regular basis to perform its oversight role. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibility for implementing the Fund's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Fund.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising essentially from its lending and treasury operations.

The Fund's credit risk arises from two principal sources: (i) sovereign credit risk arising from lending to its qualifying RMCs and (ii) counterparty credit risk on its portfolio of treasury investments and derivative transactions.

Sovereign Credit Risk

The Fund provides concessional loans in order to fund economic and social development of its member countries which generally have a lower credit quality than ADB borrowers. Although loans are included in the financial statements as resources already allocated for development and therefore not included in the Net Development Resources, the Fund still manages sovereign credit risks to ensure equitable allocation of resources to eligible beneficiaries and ensure that expected reflows from loan repayments are properly monitored and managed. Country eligibility for loans is determined by assessing among other things, gross national income per capita, credit worthiness and performance. The Fund uses the International Monetary Fund/World Bank Debt Sustainability Framework (DSF) for low-income countries, to make performance-based allocation (PBA) of ADF resources among the many competing needs in the continent and to ensure the funds are directed to areas they will be used most effectively. The PBA process, which is reviewed regularly, is also used to determine the proportion of ADF resources that is allocated in the form of grants to each qualifying borrower. On the basis of the debt sustainability analysis, certain countries are allocated grants-only resources, while others may receive a combination of loan and grant resources or loan resources only.

Country Exposure

The Fund's exposures as at December 31, 2012 from its lending activities are summarized below:

SUMMARY OF LOANS AS AT DECEMBER 31, 2012

(Amounts in UA thousands)

Country	No. of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Angola	12	58,402	-	27,139	31,263	0.43
Benin	30	297,269	-	151,815	145,454	2.02
Botswana	12	50,480	-	-	50,480	0.70
Burkina Faso	31	373,205	-	58,175	315,030	4.37
Burundi	6	25,948	-	3,648	22,300	0.31
Cameroon	28	542,545	47,260	259,835	235,450	3.26
Central African Republic	1	1,040	-	1,040	-	-
Cape Verde	28	103,630	-	9,361	94,269	1.31
Chad	39	288,706	-	27,872	260,834	3.62
Comoros	8	19,520	-	-	19,520	0.27
Congo	2	17,248	10,000	-	7,248	0.10
Côte d'Ivoire	1	22,952	-	-	22,952	0.32
Democratic Republic of Congo	5	86,072	-	8,357	77,715	1.08
Djibouti	16	85,507	-	1,231	84,276	1.17
Egypt	17	144,332	-	-	144,332	2.00
Equatorial Guinea	11	27,169	-	-	27,169	0.38
Eritrea	6	72,643	-	-	72,643	1.01
Ethiopia	24	1,197,818	-	651,085	546,733	7.58
Gabon	1	1,190	-	-	1,190	0.02
Gambia	10	32,673	-	288	32,385	0.45
Ghana	37	708,931	-	224,523	484,408	6.71
Guinea	11	61,126	-	11	61,115	0.85
Guinea-Bissau	8	23,012	-	2,958	20,054	0.28
Kenya	50	1,383,081	-	768,564	614,517	8.52
Lesotho	33	138,954	-	2,448	136,506	1.89
Liberia	4	4,244	-	4,000	244	-
Madagascar	18	242,752	-	61,462	181,290	2.51
Malawi	22	187,513	-	71,372	116,141	1.61
Mali	41	539,412	-	172,793	366,619	5.08
Mauritania	13	62,781	-	9,576	53,205	0.74
Mauritius	2	1,871	-	-	1,871	0.03
Morocco	5	32,735	-	-	32,735	0.45
Mozambique	33	644,993	2,100	249,854	393,039	5.45
Namibia	2	12,284	-	-	12,284	0.17
Niger	21	206,100	-	88,836	117,264	1.63
Nigeria	24	688,339	85,720	321,677	280,942	3.89
Rwanda	17	194,581	-	50,517	144,064	2.00
Sao Tome & Principe	4	4,880	-	1,475	3,405	0.05
Senegal	30	368,660	-	53,987	314,673	4.36
Seychelles	3	6,070	-	-	6,070	0.08
Sierra Leone	12	69,395	-	15,514	53,881	0.75
Somalia **	17	66,601	-	-	66,601	0.92
Sudan **+	15	180,742	-	-	180,742	2.51
Swaziland	8	33,320	-	-	33,320	0.46
Tanzania	38	1,210,838	-	531,250	679,588	9.42
Togo	2	20,988	-	17,800	3,188	0.04
Uganda	33	882,902	67,000	369,390	446,512	6.19
Zambia	19	355,126	30,000	156,691	168,435	2.33
Zimbabwe **	10	36,213	-	-	36,213	0.50
Multinational	7	52,466	38,650	-	13,816	0.19
Total	827	11,869,259	280,730	4,374,544	7,213,985	100.00

+ *The outcome of the referendum conducted in Southern Sudan in January 2011 supported the creation of an independent state of Southern Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between the North and South Sudan. At the end of December 2012, no decision has been taken by the states of the North and South Sudan regarding the terms and conditions of such exchange.*

* *Excludes fully repaid loans and canceled loans.*

** *Countries in non-accrual status as at December 31, 2012.*

Slight differences may occur in totals due to rounding.

Counterparty Credit Risk

In the normal course of business, the Fund utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund. Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, the Fund minimizes this risk by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Fund's minimum credit rating requirements and are approved by the Bank Group's Vice President for Finance. ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored by the Risk Management Department.

For trading counterparties, the Fund requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery vs. payment (DVP) terms and a minimum long-term credit rating of A/A2 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
MBS/ABS	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund uses derivatives in the management of its assets and liabilities. As a rule, the Fund executes an ISDA master agreement and collateral exchange agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/Aa3 by at least two approved rating agencies or A-/A3 for counterparties with whom the Fund has entered into a collateral exchange agreement. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a stipulated maximum for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Fund's credit limits after considering the benefits of any collateral.

	Credit Risk Profile of the Investment and Derivative Portfolios		
	AAA	AA+ to AA-	A+ and lower
2012	61%	33%	6%
2011	55%	34%	11%

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Fund's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for between 50 and 75 percent of the three years moving average of expected disbursements.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if the need arises, the Fund divides its investment portfolio into two tranches with different liquidity objectives and benchmarks. The Fund's core liquidity portfolio, which is fair valued, is invested in highly liquid securities that can be readily liquidated if the need arises to meet the Fund's short-term liquidity needs. In addition to the trading portfolio, the Fund maintains a second tranche of liquidity under the broad category of amortized cost portfolio, which is held in a portfolio of fixed income securities intended to earn contractual cash flows.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in the Fund's Net Assets, including its Net Development Resources (NDR) and outstanding loans, the Fund's principal currency risk management objective is to ensure that it is able to provide the disbursement currencies requested by borrowers while minimizing the exposure of its net development resources to adverse exchange rate movements. To the extent possible, the Fund shall maintain the alignment of the currency composition of its Net Assets with the UA as the primary benchmark of its currency composition. The Fund may conduct currency exchange transactions for the following two reasons: (1) to align the currency composition of its Net Assets (loan and investment portfolios) with the UA, (2) for the purpose of providing ADF borrowers with the disbursement currencies requested.

Interest Rate Risk

Interest rate risk is the potential for loss due to adverse movements in market interest rates. In seeking to earn a stable and reasonable return on invested liquidity, the Fund's principal interest rate risk management is to reduce the sensitivity of the Fund's investment returns to changes in market interest rates. To achieve this objective, the Fund's investments are managed in two portfolios: (1) an actively managed portfolio (the "Operational" Portfolio); and (2) a passively managed portfolio (the "Investment" Portfolio).

The Operational Portfolio provides a readily available source of liquidity to cover both expected and unexpected disbursements as well as any other probable cash outflows. The Operational Portfolio is managed against a 3-month LIBOR reference benchmark in each currency. Generally, investments in the Operational Portfolio are held for trading and are regularly marked to market.

The Investment Portfolio consists of funds that are not immediately required for loan disbursements and therefore may be invested for a longer horizon. Generally, investments in the Investment Portfolio are purchased with the intention to hold them until their maturity and are not marked to market. The Investment Portfolio comprises two sub-portfolios, (1) an investment portfolio for income stabilization for the purpose of generating a stable income for the Fund and reducing the Fund's investment income sensitivity to interest rates. This portfolio is managed against a ten-year uniform re-pricing profile for each invested currency, and (2) an investment portfolio for accelerated encashments for the purpose of investing proceeds from accelerated encashments to recoup the discount granted to State Participants, minimizing or eliminating interest rate risk on accelerated encashments. This portfolio is managed against a target rate, which is the discount rate agreed with State Participants.

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total
Assets							
Cash	106,018	-	-	-	-	-	106,018
Investments	855,749	843,590	559,220	190,019	304,220	558,472	3,311,270
Demand obligations	928,778	617,877	492,749	272,798	35,680	25,579	2,373,461
Accounts receivable	67,434	-	-	-	-	-	67,434
	1,957,979	1,461,467	1,051,969	462,817	339,900	584,051	5,858,183
Liabilities							
Accounts payable	(107,506)	-	-	-	-	-	(107,506)
	(107,506)	-	-	-	-	-	(107,506)
Net Development Resources at December 31, 2012	**1,850,473**	**1,461,467**	**1,051,969**	**462,817**	**339,900**	**584,051**	**5,750,677**

Interest Rate Risk Position as at December 31, 2011

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total
Assets							
Cash	187,192	-	-	-	-	-	187,192
Investments	988,825	443,299	470,197	225,228	191,373	579,023	2,897,945
Demand obligations	1,162,162	650,643	330,326	175,888	151,742	84,994	2,555,755
Accounts receivable	108,415	-	-	-	-	-	108,415
	2,446,594	1,093,942	800,523	401,116	343,115	664,017	5,749,307
Liabilities							
Accounts payable	(100,390)	-	-	-	-	-	(100,390)
	(100,390)	-	-	-	-	-	(100,390)
Net Development Resources at December 31, 2011	**2,346,204**	**1,093,942**	**800,523**	**401,116**	**343,115**	**664,017**	**5,648,917**

NOTE D – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
December 31, 2012	Mandatorily at Fair Value	Designated at Fair Value				
Due from banks	-	-	-	106,018	106,018	106,018
Treasury investments	1,195,002	-	-	2,116,268	3,311,270	3,447,257
Demand obligations	-	-	-	2,373,461	2,373,461	2,373,461
Accounts receivable	-	-	-	67,434	67,434	67,434
Total financial assets	**1,195,002**	**-**	**-**	**4,663,181**	**5,858,183**	**5,994,170**
Liabilities	-	-	-	107,506	107,506	107,506
Total financial liabilities	**-**	**-**	**-**	**107,506**	**107,506**	**107,506**

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
December 31, 2011	Mandatorily at Fair Value	Designated at Fair Value				
Due from banks	-	-	-	187,192	187,192	187,192
Treasury investments	1,509,272	-	-	1,388,673	2,897,945	3,013,688
Demand obligations	-	-	-	2,555,755	2,555,755	2,555,755
Accounts receivable	-	-	-	108,415	108,415	108,415
Total financial assets	**1,509,272**	**-**	**-**	**4,240,035**	**5,749,307**	**5,865,050**
Liabilities	-	-	-	100,390	100,390	100,390
Total financial liabilities	**-**	**-**	**-**	**100,390**	**100,390**	**100,390**

The composition of investments as at December 31, 2012 and 2011 was as follows:

(UA thousands)

	2012	2011
Treasury investments mandatorily measured at FVTPL	1,195,002	1,509,272
Treasury investments at amortized cost	2,116,268	1,388,673
Total	**3,311,270**	**2,897,945**

Treasury Investments Mandatorily Measured at Fair Value through Profit or Loss (FVTPL)

A summary of the Fund's treasury investments mandatorily measured at FVTPL at December 31, 2012 and 2011 follows:

(UA millions)

	US Dollar		Euro		GBP		All Currencies	
	2012	2011	2012	2011	2012	2011	2012	2011
Time deposits	57.74	20.35	-	111.99	124.14	168.63	181.88	300.97
Asset-backed securities	29.53	16.42	22.72	17.98	-	-	52.25	34.40
Government and agency obligations	442.25	481.68	76.60	77.48	5.24	-	524.09	559.16
Corporate bonds	173.84	326.74	147.54	278.55	-	-	321.38	605.29
Supranational	55.72	6.82	39.61	2.63	20.07	-	115.40	9.45
Total	**759.08**	**852.01**	**286.47**	**488.63**	**149.45**	**168.63**	**1,195.00**	**1,509.27**

The contractual maturity structure of investments mandatorily measured at FVTPL at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012	2011
One year or less	446.02	782.66
More than one year but less than two years	404.83	283.81
More than two years but less than three years	244.24	283.83
More than three years but less than four years	18.25	80.13
More than four years but less than five years	43.53	44.57
More than five years	38.13	34.27
Total	**1,195.00**	**1,509.27**

Treasury Investments at Amortized Cost

A summary of the Fund's treasury investments at amortized cost at December 31, 2012 and 2011 follows:

(UA millions)

	US Dollar		Euro		GBP		All Currencies	
	2012	2011	2012	2011	2012	2011	2012	2011
Asset-backed securities	12.78	12.73	-	-	-	-	12.78	12.73
Government and agency obligations	732.49	488.28	312.61	118.57	140.76	163.78	1,185.86	770.63
Corporate bonds	217.38	118.26	191.50	34.32	34.24	42.83	443.12	195.41
Supranational	335.46	334.33	95.15	32.91	43.90	42.66	474.51	409.90
Total	**1,298.11**	**953.60**	**599.26**	**185.80**	**218.90**	**249.27**	**2,116.27**	**1,388.67**

The contractual maturity structure of investments at amortized cost at December 31, 2012 and 2011 was as follows:

(UA millions)

	2012	2011
One year or less	409.73	206.17
More than one year but less than two years	438.76	159.49
More than two years but less than three years	314.98	186.37
More than three years but less than four years	171.77	145.10
More than four years but less than five years	260.69	146.80
More than five years	520.34	544.74
Total	**2,116.27**	**1,388.67**

Futures Contracts

The Fund has also entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at December 31, 2012, the Fund had 317 contracts in Euro and 2,397 contracts in US Dollars. The nominal value of each contract is one million of each currency unit, except for 56 Euro contracts with a nominal value of 100,000 for each contract.

NOTE E – DEMAND OBLIGATIONS

Demand obligations represent subscription payments made by participants, in accordance with Article 9 of the Agreement, in the form of non-negotiable, non-interest-bearing notes payable at their par value on demand. The Board of Governors has agreed that the encashment of these notes will be governed by the Fund's disbursement requirements.

NOTE F – DEVELOPMENT ACTIVITIES

According to the Fund's loan regulations, loans are expressed in UA and repaid in the currency disbursed.

Project Loans and Lines of Credit

Loans are generally granted under conditions that allow for repayment over 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 1 percent per annum and from years 21 through 50 at a rate of 3 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans and lines of credit approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such commitment charge commences to accrue after 90 days from the date of signature of the loan agreement. With effect from the ADF 12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years' maturity, grace period of 8 years and interest rate of 1 per cent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge.

Prior to the establishment of the Technical Assistance Account, loans for pre-investment studies were normally granted for a period of 10 years, including a grace period of 3 years, with repayments in seven equal installments from years 4 through 10.

Of the undisbursed balances of loans signed, the Fund may enter into special irrevocable commitments to pay amounts to borrowers or others in respect of the cost of goods and services to be financed under loan agreements. As at December 31, 2012, outstanding irrevocable reimbursement guarantees to commercial banks amounted to UA 13.83 million (2011: UA 7.11 million).

As at December 31, 2012, loans made to or guaranteed by certain borrowers with an aggregate principal balance outstanding of UA 283.56 million (2011: UA 286.01 million) of which UA 98.10 million (2011: UA 91.10 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended December 31, 2012, would have been higher by UA 3.84 million (2011: UA 2.13 million). At December 31, 2012, the cumulative charges not recognized on the non-accrual loans amounted to UA 39.47 million, compared to UA 35.92 million at December 31, 2011.

Lines of credit to national development banks and similar national finance institutions are generally granted for a maximum of 20 years, including a 5-year grace period.

At December 31, 2012, outstanding loans amounted to UA 7,213.99 million (2011: UA 6,878.62 million)

Maturity and Currency Composition of Outstanding Loans

The maturity distribution of outstanding loans as at December 31, 2012 and 2011 was as follows:

(Amounts in UA millions)

	2012		2011	
Period	Amount	%	Amount	%
One year or less	162.05	2.25	155.97	2.27
More than one year but less than two years	71.87	1.00	69.51	1.01
More than two years but less than three years	78.71	1.09	79.38	1.15
More than three years but less than four years	83.11	1.15	86.04	1.25
More than four years but less than five years	89.84	1.25	90.21	1.31
More than five years	6,728.41	93.26	6,397.51	93.01
Total	**7,213.99**	**100.00**	**6,878.62**	**100.00**

The currency composition of outstanding loans as at December 31, 2012 and 2011 was as follows:

(Amounts in UA millions)

	2012		2011	
Currency	Amount	%	Amount	%
Canadian Dollar	12.98	0.18	14.57	0.21
Danish Kroner	11.40	0.16	13.11	0.19
Euro	2,767.56	38.37	2,484.94	36.13
Japanese Yen	722.73	10.02	1,524.82	22.17
Norwegian Krone	23.79	0.33	26.26	0.38
Pound Sterling	226.61	3.14	6.22	0.09
Swedish Krona	16.06	0.22	17.16	0.25
Swiss Franc	57.01	0.79	72.65	1.06
United States Dollar	3,375.50	46.79	2,718.57	39.52
Others	0.35	-	0.32	-
Total	**7,213.99**	**100.00**	**6,878.62**	**100.00**

Slight differences may occur in totals due to rounding.

Grants and Technical Assistance Activities

Under the Fund's lending policy, 5 percent of the resources available under the third and fourth general replenishments, 10 percent under the fifth and sixth general replenishments, and 7.5 percent under the seventh and eighth general replenishments were allocated as grants and grant-based technical assistance for the identification and preparation of development projects or programs in specified member countries. In addition, amounts in the range of 18 to 21 percent of the total resources under the ninth replenishment were set aside in the form of grants for permitted uses, including technical assistance and project financing. Grants do not bear charges. The share of grants under the tenth, eleventh and twelfth general replenishments is based on a country-by-country analysis of debt sustainability. Under the seventh, eighth and ninth general replenishments, technical assistance may also be provided on a reimbursable basis.

Technical assistance loans are granted under conditions that allow for repayment in 50 years, including a 10-year grace period, from the date of the loan agreement. However, the following categories of loans have different terms:

(i) where the loan is granted for the preparation of a pre-investment study and the study proves that the project is not feasible, the grace period is extended to 45 years with a repayment period of 5 years thereafter.

(ii) where the loan is granted for strengthening regional member countries' cooperation or for the improvement of the operations of existing institutions and is not related to specific projects or programs, the grace period is 45 years with a repayment period of 5 years thereafter.

Technical assistance loans do not carry charges.

HIPC Debt Relief Initiative

Under the original framework of HIPC, selected loans to beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the net present value of the loans as calculated using the methodology agreed under the initiative. Following the signature of a HIPC debt relief agreement, loans identified for payment were written down to their estimated net present value. The amount of the write-down, representing the difference between the book value and net present value of the loans, was shown as an allocation of development resources. The amount of UA 71.08 million which was the write-down in respect of the debt relief granted to Mozambique in 1999 under the original HIPC framework is included in the amount stated as net debt relief in the Statement of Net Development Resources. The outstanding balance and net present value of the loans owed by Mozambique and sold to the HIPC Trust Fund in 1999 were UA 132.04 million and UA 60.96 million, respectively.

In 1999, the HIPC initiative was enhanced to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are currently eligible, debt relief is delivered through annual debt service reductions which allow the release of up to 80 percent of annual debt service obligations as they come due until the total net present value (NPV) of debt relief, determined by the debt sustainability analysis (DSA), is provided. Interim financing of up to 40 percent of total debt relief is granted between the decision and completion points. Total contributions by the Fund to the HIPC initiative at December 31, 2012 amounted to UA 184 million and are shown as allocation of development resources in the Statement of Net Development Resources.

Multilateral Debt Relief Initiative

At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for the MDRI, and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation is delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors are expected to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

The MDRI became effective for the ADF on September 1, 2006. Since disbursed and outstanding loans are already excluded from net development resources, the debt cancelation did not have an impact on the Fund's balance of net development resources. Cancelation of ADF debts are effected when other eligible countries reach the HIPC completion point.

At December 31, 2012, a gross amount of UA 5.52 billion (2011: UA 5.15 billion) of outstanding loans had been canceled under MDRI for 28 (2011: 26) HIPC completion-point countries. Of this amount, UA 1,225.99 million (2011: UA 1,225.99 million) in nominal terms were converted by the HIPC Trust Fund. The present value of the converted loans was UA 942.71 million (2011: UA 942.71 million). As of December 31, 2012, the present value amounts have been transferred from the HIPC Trust Fund to ADF.

A summary of debt relief granted under HIPC and MDRI as at December 31, 2012 and 2011 follows:

(UA thousands)

	2012			2011		
	HIPC	MDRI	Total	HIPC	MDRI	Total
Balance at January 1	235,096	4,247,658	4,482,754	302,858	3,947,504	4,250,362
Loans canceled*		340,543	340,543	-	300,154	300,154
Cash received*	-	-	-	(67,762)	-	(67,762)
Balance at December 31	**235,096**	**4,588,201**	**4,823,297**	**235,096**	**4,247,658**	**4,482,754**

* *Upon implementation of MDRI*

Special Arrears Clearance Mechanism

Arrears Clearance Mechanism for DRC – In connection with an internationally coordinated effort including the ADB Group, the IMF, the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance mechanism for the DRC. Under the arrears clearance mechanism, representatives of ADF State Participants (the Deputies) authorized an allocation of approximately UA 36.50 million of grant resources from the ninth replenishment of the ADF (ADF-9) to clear the entire stock of the DRC's arrears to the Fund. The Deputies also authorized the use of approximately UA 11.77 million of the residual Supplementary Financing Mechanism (SFM) resources from ADF-8 as a partial payment against the DRC's arrears on charges to the ADB.

Fragile States Facility Framework – The Fragile States Facility (FSF) was established in March 2008 to provide a broader and integrated framework for assistance to eligible states, typically regional member countries of ADB emerging from conflict or crisis. The purposes of FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth. The FSF assumes the arrears clearance activities of the now defunct Post Conflict Countries Facility (PCCF), which was established as a framework to assist countries emerging from conflicts in clearing their arrears and prepare them for re-engagement with the donor communities, in order to reactivate development assistance and help these countries reach the HIPC decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with contributions from the ADF, the ADB and private donors. Resources from the facility are provided on a case-by-case basis to genuine eligible fragile states not yet receiving debt relief to fill financing gaps after maximum effort by the country to clear its arrears to the Bank Group. Contributions made by the Fund to the facility cannot be used to clear the debt owed to the Fund by beneficiary fragile state. Contributions by the Fund to the Facility are included in "Grants and Technical Assistance Activities" in the Statement of Net Development Resources.

NOTE G – SUBSCRIPTIONS AND CONTRIBUTIONS

The Fund's initial subscriptions were provided by the Bank and the original State Participants to the Agreement, and states acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of a special general increase and twelve general replenishments. Details of these movements are shown in the Statement of Subscriptions and Voting Power in Note M.

The Board of Governors, by its resolution F/BG/2011/01 of January 20, 2011, approved the twelfth general replenishment of the Fund (ADF-12), following the Deputies agreement for a replenishment level of UA 6.10 billion, of which UA 2.01 billion represents internally generated resources, for the three-year operational period, 2011 to 2013. ADF-12 came into effect on May 3, 2011 after the State Participants had deposited with the Fund, enough instruments of subscriptions to meet the threshold of 30 percent of pledged subscriptions. At December 31, 2012, subscriptions to ADF-12 amounted to UA 3.57 billion.

At December 31, 2012, cumulative contributions pledged on account of the MDRI amounted to UA 5.94 billion of which UA 583.52 million had been paid and included in total subscriptions. Consistent with the resolution approving MDRI, the contributions paid entitle the State Participants to voting rights, as reflected in Note M.

Gains or losses arising from translation of subscriptions and contributions received into UA are recorded in the Cumulative Exchange Adjustment on Subscriptions account in the Statement of Net Development Resources.

NOTE H – OTHER RESOURCES

In conformity with the findings of the UN General Assembly, the Board of Directors accepted that the former Socialist Federal Republic of Yugoslavia no longer exists as a state under international law and hence is no longer a State Participant in the Fund or a member of the Bank. Pursuant to a decision of the Board of Directors of the Fund in 1993, the subscriptions of the former Socialist Federal Republic of Yugoslavia in the Fund less the unpaid portion (UA 12.97 million), are deemed to have become part of the permanent patrimony of the Fund and are not returnable to any entity. Accordingly, the amounts of the paid subscriptions are reported as part of other resources in the Statement of Net Development Resources.

Also included in other resources is a total of UA 412.30 million representing contributions by the Bank of UA 410.30 million, and by the Government of Botswana of UA 2 million towards the Fund's activities, in accordance with Article 8 of the Agreement.

NOTE I – RESERVES

Reserves as at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Reserves at January 1	56,224	114,688
Deficit for the year	(64,614)	(58,464)
Reserves at December 31	**(8,390)**	**56,224**

NOTE J – TRUST FUNDS

The Fund has available resources entrusted to it under Article 8 of the Agreement, which empowers the Fund to receive other resources including grants from State Participants, non-participating countries, and from any public or private body or bodies.

At December 31, 2012, the undisbursed balance of trust fund resources was UA 2.68 million (2011: UA 3.75 million) representing the balance of a grant received from Japan for the development of human resources in Africa.

Resources of the trust funds are kept separate from those of the ADF.

NOTE K - ADMINISTRATIVE EXPENSES

Pursuant to Article 31 of the Agreement, the Fund reimburses the ADB for the estimated fair value of its use of the latter's offices, staff, organization, services and facilities. The amount of such administrative expenses reimbursed is based on a predetermined cost-sharing formula, which is driven, in large part, by the Fund's relative share of the number of programs and projects executed during the year by the Bank Group. The administrative expenses incurred by the Fund for the year amounted to UA 185.27 million (2011: UA 159.33 million).

NOTE L - RELATED PARTIES

The general operation of the Fund is conducted by a 14-member Board of Directors, of which 7 members are selected by the Bank. The Bank exercises 50 percent of the ADF's voting power and the President of the Bank is the ex-officio President of the Fund. In accordance with the Agreement, the Fund utilizes the officers, staff, organization, services and facilities of the ADB (the Bank) to carry out its functions, for which it reimburses the Bank as disclosed in Note K. In this regard, the Bank administers the resources of the Fund. The Fund also administers trust funds entrusted to it by one of its State Participants.

NOTE M – STATEMENT OF SUBSCRIPTIONS, CONTRIBUTIONS AND VOTING POWER AS AT DECEMBER 31, 2012

(Amounts in UA thousands)

		Subscriptions				Payment Positions			MDRI	Voting Power	
Participants	Initial	Special Increase	ADF-1 to ADF-11	ADF-12 Installments including ADF-9 Grants Compensation	Total Subscriptions	Total Installments Paid	Installments Due	Installments not yet Payable	Payments Received	Number of Votes	%
1 ADB	4,605	1,382	105,754	-	111,741	111,741	-	-	-	1,000.000	50.000
2 Argentina	1,842	-	7,018	9,771	18,631	1,842	7,018	9,771	-	0.086	0.004
3 Austria	13,816	-	283,612	95,706	393,134	361,232	-	31,902	7,353	17.286	0.864
4 Belgium	2,763	-	358,050	84,242	445,055	414,243	-	26,717	9,598	19.877	0.994
5 Brazil	1,842	921	131,258	9,608	143,629	134,021	-	9,608	-	6.285	0.314
6 Canada	13,816	6,908	1,353,038	204,452	1,578,214	1,510,063	-	68,151	95,664	75.305	3.765
7 China	13,816	-	338,003	83,922	435,741	407,767	-	27,974	10,167	19.600	0.980
8 Denmark	4,605	1,842	503,854	77,325	587,626	552,183	-	33,505	6,735	26.212	1.311
9 Finland	1,842	-	339,085	112,024	452,951	451,994	-	-	9,288	21.633	1.082
10 France	8,809	-	1,915,041	356,206	2,280,056	2,149,981	-	113,073	56,967	103.502	5.175
11 Germany	6,860	6,956	1,877,300	400,000	2,291,116	2,157,783	-	133,333	42,820	103.204	5.160
12 India	5,526	-	64,344	9,427	79,297	76,155	-	3,142	1,377	3.636	0.182
13 Italy	9,211	-	1,193,432	-	1,202,643	1,202,643	-	-	21,675	55.690	2.785
14 Japan	13,816	-	2,183,392	274,604	2,471,812	2,380,271	-	91,541	52,876	114.110	5.706
15 Korea	9,211	-	145,805	53,857	208,873	190,921	-	17,952	4,872	9.182	0.459
16 Kuwait	4,974	-	159,485	7,361	171,820	171,820	-	-	12,920	8.664	0.433
17 Netherlands	3,684	1,842	735,730	201,066	942,322	874,952	-	67,022	20,434	41.430	2.072
18 Norway	4,605	2,303	804,106	179,774	990,788	921,020	-	55,003	21,919	43.902	2.195
19 Portugal	7,368	-	136,628	-	143,996	143,996	-	-	3,499	6.917	0.346
20 Saudi Arabia	8,290	-	232,665	19,543	260,498	260,498	-	-	3,969	12.403	0.620
21 South Africa	1,794	-	19,069	10,424	31,287	27,812	-	3,475	9,562	-	-
22 Spain	1,842	921	435,241	122,684	560,688	452,252	-	108,436	48,167	23.469	1.173
23 Sweden	4,605	3,684	927,919	178,041	1,114,249	1,114,249	-	-	24,768	53.418	2.671
24 Switzerland	2,763	2,938	688,537	100,843	795,081	761,467	-	33,614	19,873	36.643	1.832
25 United Arab Emirates	4,145	-	4,145	-	8,290	8,290	-	-	-	0.389	0.019
26 United Kingdom	4,800	3,073	1,420,274	572,403	2,000,550	1,809,745	-	190,805	51,075	87.269	4.363
27 United States of America	12,434	8,290	2,222,705	381,083	2,624,512	2,295,111	-	329,401	47,945	109.885	5.494
Supplementary/ voluntary contributions	-	-	87,539	7,170	94,709	94,709	-	-	-	-	-
Total	**173,684**	**41,060**	**18,673,029**	**3,551,536**	**22,439,309**	**21,038,761**	**7,018**	**1,354,425**	**583,523**	**2,000.000**	**100.00**
Supplementary information: Supplementary contributions through accelerated encashment to reduce the gap	-	-	38,565	21,614	60,179	38,565	-	21,010	3,815	-	-

Slight differences may occur in totals due to rounding.

NOTE N – APPROVAL OF SPECIAL PURPOSE FINANCIAL STATEMENTS

On March 27, 2013, the Board of Directors of the Fund authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2013.



KPMG Audit
1, cours Valmy
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

African Development Fund
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report on the special purpose financial statements of the African Development Fund to the Board of Governors of the African Development Fund
Year ended 31 December 2012

We have audited the accompanying special purpose financial statements of the African Development Fund (" the Fund ") prepared in compliance with the accounting and financial reporting matters as set out in the accounting policies in note B to the Special Purpose Financial Statements for the year ended 31 December 2012.

These special purpose financial statements have been prepared for the purposes of submitting approved and audited special purpose financial statements to the Board of Governors as required by Article 26(v), 35(l) and 35(3) of the Agreement establishing the Fund, and are not intended to be a presentation in conformity with a recognised accounting framework, such as, International Financial Reporting Standards.

This report is made solely to the Fund's Board of Governors, as a body, in accordance with Article 26(v), 35(l) and 35(3) of the Agreement establishing the Fund. Our audit work has been undertaken so that we might state to the Fund's Board of Governors those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Annual Financial Statements
Management is responsible for the preparation and presentation of these financial statements in accordance with articles 26(v), 35(l) and 35(3) of the Agreement Establishing the Fund and the accounting policies set out in note B to the special purpose financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these special purpose financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance that the special purpose financial statements are free from material misstatement.



African Development Fund
Independent Auditor's Report on the special purpose financial statements of the African Development Fund to the Board of Governors of the African Development Fund

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the special purpose financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the entity's preparation and presentation of the special purpose financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall special purpose financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the special purpose financial statements of the Fund have been prepared, in all material respects, in accordance with the accounting and financial reporting matters as set out in the accounting policies in note B to the special purpose financial statements for the year ended 31 December 2012.

Paris La Défense, 27th March 2013

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

ADF ADMINISTRATIVE BUDGET FOR FINANCIAL YEAR 2013

(UA thousands)

Description	
Management Fees*	194,750
Direct Expenses	150
Total	**194,900**

* *The amount represents the African Development Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on a formula approved by the Boards.*

NIGERIA TRUST FUND

Financial Management

NTF Replenishment

The Nigeria Trust Fund (NTF) is a special fund administered by the Bank. Its resources primarily consist of subscriptions by the Federal Government of Nigeria. The NTF was established in 1976 when an agreement establishing the NTF was executed between the Bank and the Federal Government of Nigeria for an initial period of 30 years, with a provision for extension by mutual agreement. After two annual extensions in 2006 and 2007, the operation of the NTF was extended for ten years with effect from April 25, 2008, following a positive evaluation of its performance during the initial thirty (30) years of operation.

Loan Products

NTF provides financing in the form of loans to the least developed and low income regional member countries at concessionary rates in order to enhance economic development and social progress in Africa. While in the past the NTF has provided financial support exclusively to public sector operations, for the extension period from 2008, NTF will expand its financial support to cover private sector operations as well, including the microfinance subsector.

Investments

The cash and treasury investments of the NTF, all denominated in US Dollars, amounted to UA 126.57 million at December 31, 2012, compared with UA 106.33 million at the end of 2011. Investment income for 2012 was UA 0.98 million, representing a return of 0.93 percent, on an average liquidity level of UA 105.71 million, compared with an income of UA 0.17 million in 2011, representing a return of 0.16 percent on an average liquidity of UA 107.14 million. Although the very low level of the USD Libor rates still weighed on the absolute performance in 2012, the slightly less volatile and stressed financial environment led to the tightening of credit spreads during the year which translated into a much higher performance compared to 2011.

Loan Portfolio

Loans signed, net of cancelations, as at December 31, 2012, increased by UA 14.88 million to UA 260 million compared with UA 245.12 million at the end of 2011. During 2012, new approvals totaled UA 12.9 million compared with UA 10 million approved in 2011. Table 7.7 presents the evolution of loans approved and the disbursed and undisbursed balances from 2008 to 2012.

As at December 31, 2012, there were 33 active signed loans with an outstanding amount of UA 50.99 million and 41 fully repaid loans amounting to UA 111.28 million.

Loan Disbursements

Disbursements decreased from UA 8.67 million in 2011 to UA 1.76 million in 2012. As at December 31, 2012, cumulative disbursements amounted to UA 237.14 million. A total of 67 loans amounting to UA 229.99 million were fully disbursed as at December 31, 2012, representing 96.98 percent of cumulative disbursements on that date. Figure 7.7 shows the evolution of loan disbursements and repayments over the past five years.

Loan Repayments

Loan repayments amounted to UA 6.28 million in 2012 compared with UA 5.81 million in 2011, representing an increase of 7.92 percent over the previous year. Cumulative repayments as at December 2012 were UA 154.32 million.

Figure 7.7
Loan Disbursements and Repayments, 2008–2012
(UA millions)


Disbursements
Loan Repayments
20
15
10
5
0
2008
2009
2010
2011
2012

Table 7.7
Lending Status, 2008-2012
(UA millions)

	2008	2009	2010	2011	2012
Loans Approved*	-	5.00	0.70	10.00	12.90
Disbursements	8.45	4.87	5.02	8.67	1.76
Undisbursed Balances	23.91	24.12	18.94	9.73	22.86

* *No loans were approved in 2008 as the performance of NTF was being evaluated at the end of the initial 30 years of operation to determine whether the agreement establishing it would be extended or not.*

Risk Management Policies and Processes

The NTF, similar to the Bank, seeks to reduce its exposure to risks that are not essential to its core business of providing development related assistance, such as liquidity, currency and interest rate risks. The Fund follows stringent risk management procedures in managing these risks. Note D to the Financial Statements of the Fund provides the details of the risk management policies and practices employed by NTF.

Financial Results

The highlights of the Nigeria Trust Fund's financial performance in 2012 include the following:

- NTF's income before distributions approved by the Board of Governors increased by UA 0.65 million from UA 1.52 million in 2011 to UA 2.17 million in 2012, mainly due to the increase in investment income (Figure 7.8). Investment income in 2012 increased by UA 0.81 million due to the slightly improved market conditions and increase in the average investment funds;
- Administrative expenses representing NTF's share of the total shareable expenses of the ADB Group, increased by UA 0.15 million from UA 0.39 million in 2011 to UA 0.54 million in 2012. The NTF's share of the total shareable expenses of the Bank Group is based on a predetermined cost-sharing formula, which is driven by the relative levels of certain operational volume indicators and relative balance sheet-size. However, NTF's total administrative expense is capped at no more than 20 percent of its gross income in any year;
- The NTF's reserves net of cumulative currency translation adjustments increased from UA 34.15 million at the end of 2011 to UA 36 million on December 31, 2012, a 5.42 percent increase over the previous year.

Figure 7.8
Income before Distributions vs. Investment Income, 2008-2012 (UA millions)


Income before Distributions
Investment Income
7
6
5
4
3
2
1
0
2008
2009
2010
2011
2012

Source: Audited financial statements of the Nigeria Trust Fund.

Nigeria Trust Fund

Financial Statements and Report of the Independent Auditor Year ended December 31, 2012



BALANCE SHEET
AS AT DECEMBER 31, 2012
(UA thousands – Note B)

ASSETS	2012	2011
DUE FROM BANKS	4,905	7,087
INVESTMENTS (Note F)	121,664	99,240
ACCOUNTS RECEIVABLE		
Accrued income and receivables on loans	1,518	1,505
Accrued income on investments	67	61
Other receivables	3	3
	1,588	1,569
LOANS (Notes D & G)		
Disbursed and outstanding	50,986	55,654
Less: Accumulated provision for impairment	(146)	(146)
	50,840	55,508
TOTAL ASSETS	178,997	163,404

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY	2012	2011
ACCOUNTS PAYABLE	14,376	666
EQUITY (Note H)		
Capital	128,586	128,586
Reserves		
Retained earnings	152,060	150,044
Cumulative Currency Translation Adjustment (Note B)	(116,025)	(115,892)
Total reserves	36,035	34,152
Total equity	164,621	162,738
TOTAL LIABILITIES & EQUITY	178,997	163,404

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
INCOME (Note I)		
Interest and charges on loans	1,700	1,772
Income from investments	980	173
Other income	51	-
Total income	2,731	1,945
EXPENSES		
Administrative expenses (Note J)	536	389
Bank charges	16	30
Total expenses	552	419
Provision for impairment on loan interest and charges (Note G)	11	9
Total expenses and provision for impairment	563	428
Income before distributions approved by the Board of Governors	2,168	1,517
Distributions of income approved by the Board of Governors (Note H)	(152)	(183)
NET INCOME FOR THE YEAR	**2,016**	**1,334**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
NET INCOME FOR THE YEAR	2,016	1,334
Other comprehensive income	-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**2,016**	**1,334**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	Capital	Retained Earnings	Cumulative Currency Translation Adjustment	Total Equity
BALANCE AT JANUARY 1, 2011	128,586	148,710	(116,432)	160,864
Net income for the year	-	1,334	-	1,334
Currency translation adjustment	-	-	540	540
BALANCE AT DECEMBER 31, 2011 AND JANUARY 1, 2012	**128,586**	**150,044**	**(115,892)**	**162,738**
Net income for the current year	-	2,016	-	2,016
Currency translation adjustment	-	-	(133)	(133)
BALANCE AT DECEMBER 31, 2012	**128,586**	**152,060**	**(116,025)**	**164,621**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012
(UA thousands – Note B)

	2012	2011
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	2,016	1,334
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for impairment on loan principal and charges	11	9
Unrealized losses/(gains) on investments	471	(324)
Changes in accrued income and receivables on loans	(18)	(45)
Changes in net current assets	12,665	2,197
Net cash provided by operating activities	15,145	3,171
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(1,758)	(8,670)
Repayment of loans	6,276	5,815
Investments maturing after 3 months of acquisition:		
Held at fair value through profit or loss	(16,506)	17,628
Net cash (used in)/provided by investing, lending and development activities	(11,988)	14,773
Effect of exchange rate changes on cash and cash equivalents	(669)	(1,408)
Net increase in cash and cash equivalents	2,488	16,536
Cash and cash equivalents at the beginning of the year	51,086	34,550
Cash and cash equivalents at the end of the year	**53,574**	**51,086**
COMPOSED OF:		
Investments maturing within 3 months of acquisition	48,669	43,999
Cash	4,905	7,087
Cash and cash equivalents at the end of the year	**53,574**	**51,086**
SUPPLEMENTARY DISCLOSURE		
1. Operational cash flows from interest		
Interest received	2,258	2,283
2. Movement resulting from exchange rate fluctuations on loans	(69)	203

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2012

NOTE A – NATURE OF OPERATIONS

The Nigeria Trust Fund (the Fund or NTF) was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank (ADB or the Bank) and the Federal Republic of Nigeria. The African Development Bank, which is headquartered in Abidjan, Côte d'Ivoire, manages the resources of the Fund on behalf of the Government of Nigeria. The purpose of the Fund is to assist in the development efforts of the poorer ADB regional member countries. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date the Agreement became effective and that such sunset date may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. The Agreement expired on April 26, 2006 and was extended twice for one-year periods, to allow for the completion of an independent review of the operation of the Fund. Following the successful completion of the independent review, the Agreement has been extended for a period of ten years starting from April 26, 2008.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Fund are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets that are carried at fair value.

The significant accounting policies employed by the Fund are summarized below:

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Commitment fees are accrued for unutilized loan facilities.

Income from investments includes realized and unrealized gains and losses on trading financial instruments.

Functional and Presentation Currencies

The Fund conducts its operations in U.S. dollars, and has determined that its functional currency is the United States Dollars (USD). In accordance with Article VII, section 7.3, of the Agreement establishing the Fund, the financial statements are presented in Units of Account (UA).

The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF. At December 31, 2012, 1 UA was equivalent to 1.53692 United States dollars (2011: 1.53527 USD)

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated from USD to UA at rates prevailing at the balance sheet date. Translation differences are included in reserves under cumulative currency translation adjustment (CCTA). Changes in CCTA are reported in the statement of changes in equity. Capital replenishments are recorded in UA at the exchange rates prevailing at the time of receipt. Translation gains and losses on conversion of currencies into UA are included in the determination of net income.

Financial Instruments

Financial assets and financial liabilities are recognized when the Fund assumes related contractual rights or obligations.

I) Financial Assets

In accordance with IFRS 9, the Fund classifies its financial assets into the following categories: financial assets at amortized cost; and financial assets at fair value through profit or loss (FVTPL). These classifications are determined based on the Fund's business model. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized cost

A financial asset is classified as 'amortized cost' only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two criteria above is not met, the financial asset is classified as at fair value through profit or loss.

Financial assets at amortized cost include loans and receivables on amounts advanced to borrowers and certain investments that meet the criteria of financial assets at amortized cost. Loans and receivables comprise demand obligations, accrued income and receivables from loans and investments and other sundry amounts receivable. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Fund provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Fund has transferred substantially all risks and rewards of ownership.

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancelation or expiration.

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss has been incurred on a loan, receivable or held-to-maturity investment carried at amortized cost, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset's original effective interest rate. The estimated impairment loss may arise from delays that may be experienced in receiving amounts due, and the impairment calculations reflect management's best estimate of the effect of such delays.

The impairment loss is reported as a reduction to the carrying amount of the asset through the use of an allowance account and recognized in the income statement. If a loan or other investment held at amortized cost has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. Interest and charges are accrued on all loans, including those in arrears.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted investments in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable; however, the values actually realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: The Fund does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year end market lending rates in USD, including impairment percentages when applicable.

Retained Earnings

Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income and unallocated current year net income.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

i) Impairment Losses on Assets Carried at Amortized Cost

The Fund first assesses whether objective evidence of impairment exists individually for financial assets. If the Fund determines that no objective evidence of impairment exists for an individually assessed financial asset, that asset is included in a group of financial assets with similar credit characteristics and collectively assessed for impairment.

Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and can be reliably estimated.

If the Fund determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement.

ii) Fair Values of Financial Instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques, for example, models that are used to determine fair values, are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are periodically calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year's reported result.

NOTE C – THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1) Standards and Interpretations issued but not yet effective

At the date of issue of these financial statements, certain new and amended International Financial Reporting Standards and Interpretations are not yet effective for application, and have not been applied in preparing these financial statements.

The following new standards and amendments are expected to be relevant to the Fund:

- IFRS 10: "Consolidated Financial Statements":

IFRS 10 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013. IFRS 10 introduces a new control model to determine whether an investee should be consolidated. This IFRS defines the principle of control and establishes control as the sole basis for determining which entities should be consolidated by the reporting entity. It also establishes principles for the presentation and preparation of consolidated financial statements when an entity has determined that it controls one or more other entities.

The adoption of IFRS 10 is not expected to have any significant impact on the Fund's financial position or performance.

- IFRS 13: "Fair Value":

IFRS 13 was issued in May 2011 and is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements.

IFRS 13 explains how to measure fair value for financial reporting which is a market-based measurement, not an entity-specific measurement. It does not require fair value measurements in addition to those already required or permitted by other standards and is not intended to establish valuation standards or affect valuation practices outside financial reporting. However, this standard expands the concepts and principles behind fair valuation. In addition, extensive disclosures about fair value are required under IFRS 13, and in particular when an entity relies on unobservable valuation inputs under the "level 3" fair valuation hierarchy.

The adoption of IFRS 13 is not expected to have any significant impact on the Fund's financial position or performance.

IFRS 7 Financial Instruments: Disclosures and IAS 32 Financial Instruments: Presentation

In December 2011, IASB issued new disclosure requirements in respect of the effect of offsetting arrangements on an entity's financial position, as part of a common project with the US Financial Accounting Standards Board (FASB). The new requirements are set out in Disclosures-Offsetting Financial Assets and Financial Liabilities (amendment to IFRS 7), and are related to financial assets and liabilities that are offset in the statement of financial position or that are subject to master netting arrangements or similar agreements. As part of the same project, the IASB also published Disclosures-Offsetting Financial Assets and Financial Liabilities (amendment to IAS 32) clarifying the offsetting criteria in IAS 32 to address inconsistency in their application.

These amendments to IFRS 7 and IAS 32 are to be applied in the financial statements for the annual periods beginning on or after January 1, 2013 and annual periods beginning on or after January 1, 2014, respectively.

The adoption of IFRS 7 and IAS 32 are not expected to have any significant impact on the Fund's financial position or performance.

NOTE D – RISK MANAGEMENT POLICIES AND PROCEDURES

As described in Note A, the Bank manages the resources of the Fund on behalf of the Government of Nigeria. In the course of exercising its fiduciary duties, the Bank applies specific risk management policies designed to protect the resources of the Fund through the Bank's General Authority on Asset and Liability Management ("the ALM Authority"). The ALM Authority sets out the guiding principles for managing the Fund's risks, including interest rate risk, currency risk, liquidity risk, counterparty credit risk and operational risk.

Under the ALM Authority, the President of the Bank is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the Bank's most senior management forum on finance and risk management issues and is chaired by the Vice President for Finance of the Bank.

In June 2012, the Bank also created the Credit Risk Committee (CRC); to ensure effective implementation of the Bank's credit policies and oversee all credit risk issues related to sovereign and non-sovereign operations.

The ALCO and CRC meet on regular basis to perform their oversight roles. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and projections and approves strategies to adjust the balance sheet. The Credit Risk Committee takes over the Credit Risk responsibilities previously handled by ALCO including the coverage of the end–to–end credit risk governance, credit assessments portfolio monitoring and rating change approval amongst others. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

Day-to-day operational responsibilities for implementing the Bank's risk management policies and guidelines are delegated to the relevant business units, and the Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the individual sources of risk are managed by the Fund.

Credit Risk

Credit risk is the potential financial loss due to default of one or more debtors/obligors. Credit risk is the largest source of risk for the Fund arising from its lending and treasury operations essentially and it includes sovereign credit risk from lending operations, and counterparty credit risk. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the following sections.

1) Sovereign Credit Risk

When the Fund lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Also, in extending credit to sovereign entities, it is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Fund. Country credit risk is managed through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessment. These include the assessment of each country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

Country Exposure

The Fund's loans outstanding at December 31, 2012 were to the following countries:

(Amounts in UA thousands)

Country	No of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balances	Outstanding Balances	% of Total Outstanding Loans
Benin	3	5,922	-	-	5,922	11.61
Cape Verde	1	1,114	-	-	1,114	2.18
Djibouti	1	1,253	-	-	1,253	2.46
Gambia	3	11,280	-	1,262	10,018	19.65
Ghana	1	1,395	-	-	1,395	2.74
Guinea	2	3,597	-	-	3,597	7.05
Guinea-Bissau	1	3,501	-	3,268	233	0.46
Lesotho	1	22	-	-	22	0.04
Liberia	3	3,468	-	-	3,468	6.80
Madagascar	1	1,540	-	-	1,540	3.02
Malawi	1	6,500	-	6,500	-	-
Mauritania	2	8,128	-	1,818	6,310	12.38
Namibia	1	1,034	-	-	1,034	2.03
Rwanda	2	5,018	-	-	5,018	9.84
Senegal	2	1,112	-		1,112	2.18
Seychelles	2	1,000	-	-	1,000	1.96
Sierra Leone	1	724	-	8	716	1.40
Somalia**	1	757	-	-	757	1.48
Swaziland	1	4,402	-	-	4,402	8.63
Tanzania	1	1,177	-	-	1,177	2.31
Uganda	2	10,898	-	10,000	898	1.76
Total	**33**	**73,842**	**-**	**22,856**	**50,986**	**100.00**

* *Excludes fully repaid loans and cancelled loans.*
** *Country with overdue amounts as at December 31, 2012.*

Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

As at December, 2012, all the Fund's loans were made only to public sector borrowers, and such loans generally carry full sovereign guarantee or the equivalent from the borrowing member state.

The Fund's credit risk management framework is based on a systematic credit risk assessment using a uniform internal credit risk rating scale that is calibrated to reflect the Fund's statistical loss expectations as shown in the table below.

Risk Class	Revised Rating Scale	International Ratings		Assessment
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and Above	A1 and Above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

These sovereign risk credit ratings are derived from a risk assessment on five risk indices that include macro-economic performance, debt sustainability, socio-political factors, business environment and portfolio performance. These five risk indices are combined to derive a composite sovereign country risk index and then converted into separate country risk ratings. These country risk ratings are validated against the average country risk ratings from accredited rating agencies and other specialized international bodies. The ALCO reviews the country ratings on a quarterly basis to ensure compliance with country exposure limits, changes in country credit risk conditions, and to approve changes in loss provisioning, if any.

Portfolio Risk Monitoring

It is the Fund's policy that if the payment of principal, interest or other charges becomes 30 days overdue, no new loans to that country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that borrower country are suspended until all overdue amounts have been paid.

2) Counterparty Credit Risk

Counterparty credit risk is the potential for loss due to failure of a counterparty to honor its obligation. Various financial instruments are used to manage the fund's exposure to fluctuations in market interest and currency rates, and to invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund.

Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk, however, this risk is minimized by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures. Counterparties must meet the Fund's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For counterparties that are rated below the minimum rating requirements, approval is required by ALCO.

The following table details the minimum credit ratings for authorized investment counterparties:

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
			AAA			
MBS/ABS	Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund invests in money market mutual funds with a minimum rating of AA-/Aa3.

In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 10 percent of the Fund's total liquidity for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Fund's credit limits after considering the benefits of any collateral.

As shown in the following table, the estimated potential counterparty credit exposure of the investment portfolio continues to be predominantly in the AA- or higher-rated class:

	Credit Risk Profile of the Investment Portfolio		
	AAA	AA+ to AA-	A+ and lower
2012	63%	19%	18%
2011	50%	23%	27%
2010	48%	40%	12%
2009	60%	37%	3%
2008	55%	34%	11%
2007	14%	85%	1%

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. In order to mitigate liquidity risk, the Fund's investment management policy ensures it has sufficient liquid assets to meet its disbursement obligations.

Currency Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. The Fund manages its currency risk by holding all of its investments and loans in U.S. dollars, the currency in which the Fund's resources are denominated.

Interest Rate Risk

The Fund is exposed to fair value interest rate risk on its portfolio of loans and investments. All of the Fund's loans have fixed interest rates. Investments are managed against the monthly average of three-months LIBOR in order to manage prudently the available resources. Re-pricing risk is not considered significant in comparison to the Fund's equity resources, and is accordingly not hedged.

At December 31, 2012, the Fund had UA 22.86 million of loans which were committed but not yet disbursed (2011: UA 9.73 million). The interest rate on these undisbursed loans has been fixed at between 2 to 4 percent per annum.

Interest rate risk positions as at December 31, 2012 and 2011 were as follows:

Interest Rate Risk Position as at December 31, 2012

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	4,905	-	-	-	-	-	-	4,905
Investments	80,680	40,270	-	-	-	714	-	121,664
Accounts receivable	1,588	-	-	-	-	-	-	1,588
Loans	7,775	5,791	4,641	3,632	3,193	25,954	(146)	50,840
	94,948	46,061	4,641	3,632	3,193	26,668	(146)	178,997
Liabilities								
Accounts payable	(14,376)	-	-	-	-	-	-	(14,376)
Interest rate risk position as at December 31, 2012*	**80,572**	**46,061**	**4,641**	**3,632**	**3,193**	**26,668**	**(146)**	**164,621**

* *Interest rate risk position represents equity.*

Interest Rate Risk Position as at December 31, 2011

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	7,087	-	-	-	-	-	-	7,087
Investments	65,336	15,754	17,191	845	-	114	-	99,240
Accounts receivable	1,569	-	-	-	-	-	-	1,569
Loans	8,040	6,062	5,770	4,621	3,581	27,580	(146)	55,508
	82,032	21,816	22,961	5,466	3,581	27,694	(146)	163,404
Liabilities								
Accounts payable	(666)	-	-	-	-	-	-	(666)
Interest rate risk position as at December 31, 2011*	**81,366**	**21,816**	**22,961**	**5,466**	**3,581**	**27,694**	**(146)**	**162,738**

* *Interest rate risk position represents equity.*

Currency and Interest Rate Sensitivity Analysis

The Fund holds all of its investments and loans in U.S. dollars and therefore is exposed only to translation adjustment as the Fund's assets are reported in UA for financial statements purposes. Any change in the UA/USD exchange rate would have an impact of approximately 40 percent on these reported values.

Movements in interest rates have an impact on the reported fair value of the trading portfolio. The table below shows the effect of a parallel yield curve movement +/- 100bps as at December 31, 2012 and 2011, respectively.

(UA thousands)

	+100 Basis Points		-100 Basis Points	
	2012	2011	**2012**	2011
(Loss)/Gain on investments measured at fair value	**(147)**	(113)	**148**	113

NOTE E – FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss				
December 31, 2012	Mandatorily at Fair Value	Designated at Fair Value	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Due from banks	-	-	4,905	4,905	4,905
Treasury investments	121,664	-	-	121,664	121,664
Accounts receivable	-	-	1,588	1,588	1,588
Loans	-	-	50,840	50,840	52,101
Total financial assets	**121,664**	-	**57,333**	**178,997**	**180,258**
Liabilities	-	-	14,376	14,376	14,376
Total financial liabilities	-	-	**14,376**	**14,376**	**14,376**

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss				
December 31, 2011	Mandatorily at Fair Value	Designated at Fair Value	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
Due from banks	-	-	7,087	7,087	7,087
Treasury investments	99,240	-	-	99,240	99,240
Accounts receivable	-	-	1,569	1,569	1,569
Loans	-	-	55,508	55,508	57,248
Total financial assets	**99,240**	-	**64,164**	**163,404**	**165,144**
Liabilities	-	-	666	666	666
Total financial liabilities	-	-	**666**	**666**	**666**

NOTE F – INVESTMENTS

As part of its portfolio management strategy, the Fund invests in government and agency obligations, time deposits, and asset-backed securities.

For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than 1 year and a minimum rating of A.

As at December 31, 2012, all investments are held at fair value through profit and loss.

The Fund's investments at December 31, 2012 (at FVTPL) are summarized below:

(UA thousands)

	2012	2011
Time deposits	48,670	43,999
Asset-backed securities	720	1,089
Government and agency obligations	48,953	29,459
Corporate bonds	23,321	24,693
Total	**121,664**	**99,240**

The table below classifies the Fund's investments at December 31, 2012 and 2011 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2012	2011	2012	2011	2012	2011	2012	2011
Time deposits	48,670	43,999	-	-	-	-	48,670	43,999
Asset-backed securities	-	-	-	-	720	1,089	720	1,089
Government and agency obligations	48,953	29,459	-	-	-	-	48,953	29,459
Corporate bonds	7,665	5,517	15,656	19,176	-	-	23,321	24,693
Total	**105,288**	**78,975**	**15,656**	**19,176**	**720**	**1,089**	**121,664**	**99,240**

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at December 31, 2012 and 2011 are made up as follows:

(UA thousands)

	2012	2011
Balance at January 1	1,089	2,431
Losses recognized in income statement	(238)	(1,333)
Purchases, issues and settlements (net)	(130)	(16)
Currency translation adjustments	(1)	7
Balance at December 31	**720**	**1,089**

The contractual maturity structure of the Fund's investments as at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
One year or less	80,680	65,336
More than one year but less than two years	40,270	15,754
More than two years but less than three years	-	17,191
More than five years	714	959
Total	**121,664**	**99,240**

The notional balance of investments as at December 31, 2012 was UA 121.55 million (2011: UA 99.62 million), while the average yield was 0.54 % (2011: 0.21%).

As at December 31, 2012, the Fund entered into an obligation to purchase investment bond amounting to UA 13.01 million. This amount is included in the Accounts Payable.

NOTE G – LOANS

Loans originated prior to September 22, 2003; carry an interest rate of four per cent (4%) on the outstanding balance. With effect from September 22, 2003, pursuant to the Board of Governors' resolution B/BG/2003/11 of June 3, 2003 and the protocol agreement between the Government of Nigeria and the Bank, dated September 22, 2003, the interest rate on loans was changed from a flat 4 percent per annum to a range of 2 percent to 4 percent (inclusive) per annum on the outstanding balance and future undisbursed loans. Furthermore, a 0.75 percent commission is payable on undisbursed balances commencing 120 days after the signature of the loan. Loans approved prior to the extension of the Agreement are granted for a maximum period of twenty-five years including grace periods of up to five years.

Following the extension of the Agreement in April 2008, the terms of the NTF loans were further modified in line with the terms of financing in the operational guidelines of the Fund, approved pursuant to the Board of Directors' resolution ADB/BD/WP/2008/196 of December 2, 2008 which stipulates that the resources of the Fund will henceforth be deployed in accordance with the following three options:

Financing Terms

Financial terms for the first option include: (i) no interest charges on NTF loans; (ii) a service charge of 0.75 percent per annum on outstanding balances; (iii) a commitment fee of 0.5 percent per annum on un-disbursed commitments; and (iv) a 20-year repayment period with a 7-year grace period.

Financial terms for the second option include: (i) no interest charges on NTF loans; (ii) a service charge of 0.75 percent per annum on outstanding balances; (iii) a commitment fee of 0.5 percent per annum on un-disbursed commitments; and (iv) a 15-year repayment period with a 5-year grace period.

Financial terms for the third option would be the same terms as for the ADB private sector financing, taking into consideration the risk analysis of the project.

For all the above mentioned options, the grace period starts from the date of signing of the financing agreement or at a date agreed amongst co-financiers, in the case of co-financed projects.

For private sector operations, a commitment fee of 0.75 percent per annum on un-disbursed balances will be charged from 120 days after the signing of the loan agreement.

The NTF shall provide financing to suit the needs of its borrowers.

Loan Ceilings

In order to promote broader coverage of the NTF resources, utilization will be subject to a ceiling for each operation. For both public and private sector operations, a ceiling of US$10 million per project will apply. Project proposals of more than US$10 million may be considered if there is strong justification. This will be subject to review as appropriate depending on the recommendations of the mid-term reviews of the NTF.

The Fund's loan regulations require that loans be expressed in UA and repaid in the currency disbursed. At December 31, 2012, all loans disbursed were repayable in U.S. dollars.

The contractual maturity structure of outstanding loans as at December 31, 2012 and 2011 was as follows:

(Amounts in UA millions)

	2012		2011	
Periods	Amount	%	Amount	%
One year or less	7.78	15.26	8.04	14.45
More than one year but less than two years	5.79	11.36	6.06	10.89
More than two years but less than three years	4.64	9.10	5.77	10.37
More than three years but less than four years	3.64	7.14	4.62	8.30
More than four years but less than five years	3.19	6.25	3.58	6.43
More than five years	25.95	50.89	27.58	49.56
Total	**50.99**	**100.00**	**55.65**	**100.00**

The weighted-average interest yield on outstanding loans for the year ended December 31, 2012 was 2.03% (2011: 2.02%).

Borrowers may prepay loans, subject to the terms specified in the loan agreement.

Provision for Impairment on Loan Principal and Charges Receivable

As at December 31, 2012, loans made to or guaranteed by certain borrowing countries with an aggregate principal balance of UA 0.76 million, of which UA 0.74 million was overdue, were considered to be impaired.

The gross amounts of impaired loans and charges receivable and their corresponding impairment provisions at December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Outstanding balance on impaired loans	757	758
Less: Accumulated provision for impairment	(146)	(146)
Net balance on impaired loans	**611**	**612**
Charges receivable and accrued income on impaired loans	946	916
Less: Accumulated provision for impairment	(525)	(514)
Net charges receivable and accrued income on impaired loans	**421**	**402**

Movements in the accumulated provision for impairment on loan principal for the year ended December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Balance at January 1	146	145
Translation effects	-	1
Balance at December 31	**146**	**146**

Movements in the accumulated provision for impairment on interest and charges receivable on loans for the year ended December 31, 2012 and 2011 were as follows:

(UA thousands)

	2012	2011
Balance at January 1	514	511
Provision for impairment on loan charges for the year	11	9
Translation effects	-	(6)
Balance at December 31	525	514

Fair Value of Loans

At December 31, 2012 and 2011, the carrying and estimated fair values of outstanding loans were as follows:

(UA thousands)

	2012		2011	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loan balance at December 31	50,986	52,101	55,654	57,248
Accumulated provision for impairment on loans	(146)	-	(146)	-
Net balance	50,840	52,101	55,508	57,248

NOTE H – EQUITY

Equity is composed of Fund capital, retained earnings, and cumulative currency translation adjustments. These are further detailed as follows:

Fund Capital

The initial capital of the Fund was Naira 50 million which was payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and the second installment, equivalent to US$ 39.61 million, was received on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million, equivalent to US$ 52.29 million, was received on October 7, 1981. The second installment of Naira 8 million, equivalent to US$ 10.87 million, was received on May 4, 1984. The third installment of Naira 7 million, equivalent to US$ 7.38 million, was received on September 13, 1985.

Following a request by the Government of Nigeria, on June 14, 2006, a withdrawal of US$ 200 million (UA 135.71 million) was made by the Government of Nigeria from the resources of the Fund.

A second request for withdrawal of US$ 200 million (UA 129.04 million) was paid to the Government of Nigeria in July 2009.

Retained Earnings

Retained earnings as at December 31, 2012 and 2011 were as follows:

(UA thousands)	
Balance at January 1, 2011	148,710
Net income for the year	1,334
Balance at December 31, 2011 and January 1, 2012	**150,044**
Net income for the current year	2,016
Balance at December 31, 2012	**152,060**

The Board of Governors of the Bank approves the transfers of part of the Funds income for the year to HIPC. Transfers approved by the Board of Governors of the Bank are reported within the income statement as expenses in the year the transfer is approved. Prior to 2006, Board of Governors' approved transfer was reported as a reduction in retained earnings. Approvals during the years ended December 31, 2012 and 2011 were UA 0.15 million and UA 0.18 million, respectively.

Cumulative Currency Translation Adjustments

Cumulative currency translation adjustments as at December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Balance at January 1	115,892	116,432
Movements during the year	133	(540)
Balance at December 31	**116,025**	**115,892**

NOTE I – INCOME

Interest and Charges on Loans

Interest and charges on loans for the year ended December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Interest income on loans not impaired	1,562	1,655
Interest income on impaired loans	30	29
Commitment charges	108	88
Total	**1,700**	**1,772**

Income from Investments

Income from investments for the year ended December 31, 2012 and 2011 were as follows:

(UA thousands)	2012	2011
Interest income	559	527
Realized and unrealized fair value gains/(losses)	421	(354)
Total	**980**	**173**

NOTE J – ADMINISTRATIVE EXPENSES

According to the Agreement establishing NTF, the Fund shall pay to the Bank the expenses incurred in the management of the Fund as follows:

a) Separately identifiable costs incurred by the Bank for the Fund; and

b) Indirect costs incurred by the Bank in the management of the Fund.

However, the annual payment for the aforementioned expenses incurred by the Bank shall not exceed 20 percent of the Fund's gross income during the course of each year. The administrative cost-sharing formula may be reviewed from time-to-time by mutual agreement.

The amount of UA 0.54 million charged for the year ended December 31, 2012 (2011: UA 0.39 million) represents the Fund's share of the Bank Group expenses.

NOTE K – RELATED PARTIES

The Nigeria Trust Fund is administered by the African Development Bank. The ADB conducts the general operations of the NTF on the basis of the terms of the Agreement and in consultation with the Government of Nigeria. The NTF utilizes the offices, staff, organization, services and facilities of the Bank and reimburses the Bank for its share of the costs of such facilities, based on an agreed-upon cost-sharing formula (see Note J). The amount outstanding at December 31, 2012 in respect of Fund's share of administrative expenses was UA 0.23 million (2011: UA 0.07 million) and is included in Accounts Payable on the balance sheet.

NOTE L – SEGMENT REPORTING

The objective of the Fund is to provide loan funds to the poorer ADB regional member countries for development purposes. The Fund's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Management has concluded that the Fund has only one reportable segment in accordance with IFRS 8.

The main products and services from which the Fund derives its revenue are mainly loans to ADB regional member countries and treasury investments. External revenue for the years ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)

	2012	2011
Interest income and charges on loans	1,700	1,772
Treasury investment income	980	173
Total external revenue	2,680	1,945

The Fund's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Treasury investment activities are carried out mainly outside of the continent of Africa, and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers. The Fund uses ADB's offices, staff, organization, services and facilities and therefore has no fixed assets of its own.

Geographical information about income from loans for the year ended December 31, 2012 and 2011 is detailed as follows:

(UA thousands)

	East Africa	North Africa	Southern Africa	West Africa	Total
2012					
Income from loans	373	143	293	891	**1,700**
2011					
Income from loans	363	142	299	968	**1,772**

There were no revenues deriving from transactions with a single external customer that amounted to 10 percent or more of the Fund's revenues for the year ended December 31, 2012.

NOTE M – APPROVAL OF FINANCIAL STATEMENTS

On March 27, 2013, the Board of Directors of the Bank authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors of the African Development Bank at its annual meeting in May 2013.



KPMG Audit
1, cours Valmy
92923 Paris La Défense Cedex
France

Téléphone : +33 (0)1 55 68 68 68
Télécopie : +33 (0)1 55 68 73 00
Site internet : www.kpmg.fr

Nigeria Trust Fund
Temporary Relocation Agency
15 Avenue du Ghana
1002 Tunis Belvédère
Tunisia

Independent Auditor's Report to the Board of Governors of the African Development Bank in respect of the Nigeria Trust Fund

Year ended 31 December 2012

We have audited the accompanying financial statements of the Nigeria Trust Fund ("the Fund") which comprise the balance sheet as at 31 December 2012 and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes as set out in notes A to M.

The financial statements have been prepared in accordance with International Financial Reporting Standards, for the purpose of submitting approved and audited financial statements to the Board of Governors of the African Development Bank, as required by Section 8.2 of the Agreement establishing the Fund. This report is made solely to the Board of Governors of the Bank, as a body, in accordance with Section 8.2 of the Agreement establishing the Fund. Our audit work has been undertaken so that we might state to the Board of Governors those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Fund and the Board of Governors of the Bank as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.



Nigeria Trust Fund
Independent Auditor's Report to the Board of Governors of the African Development Bank in respect of the Nigeria Trust Fund

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as at 31 December 2012, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Paris La Défense, 27th March 2013

KPMG Audit
A division of KPMG S.A.

Valéry Foussé
Partner

Annexes

Annex I

Bank Group Loan and Grant Approvals by Sub-region, 2008-2012, and cumulative 1967-2012
(UA million)

Sub-region/Country	2008	2009*	2010	2011	2012	1967-2012
Central Africa						
Cameroon	-	43.4	71.7	85.6	47.3	1,148.6
Central African Republic	9.5	19.5	-	4.6	34.0	216.8
Chad	-	32.2	0.7	21.1	21.5	483.2
Congo	1.0	12.8	3.4	0.1	10.6	331.4
Congo, Democratic Republic	-	65.0	158.3	70.2	63.6	1,751.5
Equatorial Guinea	63.5	-	-	-	-	130.7
Gabon	-	102.0	0.5	272.3	145.4	1,447.1
São Tomé and Príncipe	-	1.0	5.0	-	0.5	110.1
Central Africa Approvals	74.0	275.9	239.6	453.8	323.0	5,619.5
East Africa						
Burundi	14.0	10.7	34.1	49.0	17.8	458.0
Comoros	1.5	15.9	0.6	0.4	2.6	85.8
Djibouti	57.8	0.3	-	1.4	5.9	186.4
Eritrea	-	2.0	12.9	12.0	-	105,7
Ethiopia	143.4	-	224.4	67.1	166.0	2,295.4
Kenya	25.9	135.0	116.7	104.9	28.0	1,382.0
Rwanda	11.6	57.3	41.1	61.0	-	640.2
Seychelles	0.6	13.7	0.3	8.2	-	112.5
Somalia	-	-	-	1.1	-	152.5
South Sudan	-	-	-	-	4.8	4.8
Sudan	-	-	0.7	-	1.1	362.6
Tanzania	125.0	152.0	129.6	155.0	154.0	1,935.6
Uganda	190.0	128.7	-	151.1	67.0	1,713.6
East Africa Approvals	569.9	515.6	560.3	611.2	447.2	9,435.1
North Africa						
Algeria	-	0.5	-	0.5	0.8	1,891.5
Egypt	302.4	77.9	651.4	0.6	-	3,761.5
Libya	-	-	0.6	-	-	0.6
Mauritania	17.7	112.4	3.6	-	6.2	507.0
Morocco	217.0	583.0	519.7	355.3	754.0	6,746.8
Tunisia	282.7	276.7	296.6	545.7	354.6	5,360.7
North Africa Approvals	819.9	1,050.4	1,471.9	902.2	1,115.5	18,268.1
Southern Africa						
Angola	-	12.0	-	4.9	-	374.3
Botswana	38.2	1,111.0	2.1	0.6	-	1,514.5
Lesotho	-	17.4	-	-	-	333.7
Madagascar	75.0	1.1	-	0.6	2.3	805.1
Malawi	39.9	49.1	14.7	10.0	52.5	817.1
Mauritius	-	437.9	0.3	-	-	751.2
Mozambique	60.0	31.6	37.9	60.0	57.5	1,298.4
Namibia	-	0.6	0.6	5.0	0.5	174.5
South Africa	203.8	1,732.9	403.7	301.0	273.1	3,758.5
Swaziland	-	-	0.3	0.5	0.5	301.4
Zambia	58.9	0.3	32.6	15.0	61.6	890.2
Zimbabwe	-	1.3	0.7	6.1	16.1	751.0
Southern Africa Approvals	475.9	3,395.2	492.8	403.7	464.0	11,769.9

Annex I (continued)

Bank Group Loan and Grant Approvals by Sub-region, 2008-2012, and cumulative 1967-2012
(UA million)

Sub-region/Country	2008	2009*	2010	2011	2012	1967-2012
West Africa						
Benin	25.0	22.0	43.0	-	30.0	624.8
Burkina Faso	63.5	62.6	35.2	50.0	-	82.,4
Cape Verde	5.0	37.0	20.5	30.0	-	267.8
Côte d'Ivoire	0.3	324.8	23.0	101.1	104.3	1,717.0
Gambia, the	4.0	9.0	-	2.0	3.5	248.6
Ghana	173.0	117.4	111.0	70.0	168.8	1,736.8
Guinea	146.4	5.2	-	50.6	-	768.9
Guinea-Bissau	2.0	14.1	5.7	-	0.7	207.7
Liberia	12.0	13.8	31.2	36.2	7.1	272.5
Mali	55.0	49.5	66.5	52.0	0.7	898.1
Niger	40.0	2.0	54.2	25.3	31.6	514.5
Nigeria	52.4	365.0	67.8	453.6	63.9	3,507.4
Senegal	30.0	169.5	70.8	35.4	4.7	979.8
Sierra Leone	10.3	36.3	29.2	37.8	23.3	418.0
Togo	14.6	12.8	32.5	77.7	2.7	327.8
West Africa Approvals	**633.5**	**1,241.0**	**590.8**	**1,021.8**	**441.2**	**13,316.1**
Multinational	**597.0**	**1,027.0**	**319.1**	**735.2**	**812.0**	**5,254.0**
Total Approvals	**3,170.2**	**7,505.7**	**3,674.5**	**4,127.9**	**3,602.8**	**63,662.8**

Source: AfDB Statistics Department.
Notes:
- *Magnitude zero*
* *A year of exceptional demand for Bank Group resources due to the global financial crisis.*

Annex II

A – Resolutions Adopted by the Boards of Governors in 2012

Document Title	Resolution number
Resolution authorizing the Return and Cancellation from the Total Authorized Capital Stock of the Bank of the Additional Shares without Voting Power subscribed by Canada as part of interim measures pending the conclusion of the Sixth General Capital Increase (GCI-VI)	B/BG/2012/01
By-Election of Executive Directors of the African Development Bank and Selection of Executive Directors of the African Development Fund	B/BG/2012/02 F/BG/2012/01
Appointment of External Auditors for the Financial Years 2012 through 2016	B/BG/2012/03 F/BG/2012/02
Resolution Authorizing a Special Capital Increase	B/BG/2012/04
Resolution Authorizing the Accession of the Republic of South Sudan to the African Development Bank Agreement	B/BG/2012/05
Annual Report and Audited Financial Statements for the Financial Year ended 31 December 2011	B/BG/2012/06
Annual Report and Audited Special Purpose Financial Statements for the Financial Year ended 31 December 2011	F/BG/2012/03
Allocation and Distribution of Allocable Income of the African Development Bank for the Financial Year Ended 31 December 2011	B/BG/2012/07
Distribution of Part of the Income of the Nigeria Trust Fund for the Financial Year Ended 31 December 2011	B/BG/2012/08
Annual Review of the Remuneration of the President	B/BG/2012/09
Annual Review of the Remuneration of Executive Directors	B/BG/2012/10
Resolution authorizing the Cancellation and Reduction from the Total Authorized Capital Stock of the Bank of the Additional Shares without Voting Power subscribed by the Republic of Korea as part of interim measures pending the conclusion of the Sixth General Capital Increase (GCI-VI)	B/BG/2012/11

Annex II (continued)

B – Overview of Key Decisions by the Boards of Directors in 2012

Document Title
Bank Group's Policy on Program-Based Operations (PBOs)
Delegation of Authority to the President for the Continuation of Operations of the African Development Bank Group in Emergency Situations
GCI-VI – Report on the Implementation
Operational Risk Management Framework
Bank Business Continuity: Leverage Decentralisation to Strengthen the Bank's Business Continuity
Bank Group's Policy on Disclosure and Access to Information
Review of the Bank Group's ICT Operations Strategy & Action Plan for the Medium Term 2012-2014
The Multi-Donor Trust Fund for Countries in Transition
Proposal for the Implementation of a Sanctions Process within the African Development Bank Group
Amendments to Rules and Procedures for Procurement of Goods and Works and Rules and Procedures for the Use of Consultants
Fine-Tuning the Organizational Structure and Business Processes of IACD
Energy Sector Policy of the African Development Bank Group
Framework for Enhanced Engagement with the Civil Society Organizations
Climate Change Action Plan (CCAP) 2011-2015
Information Technology Strategy 2013-2015
The Bank's Participation in the Middle East and North Africa Transition Fund
Budget Proposals for the Implementation of the Roadmap for the Return of the Operations of the Bank to the Headquarters in Côte d'Ivoire
The 2013-2015 Three-Year Rolling Plan and Budget Proposal

Annex III

A - List of Tables, Maps, Figures, and Boxes

Tables

Maps

Figures

Boxes

Annex III
B- Abbreviations

ADB African Development Bank
ADEA Association for the Development of Education in Africa
ADER Annual Development Effectiveness Review
ADF African Development Fund
AfDB African Development Bank
ALSF African Legal Support Facility
AMBD Committee on Administrative Matters Affecting the Boards of Directors
AMCOW African Ministers' Council on Water
ANRE Annual Report
APRM African Peer Review Mechanism
AU African Union
AUC African Union Commission
AUFI Audit and Finance Committee
AUS$ Australian Dollar
AusAID Australian Government Overseas Aid Program
AWF African Water Facility
BRL Brazilian Real
BRICS Brazil Russia India China South Africa
CAHR Committee on Administrative Affairs and Human Resources Policy Issues
CAN$ Canadian Dollar
CAR Central African Republic
CAS Cost Accounting System
CBFF Congo Basin Forest Fund
CCAP Climate Change Action Plan
CDF Comprehensive Development Framework
CHF Swiss franc
CIDA Canadian International Development Agency
CIF Climate Investment Funds
CO_2 Carbon dioxide
CODE Committee on Operations and Development Effectiveness
CSP Country Strategy Papers
CWHOLE Committee of the Whole
DAM Delegation of Authority Matrix
DFI Development Finance Institution
DFID Department for International Development of the United Kingdom
DKK Danish Krone
DRC Democratic Republic of Congo
ECA Economic Commission for Africa
ECBD Ethics Committee of the Boards of Directors
EITI Extractive Industries Transparency Initiative
ESTA Statistics Department
EVSL Enhanced Variable Spread Loan
EURIBOR Euro Interbank Offered Rate
FAPA Fund for African Private Sector Assistance
FDI Foreign Direct Investment
FO Field Office
GAFSP Global Agriculture and Food Security Program
GBP Pound sterling
GCC Governors' Consultative Committee
GCI General Capital increase
GCI-VI Sixth General Capital Increase
GDP Gross Domestic Product
GEF Global Environment Facility
HA Hectares
HIPC Heavily Indebted Poor Countries
HIV/AIDS Human immunodeficiency virus/ Acquired immunodeficiency syndrome
HQ Headquarters
HR Human Resources
IACD Integrity and Anti-Corruption Department
ICT Information and Communications Technology
IFAD International Fund for Agricultural Development
ILO International Labour Organization
IPR Implementation Progress and Results Report
ISP Institutional Support Program
IWRM Integrated Water Resources Management
JIBAR Johannesburg Interbank Agreed Rate
JPY Japanese Yen
KM Kilometres
KOAFEC Korea Africa Economic Technical Cooperation Fund
LIBOR London Interbank Offered Rate
LIC Low Income Country
LMDP Leadership and Management Development Program
LOC Line of Credit
LTS Long Term Strategy
M^3 cubic metres
MDB Multilateral Development Bank
MDRI Multilateral Debt Relief Initiative
MDG Millennium Development Goal
MDWPP Multi-Donor Water Partnership Program
MFW4A Making Finance Work for Africa
MIC Middle Income Country
M-PESA Mobilephone – Money Payment System
MW Megawatt
NEPAD New Partnership for Africa's Development
NGN Nigerian Naira
NGO Non governmental organization
NOK Norwegian Krone
NTF Nigeria Trust Fund
OAGL Office of the Auditor General
ODA Overseas Development Assistance
OECD Organisation for Economic Co-operation and Development
OPEV Operations Evaluation Department

PBA	Performance-Based Allocation
PBO	Policy-Based Operation
PHRDG	Policy and Human Resources Development Grant
PIDA	Program for Infrastructure Development in Africa
PIUS	Project implementation units
PL	Professional Level
PPP	Public Private Partnership
PRG	Partial Risk Guarantee
PRSP	Poverty Reduction Strategy Paper
REC	Regional Economic Community
RMC	Regional Member Country
RLF	Results-based Logical Framework
RRC	Regional Resources Centers
RWSSI	Rural Water Supply and Sanitation Initiative
SAP ERP	Enterprise resource planning application systems and management
SEFA	Sustainable Energy Fund for Africa, Denmark
SME	Small and Medium-Size Enterprise
SSA	Sub-Saharan Africa
STI	Science Technology and Innovation
TF	Trust Fund
TRY	Turkish Lira
UA	Unit of Account
UNCDF	United Nations Capital Development Fund
UNDP	United Nations Development Programme
UNECA	United Nations Economic Commission for Africa
UNESCO	United Nations Educational, Scientific and Cultural Organization
USA	United States of America
USD	United States Dollar
VP	Vice-President
WAEMU	West African Economic and Monetary Union
ZAR	South Africa Rand

Annex IV
Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2012

Trust Fund	Amount in the Agreement		Sectors	Activities
	Donor Currency	UA		
NEPAD Infrastructure Project Preparation Facility Fund (NEPAD IPPF)	USD 44,798,030.85	27,815,362	• ICT • Transport • Energy • Water and Sanitation	Regional project identification, preparation, workshops, seminars in line with NEPAD agenda, RECs capacity building
Denmark	DKK 17,700,000			
Canada	CAD 10,000,000			
Norway Government	NOK 45,000,000			
DFID/United Kingdom	GBP 5,000,000			
Germany Government	EUR 1,000,000			
ABD Contribution	UA 6,300,000			
Danish fund for Technical assistance	DKK 5,000,000			
USAID	USD 1,000,000			
Switzerland	Euro 2,000,000			
Canada	CAD 15,000,000			
African Water Facility Funds	Euro 160,974,862	109,331,498	Water Sector	Technical assistance, studies, operational support
Algeria	Euro 99,975			
Austria	Euro 5,120,259			
Australia	Euro 3,367,500			
Bill+Belinda Gates Fundation	Euro 3,307,677			
Canada	Euro 12,872,200			
Denmark	Euro 5,665,352			
DFID	Euro 17,052,415			
Egypt	Euro 15,000			
European Union	Euro 25,000,000			
France	Euro 11,999,990			
Norway	Euro 11,181,951			
Senegal	Euro 174,963			
Sweden	Euro 12,195,623			
Spain	Euro 12,000,000			
Chad	Euro 748,723			
D R Congo	Euro 3,743,617			
Canada	Euro 14,354,735			
Burkina Faso	Euro 74,872			
France	Euro 22,000,000			
Rural Water Supply and Sanitation Initiative Grants (RWSSI)	Euro 117,517,731	110,598,993	Water Sector	Policy and strategy, capacity building, training, programmes and project preparation
Denmark	Euro 30,829,647			
France	Euro 40,000,000			
Canada	Euro 17,325,409			
Netherlands, the	Euro 9,287,803			
Switzerland	Euro 20,000,000			
Burkina Faso	Euro 74,872			
Multi-donor Water Partnership Programme	Euro 5,313,656	4,842,482	Water Sector	Policies, workshops, conferences, training, studies and seminars
Canada	Euro 2,010,841			
Denmark	Euro 3,302,815			
SIDA Support to the First African Water Week	Euro 10,524			
Islamic Development Bank Support to the First African Water Week	Euro 13,689.77			
Fund for African Private Sector Assistance (FAPA)	USD 49,066,564	30,465,719	Private Sector Development	Technical assistance, capacity building
Japan	USD 35,660,000			
Austria	USD 2,648,047			
ADB	USD 10,645,670			

Annex IV (continued)

Thematic Trust Funds/Special Funds Resources Available for Commitment, as of December 31, 2012

Trust Fund	Amount in the Agreement: Donor Currency	Amount in the Agreement: UA	Sectors	Activities
Congo Basin Forest Fund (CBFF)	**Euro 93,447,915**	**70,337,482**	Environment: Reduce deforestation and degradation, poverty reduction, sustainable forest management, sustainable development, capacity building	Assessment and funding of Projects, establishment of CBFF secretariat and systems, Governing Council meetings, Preparation of annual work plan, monitoring missions of CBFF projects. Sensitization workshops and seminars. Establish Monitoring & Evaluation system.
UK DFID	Euro 37,679,513			
Norway	Euro 40,658,154			
Canada	Euro 15,110,248			
Microfinance Capacity Building Fund	**Euro 15,113,515**	**14,100,927**	Microfinance	Consultancy services, Training and Capacity Building, Preparation of policy and sector studies
Spain	Euro 15,000,000			
UNCDF	USD 150,000			
Migration and Development Initiative Fund		**5,722,217**	Migration and Development	Studies, Technical Assistance
France	Euro 6,000,000			
IFAD	USD 200,000			
Governance Trust Funds		**4,325,036**	Governance	Measures to analyse and improve governance and reduce corruption, promotion of credible audit, accountability mechanisms and oversight institutions, good financial management including public procurement, support to investment climate and business environment
Norway	NOK 6,400,000			
Switzerland	CHF 3,000,000			
Denmark	USD 84,308			
Finland	USD 84,068			
Sweden	SEK 15,000,000			
South - South Cooperation Trust Fund	**USD 6,000,000**	**3,728,190**	Agriculture and Agribusiness Private Sector Development Clean Energy Governance Health Social Development	Technical Assistance, capacity Building, human resources development, seminars, workshops
Brazil				
Sustainable Energy Fund For Africa	**DKK 300,000,000**	**36,050,413**	Sustainable Energy Energy Efficiency	1) Project preparation for projects of total investment needs of USD 30-75 million. (Support of projects with an independent power producer or within a PPP structure; sovereign entities are not eligible as project sponsors) 2) Contribution of equity to a Private equity fund
Denmark (SEFA)				
Africa Trade Fund	**CAD 15,000,000**	**9,526,229**	Trade Economic Growth Regional Integration	Technical assistance, training, capacity building, preparation of policy and sector studies.
Trust Fund for Countries in Transition	**GBP 2,352,000** **DKK 9,300,000**	**3,515,141**	1. Strengthening governance 2. Fostering economic and social inclusion 3. Creating jobs 4. Supporting private sector led growth 5. Advancing regional and global integration.	
Total Resources Available in UA		**430,359,691**		

Annex IV (continued)

Bilateral Trust Funds Resources Available for Commitment, as of December 31, 2012

Trust Fund	Amount in the Agreement		Sectors	Activities
	Donor Currency	UA		
Canada 2008 Technical Cooperation Arrangement	CAD 5,573,187 from the old Canadian Trust Funds	**3,497,521**	• Good Governance • Regional economic integration • Private sector development • Environment • Gender	Policy articulation, Studies, Capacity building
China	USD 2,000,000	**1,241,812**	All sectors	Project identification, Preparation, Studies
Finnish Consultancy Trust Fund II	Euro 18,391,492	**13,125,283**	• Environment • Climate Change • Adaptation and Mitigation • Science and Technology related to Renewable and Clean Energy • Forestry Management • Water and Irrigation • Education	Studies, Technical Assistance
France	Euro 3,350,000	**3,154,782**	• Investment climate	Studies, Technical Assistance
India	USD 6,753,685.85	**4,293,370**	• Infrastructure • Private sector • Information and Communication Technology • Trade • Science and Technology	Technical Assistance, Capacity Building, Training, Seminars, Workshops, Consultation and Knowledge sharing on policy issues
Italy	Euro 2,783,573.01	**2,621,363**	• Infrastructure	Project identification, Preparation, Evaluation
Japan Policy and Human Resources Development Grant (PHRDG)	JPY 2,336,393,740	**16,633,399**	• PRSP • Policy	Analytical work, Capacity Building and Workshops
Korea	USD 26,608,163	**16,521,165**	• Infrastructure and natural resources • Information and communication technology • Knowledge sharing on Korea's economic development experience • Human resources development	Implementation of Korea-Africa Economic Cooperation (KOAFEC) Action Plans
Nigeria	USD 25,000,000	**15,522,648**	Capacity Building & Regional Integration in the areas of: • Science & Technology • Human Development (Health & Education) • Agriculture • Public Administration • Business & Finance	Pre-feasibility and feasibility studies, Project identification, Preparation, Appraisal, Post-evaluation, Mid-term review, Rehabilitation of existing projects experiencing difficulties, Training, Capacity building
Norway	NOK 21,000,000	**2,120,379**	• Gender and provision of Technical Assistants	Consultancy services and provision of Technical Assistants

Annex IV (continued)

Bilateral Trust Funds Resources Available for Commitment, as of December 31, 2012

Trust Fund	Amount in the Agreement		Sectors	Activities
	Donor Currency	UA		
Portugal	Euro 2,000,000	**1,714,310**	• Private sector development • Infrastructure • Renewable Energy and Energy Efficiency • Good governance and Capacity building • Agriculture • Water • Promotion of Portuguese language in the Bank's operations	Project cycle activities including pre-feasibility and feasibility studies, Capacity building and human resource development, policy and sector studies, Institution and policy dialogue
Spain	USD 1,486,000	**922,666**	• Transport • Environment • Social Sector • Industry • Public Utilities	Project identification, Preparation, Evaluation, Studies, Experts
Swedish Trust Fund for Consultancy Services	SEK 15,000,000	**1,510,709**	• All sectors	Project identification, Preparation, Evaluation, Supervision, Studies, Training
Switzerland	CHF 4,000,000	**2,373,718**	• Water	Project identification, Preparation, Evaluation, Pre-investment studies, pre-evaluation activities, Training, Seminars/Conferences (resource persons)
United Kingdom, DFID	GBP 13,000,000	**16,010,286**	• Infrastructure • Private Sector Development • Governance • Climate Change • Fragile States • Institutional Strengthening • Knowledge Management	i) Consulting services and technical assistance in support of project cycle activities, policy and sector studies ii) Training, capacity building and provision of institutional support
Total Resources Available in UA		**101,263,411**		

Annex V
The African Development Bank Group

The **African Development Bank (ADB)** resources, which are generally obtained through capital market borrowings, are used to provide loans to its RMCs on non-concessional terms. Resources from this window are also used to support private sector projects in all RMCs through direct loans, LOCs, trade finance facilities, equity and quasi-equity participations, and guarantees to financially sound and viable private enterprises, and multinational projects that support regional integration.

The ADB's standard loan product has evolved over time, with terms that are increasingly more accommodating and responsive to client needs.

The standard loan product now offered to sovereign and sovereign guaranteed clients is the Enhanced Variable Spread Loan (EVSL) which gives borrowers a high degree of flexibility to manage their interest rate risks. For Non-sovereign guaranteed clients the loan product offered is the Fixed Spread Loan.

The interest rate on the EVSL is comprised of a floating base (6-month LIBOR for USD and YEN, 6-month EURIBOR for Euro and 3 month JIBAR for ZAR), a funding margin that is a function of the Bank's cost of funding relative to LIBOR, EURIBOR or JIBAR computed every six month, and a contractual spread of 60 bps. At a borrower's request, the EVSL offers a free option to convert the floating base rate into a fixed rate.

The standard repayment period for sovereign and sovereign guaranteed loans is up to 20 years, including a grace period not exceeding 5 years.

The interest rate on the FSL is comprised of a floating base rate (6-month LIBOR for USD and YEN, 6-month EURIBOR for Euro and 3 month JIBAR for ZAR) which remains floating until maturity date or a fixed base rate (amortizing swap rate set at borrower's request for disbursed loan balances) plus a risk-based credit spread.

Non sovereign loans have standard repayment periods up to 15 years including a grace period that does not exceed 5 years.

The **African Development Fund (ADF)** resources emanate from contributions and periodic replenishments by ADF-State Participants, usually on a 3-year basis. No interest is charged on ADF loans. The loans, however, carry a service charge of 0.75 percent per annum on outstanding balances, and a commitment fee of 0.50 percent per annum on undisbursed commitments. Project loans span a 50-year repayment period, including a 10-year grace period. Lines of credit (LOCs) have a 20-year repayment period, which also includes a 5-year grace period. The Fund also provides grants to RMCs, and these do not carry any interest charges. For blend countries (see Appendix IV), however, the lending terms have been made more stringent during the ADF-12 (2011–2013) period, as follows: 30 years' maturity, a grace period of 8 years, and an interest rate of 1 percent on project loans. The other terms remain the same, namely: 0.75 percent service charge on outstanding balances and 0.5 percent commitment fee on undisbursed commitments.

The **Nigeria Trust Fund (NTF)** resources are provided entirely by the Federal Republic of Nigeria under an Agreement signed with the Bank in 1976 for an initial period of 30 years. Following its revision in April 2008, the Agreement provides that the resources of the Fund shall be used in accordance with the terms of the following three options:

- First option: (a) no interest charges on NTF loans; (b) a service charge of 0.75 percent per annum on outstanding balances; (c) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (d) a 20-year repayment period, including a 7-year grace period.

- Second option: (a) no interest charges on NTF loans; (b) a service charge of 0.75 percent per annum on outstanding balances; (c) a commitment fee of 0.5 percent per annum on undisbursed commitments; and (d) a 15-year repayment period including a 5-year grace period.

- Third option: Same terms as for the ADB private sector loans, taking into consideration the provisions of the Guidelines for the Bank's private sector financing as well as the risk analysis of the project.

Loans granted prior to the revision of the Agreement carried interest at rates that ranged between 2 percent and 4 percent, with a commission of 0.75 percent on undisbursed portions.

Appendices



Appendix I-1
ADB Organizational Chart as of December 31, 2012


BOARD OF GOVERNORS
(BGOV)
BOARD OF DIRECTORS
(BDIR)
INTEGRITY AND ANTI-CORRUPTION
IACD
OFFICE OF THE AUDITOR GENERAL
OAGL
PERFORMANCE MONITORING GROUP (virtual)
COPM
PRESIDENT
Donald KABERUKA
PRST
OPEATIONS EVALUATION
OPEV
COMPLIANCE REVIEW & MEDIATION UNIT
CRMU
ADMINISTRATIVE TRIBUNAL
TRIB
Chief Operating Officer
FVP/COO
DIRECTOR
COO
QUALITY ASSURANCE AND RESULTS
ORQR
OPERATIONS COMMITTEE SECRETARIAT
OPSC
FRAGILE STATES
OSFU
PROGRAMING & BUDGET
COBS
ETHICS OFFICE
COEO
OFFICE OF THE PRESIDENT
SAPR
CHIEF ECONOMIST
ECON
DEVELOPMENT RESEARCH
EDRE
STATISTICS
ESTA
AFRICAN DEVELOPMENT INSTITUTE
EADI
OPERATIONS I
COUNTRY & REGIONAL PROGRAMS & POLICY
ORVP
PROCUREMENT & FIDUCIARY SERVICES
ORPF
OPERATIONAL RESOURCES & POLICIES
ORPC
PARTNERSHIPS & COOPERATION
ORRU
RESOURCES MOBILIZATION
ORMU
REGIONAL WEST 1
ORWA
REGIONAL WEST 2
ORWB
EAST AFRICA REGIONAL RESOURCE CENTRE
EARC
REGIONAL EAST 2
OREB
REGIONAL CENTER
ORCE
REGIONAL NORTH 1
ORNA
REGIONAL NORTH 2
ORNB
SOUTH AFRICA REGIONAL RESOURCE CENTRE
SARC
REGIONAL SOUTH 2
ORSB
OPERATIONS II
– SECTOR OPERATIONS
OSVP
AGRICULTURE & AGRO INDUSTRY
OSAN
HUMAN DEVELOPMENT
OSHD
GOVERNANCE, ECONOMIC & FINANCIAL REFORMS
OSGE
OPERATIONS III
INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL INTEGRATION
OIVP
ENERGY, ENVIRONMENT AND CLIMATE CHANGE
ONEC
TRANSPORT AND ICT
OITC
PRIVATE SECTOR
OPSM
WATER & SANITATION
OWAS
NEPAD, REGIONAL INTEGRATION AND TRADE
ONRI
FINANCE
FNVP
FINANCIAL MANAGEMENT
FFMA
TREASURY
FTRY
FINANCIAL CONTROL
FFCO
STAFF RETIREMENT PLAN
SRPU
CORPORATE SERVICES
CSVP
GENERAL SERVICES & PROCUREMENT
CGSP
HUMAN RESOURCES MANAGEMENT
CHRM
INFORMATION MANAGEMENT
CIMM
OFFICIAL REP. OF ABIDJAN HEADQUARTERS
ROSA
LANGUAGE SERVICES
CLSD
VICE PRESIDENT / SG
SEGL
GENERAL COUNSEL & LEGAL SERVICES
GECL
STRATEGY OFFICE
STRG
OMBUDSMAN
OMBU
SECURITY
SECU
EXT. RELATIONS & COMMUNICATION UNIT
ERCU

Appendix I-2

Principal Officers of the Bank Group as of December 31, 2012

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT & UNITS REPORTING TO THE BOARDS			
President	KABERUKA	Donald	PRST
First VP, Chief Operating Officer	MBI	Emmanuel Ebot	COO
Secretary General and Vice President	AKINTOMIDE	Cecilia	SEGL
Director of Cabinet/Chief of Staff	KABAGAMBE	Anne Namara	SAPR
General Counsel and Director	GADIO	Kalidou	GECL
Legal Counsel	DEME	Mamoudou	GECL
Auditor General	ROUCHDY	Tarek	OAGL
Director	BOSSMAN	Anna	IACD
Director	KAPOOR	Kapil	STRG
Director	ZOUKPO	Zate Raymond	COO
Director	DINGA-DZONDO	Antoinette	OPSC
Director	MIZRAHI	Simon	ORQR
Director	EHOUNOU	Jean-Paul Aka	PECOD
Director	TOURE	Sekou	CRMU
Director	NANGIA	Rakesh	OPEV
Acting Head of Unit	WADE	Magatte	ERCU
Head of Unit	GODBOUT	William John	SECU
Ombudsman	ORRACA-NDIAYE	Amabel	OMBU
Officer in Charge for Director	BABALOLA	Clement Abioye	COBS
Chairperson, PECOD	H'MIDOUCHE	Mohamed	PECOD
Head Asia External Representation Office	TAMAGAWA	Masayuki	ASRO
Officer in Charge for Head of Unit	WAHOME	James Gituro	OSFU
Head of Ethics Office	KISUBI	Mohammad Ali Mubarak	COEO
Executive Secretary	LIPOU MASSALA	Albertine A.H.	TRIB
OFFICE OF THE CHIEF ECONOMIST			
The Chief Economist and Vice President	NCUBE	Mthuli	ECON
Director	MURINDE	Victor	EADI
Director	KAYIZZI-MUGERWA	Steve	EDRE
Director	LUFUMPA	Charles Leyeka	ESTA
CORPORATE SERVICES			
Vice President	WARDELL	Susan	CSVP
Director	EL AZIZI	Mohamed	CGSP
Director	WU	ZHI HUAN	CIMM
Acting Director	OPARE	Clement	CHRM
Officer in Charge for Director	NTCHANDEU	Micheline	CLSD
Official Representative, Abidjan	LAMINE ZEINE	Ali Mahaman	ROSA
FINANCE			
Vice President	BOAMAH	Charles Owusu	FNVP
Director	ODUKOMAIYA	Anthony Odusole	FFCO
Director	VAN PETEGHEM	Pierre	FTRY
Officer in Charge for Director	DE KOCK	Trevor Neil	FFMA
Head of Unit	GIRMA	Solomon	SRPU
Head of Internal Control	TCHAKOTE	Joachim Auguste	ICU
OPERATIONS I: COUNTRY & REGIONAL PROGRAMS & POLICY			
Vice President	SAKALA	Zondo Thomas	ORVP
Director	NEGATU	Gabriel	EARC
Director	KANGA	Marlene Eva	ORCE
Director	KOLSTER	Jacob	ORNA
Director	MATONDO-FUNDANI	Nono	ORNB
Director	VENCATACHELLUM	Desiré Jean-Marie	ORPC
Director	SHARMA	Vinay	ORPF
Director	OJUKWU	Chiji Chinedum	ORSB
Director	LITSE	Kpourou Janvier	ORWA
Director	PERRAULT	Franck Joseph Marie	ORWB
Director	FAAL	Ebrima	SARC
Officer in Charge for Director	KONE	Solomane	OREB
Head of Unit	CHERVALIER	Benoît Romain	ORMU
Officer in Charge for Head of Unit	KANGA	Marlène Eva	ORRU
OPERATION II: SECTOR OPERATIONS			
Vice President,	ABOU-SABAA	Aly Abdel-Hamed	OSVP
Director	BEILEH	Abdirahman D.	OSAN
Director	LOBE NDOUMBE	Isaac Samuel	OSGE
Director	SOUCAT	Agnès	OSHD
Coordinator, Partnership Secretariat	NALLETAMBY	Stefan Luis	MFW4A
OPERATIONS III: INFRASTRUCTURE, PRIVATE SECTOR & REGIONAL INTEGRATION			
Vice President	MBESHERUBUSA	Gilbert	OIVP
Director	CHEIKHROUHOU	Hela	ONEC
Director	RUGAMBA	Alex	ONRI
Director	TURNER	Timothy	OPSM
Director	JALLOW	Sering Baboucarr	OWAS
Officer in Charge for Director	OUMAROU	Amadou	OITC
JSSO Coordinator	DIA	Ibrahima	JSSO
Coordinator, African Water Facility	BAHRI	Akissa	AWTF
Coordinator	HASSAN	Mohamed Houssein	ICA

Source: AfDB Human Resources Management Department.

Appendix II-1
Resolutions Adopted by the Board of Governors in 2012 for the ADB

B/BG/2012/01	Resolution Authorizing the Return and Cancellation from the Total Authorized Capital Stock of the Bank of the Additional shares without Voting Power subscribed by Canada as part of interim measures pending the conclusion of the Sixth General Capital Increase (GCI-VI)
B/BG/2012/02	By-election of Executive Directors of the African Development Bank
B/BG/2012/03	Appointment of External Auditors for the Financial Years 2012 through 2016
B/BG/2012/04	Resolution Authorizing a Special Capital Increase
B/BG/2012/05	Resolution Authorizing the Accession of the Republic of South Sudan to the African Development Bank Agreement
B/BG/2012/06	Annual Report and Audited Financial Statements for the Financial Year ended 31 December 2011
B/BG/2012/07	Allocation and Distribution of Allocable Income of the African Development Bank for the Financial Year ended 31 December 2011
B/BG/2012/08	Distribution of Part of the Income of the Nigeria Trust Fund for the Financial Year ended 31 December 2011
B/BG/2012/09	Annual review of the Remuneration of the President
B/BG/2012/10	Annual review of the Remuneration of Executive Directors
B/BG/2012/11	Resolution authorizing the Cancellation and Reduction from the Total Authorised Capital Stock of the Bank of the Additional Shares without Voting Power subscribed by the Republic of Korea as part of interim measures pending the conclusion of the Sixth General Capital Increase (GCI-VI)

Source: AfDB General Secretariat.

Appendix II-2

Board of Governors of ADB: Voting Powers of Member Countries as of December 31, 2012

	Country	Governor	Alternate	Total Vote	Voting Power %
1	Algeria	Karim Djoudi	Miloud Boutabba	267,291	4.205
2	Angola	Job Graca	Carlos Alberto Lopes	74,104	1.166
3	Benin	Marcel A. De Souza	Jonas A. Gbian	12,955	0.204
4	Botswana	Vincent T. Seretse	Taufila Nyamadzabo	69,552	1.094
5	Burkina Faso	Lucien Marie Noël Bembamba	Lene Sebgo	27,544	0.433
6	Burundi	Tabu Abdallah Manirakiza	Moise Bucumi	15,638	0.246
7	Cameroon	Emmanuel Nganou Djoumessi	Blaise Ngoula Essomba	69,738	1.097
8	Cape Verde	Cristina Duarte	Leonesa Maria Do Nascimento Lima Fortes	5,469	0.086
9	Central African Republic	Abdou Karim Meckassoua	Albert Besse	3,448	0.054
10	Chad	Kordje Bedoumra	Mahamat Djibrine Souleyman	5,371	0.084
11	Comoros	Mohamed Ali Soilihi	Alfeine Sitti Soifiat Tadjiddine	1,166	0.018
12	Congo	Gilbert Ondongo	Raphael Mokoko	29,186	0.459
13	Côte d'Ivoire	Albert Toikeusse Mabri	Niale Kaba	234,924	3.696
14	Democratic Republic of Congo	Patrice Kitebi Kibol Mvul	Jean Claude Masangu Mulongo	65,359	1.028
15	Djibouti	Ilyas Moussa Dawaleh	Djama Mahamoud Haid	1,838	0.029
16	Egypt	Farouk El-Okdah	Ashraf El-Araby	341,478	5.372
17	Equatorial Guinea	Marcelino Owono Edu	*	10,721	0.169
18	Eritrea	Berhane Abrehe	Martha Woldegiorghis	2,628	0.041
19	Ethiopia	Sufian Ahmed	Ahmed Shide	101,214	1.592
20	Gabon	Luc Oyoubi	Christiane Rose Ossoucah Raponda	76,360	1.201
21	Gambia, the	Abdou Kolley	Mod A. K. Secka	10,289	0.162
22	Ghana	Kwabena Duffuor	Kwesi Bekoi Amissah-Arthur	144,382	2.271
23	Guinea	Kerfalla Yansane	Souleyman Cisse	26,275	0.413
24	Guinea Bissau	*	*	2,360	0.037
25	Kenya	Robinson Githae	Joseph K. Kinyua	92,331	1.453
26	Lesotho	Leketekete Victor Ketso	Mosito Khethisa	4,289	0.067
27	Liberia	Amara M. Konneh	Sebastian T. Muah	12,271	0.193
28	Libya	Hassan Ziglam	Ali Mohamed Salem	256,508	4.035
29	Madagascar	*	*	41,590	0.654
30	Malawi	Ken Lipenga	Ted Sitima-Wina	19,343	0.304
31	Mali	Tiena Coulibaly	Marimpa Samoura	28,202	0.444
32	Mauritania	Thiam Diombar	Cheikh El Kebir Ould Chbih	4,323	0.068
33	Mauritius	Charles Gaetan Xavier Luc Duval	Ali Michael Mansoor	41,965	0.660
34	Morocco	Nizar Baraka	Driss Elazami Elidrissi	222,069	3.494
35	Mozambique	Aiuba Cuereneia	Ernesto Gouveia Gove	40,440	0.636
36	Namibia	Saara Kuugongelwa-Amadhila	*	22,167	0.349
37	Niger	Amadou Boubacar Cisse	Baillet Gilles	16,607	0.261
38	Nigeria	Ngozi Okonjo-Iweala	Danladi Irmiya Kifasi	589,371	9.272
39	Rwanda	John Rwangombwa	Kampeta Sayingoza	9,019	0.142
40	São Tomé and Príncipe	Helio Silva Almeida	Maria Do Carmo Trovoada Pires De Carvalho Silveira	4,930	0.078
41	Senegal	Amadou Kane	Lat Diop	67,234	1.058
42	Seychelles	Pierre Laporte	Caroline Abel	2,434	0.038
43	Sierra Leone	Samura Mathew Wilson Kamara	Edmund Koroma	15,948	0.251
44	Somalia	Sharif Hassan Sheik Adam	Hamid A, Ibrahim	2,566	0.040
45	South Africa	Pravin Gordhan	Lungisa Fuzile	305,833	4.811
46	Sudan	Ali Mahmoud Mohamed Abdelrasoul	Magdi Hassan Yassin	24,786	0.390
47	Swaziland	Majozi Vincent Sithole	Hlangusemphi Dlamini	7,876	0.124
48	Tanzania	William Augustao Mgimwa	Charles Mutalemwa	52,281	0.822
49	Togo	Adji Oteth Ayassor	Mawussi Djossou Semodji	10,608	0.167
50	Tunisia	Riadh Bettaieb	Adel Ben Ali	89,434	1.407
51	Uganda	Maria Kiwanuka	Chris Kassami	32,472	0.511
52	Zambia	Alexander B. Chikwanda	Fredson K. Yamba	80,034	1.259
53	Zimbabwe	Tendai Biti	Willard L. Manungo	131,011	2.061
	TOTAL REGIONALS			3,827,230	60.210

Appendix II-2 (continued)

Board of Governors of ADB: Voting Powers of Member Countries as of December 31, 2012

	Country	Governor	Alternate	Total Vote	Voting Power %
1	Argentina	Hernán Lorenzino	Mercedes Marcó Del Pont	6,472	0.102
2	Austria	Maria Fekter	Edith Frauwallner	28,955	0.456
3	Belgium	Steven Vanackere	Franciscus Godts	41,151	0.647
4	Brazil	Miriam Aparecida Belchior	Carlos Augusto Vidotto	28,710	0.452
5	Canada	John Baird	Rob Stewart	242,145	3.809
6	China	Zhou Xiaochuan	Yi Gang	71,545	1.126
7	Denmark	Ib Petersen	Birgitte Markussen	75,236	1.184
8	Finland	Anne Sipiläinen	Jorma Julin	31,640	0.498
9	France	Ramon Fernandez	Delphine D'Amarzit	238,916	3.759
10	Germany	Gundrun Kopp	Claus-Michael Happe	260,863	4.104
11	India	Palaniappan Chidambaram	Arvind Mayaram	14,808	0.233
12	Italy	Vittorio Grilli	Carlo Monticelli	154,267	2.427
13	Japan	Koriki Jojima	Masaaki Shirakawa	349,096	5.492
14	Korea	Jaewan Bahk	Choongsoo Kim	28,955	0.456
15	Kuwait	Mustafa Al-Shamali	Hesham Al-Waqayan	10,332	0.163
16	Netherlands, The	Lilianne Ploumen	Rob Swartbol	55,095	0.867
17	Norway	Arvinn Eikeland Gadgil	Kare Stormark	74,077	1.165
18	Portugal	Vitor Gaspar	Maria Luis Albuquerque	15,810	0.249
19	Saudi Arabia	Yousef I. Albassam	Ahmed M. Al-Ghannam	12,854	0.202
20	Spain	Luis De Guindos Jurado	Fernando Jiménez Latorre	69,767	1.098
21	Sweden	Hanna Hellquist	Per Örnéus	98,664	1.552
22	Switzerland	Beatrice Maser Mallor	Maya Jaouhari Tissafi	93,672	1.474
23	United Kingdom	Hon Justine Greening	Lynne Featherstone	107,308	1.688
24	United States of America	Timothy Geithner	Robert D. Hormats	418,875	6.590
	TOTAL NON-REGIONALS			**2,529,213**	**39.790**
	GRAND TOTAL			**6,356,443**	**100.000**

Source: AfDB Treasury Department.
Note:
* *Vacant*

Source: AfDB Treasury Department.

Appendix II-3

Board of Directors of ADB: Voting Powers and Countries Represented as of December 31, 2012

Executive Director	For	Total Vote	Voting Power %
Abdelhak Benallegue	Algeria	267,291	
Paulo Alfredo Mendes (Alternate)	Guinea Bissau	2,360	
	Madagascar	41,590	
		311,241	4.896
Mohit Dhoorundhur	Mauritius	41,965	
Petronella M. N. Mwangala (Alternate)	Zambia	80,034	
	Botswana	69,552	
	Malawi	19,343	
		210,894	3.318
Abdul-Magid Gadad	Libya	256,508	
Mohamed O. H. Khattar (Alternate)	Mauritania	4,323	
	Somalia	2,566	
		263,397	4.144
El Fatih Mohamed Khalid	Sudan	24,786	
Alieu Momoudou Ngum (Alternate)	Gambia, The	10,289	
	Ghana	144,382	
	Liberia	12,271	
	Sierra Leone	15,948	
		207,675	3.267
Moegamat Shahid Khan	South Africa	305,833	
Motena Ernestine Tsolo (Alternate)	Lesotho	4,289	
	Swaziland	7,876	
		317,999	5.003
Mohamed S. S. Zaghloul	Egypt	341,478	
Almis Mohamed Abdillahi (Alternate)	Djibouti	1,838	
		343,316	5.401
Mohamed Mahroug	Morocco	222,069	
Moufida Jaballah Srarfi (Alternate)	Tunisia	89,434	
	Togo	10,608	
		322,111	5.067
Amadou Kone	Côte d'Ivoire	234,924	
Bernardo N. Abaga Mayie (Alternate)	Equatorial Guinea	10,721	
	Guinea	26,275	
		271,920	4.278
Emmanuel Ngoy-Tha	Central African Republic	3,448	
Remy K. Ka-Kachoko (Alternate)	Democratic Republic of Congo	65,359	
	Burundi	15,638	
	Cameroon	69,738	
	Congo	29,186	
		183,368	2.885
Mamadou Abdoulaye Sow	Senegal	67,234	
Liliane Alapini Zeze (Alternate)	Benin	12,955	
	Burkina Faso	27,544	
	Cape Verde	5,469	
	Chad	5,371	
	Comoros	1,166	
	Gabon	76,360	
	Mali	28,202	
	Niger	16,607	
		240,908	3.790
Mampuya F. Pedro Tombwele	Angola	74,104	
Rafique Jusob Mahomed (Alternate)	Mozambique	40,440	
	Namibia	22,167	
	Zimbabwe	131,011	
		267,722	4.212

Appendix II-3 (continued)

Board of Directors of ADB: Voting Powers and Countries Represented as of December 31, 2012

Executive Director	For	Total Vote	Voting Power %
Shehu Yahaya	Nigeria	589,371	
Maria N. C. Batista de Sousa (Alternate)	São Tomé and Principe	4,930	
		594,301	9.350
Mary Consolate Muduuli	Uganda	32,472	
Mulu Ketsela (Alternate)	Ethiopia	101,214	
	Eritrea	2,628	
	Kenya	92,331	
	Rwanda	9,019	
	Seychelles	2,434	
	Tanzania	52,281	
		292,379	4.600
François Kruger	France	238,916	
José Nuno (Alternate)	Spain	69,767	
	Belgium	41,151	
		349,834	5.504
Walter Crawford Jones	United States of America	418,875	
		418,875	6.590
Masahiro Kan	Japan	349,096	
Carlos R. Bolo Bolano (Alternate)	Argentina	6,472	
	Austria	28,955	
	Brazil	28,710	
	Saudi Arabia	12,854	
		426,087	6.703
Christoph Kohlmeyer	Germany	260,863	
	Portugal	15,810	
	Switzerland	93,672	
		370,345	5.826
Hau Sing Tse	Canada	242,145	
Jangro Lee (Alternate)	Korea	28,955	
	China	71,545	
	Kuwait	10,332	
		352,977	5.553
Margit Thomsen	Denmark	75,236	
Per Erik Trulsson (Alternate)	Sweden	98,664	
	Finland	31,640	
	India	14,808	
	Norway	74,077	
		294,425	4.632
Vincenzo Zezza	Italy	154,267	
Pim De Keizer (Alternate)	The Netherlands	55,095	
	United Kingdom	107,308	
		316,670	4.982
Regional Total		**3,827,230**	**60.210**
Non-Regional Total		**2,529,213**	**39.790**
GRAND TOTAL		**6,356,443**	**100.000**

Source: AfDB Treasury Department.

Appendix III-1

Resolutions Adopted by the Board of Governors in 2012 for the ADF

F/BG/2012/01	Selection of Executive Directors of the African Development Fund
F/BG/2012/02	Appointment of External Auditors for the Financial Years 2012 through 2016
F/BG/2012/03	Annual Report and Audited Special Purpose Financial Statements for the Financial Year ended 31 December 2011

Source: AfDB General Secretariat.

Appendix III-2

Board of Governors of ADF: Voting Powers of State Participants and of the ADB as of December 31, 2012

	Country	Governor	Alternate	Total Vote	Voting Power %
1	African Development Bank			1,000.000	50.000
2	Argentina	Hernán Lorenzino	Mercedes Marcó Del Pont	0.086	0.004
3	Austria	Maria Fekter	Edith Frauwallner	17.286	0.864
4	Belgium	Steven Vanackere	Franciscus Godts	19.877	0.994
5	Brazil	Miriam Aparecida Belchior	Carlos Augusto Vidotto	6.285	0.314
6	Canada	John Baird	Rob Stewart	75.305	3.765
7	China	Zhou Xiaochuan	Yi Gang	19.600	0.980
8	Denmark	Ib Petersen	Birgitte Markussen	26.212	1.311
9	Finland	Anne Sipiläinen	Jorma Julin	21.633	1.082
10	France	Ramon Fernandez	Delphine D'amarzit	103.502	5.175
11	Germany	Gudrun Kopp	Claus-Michael Happe	103.204	5.160
12	India	Palaniappan Chidambaram	Arvind Mayaram	3.636	0.182
13	Italy	Vittorio Grilli	Carlo Monticelli	55.690	2.785
14	Japan	Koriki Jojima	Masaaki Shirakawa	114.110	5.706
15	Korea	Jaewan Bahk	Choongsoo Kim	9.182	0.459
16	Kuwait	Mustafa Al-Shamali	Hesham Al-Waqayan	8.664	0.433
17	Netherlands, The	Lilianne Ploumen	Rob Swartbol	41.430	2.072
18	Norway	Arvinn Eikeland Gadgil	Kare Stormark	43.902	2.195
19	Portugal	Vitor Gaspar	Maria Luis Albuquerque	6.917	0.346
20	Saudi Arabia	Youssef Al-Bassam	Ahmed M. Al-Ghannam	12.403	0.620
21	Spain	Luis De Guindos Jurado	Fernando Jiménez Latorre	23.469	1.173
22	Sweden	Hanna Hellquist	Per Örnéus	53.418	2.671
23	Switzerland	Beatrice Maser Mallor	Maya Jaouhari Tissafi	36.643	1.832
24	United Arab Emirates	-	-	0.389	0.019
25	United Kingdom	Hon Justine Greening	Lynne Featherstone	87.269	4.363
26	United States of America	Timothy Geithner	Robert D. Hormats	109.885	5.494
	GRAND TOTAL			2,000.000	100.000

Source: AfDB Treasury Department.

Appendix III-3

Board of Directors of ADF: Voting Powers and Countries Represented as of December 31, 2012

Executive Director/Alternate	Participant	Voting Power in %*	Voting Power by constituency
Mamadou Abdoulaye Sow**	ADB	7.143	
Abdelhak Benallegue**	ADB	7.143	
Mohit Dhoorundhur**	ADB	7.143	
Amadou Kone**	ADB	7.143	
Mohamed Mahroug**	ADB	7.143	
Mary Muduuli**	ADB	7.143	
Pedro Mampuya Francisco Tombwele**	ADB	7.143	
			50.000
Walter Crawford Jones	United States of America	5.494	
Alexander Severens	United States of America		
			5.494
Masahiro Kan	Japan	5.706	
Abdulrahman Abubakr	Saudi Arabia	0.620	
	Argentina	0.004	
	Austria	0.864	
	Brazil	0.314	
			7.509
Margit Thomsen	Denmark	1.311	
Per Erik Trulsson	Sweden	2.671	
	Finland	1.082	
	India	0.182	
	Norway	2.195	
			7.440
Christoph Kohlmeyer	Germany	5.160	
	Portugal	0.346	
	Switzerland	1.832	
			7.338
Hau Sing Tse	Canada	3.765	
Thamer Husain	Kuwait	0.433	
	China	0.980	
	Korea	0.459	
			5.638
François Kruger	France	5.175	
José Nuno	Spain	1.173	
	Belgium	0.994	
			7.342
Vincenzo Zezza	Italy	2.785	
Pim De Keizer	The Netherlands	2.072	
	United Kingdom	4.363	
			9.219
Vacant	United Arab Emirates	0.019	
			0.019
GRAND TOTAL			**100.000**

Source: AfDB Treasury Department.
Notes:
* *Slight differences may occur in totals due to rounding.*
** *For the period beginning 1st October 2012 through 30th June 2013.*

Appendix III-4

Subscriptions of State Participants and of the ADB as of December 31, 2012

	Participant	Contribution in UA
1	ADB	111,740,678
2	Argentina	18,631,870
3	Austria	393,135,183
4	Belgium	445,056,440
5	Brazil	143,629,903
6	Canada	1,578,214,052
7	China	435,740,891
8	Denmark	587,626,347
9	Finland	452,952,370
10	France	2,280,055,861
11	Germany	2,291,116,185
12	India	79,297,898
13	Italy	1,202,641,865
14	Japan	2,471,811,921
15	Korea	208,872,845
16	Kuwait	171,819,948
17	Netherlands, The	942,321,782
18	Norway	990,788,146
19	Portugal	143,996,291
20	Saudi Arabia	260,498,240
21	South Africa	31,287,121
22	Spain	560,688,133
23	Sweden	1,114,248,512
24	Switzerland	795,080,640
25	United Arab Emirates	8,289,468
26	United Kingdom	2,000,550,330
27	United States of America	2,624,511,415
	Sub-Total	**22,344,604,337**
	Supplementary Contributions through accelerated encashment to reduce the Gap	**103,892,879**
	Supplementary Contributions through cash to reduce the Gap	**50,869,711**
	GRAND TOTAL	**22,499,366,927**

Source: AfDB Treasury Department.

Appendix IV

Classification of Regional Member Countries

Category A – Countries Eligible for ADF Resources Only*	
1. Benin	20. Liberia
2. Burkina Faso	21. Madagascar
3. Burundi	22. Malawi
4. Cameroon	23. Mali
5. Central African Republic	24. Mauritania
6. Chad	25. Mozambique
7. Comoros	26. Niger
8. Congo	27. Rwanda
9. Congo, Democratic Republic of	28. São Tomé and Principe
10. Côte d'Ivoire	29. Senegal
11. Djibouti	30. Sierra Leone
12. Eritrea	31. Somalia
13. Ethiopia	32. Sudan
14. Gambia	33. Tanzania
15. Ghana	34. Togo
16. Guinea	35. Uganda
17. Guinea Bissau	36. Zambia
18. Kenya	37. Zimbabwe
19. Lesotho	
Category B – Countries Eligible for a Blend of ADB and ADF Resources	
1. Nigeria	
Category C – Countries Eligible for ADB Resources only	
1. Algeria	
2. Angola	
3. Botswana	
4. Cape Verde	
5. Egypt	
6. Equatorial Guinea	
7. Gabon	
8. Libya	
9. Mauritius	
10. Morocco	
11. Namibia	
12. Seychelles	
13. South Africa	
14. Swaziland	
15. Tunisia	

* *Except for limited ADB lending for enclave and private sector projects.*

Index

Bank Group Addresses

HEADQUARTERS

ROSA
BANQUE AFRICAINE DE DEVELOPPEMENT
01 Boite Postale 1387 ABIDJAN 01, Côte d'Ivoire
7è étage de l'Immeuble CRRAE UMOA PLATEAU
TEL +225 20 20 4822
FAX +225 20 21 31 00
Contact: Mr. Ali LAMINE ZEINE, Representative
E-mail: a.zeine@afdb.org

EXTERNAL REPRESENTATION OFFICE

JAPAN
External Representation Office for Asia (ASRO)
African Development Bank Group
Room 701, NBF Building, 1-1-7 Uchisaiwai-cho,
Chiyoda-ku, Tokyo, 100-0011, Japan
TEL +81 3 3581 4429
Contact: Mr. Masayuki TAMAGAWA,
Resident Representative
E-mail: m.tamagawa@afdb.org

REGIONAL RESOURCE CENTRES

KENYA
East Africa Resource Centre (EARC)
African Development Bank Group
12th Floor, Landmark Plaza
Argwings Kodhek Road, Upper Hill
Nairobi, Kenya
TEL +254 20 2712925/6/8
FAX +254 20 2712938
Contact: Mr. Gabriel NEGATU, Director, EARC
E-mail: g.negatu@afdb.org

SOUTH AFRICA
South Africa Resource Centre (SARC)
African Development Bank Group
339 Witch-Hazel Avenue, Highveld Ext. 78
Centurion, South Africa
TEL +27 12 003 6900
Contact: Mr. Ebrima FAAL, Director, SARC
E-mail: e.faal@afdb.org

CUSTOMIZED OFFICES

BENIN
Rue des Dominicians
01 BP 506
Lot 111
Zone Résidentielle
Cotonou, Benin
TEL +229 21 31 30 45/+229 94 75 54 99
FAX + 229 21 31 18 34
Contact: Mr. Daniel NDOYE, Resident Country
Economist, ADB Liaison Office
E-mail: d.ndoye@afdb.org

GUINEA-BISSAU
Bureau du Programme national de la BAD (GWFO)
Groupe de la Banque africaine de Développement
Rua Rui Djassi, Bâtiment des Nations Unies,
4e étage
Bissau, Guinea-Bissau
TEL +245 320 13 48
FAX +245 320 17 53
CELL +245 664 14 84/590 90 19
Contact: Mr. Jose Albino CHERNO EMBALO,
National Program Officer
E-mail: a.embalo@afdb.org

MAURITIUS
Mauritius Liaison Office
African Development Bank Group
5th Floor, Anglo-Mauritius House
Intendance street
Port Louis, Mauritius
TEL +230 211 61 72
Contact: Mr. Karim MHIRSI, Resident Country
Economist, ADB Liaison Office
E-mail: k.mhirsi@afdb.org

SÃO TOME AND PRÍNCIPE
São Tomé and Príncipe Programme Office (STFO)
African Development Bank Group
Bureau national de la BAD
S/C Programme des Nations Unies pour le
Développement
Avenue des Nations Unies BP 109
São Tome et Principe
TEL +239 9907116
Contact: Mr. Helder NETO (UNDP), National
Program Officer

FIELD OFFICES

ALGERIE
Bureau nationale de l'Algerie (DZFO)
Groupe de la Banque africaine de Développement
Commune d'El-Biar lotissement BENSMAIA,
parcelle n°4, lot n°3
Alger, Algeria
TEL +213 779 503 314
Contact: Mrs. A. DIARRA-THIOUNE, Resident
Representative
E-mail: a.diarra-thioune@afdb.org

ANGOLA
Angola Field Office (AOFO)
Banco Africano de Desenvolvimento
Rua Rei Katyavala Building Rei Katyavala
Ingombota
Luanda, Angola
TEL +244 937240847/+244930049256/
+244 935565656
EXT 1992/2281/3526
Contact: Mr. Martin SEPTIME, Resident
Representative
E-mail: m.septime@afdb.org

BURKINA FASO
Bureau nationale du Burkina Faso (BFFO)
Groupe de la Banque africaine de Développement
Immeuble Administratif et Technique de l'ARCEP
5ème Etage
Ouagadougou, Burkina Faso
TEL +226 50375750/51/53
FAX +226 50375749
EXT 6150-6199
Contact: Mrs. K.G. NZAU-MUTETA,
Représentante Résidente
E-mail: g.nzau-muteta@afdb.org

BURUNDI
Bureau national du Burundi (BIFFO)
Groupe de la Banque africaine de Développement
24, Rue des Travailleurs, Kiriri
B.P. 7543- Bujumbura, Burundi
TEL +257 22 27 78 23/22 27 78 24
FAX +257 22 27 78 25
Contact: Mr. Abou Amadou BA, Resident
Representative
E-mail: a.a.ba@afdb.org

CAMEROUN
Bureau national du Cameroun (CMFO)
Groupe de la Banque africaine de Développement
Immeuble Foul'assi 1067 bis rue 750
Nouvelle Route Bastos,
BP: 33 178 Yaoundé, Cameroun
TEL +237 22 20 27 61/22 20 27 65
FAX +237 22 20 27 64
Contact: Mr. Kane RACINE, Resident Representative
E-mail: k.racine@afdb.org

DEMOCRATIC REPUBLIC OF CONGO
Bureau national du R.D. Congo (CDFO)
Groupe de la Banque africaine de Développement
Immeuble de la BCDC (Banque de Commerce
du Congo)
Boulevard du 30 Juin – Kinshasa NRC Kinshasa 340
Kinshasa I, République Démocratique du Congo
TEL +243 0 815 705 989
Contact: Mr. Valentin ZONGO, Resident
Representative
E-mail: v.zongo@afdb.org

EGYPT
Egypt Field Office (EGFO)
African Development Bank Group
72b, Al-Maahad El-Eshteraky st. 5th floor
AFREXIMBANK Bldg. – Opposite to Marryland
Roxy/Heliopolis – Cairo/Egypt
TEL +202 22563790/1
FAX +202 22563792
Contact: Mr. Sibry TAPSOBA, Resident
Representative
E-mail: s.tapsoba@afdb.org

ETHIOPIA
Ethiopia Field Office (ETFO)
African Development Bank Group
Get House Building
7th and 8th floor
Kirkos Sub City, Kebele 20/21, House No 056
Addis Ababa, Ethiopia
TEL +251 11 554 63 36
FAX +251 11 554 63 35
Contact: Mr. Lamin Gorgui BARROW, Resident
Representative
E-mail: l.barrow@afdb.org

GABON
Bureau national du Gabon (GAFO)
Groupe de la Banque africaine de Développement
Immeuble Saint Georges
Quartier Kalikak
B.P. 4075
LIBREVILLE, Gabon
TEL +241 442952/+241 442953
FAX +241 442951
Contact: Mr. Moulay ENNAHLI, Resident
Representative
E-mail: m.ennahli@afdb.org

GHANA
Ghana Field Office (GHFO)
African Development Bank Group
No.1 Dr. Isert Road
7th Avenue – Ridge – Accra, Ghana
TEL +233.302662818/302.662835
FAX +233.302.662855
Contact: Mrs M.L. AKIN-OLUGBADE, Resident
Representative
E-mail: m.akin-olugbade@afdb.org

LIBERIA
Liberia Field Office (LRFO)
African Development Bank Group
2nd from the sea, Sheriff-Sophie Street
Sophie community, Old Congo Town,
Montserrado County, Monrovia, Republic of Liberia
TEL +231 886665588/+231 880912918.
Contact: Mrs. Margaret KILO, Resident
Representative
E-mail: m.kilo@afdb.org

MADAGASCAR
Bureau national de Madagascar (MGFO)
Groupe de la Banque africaine de Développement
9è étage, Immeuble Fitaratra,
Rue Ravoninahitriniarivo,
Ankorondrano
Antananarivo 101, Madagascar
TEL +261 20 22 643 61
Contact: Mr. Abdelkrim BENDJEBBOUR, Resident
Representative
E-mail: a.bendjebbour@afdb.org

MALAWI
Malawi Field Office (MWFO)
African Development Bank Group
2nd Floor, Kang'ombe House
Box 30732,
City Centre, Lilongwe, Malawi
TEL +265 0 1 77 44 60-62/64
FAX +265 0 1 77 44 69
Contact: Mr. Andrew MWABA, Resident Representative
E-mail: a.mwaba@afdb.org

MALI
Bureau national du Mali (MLFO)
Groupe de la Banque africaine de Développement
Immeuble SODIES, ACI 2000
A l'angle derrière BNDA
BP 2950 Bamako, Mali
TEL +223 20 22 28 85/20 22 28 72
Contact: Mrs H. N'GARNIM-GANGA, Resident Representative
E-mail: h.ngarnim-ganga@afdb.org

MAROC
Bureau national du Maroc (MAFO)
Groupe de la Banque africaine de Développement
Immeuble "Espaces les Lauriers" 1er Etage
Angle des avenues Annakhil et Mehdi Ben Barka, Hay Riad
BP 592 Rabat Chellah
Rabat, Maroc
TEL +212 537 565 937
FAX +212 537 565 935
Contact: Mrs. Amani ABOU-ZEID, Resident Representative
E-mail: a.abou-zeid@afdb.org

MOZAMBIQUE
Mozambique Field Office (MZFO)
African Development Bank Group
3rd floor, JAT 4 Building
Zedequias Maganhela, 267
Maputo, Mozambique
TEL +258 21326409
FAX +258 21315600
EXT 3801-3806
Contact: Mr. Joseph Martial RIBEIRO, Resident Representative
E-mail: j.ribeiro@afdb.org

NIGERIA
Nigeria Field Office (NGFO)
African Development Bank Group
Plot 813
Lake Chad Crescent
Maitama District
Abuja, Nigeria
TEL +234 9 4133261/262
+234 9 6721738/738
FAX +234 9 413 3260/+1 321 956 3851
Contact: Mr. Ousmane DORE, Resident Representative
E-mail: o.dore@afdb.org

REPUBLIQUE CENTRAFRICAINE
Bureau national de la République Centrafricaine (CFFO)
Groupe de la Banque africaine de Développement
Rue JOSEPH DEGRAIN (Stade Municipal)
Sainte Sophie Résidences
BP 324
Bangui, RCA
Contact: Mr. Modibo SANGARE, Resident Representative
E-mail: m.sangare@afdb.org

RWANDA
Bureau national du Rwanda (RWFO)
Groupe de la Banque africaine de Développement
BUILDING GLORY HOUSE, 3rd & 4th FLOORS;
BOULEVARD DE L'UMUGANDA
KACYIRU ROAD
PO BOX: 7329
Kigali, Rwanda
TEL +250 252 504250
FAX +250 252 504298
Contact: Mr. Negatu MAKONNEN, Resident Representative
E-mail: n.makonnen@afdb.org

SENEGAL
Bureau régional du Sénégal (SNFO)
Groupe de la Banque africaine de Développement
Immeuble Coumba, 2ème étage
Route de Ngor, Zone 12
Les Almadies
BP 50544 - CP 18524 RP
Dakar, Sénégal
TEL +221 338200888/338697544
FAX +221 338200999
Contact: Mrs. Leila MOKADEM, Regional Resident Representative
E-mail: l.mokadem@afdb.org

SIERRA LEONE
Sierra Leone Field Office (SLFO)
African Development Bank Group
5th & 6th floor, Bishop Building
13 Lamina Sankoh Street, PMP335
Freetown, Sierra Leone
TEL +232 76541328
Contact: Mr. Yero BALDEH, Resident Representative
E-mail: y.baldeh@afdb.org

SOUTH SUDAN
South Sudan Field Office (SSFO)
African Development Bank Group
UNDP Compound
Ministries Road
P.O. Box 622
Juba, South Sudan
TEL +211 956 450 033
Contact: Mr. Jeremiah MUTONGA, Resident Representative
E-mail: j.mutonga@afdb.org

SUDAN
Sudan Field Office (SDFO)
African Development Bank Group
Higleig Petroleum Tower - 7th Floor
Obaid Khatim Street
P.O Box 644
Khartoum 11111, Sudan
TEL +249 183 236131/+249 183 236240/
+249 183 236320
Contact: Mr. Abdul KAMARA, Resident Representative
E-mail: a.kamara@afdb.org

TANZANIA
Tanzania Field Office (TZFO)
African Development Bank Group
Garden Avenue,
5th Floor, International House,
P.O. Box 6024
Dar es Salaam, Tanzania
TEL +255 22 2125281/2 (office)
+255 22 2125286 (Direct)
FAX +225 22 2125283
Contact: Ms. Tonia KANDIERO, Resident Representative
E-mail: t.kandiero@afdb.org

TCHAD
Bureau national du Tchad (TDFO)
Groupe de la Banque africaine de Développement
Immeuble BCC
2ème etage
Avenue Charles de Gaulle
BP 193
N'Djamena, Tchad
TEL +235 252 46 79/252 43 12
Contact: Mr. Michel DJIENA-WEMBOU, Resident representative
E-mail: m.djiene@afdb.org

TOGO
Bureau national du Togo (TGFO)
Groupe de la Banque africaine de Développement
Immeuble de la BOAD - 6e étage
68, Avenue de la Libération
01 B.P. 2722 Lomé, Togo
TEL +228 22 22 80 02/+228 22 22 80 03
Contact: M. Serge N'GUESSAN, Resident Representative
E-mail: s.n'guessan@afdb.org

UGANDA
Uganda Field Office (UGFO)
African Development Bank Group
14th Floor, Crested Towers Building
Plot 17/22 Hannington Road
Kampala, Uganda
P.O. Box 28509
TEL +256-414 236 166/7
FAX +256-414 234 011
Contact: Mr. Mahamudu BAWUMIA, Resident Representative
Emai: m.bawumia@afdb.org

ZAMBIA
Zambia Field Office (ZMFO)
African Development Bank Group
Banc ABC House
746 Church Road
Cathedral Hill
Ridgeway
Lusaka, Zambia
P O Box 51449
TEL +260 211 257868/869/874
FAX +260 211 257872
Contact: Mr. Freddie KWESIGA, Resident Representative
E-mail: f.kwesiga@afdb.org

ZIMBABWE
Zimbabwe Field Office (ZWFO)
African Development Bank Group
5th Floor, Joina City
Cnr Jason Moyo Avenue/Julius Nyerere Way
Harare, Zimbabwe
TEL +263 4 752 917/838
FAX +263 4 779 398
Contact: Mr. Damoni KITABIRE, Officer-in-Charge
E-mail: d.kitabire@afdb.org





AFRICAN DEVELOPMENT BANK GROUP

15, Avenue du Ghana, Angle des rues Pierre de Coubertin et Hedi Nouira, BP 323, 1002 Tunis Belvédère, TUNISIA
Tel (216) 71 333 511 **Fax** (216) 71 351 933
Email afdb@afdb.org **Website** www.afdb.org

Produced by Phoenix Design Aid AS/Denmark.
Printed on environmentally-friendly recycled paper with vegetable inks.
The printed matter is recyclable. ISO 14001/ISO 9001 and EMAS-approved.